
charles river

2008 ANNUAL REPORT

Charles River Laboratories International, Inc. (NYSE: CRL) provides essential products and services to help pharmaceutical and biotechnology companies, government agencies and leading academic institutions around the globe accelerate their research and drug development efforts.

Our 8,700 employees worldwide are focused on providing clients with exactly what they need to improve and expedite the discovery, development through first-in-human evaluation, and safe manufacture of new therapies for the patients who need them.



In Memoriam
Henry L. Foster, D.V.M.
1925-2008
Our founder – humble, dynamic, inspirational.

FROM CONTINUING OPERATIONS:



$1,058
$1,231
$1,343
2006
2007
2008

Revenue (in millions)



($6)
$61
$82
2006
2007
2008

Free Cash Flow* (in millions)



$125
$158
($522)
2006
2007
2008

Net Income (in millions)



$1.79
$2.29
($7.76)
2006
2007
2008

Earnings per Diluted Share



$154
$180
$200
2006
2007
2008

Non-GAAP Net Income*
(in millions)



$2.20
$2.62
$2.89
2006
2007
2008

Non-GAAP Earnings per Diluted Share*

* In accordance with Regulation G, reconciliations between GAAP and non-GAAP amounts can be found on page iv.

TO OUR SHAREHOLDERS:

Charles River, like most other companies, did not anticipate the extent to which the global economic crisis – and in our case, the biopharmaceutical market challenges – would impact us in 2008. However, even in this period of macroeconomic slowdown, we posted solid results for the year. Net sales grew 9.2% in 2008 to $1.34 billion, which was the primary driver behind a 10.3% increase in non-GAAP earnings per diluted share to $2.89. We reported a GAAP loss per diluted share of $7.76 in 2008, the result of a $700 million goodwill impairment triggered primarily by our lower market capitalization. We invested $197 million to complete our three-year capital expansion plan, and generated $82 million of free cash flow. We ended the year with $244 million of cash on hand and maintained our sound balance sheet and conservative capital structure. We are financially strong, which is a significant advantage during a period of economic turmoil.

Our pharmaceutical and biotechnology clients are undergoing a period of unprecedented challenge and change, as they strive to bring new therapies to market faster and more cost-effectively than in the past. In the second half of 2008, and particularly towards the end of the year, many took action to reprioritize pipelines and restructure their operations in order to improve their operating efficiency and reduce costs. These actions disrupted their normal spending patterns, so while our clients continued to spend on outsourced services, they did so in a very deliberate and measured manner. The result was a soft fourth quarter in 2008, and as these trends are continuing, a slow start to 2009.

We believe that the economic uncertainty and spending constraints are leading our clients to focus on drugs which are in the later stages of development, in an attempt to bring those drugs to market more quickly. However, we also believe the late-stage focus is transitory, and that clients will again focus on the earlier stages of drug development later in 2009. We expect this to be the case because of the robust organic growth of our Research Models and Services (RMS) business in 2008. Much of our RMS business supports our clients' discovery efforts, so its performance indicates that our clients are continuing to discover new therapies. In order to come to market, those therapies must progress through the development pipeline.

Charles River is uniquely positioned to support the drug development process because we are the only provider in the industry to offer solutions that span the entire continuum from lead compound selection through proof-of-concept. We provide the largest number of widely used research models, the most extensive range of scientific services to support the use of models in research, and one of the broadest portfolios of sophisticated GLP (Good Laboratory Practice) and non-GLP in vivo biology services in the industry. We offer expertise in a significant range of specialty GLP toxicology services including inhalation, infusion, developmental and reproductive, juvenile/neonatal, ocular, bone, immunotoxicology and phototoxicology.

Partnering with Charles River allows clients to leverage external scientific and regulatory expertise, capacity and staffing in flexible arrangements to enhance their own scientific breadth. This is particularly critical at a time when our pharmaceutical and biotechnology clients are endeavoring to improve both pipeline throughput and cost effectiveness concurrently. By using our extensive expertise and state-of-the-art capacity, our clients can reduce their investment in infrastructure and in-house capabilities, thus achieving their goal of more efficient operations. As they continue to leverage this opportunity, we are confident that the "virtualization" of big pharma and biotech will continue.

One of the important components of our success is our global network of facilities, strategically located in close proximity to our clients, and in the case of our preclinical facilities in Massachusetts and Nevada, two of the largest biopharmaceutical corridors in the world. We are pleased to have completed the final leg of our three-year major capital expansion plan in 2008, the cornerstone of which was the replacement of our Massachusetts and Nevada facilities. Following the completion of Massachusetts in 2007, we opened 370,000 square feet at our new preclinical facility in Nevada in 2008, and successfully transitioned from the legacy facility. There has been an excellent response to this new, state-of-the-art facility by our clients, which many consider to be the premier large-model safety testing facility in the world.

We opened our 50,000-square-foot Shanghai facility in the fourth quarter of 2008, and with validation completed, expect to begin providing GLP services in the second quarter of 2009. Though a nascent market today, we believe that China will in time be a key venue for drug discovery and development, and we intend to be the first global contract research organization to provide GLP services in China. We substantially completed construction of our preclinical facility in Sherbrooke, Quebec, which is scheduled to open in the second quarter of 2009. We also completed our new RMS facility in Maryland, which was built to support both our ten-year, $112 million contract with the National Cancer Institute, and commercial production and services. Further facility expansion will depend on market demand, but having assessed our available capacity, we believe we are extremely well positioned at this time to accommodate the global demand for our products and services, and the expected demand for preclinical outsourced services when it again intensifies.

In 2008, we expanded our portfolio both through internal development and strategic acquisition, selectively adding products and services which enhance our ability to support our clients' drug discovery and development efforts. To extend the strong growth profile of our endotoxin testing platform, the Endosafe®-PTS™, we launched the multi-cartridge system, or MCS. The PTS is experiencing rapid adoption by existing and new clients because it addresses stronger regulation of manufacturing processes. The U.S. Food and Drug Administration's Process Analytical Technology (PAT) initiative establishes guidelines for drug manufacturers to enhance real-time testing of product throughout the manufacturing process, and the PTS is aimed precisely at achieving that goal. The MCS enables rapid throughput of higher test volume, which is a growing necessity for our larger clients.

In September, we acquired MIR Preclinical Services, which became part of our Discovery & Imaging Services business. MIR expanded our therapeutic area expertise in oncology and added inflammation pharmacology, so that we now provide strong discovery support in four therapeutic areas: oncology, cardiovascular and metabolic diseases, and inflammation. In addition, MIR's core competency of high-throughput and efficient imaging technologies also positions us for growth in a new area of outsourcing for our clients.
Because we believe that biologics will continue to play a larger role in future drug development, we also acquired NewLab BioQuality AG in September. NewLab became part of our existing Biopharmaceutical Services business, which supports the development and manufacture of biologics. NewLab provided us with a strong presence in continental Europe and propelled us to a solid #2 market position.

Whether through capital expansion, internal development or strategic acquisition, our focus is on continuing to build a broader and deeper portfolio to support our clients' drug discovery and development efforts. We believe that outsourcing is the vehicle through which they will achieve their goals of more robust pipelines and leaner and more cost efficient infrastructures. Our ongoing discussions with clients give us confidence that as they emerge from this period of reprioritization and restructuring, they will continue to advance the process of outsourcing drug development.

Throughout 2008, we undertook initiatives to streamline our own operations and improve operating efficiency. We realigned the Sales and Marketing organization to enhance our interface with clients and to better position ourselves as one comprehensive solution across our entire continuum of essential products and services. We continued implementation of a Lean Six Sigma initiative, to which we refer as APEX, for Accelerating Performance Excellence. The Charles River culture has always encouraged continuous improvement, and we are embracing Lean Six Sigma because it provides us with a set of tools to enhance that process. And more recently, we implemented cost-saving measures to help us weather the current economic environment. Although difficult, we believe these actions will leave us in a stronger position to compete when the economy and client demand improve.

Charles River remains a strong company, focused on its core competencies of laboratory animal medicine and science, and regulatory-compliant preclinical services. We are a market leader in all major business areas in which we participate – all of which have high barriers to entry. We are continuously expanding our unique portfolio, which is aimed at exactly what our clients need to achieve their goals: scientific expertise, flexible staffing and facilities, and lower operating costs. Our balance sheet is strong, our capital structure is conservative and we generate robust cash flow, giving us the power to weather this period of softer demand and economic uncertainty. Our actions to enhance our portfolio and streamline our operations are geared toward our ultimate goal: to be an ideal strategic partner for pharmaceutical and biotechnology companies to help them accelerate drug development. Exactly.

During these complex and challenging economic times, I particularly want to thank our employees for their exceptional work and commitment, and our shareholders for their continued support.

Sincerely,



James C. Foster
Chairman, President and Chief Executive Officer

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
RECONCILIATION OF GAAP EARNINGS TO NON-GAAP EARNINGS (1)
(dollars in thousands, except for per share data)

	Twelve Months Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net income (loss)	$ (521,843)	$ 154,406	$ (55,783)
Less: Discontinued operations	(424)	3,146	181,004
Net income (loss) from continuing operations	(522,267)	157,552	125,221
Add back:			
Amortization related to acquisitions	30,312	33,509	37,639
Stock-based compensation related to Inveresk acquisition	-	94	635
Goodwill impairment	700,000	-	-
Impairment and other charges (2)	6,689	6,269	6,205
Expensed deal costs	1,125	-	-
U.S. pension curtailment	(3,276)	-	-
Sale of U.K. real estate	-	(2,047)	-
Pre-acquisition Inveresk stock compensation taxes	-	845	-
Deferred tax revaluation	2,921	(3,011)	-
Tax effect of goodwill impairment	(2,897)	-	-
Massachusetts tax law change	1,897	-	-
Tax benefit of repatriation	(4,045)	-	-
Tax effect	(10,690)	(12,984)	(15,514)
Net income from continuing operations, excluding specified charges (Non-GAAP)	$ 199,769	$ 180,227	$ 154,186
Weighted average shares outstanding - Basic	67,273,748	66,960,515	68,945,622
Effect of dilutive securities:			
2.25% senior convertible debentures	776,387	481,136	-
Stock options and contingently issued restricted stock	1,009,781	1,160,369	867,204
Warrants	87,420	133,916	135,206
Weighted average shares outstanding - Diluted	69,147,336	68,735,936	69,948,032
Basic earnings (loss) per share	$ (7.76)	$ 2.31	$ (0.81)
Diluted earnings (loss) per share	$ (7.76)	$ 2.25	$ (0.80)
Basic earnings per share, excluding specified charges (Non-GAAP)	$ 2.97	$ 2.69	$ 2.24
Diluted earnings per share, excluding specified charges (Non-GAAP)	$ 2.89	$ 2.62	$ 2.20

RECONCILIATION OF FREE CASH FLOW (NON-GAAP) (1)
(dollars in thousands)

	Twelve Months Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net cash provided by operating activities	$ $279,465	$ $288,425	$ $175,973
Less: Capital expenditures	(197,081)	(227,036)	(181,747)
Free cash flow	$ $82,384	$ $61,389	$ $(5,774)

(1) Charles River management believes that supplementary non-GAAP financial measures provide useful information to allow investors to gain a meaningful understanding of our core operating results and future prospects, without the effect of one-time charges, consistent with the manner in which management measures and forecasts the Company's performance. The supplementary non-GAAP financial measures included are not meant to be considered superior to, or a substitute for results of operations prepared in accordance with GAAP. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations.

(2) Reported results in 2008 include the sale of the Company's Vaccine business in Mexico and closure of the Company's facility in Hungary; the disposition of the Company's Worcester, MA facility; severance costs related to cost-saving actions and advisory fees incurred in connection with repatriation of accumulated foreign earnings. Reported results in 2007 include the accelerated exit from the Company's Worcester, MA facility. Reported results in 2006 include the impairment charges and severance costs related to cost-saving actions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

Commission File No. 001-15943

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**06-1397316** (I.R.S. Employer Identification No.)
251 Ballardvale Street **Wilmington, Massachusetts** (Address of Principal Executive Offices)	**01887** (Zip Code)

(Registrant's telephone number, including area code): **(781) 222-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

On June 28, 2008, the aggregate market value of the Registrant's voting common stock held by non-affiliates of the Registrant was approximately $4,303,090,433.

As of February 13, 2009, there were outstanding 66,789,799 shares of the Registrant's common stock, $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders scheduled to be held on May 7, 2009, which will be filed with the Securities and Exchange Commission not later than 120 days after December 27, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K. With the exception of the portions of the 2009 Proxy Statement expressly incorporated into this Annual Report on Form 10-K by reference, such document shall not be deemed filed as part of this Form 10-K.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

General

This Annual Report on Form 10-K contains forward-looking statements regarding future events and the future results of Charles River Laboratories International, Inc. that are based on current expectations, estimates, forecasts, and projections about the industries in which Charles River operates and the beliefs and assumptions of our management. Words such as "expect," "anticipate," "target," "goal," "project," "intend," "plan," "believe," "seek," "estimate," "will," "likely," "may," "designed," "would," "future," "can," "could" and other similar expressions that are predictions of or indicate future events and trends or which do not relate to historical matters are intended to identify such forward-looking statements. These statements are based on current expectations and beliefs of Charles River and involve a number of risks, uncertainties, and assumptions that are difficult to predict. For example, we may use forward-looking statements when addressing topics such as: future demand for drug discovery and development products and services, including the outsourcing of these services; present spending trends and other cost reduction activities by our customers (particularly in light of the challenging economic environment); future actions by our management; the outcome of contingencies; changes in our business strategy; changes in our business practices and methods of generating revenue; the development and performance of our services and products; market and industry conditions, including competitive and pricing trends; changes in the composition or level of our revenues; our cost structure; the impact of acquisitions and dispositions; the timing of the opening of new and expanded facilities; our expectations with respect to sales growth, efficiency improvements and operating synergies (including the impact of specific actions intended to cause related improvements); changes in our expectations regarding future stock option, restricted stock, performance awards and other equity grants to employees and directors; changes in our expectations regarding our stock repurchases; expectations with respect to foreign currency exchange; assessing (or changing our assessment of) our tax positions for financial statement purposes; and our cash flow and liquidity. In addition, these statements include the availability of funding for our customers and the impact of economic and market conditions on them generally the effects of our first quarter 2009 cost-saving actions and other actions designed to manage expenses, operating costs and capital spending and to streamline efficiency, the timing of our repatriation of accumulated income earned outside the United States and the ability of Charles River to withstand the current market conditions. You should not rely on forward-looking statements because they are predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or in the case of statements incorporated by reference, on the date of the document incorporated by reference. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Form 10-K under the section entitled "Our Strategy," the section entitled "Risks Related to Our Business and Industry," the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our press releases and other financial filings with the Securities and Exchange Commission. We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this report not to occur.

Corporate History

Charles River has been operating since 1947 and during that time, we have undergone several changes to our business structure. Charles River Laboratories International, Inc. was incorporated in 1994. In 2000, we completed the initial public offering of Charles River Laboratories International, Inc. Our stock is traded on the New York Stock Exchange under the symbol "CRL "and is included in the Standard & Poor's MidCap 400, 1000 and Composite 1500 Indices, the Dow Jones US Biotechnology Index, the NYSE Composite Index and the NYSE Healthcare Sector Index, among others. We are headquartered in Wilmington, Massachusetts. Our headquarters mailing address is 251 Ballardvale Street, Wilmington, MA 01887, and the telephone number at that location is (781) 222-6000. Our Internet site is *www.criver.com*. Material contained on our Internet site is not incorporated by reference into this Form 10-K. Unless the context otherwise requires, references in this Form 10-K to "Charles River," "we," "us" or "our" refer to Charles River Laboratories International, Inc. and its subsidiaries.

This Form 10-K, as well as all other reports filed with the Securities and Exchange Commission are available free of charge through the Investor Relations section of our Internet site as soon as practicable after we electronically file such material with, or furnish it to, the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. In addition, you may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Overview

We are a leading global provider of solutions that accelerate the drug discovery and development process, including research models and associated services, and outsourced preclinical services. The drug development process continues to require the steadily increasing investment of time and money—various studies and reports estimate it takes between 10-15 years, between $800 million and $1 billion, and exploration of more than 10,000 drug compounds to produce a single FDA approved drug. Charles River is positioned to leverage our core competencies in laboratory animal medicine and science, and regulatory-compliant preclinical services in an efficient and cost-effective way to aid our customers in bringing their drugs to market faster.

We currently have two reporting segments: Research Models and Services (RMS) and Preclinical Services (PCS). We provide the animal research models required in research and development of new drugs, devices and therapies and have been in this business for 60 years. We have built upon our core competencies to develop a diverse and growing portfolio of products and services. Our wide array of tools and services enables our customers to reduce costs, increase speed and enhance their productivity and effectiveness in drug discovery and development. Our customer base includes global pharmaceutical companies, biotechnology companies, as well as government agencies, and leading hospitals and academic institutions around the world. We currently operate approximately 70 facilities in 17 countries worldwide. Our products and services, supported by our global infrastructure and deep scientific expertise, enable our customers to meet many of the challenges of early-stage life sciences research. In 2008, our net sales from continuing operations were $1.34 billion, and while we had a net operating loss of $521.8 million, this included a $700.0 million goodwill impairment charge.

In recent years, we have completed a number of acquisitions that have broadened our present portfolio of high-end services to include general toxicology, specialty toxicology, discovery and imaging services, biopharmaceutical services and Phase I clinical services. In addition, these acquisitions:

- significantly expanded our overall corporate size;
- significantly increased the breadth of the products and services that we offer; and
- expanded and strengthened our global footprint in the growing market for pharmaceutical research and development services.

These acquisitions, which include the acquisitions of NewLab BioQuality AG and MIR Preclinical Services in 2008, have been critical in our continuing mission to support our key pharmaceutical and biotechnology customers, who are increasingly seeking full service, global partners to whom they can outsource more of their preclinical research and development efforts. By some estimates, the outsourced drug development services market is approximately $5.0 billion annually. It is thought that this represents only 20-25% of all of the drug development work currently performed, and is expected to increase over time as outsourcing trends continue.

In 2008, much of our focus has been dedicated towards our continued positioning of ourselves to take advantage of long-term opportunities to support our clients as they continue to outsource drug development services. The major elements of our capacity expansion program, which has been underway for three years and included the replacement of two of our larger existing PCS facilities with new, state-of-the-art facilities, are drawing to a close. We opened the first of the replacement sites in Massachusetts in 2007 and the second in Nevada in 2008. In addition, we opened a new PCS facility in China in late 2008, which we anticipate will be one of the first GLP-compliant facilities in China by the end of the first half of 2009, bolstering our efforts to become the partner of choice for our global pharmaceutical customers as they establish and expand research and development activities in China. We expect to open a new PCS facility in Sherbrooke (Canada) in the first quarter of 2009 in order to relieve capacity constraints at our Montreal facility. However, as a result of certain market factors which emerged in the second half of 2008 and negatively affected our sales growth, we evaluated our expansion plans and determined that we have sufficient capacity to accommodate our clients' current demand. Accordingly, we have delayed the expansion of our Ohio facility until 2010 when the industry will be better positioned to absorb additional capacity. In addition to our PCS capacity expansions, in 2008 we opened a new RMS facility in Maryland, in part to support the 10-year agreement with the National Cancer Institute to manage its research model colonies.

Research Models and Services (RMS). Charles River has been supplying research models to the drug development industry since 1947. With approximately 150 different strains, we continue to maintain our position as the global leader in the production and sale of research models, principally genetically and virally defined purpose-bred rats and mice. We also provide a variety of related services that are designed to assist our customers in supporting the use of research models in drug development. With multiple facilities located on three continents (North America, Europe and Asia (Japan)), we maintain production centers, including a total of approximately 180 barrier rooms or isolator facilities, strategically located near our customers. In 2008, RMS accounted for 49% of our total net sales and approximately 41% of our employees including approximately 128 science professionals with advanced scientific degrees.

Our RMS segment is comprised of (1) Research Models, (2) Research Model Services and (3) other related products and services.

Research Models. A significant portion of this business is comprised of the commercial production and sale of research models, principally purpose-bred rats, mice and other species for use by researchers. We provide our rodent models to numerous customers around the world, including most pharmaceutical companies, a broad range of biotechnology companies, many government agencies, and leading hospitals and academic institutions. We have approximately 23 production facilities located in 9 countries worldwide, which are strategically located to be in close proximity to our customers. Our research models include both standard strains and disease models such as those with compromised immune systems, which are increasingly in demand as early-stage research tools. The United States Food and Drug Administration (FDA) and foreign regulatory bodies typically require the safety and efficacy of new drug candidates be tested on research models like ours prior to testing in humans. As a result, our research models are an essential part of the drug discovery and development process.

Our rodent species have been and continue to be some of the most extensively used research models in the world, largely as a result of our continuous commitment to innovation and quality in the breeding process. Our research models are bred and maintained in controlled environments which are designed to ensure that the animals are free of specific viral and bacterial agents and other contaminants that can disrupt research operations and distort results. With our barrier room production capabilities, we are able to deliver consistently high-quality research models worldwide.

Our small research models include:

- outbred animals, which are genetically heterogeneous;
- inbred animals, which are genetically identical;

- hybrid animals, which are the offspring of two different inbred parents;
- spontaneous mutant animals, which contain a naturally occurring genetic mutation (such as immune deficiency); and
- other genetically modified research models, including knock-out models with one or more disabled genes and transgenic animals.

We also offer proprietary, disease-specific mouse and rat models used to find new treatments for diseases such as diabetes, obesity and cardiovascular and kidney disease. We are presently focusing our disease model program on four areas of research: cardiovascular, metabolic, renal and oncology which, in addition to providing overlapping disease modalities that support multiple uses of certain models, also permits us to concentrate on focused sales and marketing efforts.

In addition to our small research models, we also are a premier provider of high-quality purpose-bred, specific pathogen-free (SPF) or disease free, large research models to the biomedical research community, principally for use in their drug discovery and development studies.

Research Model Services. RMS also offers a variety of services, described below, designed to assist our customers in screening drug candidates faster. These services capitalize on the technologies and relationships developed through our research model business, and address the need among pharmaceutical and biotechnology companies to outsource the non-core aspects of their drug discovery activities. These services include those which are related to genetically defined research models for in-house research, as well as those services designed to implement efficacy screening protocols to improve the customer's drug evaluation process. We currently offer four major categories of research models services—Genetically Engineered Models and Services, Consulting and Staffing Services, Research Animal Diagnostics, and Discovery and Imaging Services.

Genetically Engineered Models and Services (GEMS). In this area of our business, we assist our customers in validating, maintaining, improving, breeding and testing research models purchased or created by our customers for biomedical research activities. While the creation of a genetically engineered model (GEM) can be a critical scientific event, it is only the first step in the discovery process. Productive utilization of GEMs requires significant additional technical expertise. We provide breeding expertise, model characterization (including genotyping and phenotyping) and colony development, quarantine, embryo cryopreservation, embryo transfer and health and genetic monitoring. We provide these services to over 500 laboratories around the world from pharmaceutical and biotechnology companies to hospitals and universities and maintain more than 1,000 different types of naturally occurring or genetically engineered models for our customers.

Consulting and Staffing Services. Building upon our core capability as the leading provider of high-quality research models, we manage animal care operations (including recruitment, training, staffing and management services) on behalf of government and academic organizations, as well as commercial customers. Demand for our services results from the growing trend by these research institutions to outsource internal functions or activities that are not critical to the core scientific innovation process, or for which they do not maintain the necessary resources in-house. In addition, we believe that our expertise in animal care and facility operations enhances the productivity and quality of our customers' animal care and use programs.

Research Animal Diagnostics. We assist our customers in monitoring and analyzing the health and genetics of the research models used in their research protocols. We developed this capability internally by building upon the scientific foundation created by the diagnostic laboratory needs of our research model business. Depending upon a customer's needs, we may serve as its sole-source testing laboratory, or as an alternative source supporting its internal laboratory capabilities. We believe that the continued growth in model development and characterization and utilization of specific disease models and GEMs will drive our future growth as the reference laboratory of choice for health and genetic testing of laboratory animals.

Discovery and Imaging Services. Augmenting our traditional model production and GEMS described above, we believe there are emerging opportunities to assist our customers in a variety of discovery and imaging areas, such as by speeding the development process by providing services that prepare models to be used in studies immediately upon arrival at the customer's facility, rather than requiring time and effort on the part of the customer to prepare the models. As a result of our veterinary medicine expertise, we are well positioned to provide such services, which include surgical procedures, feeding and aging, and biological and chemical modification. In addition, through our acquisition of MIR Preclinical Services, we now offer extensive *in vivo* imaging capabilities, as well as expertise in oncology and inflammation pharmacology. The Discovery and Imaging Services that we offer through our RMS business are complimentary to the Discovery Support services that we offer through our PCS business.

Other Related Research Model Products and Services. We also offer two other categories of products and services within RMS—endotoxin and microbial detection products and vaccine support.

Endotoxin and Microbial Detection (EMD or In Vitro). Our EMD business provides non-animal, or *in vitro,* methods for lot release testing of medical devices and injectable drugs for endotoxin contamination. We are committed to being the leader in providing our customers with *in vitro* alternatives as these methods become scientifically validated and commercially feasible, and toward that goal we work with and support the European Center for Validation of Alternative Methods in these efforts. Endotoxin testing uses a processed extract from the blood of the horseshoe crab, known as limulus amebocyte lysate (LAL). The LAL test is the first and only major FDA-validated *in vitro* alternative to an animal model test. The process of extracting blood is generally not harmful to the crabs, which are subsequently returned to their natural ocean environment. Our *in vitro* technology business produces and distributes endotoxin testing kits, reagents, software, accessories, instruments and associated services to pharmaceutical and biotechnology companies worldwide. We are a market leader in endotoxin testing, which is used for FDA-required quality control testing of injectable drugs and medical devices, their components and the processes by which they are manufactured.

We have developed the next generation of the endotoxin testing platform, known as the Endosafe Portable Testing System (Endosafe®-PTS™). The PTS is a portable endotoxin testing platform which allows rapid endotoxin testing in the central laboratory or in the field, affording researchers accurate and timely results. In 2006, we received FDA approval for the sale and marketing of the PTS system for FDA-required lot release endotoxin testing. The PTS can also be used for non-regulated applications, ranging from drug research and development to environmental monitoring. The PTS system has recently expanded into markets such as cell transplant and dialysis clinics, and, especially, nuclear pharmacies, where PTS is being adopted for lot release testing of nuclear medicines in response to pending FDA regulations. We are anticipating other opportunities developing as our customers react to the FDA's Process Analytical Technology (PAT) Initiative. In addition, over the next few years we look towards exploring other applications such as the environmental contaminant markets (pesticides and hazardous materials) and clinical diagnostics (infectious disease at point of care).

Vaccine Support. We are the global leader for the supply of specific pathogen-free, or SPF, chickens and fertile chicken eggs. SPF chicken embryos are used by animal health companies as self-contained "bioreactors" for the manufacture of live viruses. These viruses are used as a raw material primarily in poultry, as well as human vaccine, applications. The production of SPF eggs is done under biosecure conditions, similar in many ways to our research model production. We have a worldwide presence in North America with several SPF egg production facilities in the United States and contracted production capabilities in Hungary, and franchise operations in India, China and Australia. We also operate a specialized avian laboratory in the United States, which provides in-house testing quality control testing of the SPF flocks, offers testing services to vaccine companies and commercial poultry operations, and manufactures poultry diagnostics and bulk antigens for poultry vaccines.

Preclinical Services (PCS). Our PCS customers are principally engaged in the discovery and development of new drugs, devices and therapies.

Discovery represents the earliest stages of research in the life sciences, directed at the identification, screening and selection of a lead compound for future drug development. Discovery activities typically last anywhere from 4-6 years in conventional pharmaceutical research and development timelines.

Development activities, which follow, and which can take up to seven years, are directed at demonstrating the *safety, tolerability* and *clinical efficacy* of the selected drug candidates. During the preclinical stage of the development process, a drug candidate is tested *in vitro* (typically on a cellular or subcellular level in a test tube or multi-well petri plate) and *in vivo* (in research models) to support planned or on-going human trials. With our focus on early-stage drug development support, we view clinical Phase I studies as a strategic component of our preclinical service offerings.

The development services portion of our PCS business enables our customers to outsource their critical, regulatory-required drug and toxicology disposition activities to us. The demand for these services was historically driven by preclinical development programs of biotechnology companies, which traditionally have been outsourced, and also by the selective outsourcing strategy of larger global pharmaceutical companies. The necessary significant investments in personnel, facilities and other capital resources required in order to efficiently conduct and perform these activities means that global pharmaceutical companies and biotechnology companies are frequently choosing to outsource their development activities, allowing them to focus on their core competencies of innovation and early drug discovery and, particularly for pharmaceutical companies, promotion and market distribution.

We are one of the two largest providers of preclinical services worldwide and offer particular expertise in the design, execution and reporting of general and specialty toxicology studies, especially those dealing with innovative therapies and biologicals. We currently provide preclinical services at multiple facilities located in the United States, Canada, Europe and Asia (China). We have recently completed significant expansions at our preclinical facilities in Massachusetts and Nevada, and are nearing completion of an expansion of capacity in Canada. In recognition of the current market conditions, we are postponing the expansion of our Ohio facility until such time as our available capacity is filled, which we target as 2010. Our PCS segment represented 51% of our total net sales in 2008 and employed 59% of our employees including approximately 450 science professionals with advanced scientific degrees.

We currently offer the following preclinical services, in which we include both *in vivo* and *in vitro* studies, supportive laboratory services, and strategic preclinical consulting and program management to support product development from inception to proof of concept.

Toxicology. Toxicology is one of our core preclinical competencies and a competitive strength. Once a lead molecule is selected, the stage of preclinical development begins where appropriate toxicology studies are conducted to support initial clinical trials. These studies are performed on animal models to understand the toxic effects that a compound has on an organism over a variety of doses and over various time periods, and focus on safety and potential harmful effects. Our toxicology services feature:

- all the standard protocols for general toxicity testing (genotoxicity, safety pharmacology, acute, subacute, chronic toxicity and carcinogenicity potential) required for regulatory submissions supporting "first-in-human" to "first-on-the-market" strategies;

- expertise in specialty routes of administration and modes of administration (e.g., infusion, intravitreal administration, and inhalation), which are important not only for the testing of potential pharmaceuticals, but also for safety testing of medical devices, industrial chemicals, food additives, agrochemicals, biocides, nutraceuticals, animal health products and other materials;
- market-leading expertise in the conduct and assessment of reproductive and developmental toxicology studies (in support of larger scale, human clinical trials);
- services in important specialty areas such as ocular, bone, juvenile/neonatal, and immuno-toxicology as well as photobiology and dermal testing;
- work in all major therapeutic areas;
- study design and strategic advice to our clients based on our wealth of experience in support of drug development; and
- a strong history of aiding our sponsors in reaching their regulatory or internal milestones for safety testing, including studies addressing stem cell therapies, DNA vaccines, recombinant proteins, standard small molecules and medical devices.

Our toxicology facilities operate in compliance with Good Laboratory Practices (GLPs) as required by the FDA as well as other international regulatory bodies. Our facilities are regularly inspected by U.S. and other GLP compliance monitoring authorities, as well as our own and our customers' Quality Assurance departments.

Pathology Services. In the drug development process, the ability to identify and characterize clinical and anatomic pathologic change is critical in determining the safety of a new compound. We employ a large number of highly trained pathologists who use state-of-the-art techniques to identify potential compound-related changes within tissues, fluids and cells, as well as at the molecular level. Pathology support is critical for regulatory driven safety studies, but also for specialized investigative studies, discovery support, and stand-alone immunohistochemistry evaluations for monoclonal antibodies. Key "go/no-go" decisions regarding continued product development are typically dependent on the identification, characterization and evaluation of gross and microscopic pathology findings we perform for our clients.

Bioanalysis, Pharmacokinetics, and Drug Metabolism. In support of preclinical drug safety testing, our customers are required to demonstrate ample drug exposure, stability in the collected sample, kinetics of their drug or compound in circulation, the presence of metabolites, and with recombinant proteins and peptides, the presence of anti-drug antibodies. We have scientific depth in the sophisticated analytical techniques required to satisfy these requirements for a number of drug classes (including oligonucleotide and inhibitory RNAs). In the event that the sample analysis for preclinical study support translates to opportunities to analyze clinical samples for the same drug once human testing begins, we have opportunities to capture the benefits of bridging preclinical bioanalysis with later clinical development. Once the analysis is complete, our scientists evaluate the data to provide information on the pharmacokinetics and/or toxicokinetics of the exposure to the drug, as well as complete evaluation of the distribution of the drug or metabolites by radio-labeled techniques. Pharmacokinetics refers to understanding what the body does to a drug or compound once administered, including the process by which the drug is absorbed, distributed in the body, metabolized, and excreted (ADME); toxicokinetics refers to the same understanding as applied to potential toxic substances. Our clients require these studies for the full preclinical assessment of the disposition of the drug, the results of which are used in the final preclinical safety evaluation of the compound.

Discovery Support. At the earliest stages of lead compound identification, our scientists are engaged in evaluating the activity and efficacy of drug candidates in several important therapeutic areas, including:

- asthma (through our specialized disease model colonies);
- bone disease (using our state-of-the-art imaging and pathology capabilities);
- ophthalmology (using our models of neovascularization);
- general cardiovascular and device testing (using our surgical models); and
- early drug formulation and bioanalysis support and method development.

We also offer lead optimization strategies including early pharmacokinetic, metabolism, and toxicology support to help in early integrative drug selection criteria. The Discovery Support services that we offer through our PCS business are complimentary to the Discovery and Imaging Services that we offer through our RMS business.

Biopharmaceutical Services.

We provide specialized characterization, identity and safety testing of biologicals frequently outsourced by global pharmaceutical and biotechnology developers. Our laboratories in the United States, Germany (acquired in 2008 through our purchase of NewLab BioQuality AG), Scotland and Ireland provide timely, compliant molecular biology, virology, bioanalytical, immunochemistry, microbiology and related services. Our services in this area confirm that biological processes and the drug candidates produced are consistent, correctly defined, stable and essentially contaminant free. This type of testing is required by the FDA and other global regulatory authorities for our customers to obtain new drug approvals, to maintain government licensed manufacturing facilities and to release approved therapeutic products for patient treatment.

Our manufacturing services group grows and stores well-characterized early-stage client cell lines for later development or manufacture of therapeutic proteins and vaccines for clinical trials. We also collaborate with clients on process development, validation, manufacturing scale-up and biological testing.

Phase I Trials in Healthy, Normal and Special Populations

Phase I clinical trials are usually short duration studies conducted on a small number (20-100) of healthy human subjects (although special populations can be used) under highly controlled conditions. Testing is usually performed where trial participants can be closely monitored in a secure environment, such as at a clinic-type facility or hospital.

Our clinical services capabilities are centered around our premier Phase I clinic in Tacoma, Washington with a capacity of 250 beds. We focus our clinical services business on high-end clinical pharmacology studies in healthy participants. From a strategic perspective, we believe that our clinical services business benefits from pull-through from our preclinical and laboratory services (particularly with our biotechnology customers). Correspondingly, our preclinical and laboratory services businesses benefit from the presence of our Phase I clinical offerings as we can take advantage of enhanced economies of scale as well as "pull-down" from existing clinical customers.

We offer a wide range of Phase I clinical research services designed to move lead pharmaceutical candidates rapidly from preclinical development through Phase I pharmacokinetic tolerability and pharmacodynamic assessment to explore human pharmacology. We can conduct studies across a wide range of therapeutic areas, and have demonstrated experience in complex dose tolerance, radio-labeled, cardiac safety, pharmacokinetics, pharmacodynamics and bioavailability studies. In addition, we provide customers with high-end "first-in-human" studies for novel compounds, and expertise in complex drug-drug interaction studies. Participants at our clinics are evaluated through an intensive screening process to ensure study suitability. We employ clinical regulatory compliance staff to monitor the conduct and reporting of Phase I trials and to assure management that these trials are conducted in compliance with appropriate regulatory requirements.

Our Strategy

Our objective is to be the preferred strategic global partner for our clients in accelerating the search for drugs, devices and therapies. From discovery through proof of concept, our goal is to deliver a full portfolio of products and services for drug discovery and development (which are almost entirely mandated by law) and to partner with our clients to create the greatest value and strategic benefit to them. Our business is primarily driven by the continued growth of research and development spending by pharmaceutical and biotechnology companies, the federal government and academic institutions, and of outsourced services. According to reports by the Biomedical Industry Advisory Group, it takes 11 to 16 years and costs in the range of $180 million to $1.65 billion, with an average cost of approximately $900 million, to bring a new drug to market. Similarly, a separate report by the Pharmaceutical Research and Manufacturers of America estimate that it takes 10 to 15 years and costs in excess of $800 million to develop a drug ($1.2 billion for a biologic).

As the pressure to develop a strong pipeline of innovative new drugs increases, so does the pressure to contain costs, to implement research in multiple countries simultaneously and to identify, hire and retain a breadth of scientific and technical experts. These pressures are becoming more intense as patent expiries approach for many of our customers, leading them to increasingly rationalize their portfolios around therapeutic areas, streamline their operations, and look to outside partners to manage their non-core activities. In order to facilitate and speed their research (as well as to convert largely fixed costs into variable expenses), our pharmaceutical and biotechnology customers are increasingly making strategic decisions to outsource services which can be provided by high-quality full service providers like us. For instance, many of our larger customers—particularly those in the pharmaceutical industry—have announced plans to rationalize their workforce and facilities and/or increase outsourcing in order to concentrate on their core businesses and new product research and identification. These challenges are also leading to an increase in the role of procurement for cost control purposes, resulting in more bundled services and unique and deeper partnership arrangements from the perspective of both facility management and breadth of service. Over the past several years, we believe that the increase in these actions and the necessary growth of outsourcing is being driven by a unique confluence of events, including:

- the current outlook for drugs coming off patent protection and resulting threats from generic drug manufacturers, which are expected to affect a large percentage of these companies' existing revenues in the intermediate future (up to an estimated 30% of pharmaceutical companies' revenues by 2012);
- the reduction over the past decade in growth rate of drugs gaining approval;
- increased pressure to find drugs to cure critical diseases, many of which are complex and chronic and affect small patient populations, increasing risk and cost of development while segmenting and shrinking the patient populations from blockbusters to smaller, more specialized indications;
- continued productivity and cost containment pressures on the medical device, diagnostics and biopharmaceutical industries due in part to escalating global healthcare costs, increasing concentration of buying power attributable to larger payors and governments, while customers in those fields simultaneously need to manage increased financial focus on operating margins and returns;
- increasing globalization of drug development (particularly increased research and development activity in the India and China markets);
- heightened regulatory authority scrutiny worldwide, particularly concerning drug safety; and

- enhanced urgency to push the growing number of new compounds through the drug pipeline.

Outsourcing allows our customers to concentrate their internal expertise and resources on early drug discovery, while continuing to advance their most promising products through the development pipeline. This creates opportunities for companies such as ours who can help optimize our clients' programs and assist in accelerating the drug discovery and development process. Our strategy is to capitalize on these opportunities by continuing to build our portfolio of premium, value-added products and services through internal development and investment, augmented by strategic "bolt-on" transactions.

Our customers have faced a challenging market environment toward the end of 2008 and start of 2009. Among the factors that have affected them, we have seen the following have the most material impact:

- Large pharmaceutical companies have intensified their cost-savings and efficiency actions, and have announced significant initiatives to improve their research and development productivity and enhance their drug pipelines. This focus has been manifested through reductions in infrastructure and by spending constraints. In the short term, we have seen large pharmaceuticals slow down their preclinical and Phase I studies in favor of their later-stage products as they reprioritize compound pipelines (focusing on the back-end of their pipelines in the near-term) and moderate their spending per drug candidate;
- Biotechnology customers, particularly those that are cash-negative, have been highly focused on rationing their liquid assets in a challenging funding environment. In general, funding for biotechnology companies has been compromised by the current economic crisis;
- Many customers are narrowing their pipeline focus to a smaller number of similar, high potential therapeutic areas where they may yield the greatest returns;
- Many larger customers have diversified their technology platform bases and have focused their portfolios across biologics (therapeutic proteins, antibodies, RNAi and vaccines) while retaining their core expertise in small molecules;
- Our customers generally have been focused on near-term cost constraints as they contend with the challenges of the global economic slowdown; and
- Senior management turnover and structural realignment has resulted in some internal turmoil and slower decision-making in some of our larger customers while they finalize and roll-out their restructuring plans.

While the short term consequences of these actions have temporarily mitigated the outsourcing growth rate trends, we believe that in the mid-term there is no fundamental change in our clients' drug development activities and strategies, and in fact these changes will provide enhanced outsourcing opportunities going forward. In particular, we believe that as larger pharmaceutical companies become leaner and more efficient, they will also become more conservative in their staffing, lose experienced personnel, and generally focus on their core competencies of fundamental research and development and commercialization. This should lead to resumption of outsourcing as they assess their key internal priorities. Charles River is positioned to address our customers' future needs, as we can:

- provide external expertise which may be too costly for our customers to build and/or maintain in-house;
- partner with customers to allow them to compensate for recent capacity reductions;
- provide flexible arrangements to better balance our clients' workload/staff requirements;
- provide customized solutions by therapeutic area;
- address our customers' demands for "non-core" but strategically important activities, such as *in vivo* biology, general and specialty toxicology and program management; and

- provide value to our customers through broad-based partnerships across the breadth of the Charles River portfolio.

In today's business environment, we believe there is a particular advantage in being a global, full service, high-quality provider of services throughout the drug discovery and development continuum. Many of our customers, especially large pharmaceutical companies, are attracted to Tier 1 contract research organizations with a full breadth of capabilities, and choose to establish preferred provider relationships with only a small number, which allows them to simplify their relationship management as well as access greater value from their outsourcing partner. Recent trends suggest that large pharmaceutical restructurings, with increased focus on key therapeutic areas, may favor larger contract research organizations who can present customers with the benefits of economies of scale and scope, global footprint and simplified communications and coordination. Those companies with critical mass and financial stability are likely to have an advantage, as we expect that customers will gravitate towards placing long-term studies with providers they can rely upon. We are focused on being recognized as a premier preferred provider and building broader and deeper long-term strategic partnerships with our customers. Accordingly, with many of our largest customers, we enter into global preferred provider agreements that span both segments of our business. And as the role of the procurement department of our customers in selecting outsourcing partners increases, we expect that global reach and the availability of value-added services will become essential, which will aid Charles River in capitalizing on future opportunities. In addition, in response to individual customer needs, we have also been flexible in entering into broad-based multi-year partnering arrangements, generally involving financial commitments from the customer, which tap into the broad array of physical and/or service resources that we provide, such as reserving dedicated space within existing facilities, building out space to a particular specification, working within our clients' infrastructure, or even establishing a new facility.

We intend to continue to broaden the scope of the products and services we provide across the drug development continuum primarily through internal development, which will be augmented, as needed, through focused acquisitions and alliances. Our approach to acquisitions is a disciplined one that seeks to target businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. This strategy may include geographic expansion of existing core services, strengthening of one of our core services or the addition of a new product or service in a related or adjacent business. In 2008, we completed 6 acquisitions, ranging in size from $48.5 million to $1.4 million.

We believe that we are well positioned to exploit both existing and new outsourcing opportunities. As strategic outsourcing by our customers increases, we believe that our expertise in areas previously addressed by our customers' in-house capabilities allows us to provide a more flexible, efficient and cost-effective alternative for them. In short, because these products and services are the core of our business, we are able to build and maintain expertise and tap into economies of scale that are difficult for our customers to match with their internal capabilities.

We intend to focus our marketing efforts on, among other things, stimulating demand for further outsourcing across our entire portfolio. We believe that our ability to provide solutions that address all aspects of *in vivo* biology are increasingly attractive to our customers, and we are aligning our commercial activities to deliver flexible, customized programs designed to meet our client's global and site-specific needs, with an increasing emphasis on defining efficiency metrics and tangible value. In addition, as our customers narrow their focus toward specific therapeutic areas, we have increasingly aligned our services portfolio along therapeutic lines, particularly those subject to major research areas, such as oncology, metabolism, inflammation and cardiovascular. We have also focused on adding expertise in the biologics development areas. As a result of these collective efforts, we expect to be better positioned to gain market share by taking advantage of these trends, as well as broader based collaboration across the *in vivo* discovery to first-in-human continuum. In 2007 and 2008 we invested heavily in expanding our facilities capacity, which we expect to normalize beginning in 2009. Similarly, we are investing in our information technology systems and resources in order to better serve our customers, harmonize our data, and streamline our processes.

Customers

Our customers continue to consist primarily of all of the major pharmaceutical companies, many biotechnology companies, animal health, medical device, diagnostic and other life sciences companies, and leading hospitals, academic institutions, and government agencies. We have stable, long-term relationships with many of our customers. During 2008, no single commercial customer accounted for more than 5% of our total net sales.

For information regarding net sales and long-lived assets attributable to both of our business segments for the last three fiscal years, please see Note 10 included in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K. For information regarding net sales and long-lived assets attributable to operations in the United States, Europe, Canada, Japan and other countries for each of the last three fiscal years, please review Note 10 included in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K.

Sales, Marketing and Customer Support

We sell our products and services principally through our direct sales force and account management teams, the majority of whom work in North America, with the balance in Europe and the Asia-Pacific countries. Our primary promotional activities include organizing scientific symposia, publishing scientific papers, making presentations and participating at scientific conferences and trade shows in North America, Europe and Asia. We supplement these scientifically based marketing activities with trade advertising, direct mail and newsletters. In 2008, we launched our newly designed website. The direct sales force is supplemented by international distributors and agents for our products and services, particularly with respect to our EMD and Biopharmaceutical Services business.

Our internal marketing/product management teams support the field sales staff and account management teams while developing and implementing programs to create close working relationships with customers in the biomedical research industry. We maintain client/customer service, technical assistance and consulting service departments, which address both our customers' routine and more specialized needs. We frequently assist our customers in solving problems related to animal husbandry, health and genetics, biosecurity, preclinical and clinical study design, regulatory consulting, protocol development and other areas in which our expertise is widely recognized as a valuable resource by our customers.

Competition

Our strategy is to be a leader in each of the markets in which we participate. We compete in the marketplace on the basis of quality, reputation, responsiveness, pricing, innovation, breadth of therapeutic and scientific expertise, timeliness and availability, supported by our professional bench strength in animal science and toxicology, global capabilities and strategically located facilities worldwide. We are able to offer a unique portfolio through our broad array of both routine and specialized preclinical services, as well as a wide range of research models and research model services.

The competitive landscape for our two business segments varies.

- For RMS, our main competitors include three smaller competitors in North America (each of whom have a global scope), and several smaller competitors in Europe and in Japan. Of our main U.S. competitors, two are privately held businesses and the third is a government funded, not-for-profit institution. We believe that none of our competitors in RMS has our comparable global reach, financial strength, breadth of product and services offerings, technical expertise or pharmaceutical and biotechnology industry relationships.

- As for PCS, we believe we are one of the two largest providers of preclinical services in the world, based on net service revenue. Our commercial competitors for preclinical services consist of both publicly held and privately owned companies, and it is estimated that the top five participants (including Charles River) account for approximately 50% of the global market (exclusive of clinical services), with the rest of the market remaining highly fragmented. Our PCS segment (including our Phase I business) also competes with in-house departments of pharmaceutical and biotechnology companies, universities and teaching hospitals. Independently, the Phase I clinical services market is highly fragmented, with many public and private participants sharing the bulk of the market augmented by a number of smaller, limited-service providers also providing capacity.

We believe that the barriers to entry in certain of our business units, particularly those which require substantial capital expenditures, trained and specialized personnel, and mandate GLP compliant practices, are generally high and present a significant impediment for new market participants.

Industry Support and Animal Welfare

One of our core values is a concern for and commitment to animal welfare. We have been in the forefront of animal welfare improvements in our industry, and continue to show our commitment with special recognition programs for employees who demonstrate an extraordinary commitment in this critical area of our business. We created our own Humane Care Initiative, which is directed by our Animal Welfare and Training Group. The goal of the initiative is to assure that we continue as a worldwide leader in the humane care of laboratory animals. Laboratory animals are an important resource that further our knowledge of living systems and contribute to the discovery of life-saving drugs and procedures. We work hand-in-hand with the scientific community to understand how living conditions, handling procedures and stress play an important role in the quality and efficiency of research. As animal caregivers and researchers, we are responsible to our clients and the public for the health and well being of the animals in our care.

We support a wide variety of organizations and individuals working to further animal welfare as well as the interests of the biomedical research community. We fund scholarships to laboratory animal training programs, provide financial support to non-profit institutions that educate the public about the benefits of animal research and provide awards and prizes to outstanding leaders in the laboratory animal medicine field.

Employees

As of December 27, 2008, we had approximately 9,000 employees including approximately 577 science professionals with advanced degrees, including approximately 143 D.V.M.s, 191 Ph.D.s and 13 M.D.s. Our employees are not unionized in the United States, although employees are unionized at some of our European facilities, consistent with local customs for our industry. Our annual satisfaction surveys indicate that we have an excellent relationship with our employees.

Backlog

Our backlog for our PCS business segment was approximately $310.7 million at December 27, 2008 as compared to $393 million at December 29, 2007. Our preclinical services are performed over varying durations, from short to extended periods of time, which may be as long as several years. We maintain an order backlog to track anticipated revenue from studies and projects that either have not started, but are anticipated to begin in the near future, or are in process and have not been completed. We only recognize a study or project in backlog after we have received written evidence of a customer's intention to proceed. We do not recognize verbal orders. Cancelled studies or projects are removed from backlog.

We believe our aggregate backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons. First, studies vary in duration (i.e., some studies that are included in 2008 backlog may be completed in 2009, while others may be completed in later years). Second, the scope of studies may change, which may either increase or decrease their value. Third, studies included in backlog may be subject to bonus or penalty payments. Fourth, studies may be terminated or delayed at any time by the client or regulatory authorities for a number of reasons, including the failure of a drug to satisfy safety and efficacy requirements or a sponsor making a strategic decision that a study or service is no longer necessary. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study has been made. We cannot provide any assurance that we will be able to realize all or most of the net revenues included in backlog or estimate the portion to be filled in the current year.

Regulatory Matters

As our business operates in a number of distinct operating environments and in a variety of locations worldwide, we are subject to numerous, and sometimes overlapping, regulatory environments, as described below.

The Animal Welfare Act (AWA) governs the care and use of certain species of animals used for research. The United States Congress has passed legislation which excludes laboratory rats, mice and chickens used for research from regulation under the AWA. As a result, most of our United States small animal research model activities and our vaccine support services operations are not subject to regulation under the AWA. For regulated species, the AWA and attendant Animal Care regulations require producers and users of regulated species to provide veterinary care and to utilize specific husbandry practices such as cage size, shipping conditions, sanitation and, for certain species, environmental enrichment to assure the welfare of these animals. We comply with licensing and registration requirement standards set by the United States Department of Agriculture (USDA) for the care and use of regulated species. Our animal production facilities and preclinical facilities in the U.S. are accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC), a private, nonprofit, international organization that promotes the humane treatment of animals in science through voluntary accreditation and assessment programs. AAALAC covers all species of laboratory animals, including rats, mice and birds. Our preclinical business is also generally regulated by the USDA.

Our import and export of animals in support of several of our business units as well as our operations in foreign countries are subject to a variety of national, regional, and local laws and regulations, which establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. We maintain the necessary certificates, licenses, detailed standard operating procedures and other documentation required to comply with applicable regulations for the humane treatment of the animals in our custody at our locations.

Our PCS business conducts nonclinical laboratory safety studies intended to support the registration or licensing of our clients' products throughout the world. A minor part of our RMS business also conducts similar studies for our clients. The conduct of these studies must comply with national statutory or regulatory requirements for Good Laboratory Practice (GLP). GLP regulations describe a quality system concerned with the organizational process and the conditions under which nonclinical laboratory studies are planned, performed, monitored, recorded, archived and reported. GLP compliance is required by such regulatory agencies as the FDA, United States Environmental Protection Agency, European Agency for the Evaluation of Medicinal Products, Medicines and Healthcare Products Regulatory Agency (MHRA) in the United Kingdom, Health Canada, State Food and Drug Administration of the Peoples' Republic of China, and the Japanese Ministry of Health and Welfare. GLP requirements are significantly harmonized throughout the world and our laboratories are capable of conducting studies in compliance with all appropriate requirements. To assure our compliance obligations, we have established quality assurance units (QAU) in each of our nonclinical laboratories. The QAUs operate independently from those individuals that direct and conduct studies and monitor each study to assure management that the facilities, equipment, personnel, methods, practices, records, and controls are in compliance with GLP. Our laboratory managers use the results of

QAU monitoring as part of a continuous process improvement program to assure our nonclinical studies meet client and regulatory expectations for quality and integrity.

Our PCS business also conducts human Phase I clinical trials and provides services in support of our clients' registration or licensing applications. Human clinical trials are conducted in a progressive fashion beginning with Phase I, and in the case of approved drugs, continued through Phase IV trials. Phase I studies are the initial human clinical trials and are conducted with a small number of subjects under highly controlled conditions. These clinical trials and services are performed in accordance with the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use Good Clinical Practice Consolidated Guidance and in compliance with regulations governing the conduct of clinical investigations and the protection of human clinical trial subjects. In the United States, these trials and services must comply with FDA regulations and in Europe our clinical trials and services must comply with the clinical trials directive of the European Union. Neither FDA regulations nor the clinical trials directive requires a quality assurance program; however, our Phase I facilities have established quality assurance units that monitor the conduct and reporting of Phase I trials to assure that these trials are conducted in compliance with appropriate regulatory requirements.

Our manufacturing business produces endotoxin test kits, reagents, cell banks used in research and biopharmaceutical production and vaccine support products. Additionally, several of our laboratories conduct identity, stability and potency testing in support of our clients' manufacturing programs. These activities are subject to regulation by the FDA and other national regulatory agencies under their respective Good Manufacturing Practice (GMP) regulations. We are subject to inspection on a routine basis for compliance with these regulations. These regulations require that we manufacture our products or perform testing in a prescribed manner with respect to GMP compliance, and maintain records of, our manufacturing, testing and control activities. We also maintain an Establishment License with USDA's Center for Veterinary Biologics (CVB) that covers certain of our sites which manufacture antigens used in a licensed diagnostic kit for rodents or—particular to our vaccine support business—which manufacturer USDA licensed antigens, antibodies, and viruses that are sold to clients for use in the manufacturing of their own USDA licensed products. Our vaccine support business also manufactures and markets two USDA licensed products that are considered final use products (Mycoplasma Gallisepticum Antigen and Mycoplasma Synoviae Antigen), and sites involved in the manufacture of these articles are subject to regular inspection by USDA/CVB.

All of our sites are also subject to licensing and regulation under national, regional and local laws relating to the surface and air transportation of laboratory specimens, the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, and the safety and health of laboratory employees. Although we believe we are currently in compliance in all material respects with such national, regional and local laws (which include the USDA, the standards set by the International Air Transport Association, and European oversight agencies), failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

To ensure that all business sectors comply with applicable statutory and regulatory requirements and satisfy our client expectations for quality and regulatory compliance, we have established a corporate regulatory affairs and compliance organization that oversees our corporate quality system and all quality assurance functions within the Company, headed by our Corporate Vice President for Regulatory Affairs and Compliance.

Intellectual Property

We have developed and implemented computer software and technically derived procedures and products intended to maximize the quality and effectiveness of our services. Although our intellectual property rights are valuable to our success, we believe that such factors as the technical expertise, proprietary know-how, ability and experience of our professionals are more important, and that, overall, these technological capabilities provide significant benefits to our clients. Where we consider it appropriate, steps are taken to protect our know-how through confidentiality agreements and protection through registration of title or use. In addition, we in-license technology and products from other companies where it enhances both our product and services business. In the future, in-licensing may become a larger initiative to enhancing our offerings, particularly as we focus on therapeutic area expertise. With the exception of technology related to our *in vitro* testing business, including the Endosafe-PTS, we have no patents, trademarks, licenses, franchises or concessions which are material and upon which any of the products or services we offer are dependent.

Corporate Governance

We are committed to operating our business with integrity and accountability. We strive to meet or exceed all of the corporate governance standards established by the New York Stock Exchange, the Securities and Exchange Commission, and the Federal government as implemented by the Sarbanes-Oxley Act of 2002. Nine of the ten members of our Board of Directors are independent and have no significant financial, business or personal ties to the Company or management and all of our Board committees are composed entirely of independent directors. The Board adheres to Corporate Governance Guidelines and a Code of Business Conduct and Ethics which has been communicated to employees and posted on our website. We are diligent in complying with established accounting principles and are committed to providing financial information that is transparent, timely and accurate. We have a Related Person Transactions Policy designed to promote the timely identification of such transactions and to ensure we give appropriate consideration to any real or perceived conflicts in our commercial arrangements. We have a global process through which employees, either directly or anonymously, can notify management (and the Audit Committee of the Board of Directors) of alleged accounting and auditing concerns or violations including fraud. Our internal Disclosure Committee meets regularly and operates pursuant to formal disclosure procedures and guidelines which help to ensure that our public disclosures are accurate and timely. Copies of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and Related Person Transactions Policy are available on our website at www.criver.com under the "Investor Relations—Corporate Governance" caption.

Item 1A. Risk Factors

Risks Related to Our Business and Industry

Set forth below and elsewhere in this Form 10-K and in other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Form 10-K. We note that factors set forth below, individually or in the aggregate, may cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

The outsourcing trend in the preclinical and clinical stages of drug discovery and development may decrease, which could slow our growth.

Over the past several years, some areas of our businesses have grown significantly as a result of the increase in pharmaceutical and biotechnology companies outsourcing their preclinical and clinical research support activities. While industry analysts expect the outsourcing trend to continue for the next several years, a decrease in preclinical and/or clinical outsourcing activity could result in a diminished growth rate in the sales of one or more of our expected higher-growth areas and adversely affect our financial condition and results of operations. For additional discussion of the factors that we believe have recently been influencing outsourcing demand from our customers, please see the section entitled "Our Strategy" included elsewhere in the Form 10-K. Furthermore, our customer contracts are generally terminable on little or no notice. Termination of a large contract or multiple contracts could adversely affect our sales and profitability. Our operations and financial results could be significantly affected by these risks.

A reduction in research and development budgets at pharmaceutical and biotechnology companies may adversely affect our business.

Our customers include researchers at pharmaceutical and biotechnology companies. Our ability to continue to grow and win new business is dependent in large part upon the ability and willingness of the pharmaceutical and biotechnology industries to continue to spend on compounds in the preclinical phase of research and development and to outsource the products and services we provide. Fluctuations in the expenditure amounts in each phase of the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products and services. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, as well as by academic institutions, government laboratories or private foundations. In particular, recent studies have indicated that a majority of academic researchers are anticipating reductions in their budgets. Similarly, economic factors and industry trends that affect our clients in these industries, including funding for biotechnology companies, which have suffered during the economic downturn in 2008/2009, also affect their research and development budgets and, consequentially, our business as well. The economic downturn has also negatively affected us to the extent that the research and development budgets at our pharmaceutical customers have recently slowed down their preclinical and Phase I studies in favor of their later-stage products as they reprioritize compound pipelines (focusing on the back-end of their pipelines in the near-term) and moderate their spending per drug candidate. For additional discussion of the factors that we believe have recently been influencing outsourcing demand from our customers, please see the section entitled "Our Strategy" included elsewhere in the Form 10-K.

A reduction or delay in government funding of research and development may adversely affect our business.

A portion of net sales in our RMS segment is derived from customers at academic institutions and research laboratories whose funding is partially dependent on both the level and timing of funding from government sources, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Government funding of research and development is subject to the political process, which is inherently unpredictable. Our sales may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. Although recent reports indicate that the new administration's stimulus package includes a substantial increase in NIH funding for 2009, NIH funding has remained fairly flat in recent years and a reduction in government funding for the NIH or other government research agencies could adversely affect our business and our financial results.

Changes in government regulation or in practices relating to the pharmaceutical or biotechnological industries, including potential health care reform, could decrease the need for the services we provide.

Governmental agencies throughout the world, but particularly in the United States, strictly regulate the drug development process. Our business involves helping pharmaceutical and biotechnology companies, among others, navigate the regulatory drug approval process. Accordingly, many regulations, and often new regulations, are expected to result in higher regulatory standards and often additional revenues for companies that service these industries. However, some changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals (as has been advocated by certain groups), certain segments of our business could be materially adversely affected.

In recent years the U.S. Congress and state legislatures have considered various types of health care reform in order to control growing health care costs. We are unable to predict what legislative proposals will be adopted in the future, if any. Similar reform movements have occurred in Europe and Asia.

Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies, which could in turn decrease the business opportunities available to us both in the United States and abroad. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings. Furthermore, if health insurers were to change their practices with respect to reimbursements for pharmaceutical products, our customers may spend less, or reduce their growth in spending on research and development.

Our standard customer agreements contain customer-determined termination and service reduction provisions, which may result in less contract revenue than we anticipate.

Generally, our agreements with our customers provide that the customers can terminate the agreements or reduce the scope of services under the agreements with little or no notice. Customers may elect to terminate their agreements with us for various reasons, including: the products being tested fail to satisfy safety requirements; unexpected or undesired study results; production problems resulting in shortages of the drug being tested; the customer's decision to forego or terminate a particular study; or the loss of funding for the particular research study. If a customer terminates a contract with us, we are entitled under the terms of the contract to receive revenue earned to date as well as certain other costs and, in some cases, penalties. Cancellation of a large contract or proximate cancellation of multiple contracts could materially adversely affect our business (particularly our PCS segment) and, therefore, may adversely affect our operating results.

Many of our contracts are fixed price and may be delayed or terminated or reduced in scope for reasons beyond our control, or we may under-price or overrun cost estimates with these contracts, potentially resulting in financial losses.

Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and, accordingly, we bear the financial risk if we initially under-price our contracts or otherwise overrun our cost estimates. In addition, these contracts may be terminated or reduced in scope either immediately or upon notice. Cancellations may occur for a variety of reasons, and often at the discretion of the customer. The loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, although our contracts frequently entitle us to receive the costs of winding down the terminated projects, as well as all fees earned by us up to the time of termination. Some contracts also entitle us to a termination fee.

Contaminations in our animal populations can damage our inventory, harm our reputation for contaminant-free production, result in decreased sales and cause us to incur additional costs.

Our research models and fertile chicken eggs must be free of certain adventitious, infectious agents such as certain viruses and bacteria because the presence of these contaminants can distort or compromise the quality of research results and could adversely impact human or animal health. The presence of these infectious agents in our animal production facilities and certain service operations could disrupt our contaminant-free research model and fertile egg production as well as our animal services businesses including GEMS, harm our reputation for contaminant-free production and result in decreased sales.

Contaminations typically require cleaning up, renovating, disinfecting, retesting and restarting production or services. Such clean-ups result in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost customer orders and credits for prior shipments. In addition to microbiological contaminations, the potential for genetic mix-ups or mismatings also exists and may require the restarting of the applicable colonies. While this does not require the complete clean-up, renovation and disinfection of the barrier room, it would likely result in inventory loss, additional start-up costs and possibly reduced sales. In addition, contaminations expose us to risks that customers will request compensation for damages in excess of our contractual indemnification requirements. There also exists a risk that contaminations from models that we produce may affect our customer's facilities, with similar impact to them. In some cases, we may produce or import animals carrying infectious agents capable of causing disease in man; and in the case of such a contamination or undiagnosed infection, there could be a possible risk of human exposure and infection.

All such contaminations described above are unanticipated and difficult to predict and could adversely impact our financial results. We have made significant capital expenditures designed to strengthen our biosecurity and have significantly improved our operating procedures to protect against such contaminations; however, contaminations may still occur.

Our business is subject to risks relating to operating internationally.

A significant part of our net sales is derived from operations outside the United States. Our international revenues, which include revenues from our non-U.S. subsidiaries, have represented approximately one-half our total net sales in recent years. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future. There are a number of risks associated with our international business, including:

- foreign currencies we receive for sales and which we record as expenses outside the United States could be subject to unfavorable exchange rates with the U.S. dollar and reduce the amount of revenue (and increase the amount of expenses) that we recognize and cause fluctuations in reported financial results;
- certain contracts, particularly in Canada, are frequently denominated in currencies other than the currency in which we incur expenses related to those contracts and where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations;
- general economic and political conditions in the markets in which we operate;
- potential international conflicts, including terrorist acts;
- potential trade restrictions, exchange controls and legal restrictions on the repatriation of funds into the United States;
- difficulties and costs associated with staffing and managing foreign operations, including risks of violations of local laws or the U.S. Foreign Corrupt Practices Act by employees overseas or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;
- unexpected changes in regulatory requirements;
- the difficulties of compliance with a wide variety of foreign laws and regulations;
- unfavorable labor regulations in foreign jurisdictions;
- longer accounts receivable cycles in certain foreign countries; and
- import and export licensing requirements.

Upgrading and integrating our business systems could result in implementation issues and business disruptions.

We currently are engaged in a project to replace many of our numerous legacy business systems at our different sites globally with an enterprise wide, integrated enterprise resource planning (ERP) system. The process of planning and preparing for such an integrated, wide-scale implementation is extremely complex and we are required to address a number of challenges including data conversion, system cutover and user training. Problems in any of these areas could cause operational problems during implementation including delayed shipments, missed sales, billing and accounting errors and other operational issues. There have been numerous, well-publicized instances of companies experiencing difficulties with the implementation of ERP systems which resulted in negative business consequences.

Negative attention from special interest groups may impair our business.

The products and services which we provide our customers are essential to the drug discovery and development process, and are almost universally mandated by law. Notwithstanding, certain special interest groups categorically object to the use of animals for valid research purposes. Historically, our core research model activities with rats, mice and other rodents have not been the subject of significant animal rights media attention. However, research activities with animals have been the subject of adverse attention, impacting the industry. This has included on-site demonstrations near facilities operated by us. Any negative attention, threats or acts of vandalism directed against our animal research activities in the future could impair our ability to operate our business efficiently.

Several of our product and service offerings are dependent on a limited source of supply, which if interrupted could adversely affect our business.

We depend on a limited international source of supply of large animal models required in our product and service offerings. Disruptions to their continued supply may arise from health problems, export or import restrictions or embargoes, foreign government or economic instability, severe weather conditions, increased competition amongst suppliers for models, disruptions to the air travel system or other normal-course or unanticipated events. Any disruption of supply could harm our business if we cannot remove the disruption or are unable to secure an alternative or secondary supply source on comparable commercial terms.

Any failure by us to comply with applicable regulations and related guidance could harm our reputation and operating results.

Any failure on our part to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to fail to verify that informed consent is obtained from participants in connection with a particular Phase I clinical trial, the data collected from that trial could be disqualified and we might be required to redo the trial at no further cost to our customer, but at substantial cost to us. Furthermore, the issuance of a notice of observations or a warning from the FDA based on a finding of a material violation by us of good clinical practice, good laboratory practice or current good manufacturing practice requirements could materially and adversely affect us.

In addition, regulations and guidance worldwide concerning the production and use of laboratory animals for research purposes continues to be updated. Notably, there has been a recent updating of guidance in Europe that will be implemented over a period of several years on a country-by-country basis. Similarly, guidance has been and continues to be developed for other areas that impact the biomedical research community including transportation and the use of disinfectants. In the United States, an updating of guidance used by the National Institutes of Health and by certain oversight agencies has been recently funded, and it is expected that over the next 3 years, standards will be updated for the care and use of laboratory animals in all aspects of our US business units. These new guidelines could cause us increased costs attributable to additional facilities, the need to add personnel to address new processes, as well as increased administrative burden, and the upgrading of existing facilities.

The drug discovery and development services industry is highly competitive.

The drug discovery and development services industry is highly competitive. We often compete for business not only with other drug discovery and development companies, but also with internal discovery and development departments within our larger clients, who may have greater resources than ours. We also compete with universities and teaching hospitals. We compete on a variety of factors, including:

- reputation for on-time quality performance;
- reputation for regulatory compliance;
- expertise and experience in specific areas;
- scope and breadth of service and product offerings;
- broad geographic availability;
- price/value;
- technological expertise and efficient drug development processes;
- quality of facilities;
- financial stability;
- size;
- ability to acquire, process, analyze and report data in an accurate manner; and
- ability to manage Phase I clinical trials both domestically and internationally.

If we do not compete successfully, our business will suffer. Increased competition might lead to price and other concessions that might adversely affect our operating results. The drug discovery and development services industry has continued to see a trend towards consolidation, particularly among the biotechnology companies, who are targets for each other and for larger pharmaceutical companies (although recent trends in late 2008 and early 2009 may signal increased merger activity between larger pharmaceutical companies themselves). If this trend continues, it is likely to produce more competition among the larger companies and contract research organizations generally, with respect to both clients and acquisition candidates. In addition, while there are substantial barriers to entry for large, global competitors with broad-based services, small, specialized entities considering entering the contract research organization industry will continue to find lower barriers to entry, and private equity firms may determine that there are opportunities in acquiring and rolling up these companies, thus further increasing possible competition. Furthermore, in recent years both Charles River and our competitors, particularly in the preclinical services area, have been investing in capital projects to increase capacity. An ongoing challenge for all participants is balancing capacity growth and market demand. If capacity has been increased too much, pressure to lower prices or to take on lower-margin studies and projects may occur. These competitive pressures may affect the attractiveness of our services and could adversely affect our financial results.

We could be adversely affected by tax law changes in Canada and the United Kingdom.

We have substantial operations in Canada and the United Kingdom which currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments and benefits from tax credits and accelerated tax depreciation allowances in the United Kingdom. Any reduction in the availability or amount of these tax credits or allowances would be likely to have a material adverse effect on profits, cash flow and our effective tax rate.

Impairment of goodwill may adversely impact future results of operations.

We have intangible assets, including goodwill and other identifiable and indefinite-lived acquired intangibles on our balance sheet due to our acquisitions of businesses. The initial identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition involve use of management judgments and estimates. These estimates are based on, among other factors, input from accredited valuation consultants, reviews of projected future income cash flows and statutory regulations. The use of alternative estimates and assumptions might have increased or decreased the estimated fair value of our goodwill and other intangible assets that could potentially result in a different impact to our results of operations.

We perform an annual impairment analysis of goodwill to determine if impairment exists. The goodwill impairment analysis is a two-step process. The first step is used to identify potential impairment and involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Fair value is determined by using a weighted combination of a market-based approach and an income approach, as this combination is deemed to be the most indicative of our fair value in an orderly transaction between market participants. Under the market-based approach, we utilize information about our Company as well as publicly available industry information to determine earnings multiples and sales multiples that are used to value our reporting units. Under the income approach, we determine fair value based on the estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and future market conditions, among others. Our projections are based on an internal strategic review. Key assumptions, strategies, opportunities and risks from this strategic review along with a market evaluation are the basis for our assessment. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. However, if the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the goodwill impairment process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. In determining the fair value of assets we utilize appraisals for the fair value of property and equipment and valuations of certain intangible assets, including customer relationships.

Our annual goodwill impairment assessment has historically been completed at the beginning of the fourth quarter. Based on our initial assessment (step one) for 2008, the fair value of our business units exceeded their carrying value therefore our goodwill was not impaired. As economic conditions worsened late in the fourth quarter and our business performance and outlook was not as strong as anticipated coupled with a decrease in our market capitalization, management determined that circumstances had changed enough to trigger another goodwill impairment test as of December 27, 2008. Our analysis resulted in the determination that the fair value our PCS business was less than its carrying value. The second step of the goodwill impairment test involved us calculating the implied goodwill for the PCS business. The carrying value of the goodwill assigned to the PCS business exceeded the implied fair value of goodwill resulting in a goodwill impairment of $700 million.

Goodwill will not be amortized, but will be reviewed for impairment at least annually. The results of this year's impairment test are as of a point in time. If the future growth and operating results of our business are not as strong as anticipated and/or our market capitalization declines, this could impact the assumptions used in calculating the fair value in subsequent years. To the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to our earnings. Such an impairment charge could materially and adversely affect our operating results and financial condition. As of December 27, 2008, we had recorded goodwill and other intangibles of $593.7 million in the consolidated balance sheet.

Contract research services create a risk of liability.

As a contract research organization we face a range of potential liabilities which may include:

- errors or omissions in reporting of study detail in preclinical or Phase I clinical studies that may lead to inaccurate reports, which may potentially advance studies absent the necessary support or inhibit studies from proceeding to the next level of testing;
- litigation risk, including resulting from our errors or omissions, associated with the possibility that the drugs/compounds of our clients that were included in drug development trials we participated in may cause illness, personal injury or have other negative side effects to clinical study participants or other persons (including death);
- general risks associated with operating a Phase I clinical business, including negative consequences from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers;
- risks associated with our possible failure to properly care for our customers' property, such as research models and samples, study compounds, records, work in progress, other archived materials, or goods and materials in transit, while in our possession;
- risks that models in our breeding facilities or in facilities that we run may be infected with diseases that may be harmful and even lethal to themselves or humans despite preventive measures contained in our company policies for the quarantine and handling of imported animals; and
- errors and omissions during a trial that may undermine the usefulness of a trial or data from the trial.

We attempt to mitigate these risks through a variety of methods. Nonetheless, it is impossible to completely eradicate such risks.

In our RMS business, we mitigate these risks to the best of our abilities through our regimen of animal testing, quarantine, and veterinary staff vigilance, through which we seek to control the exposure of animal related disease or infections.

In our PCS business, we attempt to reduce these risks by contract provisions entitling us to be indemnified or entitling us to a limitation of liability; insurance maintained by our clients, investigators, and by us; and various regulatory requirements we must follow in connection with our business.

In both our RMS and PCS businesses, contractual indemnifications generally do not protect us against liability arising from certain of our own actions, such as negligence or misconduct. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or in the event that a party who must indemnify us does not fulfill its indemnification obligations or which is beyond the level of our insurance coverage. Furthermore, there can be no assurance that we will be able to maintain such insurance coverage on terms acceptable to us.

We may be unable to build out our facilities as anticipated.

To support our customers' demand for drug discovery and development services, including increased strategic focus on outsourcing services and programs, we had engaged in a substantial capacity expansion program over the past two years with $227 million spent on capital expenditures in

2007 and $197 million in 2008. We estimated $100-$120 million allocated for capital expenditures in 2009, as major expansions complete and capacity comes on-line. Included in our 2009 capital plan are the following: continuing fit-out work at our new PCS facility in Nevada, dedicated space initiatives at our new PCS facility in Massachusetts, expansions at our Canada and Scotland PCS facilities, and the remaining work for completing the construction of our new PCS facility in China. We cannot assure you that any or all of these facilities, or any particular phase of such facilities, will be constructed on the anticipated timetable or on budget. Any material delay in bringing these facilities on-line, or substantial increase in costs to complete these facilities, could materially and adversely affect us. In addition, the costs of these capacity expansion programs may have an adverse impact on our operating margins, particularly within our PCS business.

If we are unable to attract suitable participants for our Phase I clinical trials, our business might suffer.

The Phase I clinical research studies we run rely upon the ready accessibility and willing participation of subjects. Participants generally include people from the communities in which the studies are conducted, which such communities to date have provided a substantial pool of potential subjects for research studies. Our Phase I clinical research activities could be adversely affected if we were unable to attract suitable and willing participants on a consistent basis.

New technologies may be developed, validated and increasingly used in biomedical research that could reduce demand for some of our products and services.

For many years, groups within the scientific and research communities have attempted to develop models, methods and systems that would replace or supplement the use of living animals as test subjects in biomedical research. Some companies have developed techniques in these areas, including vaccine development, that may have scientific merit. In addition, technological improvements to existing or new processes, such as imaging technology, could result in a refinement in the number of animal research models necessary to conduct the required research. It is our strategy to participate in some fashion with any non-animal test method or other method that reduces the need for animal research models as it becomes validated as a research model alternative or adjunct in our markets. For instance, we acquired imaging capabilities in 2008 through our acquisition of MIR Preclinical. However, we generally may not be successful in commercializing these methods if developed, and sales or profits from these methods may not offset reduced sales or profits from research models. Alternative research methods could decrease the need for research models, and we may not be able to develop new products effectively or in a timely manner to replace any lost sales.

The drug discovery and development industry has a history of patent and other intellectual property litigation, and we might be involved in costly intellectual property lawsuits.

The drug discovery and development industry has a history of patent and other intellectual property litigation and these lawsuits will likely continue. Accordingly, we face potential patent infringement suits by companies that have patents for similar products and methods used in business or other suits alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management's attention from other business concerns, whether we win or lose. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, including treble damages, and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms.

We may not be able to successfully develop and market new services.

We may seek to develop and market new services that complement or expand our existing business or service offerings. If we are unable to develop new services and/or create demand for those newly developed services, our future business, results of operations, financial condition, and cash flows could be adversely affected.

Our debt level could adversely affect our business and growth prospects.

At December 27, 2008, we had approximately $575.8 million of debt. This debt could have significant adverse effects on our business, including making it more difficult for us to obtain additional financing on favorable terms; requiring us to dedicate a substantial portion of our cash flows from operations to the repayment of debt and the interest on this debt; limiting our ability to capitalize on significant business opportunities; and making us more vulnerable to rising interest rates. For additional information regarding our debt, please see Note 4 included in the Notes to Consolidated Financial Statements elsewhere in this Form 10-K.

If we are not successful in selecting and integrating the businesses and technologies we acquire, our business may suffer.

During the past seven years, we have expanded our business through several acquisitions. We plan to continue to acquire businesses and technologies and form strategic alliances. However, businesses and technologies may not be available on terms and conditions we find acceptable. We risk spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions. For instance, in 2008, we expensed over $1.3 million for costs incurred for potential deals that we decided to abandon prior to signing definitive agreements.

Even if completed, acquisitions and alliances involve numerous risks which may include:

- difficulties and expenses incurred in assimilating and integrating operations, services, products or technologies;
- challenges with developing and operating new businesses, including diversion of management's attention from other business concerns;
- potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification we may obtain from the seller;
- acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our common stock to the shareholders of the acquired company, dilutive to the percentage of ownership of our existing stockholders;
- loss of key employees of the acquired companies;
- risks of not being able to overcome differences in foreign business practices, customs and importation regulations, language and other cultural barriers in connection with the acquisition of foreign companies;
- the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies; and
- difficulties in achieving business and financial success.

In the event that an acquired business or technology or an alliance does not meet our expectations, our results of operations may be adversely affected.

We could experience a breach of the confidentiality of the information we hold or of the security of our computer systems.

We operate large and complex computer systems that contain significant amounts of customer data. As a routine element of our business, we collect, analyze and retain substantial amounts of data pertaining to the preclinical and the clinical studies we conduct for our customers. Unauthorized third parties could attempt to gain entry to such computer systems for the purpose of stealing data or disrupting the systems. We believe that we have taken adequate measures to protect them from intrusion, but in the event that our efforts are unsuccessful we could suffer significant harm. Our contracts with our customers typically contain provisions that require us to keep confidential the information generated from these studies. In the event the confidentiality of such information was compromised, we could suffer significant harm.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

Our success depends to a significant extent on the continued services of our senior management and other members of management. James C. Foster, our Chief Executive Officer since 1992 and Chairman since 2000, has held various positions with us for over 30 years. We have no employment agreement with Mr. Foster or other members of our management. If Mr. Foster or other members of management do not continue in their present positions, our business may suffer.

Because of the specialized scientific nature of our business, we are highly dependent upon attracting and retaining qualified scientific, technical and managerial personnel. While we have an excellent record of employee retention, there is still strong competition for qualified personnel in the veterinary, pharmaceutical and biotechnology fields. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, could harm our business.

Our quarterly operating results may vary, which could negatively affect the market price of our common stock.

Our results of operations in any quarter may vary from quarter to quarter and are influenced by such factors as:

- the number and scope of ongoing customer engagements,
- the commencement, postponement, progress, completion or cancellation of customer contracts in the quarter,
- changes in the mix of our products and services,
- the extent of cost overruns,
- holiday patterns of our customers,
- budget cycles of our customers,
- the timing and charges associated with completed acquisitions and other events, and
- exchange rate fluctuations.

We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results. Nonetheless, fluctuations in our quarterly operating results could negatively affect the market price of our common stock

Item 1B. Unresolved Staff Comments

There are no unresolved comments to be reported in response to Item 1B.

Item 2. Properties

We own or lease the land and buildings where we have facilities. We own large facilities (facilities over 50,000 square feet) for our PCS businesses in the United States, Canada, Scotland and Ireland, and lease large facilities in the United States, Canada and China. We own large RMS facilities in the United Kingdom, France, Germany, Japan, Canada and the United States. None of our leases are individually material to our business operations and many have an option to renew. We believe that we will be able to successfully renew expiring leases on terms satisfactory to us. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed. For additional information see Note 9 to the Consolidated Financial Statements included elsewhere in this Form 10-K.

Item 3. Legal Proceedings

We are not a party to any material legal proceedings, other than ordinary routine litigation incidental to our business that is not material to our business or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Supplementary Item. Executive Officers of the Registrant ***(pursuant to Instruction 3 to Item 401(b) of Regulation S-K).***

Below are the names, ages and principal occupations of each our current executive officers. All such persons have been elected to serve until their successors are elected and qualified or until their earlier resignation or removal.

Thomas F. Ackerman, age 54, joined us in 1988 with over eleven years of combined public accounting and international finance experience. He was named Controller, North America in 1992 and became our Vice President and Chief Financial Officer in 1996. In 1999, he was named a Senior Vice President and in 2005 he was named a Corporate Executive Vice President. He is currently responsible for overseeing our Accounting and Finance Department and several other corporate staff departments. Prior to joining us, Mr. Ackerman was an accountant at Arthur Andersen & Co.

Christophe Berthoux, age 46, rejoined us in February 2005 as General Manager of our clinical services business. Following the sale of our Phase II-IV clinical services business in August 2006, Dr. Berthoux was named Corporate Senior Vice President, U.S. Research Models and Services and In Vitro Products and Services, and in 2008 he was named our Corporate Executive Vice President, Global Sales and Marketing and Chief Commercial Officer. Previously, from 1990 to early 2004, Dr. Berthoux held a variety of managerial positions with the Company, including Corporate Vice President and head of European Research Models and Services.

James C. Foster, age 58, joined us in 1976 as General Counsel. Over the past 30 years, Mr. Foster has held various staff and managerial positions, and was named our President in 1991, Chief Executive Officer in 1992 and our Chairman in 2000.

Nancy A. Gillett, age 53, joined us in 1999 with the acquisition of Sierra Biomedical. Dr. Gillett has 22 years of experience as an ACVP board certified pathologist and scientific manager. In 1999, she became Senior Vice President and General Manager of our Sierra Biomedical division, and subsequently held a variety of managerial positions, including President and General Manager of Sierra Biomedical and Corporate Vice President and General Manager of Drug Discovery and Development (the predecessor to our Preclinical Services business segment). In 2004, Dr. Gillett was named Corporate Senior Vice President and President, Global Preclinical Services, and in 2006 she became a Corporate Executive Vice President.

David P. Johst, age 47, joined us in 1991 as Corporate Counsel and was named Vice President, Human Resources in 1995. He became Vice President, Human Resources and Administration in 1996, a Senior Vice President in 1999, and a Corporate Executive Vice President in 2005. He currently serves as the Company's Chief Administrative Officer and is responsible for overseeing our Human Resources department, our Consulting and Staffing Services business unit and several other corporate staff departments. Prior to joining the Company, Mr. Johst was an attorney in the Corporate Department at Hale and Dorr.

Real H. Renaud, age 62, joined us in 1964 and has over 40 years of research models production and related management experience. In 1986, Mr. Renaud became Vice President of Production, with responsibility for overseeing the Company's North American small animal operations, and was named Vice President, Worldwide Production in 1990. Mr. Renaud became Vice President and General Manager, European and North American Animal Operations in 1996, following a two-year European assignment during which he provided direct oversight to our European operations. In 1999, he became a Senior Vice President and in 2003, Mr. Renaud became Corporate Executive Vice President and President Global Research Models and Services.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading on the New York Stock Exchange on June 23, 2000 under the symbol "CRL." The following table sets forth for the periods indicated below the high and low sales prices for our common stock.

2009	High	Low
First quarter (through February 13, 2009)	$29.87	$23.14
2008	**High**	**Low**
First quarter	$69.04	$53.73
Second quarter	65.95	55.14
Third quarter	69.19	57.84
Fourth quarter	58.00	19.92
2007	**High**	**Low**
First quarter	$47.64	$42.71
Second quarter	54.04	45.30
Third quarter	56.64	50.15
Fourth quarter	68.00	55.11

There were no equity securities that were not registered under the Securities Act of 1933, as amended, sold by the Company during the fiscal year ended December 27, 2008.

Shareholders

As of February 13, 2009 there were approximately 572 registered shareholders of the outstanding shares of common stock.

Dividends

We have not declared or paid any cash dividends on shares of our common stock in the past two years and we do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to finance future operations and expansion. Some of the restrictive covenants contained in our revolving credit agreement and term loan agreements limit our ability to pay dividends.

Issuer Purchases of Equity Securities

The following table provides information relating to the Company's purchases of shares of its common stock during the quarter ended December 27, 2008.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
Sep. 28, 2008—Oct. 25, 2008	209,825	$46.91	209,308	$202,065,830
Oct. 26, 2008—Nov. 22, 2008	220,671	$28.49	220,000	$195,803,701
Nov. 23, 2008—Dec. 27, 2008	370,000	$23.42	370,000	$187,139,993
Total	800,496		799,308	

The Board of Directors of the Company has authorized a share repurchase program, originally authorized on July 27, 2005 and subsequently amended on October 26, 2005, May 9, 2006, August 1, 2007 and July 24, 2008 to acquire up to a total of $600.0 million of common stock. The program does not have a fixed expiration date.

During the quarter ended December 27, 2008, the Company repurchased 799,308 shares of common stock for approximately $24.7 million. The timing and amount of any future repurchases will depend on market conditions and corporate considerations. Additionally, the Company's Incentive Plans permit the netting of common stock upon vesting of restricted stock awards in order to satisfy individual tax withholding requirements. Accordingly, during the quarter ended December 27, 2008, the Company acquired 1,188 shares as a result of such withholdings.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes, as of December 27, 2008, the number of options issued under the Company's stock option plans and the number of options available for future issuance under these plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plan approved by security holders:			
Charles River 2000 Incentive Plan	3,459,396	$41.28	174,618
Charles River 1999 Management Incentive Plan	30,754	$14.52	15,617
Inveresk 2002 Stock Option Plan	136,305	$28.00	—
2007 Incentive Plan	915,765(1)	$58.25	4,399,402
Equity compensation plans not approved by security holders	—	—	—
Total	4,542,220(2)	$43.93	4,589,637(3)

(1) Includes shares payable under our performance awards granted in fiscal year 2008 under our 2007 Incentive Plan, utilizing 100% target award level of 61,100 shares; actual awards to be determined in February 2009 may differ from this number. The weighted-average exercise prices in column (b) do not take these performance awards into account.

(2) None of the options outstanding under any equity compensation plan of the Company include rights to any dividend equivalents (i.e., a right to receive from the Company a payment commensurate to dividend payments received by holders of common stock or other equity instruments of the Company).

(3) On March 22, 2007, the Board of Directors determined that, upon approval of the 2007 Incentive Plan, no future awards would be granted under the preexisting equity compensation plans, including the Charles River 1999 Management Incentive Plan and the Charles River 2000 Incentive Plan. Shareholder approval was obtained on May 8, 2007. Previously, on February 28, 2005, the Board of Directors terminated the Inveresk 2002 Stock Option Plan to the extent that no further awards would be granted thereunder.

The following table provides additional information regarding the aggregate issuances under the Company's existing equity compensation plans as of December 27, 2008:

Category	Number of securities outstanding	Weighted average exercise price	Weighted average term
	(a)	(b)	(c)
Total number of restricted shares outstanding(1)	716,394	$ —	—
Total number of options outstanding(2)	4,542,220	$43.93	5.02

(1) For purposes of this table, only unvested restricted stock as of December 27, 2008 is included. Also for purposes of this table only, the total includes 46,465 restricted stock units granted to certain employees of the Company outside of the United States.

(2) Includes shares payable under our performance awards granted in fiscal year 2008 under our 2007 Incentive Plan, utilizing target award level of 61,100 shares; actual awards determined in February 2009 differ from this number. The weighted-average exercise prices in column (b) do not take these performance awards into account.

Comparision of 5-Year Cumulative Total Return

Among Charles River Laboratories International, Inc., The S&P 500 Index and The NASDAQ Pharmaceutical Index.

The following stock performance graph compares the annual percentage change in the Company's cumulative total shareholder return on its Common Stock during a period commencing on December 27, 2003 and ending on December 27, 2008 (as measured by dividing (1) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the Company's share price at the end and the beginning of the measurement period; by (2) the share price at the beginning of the measurement period) with the cumulative total return of the S&P 500 Index and the NASDAQ Pharmaceutical Index during such period. The Company has not paid any dividends on the Common Stock, and no dividends are included in the representation of the Company's performance. The stock price performance on the graph below is not necessarily indicative of future price performance. The graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. Information used in the graph was obtained from Standards & Poor's Institutional Market Services, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.



$250
$200
$150
$100
$50
$0
12/27/03
12/25/04
12/31/05
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12/29/07
12/27/08
Charles River Laboratories, Inc.
S&P 500
NASDAQ Pharmaceutical

	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	Dec. 30, 2006	Dec. 29, 2007	Dec. 27, 2008
Charles River Laboratories International, Inc.	100.00	138.50	126.06	128.68	196.73	74.44
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
NASDAQ Pharmaceutical	100.00	110.22	111.87	114.89	106.37	97.32

Item 6. Selected Consolidated Financial Data

The following selected financial data should be read in conjunction with Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and notes thereto contained in Item 8., "Financial Statements and Supplementary Data" of this report.

	Fiscal Year(1)				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Statement of Income Data:					
Net sales	$1,343,493	$1,230,626	$1,058,385	$ 993,328	$ 724,221
Cost of products sold and services provided	832,784	752,435	651,778	603,624	435,499
Selling, general and administrative expenses	230,159	217,491	180,795	157,999	116,879
Goodwill impairment	700,000	—	—	—	—
Amortization of goodwill and intangibles	30,312	33,509	37,639	47,011	13,857
Operating income (loss)	(449,762)	227,191	188,173	184,694	157,986
Interest income	8,691	9,683	6,836	3,695	3,262
Interest expense	(14,009)	(18,004)	(19,426)	(24,324)	(11,718)
Other, net	(5,930)	(1,448)	981	(177)	937
Income (loss) before income taxes, minority interests and earnings from equity investments	(461,010)	217,422	176,564	163,888	150,467
Provision for income taxes	61,944	59,400	49,738	16,261	60,159
Income (loss) before minority interests and earnings from equity investments	(522,954)	158,022	126,826	147,627	90,308
Minority interests	687	(470)	(1,605)	(1,838)	(1,577)
Income (loss) from continuing operations	(522,267)	157,552	125,221	145,789	88,731
Income (loss) from discontinued businesses, net of tax	424	(3,146)	(181,004)	(3,790)	1,061
Net income (loss)	$ (521,843)	$ 154,406	$ (55,783)	$ 141,999	$ 89,792
Common Share Data:					
Earnings (loss) per common share					
Basic					
Continuing operations	$ (7.76)	$ 2.35	$ 1.82	$ 2.09	$ 1.79
Discontinued operations	$ 0.01	$ (0.05)	$ (2.63)	$ (0.05)	$ 0.02
Net income (loss)	$ (7.76)	$ 2.31	$ (0.81)	$ 2.04	$ 1.81
Diluted					
Continuing operations	$ (7.76)	$ 2.29	$ 1.79	$ 2.02	$ 1.65
Discontinued operations	$ 0.01	$ (0.05)	$ (2.59)	$ (0.05)	$ 0.02
Net income (loss)	$ (7.76)	$ 2.25	$ (0.80)	$ 1.96	$ 1.68
Other Data:					
Depreciation and amortization	$ 91,183	$ 86,379	$ 82,586	$ 87,935	$ 42,063
Capital expenditures	197,081	227,036	181,747	94,520	44,735
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 243,592	$ 225,449	$ 175,380	$ 114,821	$ 207,566
Working capital	317,141	305,336	241,762	107,910	161,191
Goodwill, net	457,578	1,120,540	1,119,309	1,097,590	1,102,511
Total assets	2,159,918	2,805,537	2,557,544	2,538,209	2,626,835
Total debt	576,098	510,049	572,054	296,090	686,844
Total shareholders' equity	1,199,025	1,860,467	1,595,211	1,827,013	1,472,505

(1) Our fiscal year consists of 12 months ending on the last Saturday on, or prior to, December 31.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Continuing Operations

We are a leading global provider of solutions that advance the drug discovery and development process, including research models and associated services and outsourced preclinical services. We provide our products and services to global pharmaceutical companies, biotechnology companies, as well as government agencies, and leading hospitals and academic institutions throughout the world in order to bring drugs to market faster and more efficiently. Our broad portfolio of products and services enables our customers to reduce costs, increase speed to market and enhance their productivity and effectiveness in drug discovery and development. We have built upon our core competency of laboratory animal medicine and science (research model technologies) to develop a diverse and growing portfolio of regulatory compliant preclinical services which address drug discovery and development in the preclinical arena. We have been in business for over 60 years and currently operate approximately 70 facilities in 17 countries worldwide.

Our sales growth in 2008 was driven by continued spending by major pharmaceuticals, biotechnology companies and academic institutions on our global products and services, which aid in their development of new drugs and products, partially offset by the impact of the slower economy and world wide credit crisis. We expect the long-term drivers for our business as a whole primarily to emerge from our customers' continued demand for research models and services and regulatory compliant preclinical services, as well as increased strategic focus on outsourcing. During the second half of 2008, demand for our services decelerated at a greater rate than products impacting our growth rate. We believe this was primarily due to emerging factors which include: business restructuring and reprioritization of pipelines by pharmaceutical and biotechnology clients, which led to significant and accelerating study slippage and delays; lack of funding for biotechnology companies; and tight cost controls which resulted in more measured spending and some pricing pressure.

Our 2009 expectations reflect softer market demand, particularly for preclinical services which will continue at least until mid-year. We believe that our clients will continue to outsource drug development services as they strive to improve the efficiency of their drug pipelines. For additional discussion of the factors that we believe are influencing outsourcing demand from our customers, please see the section entitled "Our Strategy" included elsewhere in this Form 10-K.

We are using this period of market uncertainty to streamline our operations, and have implemented additional actions to improve our operating efficiency. These actions include initiating a hiring freeze, a salary freeze for a substantial percentage of our workforce, including all incentive-eligible employees, continued tight control of discretionary spending and implementing a headcount reduction affecting 3% of our total workforce (predominately in our PCS business segment) and the closure of our Arkansas facility. As a result of these cost-saving actions, the Company will take a one-time charge in 2009 of approximately $9.0 million. The Company expects that these actions will reduce costs by approximately $20.0 million in 2009, with an annual run-rate of approximately $25.0 million. We also are pursuing strategic alternatives for our clinical Phase I operation in Scotland, with an intention to divest these operations.

Our capital expenditures totaled $197.1 million in 2008 and our planned capital expenditures in 2009 are in the range of $100 million to $120 million. As a result of the factors which are affecting our sales growth, we evaluated our expansion plans and determined that we have sufficient capacity to accommodate our clients' current demand. We expect to open the Sherbrooke (Canada) facility in the first half of 2009, in order to relieve capacity constraints at our Montreal facility. We have delayed the expansion of our Ohio facility until 2010, when we believe the industry will be better positioned to absorb additional capacity.

In addition to internally generated organic growth, our business strategy includes strategic "bolt-on" acquisitions that complement our business, increase the rate of our growth or geographically expand our existing services, as evidenced by our acquisitions of NewLab BioQuality AG and MIR Preclinical Services in 2008.

Our annual goodwill impairment assessment has historically been completed at the beginning of the fourth quarter. Based on our initial assessment (step one) for 2008, the fair value of our business units exceeded their carrying value therefore our goodwill was not impaired. As economic conditions worsened late in the fourth quarter and our business performance and outlook were not as strong as anticipated, coupled with a decrease in our market capitalization, management determined that circumstances had changed enough to trigger another goodwill impairment test as of December 27, 2008. Our analysis resulted in the determination that the fair value our PCS business was less than its carrying value. The second step of the goodwill impairment test involved us calculating the implied goodwill for the PCS business. The carrying value of the goodwill assigned to the PCS business exceeded the implied fair value of goodwill, resulting in a goodwill impairment of $700 million.

Total net sales in 2008 were $1.3 billion, an increase of 9.2% over 2007 with demand decelerating during the second half of the year. The sales increase was due primarily to increased customer demand and higher pricing in Research Models and Services (RMS), strong large model safety testing and certain specialty toxicology sales partially offset by slower demand for PCS due to our clients' restructuring and reprioritization efforts, particularly in Europe. The effect of foreign currency translation added 1.3% to sales growth. Our gross margin decreased to 38.0% of net sales compared to 38.9% of net sales in 2007, due primarily to lower sales growth.

Our operating loss for 2008 was $449.8 million compared to income of $227.2 million for 2007 primarily due to the goodwill impairment of $700 million in 2008.

Net loss from continuing operations was $522.3 million in 2008 compared to income of $157.6 million in 2007. Diluted loss per share from continuing operations for 2008 was $7.76 compared to earnings per share of $2.29 in 2007.

We report two segments: RMS and PCS, which reflect the manner in which our operating units are managed.

Our RMS segment, which represented 49.1% of net sales in 2008, includes sales of research models, genetically engineered models and services (GEMS), research animal diagnostics, discovery and imaging services, consulting and staffing services, vaccine support and in vitro technology (primarily endotoxin testing). Although demand decelerated during the second half of the year, net sales for this segment increased 14.3% compared to 2007 due to increased small model sales in the United States and Europe, increased consulting and staffing services and strong in vitro sales. Favorable foreign currency translation increased the net sales gain by 3.7%. We experienced decreases in both the RMS gross margin and operating margin compared to last year (to 43.1% from 43.2% and to 30.1% from 30.7%, respectively) due mainly to the impact of the greater proportion of services in the sales mix and the second-quarter increase in operating expenses in Japan.

Our PCS segment, which represented 50.9% of net sales in 2008, includes services required to take a drug through the development process including discovery support, toxicology, pathology, biopharmaceutical, bioanalysis, pharmacokinetics and drug metabolism services, as well as Phase I clinical trials. Sales for this segment increased 4.6% over 2007, however, demand decelerated during the second half of the year. Sales were driven by continuing demand for large model safety testing and certain specialty toxicology studies as well as the acquisition of NewLab BioQuality AG, partially offset by more measured pharmaceutical spending due to our clients' restructuring and reprioritization efforts, particularly in Europe. Unfavorable foreign currency decreased sales growth by 0.9%. We experienced a decrease in the PCS gross margin during 2008 to 33.1% from 35.0% in 2007, due mainly to the lower sales growth and additional costs associated with the transition to the new preclinical facility in Nevada and start-up costs in China. As a result of the goodwill impairment, the 2008 operating margin was a negative 87.3% compared to 15.8% in 2007.

Net Income

Net loss for 2008 was $521.8 million compared to income of $154.4 million in 2007.

Critical Accounting Policies and Estimates

The preparation of these financial statements requires management to use judgment when making assumptions that are involved in preparing estimates that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions. Some of those estimates can be complex and require management to make estimates about the future and actual results could differ from those estimates. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable.

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the consolidated financial statements of Charles River Laboratories International, Inc. which have been prepared in accordance with accounting principles generally accepted in the United States. Management believes the following critical accounting policies are most affected by significant judgments and estimates used in the preparation of our consolidated financial statements. The following summary should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 10-K. We believe the following critical accounting policies and estimates reflect our more significant judgments and estimates than usual in the preparation of our consolidated financial statement:

- Goodwill and other intangible assets;
- Revenue recognition;
- Pension plan accounting;
- Stock-based compensation; and
- Income taxes and deferred tax assets.

Goodwill, Other Intangible Assets We have intangible assets, including goodwill and other identifiable and indefinite-lived acquired intangibles on our balance sheet due to our acquisitions of businesses. The initial identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition involve use of management judgments and estimates. These estimates are based on, among other factors, input from accredited valuation consultants, reviews of projected future income cash flows and statutory regulations. The use of alternative estimates and assumptions might have increased or decreased the estimated fair value of our goodwill and other intangible assets that could potentially result in a different impact to our results of operations.

We perform an annual impairment analysis of goodwill to determine if impairment exists. The goodwill impairment analysis is a two-step process. The first step is used to identify potential impairment and involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Fair value is determined by using a weighted combination of a market-based approach and an income approach, as this combination is deemed to be the most indicative of our fair value in an orderly transaction between market participants. Under the market-based approach, we utilize information about our Company as well as publicly available industry information to determine earnings multiples and sales multiples that are used to value our reporting units. Under the income approach, we determine fair value based on the estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and future market conditions, among others. Our projections are based on an internal strategic review. Key assumptions, strategies, opportunities and risks from this strategic review along with a market evaluation are the basis for our assessment. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. However, if the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the goodwill impairment process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. In determining the fair value of assets we utilize appraisals for the fair value of property and equipment and valuations of certain intangible assets, including customer relationships.

Our annual goodwill impairment assessment has historically been completed at the beginning of the fourth quarter. Based on our initial assessment (step one) for 2008, the fair value of our business units exceeded their carrying value therefore our goodwill was not impaired. As economic conditions worsened late in the fourth quarter and our business performance and outlook was not as strong as anticipated coupled with a decrease in our market capitalization, management determined that circumstances had changed enough to trigger another goodwill impairment test as of December 27, 2008. Our analysis resulted in the determination that the fair value our PCS business was less than its carrying value. The second step of the goodwill impairment test involved us calculating the implied goodwill for the PCS business. The carrying value of the goodwill assigned to the PCS business exceeded the implied fair value of goodwill resulting in a goodwill impairment of $700 million.

Goodwill will not be amortized, but will be reviewed for impairment at least annually. The results of this year's impairment test are as of a point in time. If the future growth and operating results of our business are not as strong as anticipated and/or our market capitalization declines, this could impact the assumptions used in calculating the fair value in subsequent years. To the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to our earnings. Such an impairment charge could materially and adversely affect our operating results and financial condition. As of December 27, 2008, we had recorded goodwill and other intangibles of $593.7 million in the consolidated balance sheet.

Revenue Recognition We recognize revenue on product and services sales. We record product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectability is reasonably assured. Recognition of service revenue is primarily based on the completion of agreed-upon service procedures including rate specified contracts and fixed fee contracts. Revenue of agreed-upon rate contracts is recognized as services are performed, based on rates specified in the contract. Revenue of fixed fee contracts is recognized as services are performed in relation to estimated costs to complete procedures specified by the customers in the form of study protocols. Our fixed fee service contracts, which are utilized mainly in our Preclinical segment, vary in term from a few days to greater than a year, with the majority of such contracts having a term of less than six months. Management reviews the costs incurred and services provided to date on these contracts in relation to the total estimated effort to complete the contract. As a result of the reviews, revisions in estimated effort to complete the contract are reflected in the period in which the change became known. These judgments and estimates are not expected to result in a change that would materially affect our reported results. In some cases, a portion of the contract fee is paid at the time the study is initiated. These advances are recorded as deferred revenue and recognized as revenue as services are performed. Conversely, in some cases, revenue is recorded based on the level of service performed in advance of billing the customer with the offset to unbilled receivable. As of December 27, 2008, we had recorded unbilled revenue of $51.8 million and deferred revenue of $86.7 million in our consolidated balance sheet based on the difference between the estimated level of services performed and the billing arrangements defined by our service contracts.

Pension Plan Accounting As of December 27, 2008, we had a pension liability of $32.2 million. The actuarial computations require the use of assumptions to estimate the total benefits ultimately payable to employees and allocate this cost to the service periods. The key assumptions include the discount rate, the expected return on plan assets and expected future rate of salary increases. In addition, our actuaries determine the expense or liability of the plan using other assumptions for future experiences such as withdrawal and mortality rate. The key assumptions used to calculate pension costs are determined and reviewed annually by management after consulting with outside investment advisors and actuaries. The assumed discount rate, which is intended to be the actual rate at which benefits could effectively be settled, is adjusted based on the change in the long-term bond yield as of the measurement date. As of December 27, 2008, the weighted-average discount rate for our pension plans was 5.74%.

The assumed expected return on plan assets is the average return expected on the funds invested or to be invested to provide future benefits to pension plan participants. This includes considering the assets allocation and expected returns likely to be earned over the life of the plan. If the actual return is different from the assumed expected return in plan assets, the difference would be amortized over a period of approximately 15 to 20 years. The estimated effect of a 1.0% change in the expected rate of return would increase or decrease pension expense by $1.3 million.

During 2008, our Board of Directors voted to freeze the accrual of benefits under our U.S. pension plan effective April 30, 2008. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," we recorded a curtailment gain of $3.3 million in 2008.

Stock-based Compensation We recognize compensation expense for all share-based payment awards made to employees and directors including employee stock options and restricted stock awards based on estimated fair values. Accordingly, stock-based compensation cost is measured at grant date, based on the estimated fair value of the award and is recognized as expense on a straight-line basis over the requisite service period which is generally the vesting period. During the year ended December 27, 2008, we recognized $24.3 million of stock compensation expense associated with stock options, restricted stock and performance based stock awards.

We estimate the fair value of stock options using the Black-Scholes option-pricing model and the fair value of our restricted stock awards and restricted stock units based on the quoted market price of our common stock. We recognize the associated compensation expense on a straight-line basis over the vesting periods of the awards, net of estimated forfeitures. Forfeiture rates are estimated based on historical pre-vesting forfeitures and are updated on vesting date to reflect actual forfeitures.

Estimating the fair value for stock options requires judgment, including estimating stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are estimated based on historical volatilities of our common stock over a period of time that approximates the expected term of the options. The expected term represents the average time that options are expected to be outstanding and is estimated based on the historical exercise and post-vesting cancellation patterns of our stock options. Expected dividends are estimated based on our dividend history as well as our current projections. The risk-free interest rate is based on the market yield of U.S. Treasury securities for periods approximating the expected terms of the options in effect at the time of grant. These assumptions are updated on at least an annual basis or when there is a significant change in circumstances that could affect these assumptions.

The fair value of option based stock awards granted during 2008 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 27, 2008
Expected life (in years)	4.5
Expected volatility	24.0%
Risk-free interest rate	2.76%
Expected dividend yield	0.0%
Weighted-average option grant date fair value	$14.85

Income Taxes As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax expense and assessing temporary and permanent differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could impact our financial position or results of operations.

As of December 27, 2008, earnings of non-U.S. subsidiaries considered to be indefinitely reinvested totaled $192.9 million. No provision for U.S. income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. Federal and state taxes and withholding taxes payable to the various foreign countries. It is not practicable to estimate the amount of additional tax that might be payable on this undistributed foreign income.

We are a worldwide business and operate in various tax jurisdictions where tax laws and tax rates are subject to change given the political and economic climate in these countries. We report and pay income taxes based upon operational results and applicable law. Our tax provision is based upon enacted tax rates in effect to determine both the current and deferred tax position. Any significant fluctuation in tax rates or changes in tax laws could cause our estimate of taxes to change resulting in either increases or decreases in our effective tax rate.

Effective December 31, 2006, we adopted the provisions of FIN 48 "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109," which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized income tax items, measurement, classification, interest and penalties, accounting in interim periods and financial statement disclosure. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such positions are measured on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

Due to our size and the number of tax jurisdictions within which we conduct our global business operations, we are subject to income tax audits on a regular basis. As a result, we have tax reserves which are attributable to potential tax obligations around the world. We believe we have sufficiently provided for all audit exposures and assessments. Settlements of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in an increase or decrease to our effective tax rate.

Segment Operations

The following tables show the net sales and the percentage contribution of each of our reportable segments for the past three years. They also show cost of products sold and services provided, selling, general and administrative expenses, amortization of goodwill and intangibles and operating income by segment and as percentages of their respective segment net sales.

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
	(dollars in millions)		
Net sales:			
Research models and services	$ 659.9	$577.2	$515.0
Preclinical services	683.6	653.4	543.4
Cost of products sold and services provided:			
Research models and services	$ 375.3	$327.9	$300.9
Preclinical services	457.5	424.5	350.9
Goodwill impairment			
Research models and services	$ —	$ —	$ —
Preclinical services	700.0	—	—
Selling, general and administrative expenses:			
Research models and services	$ 83.3	$ 70.3	$ 65.9
Preclinical services	94.8	93.7	73.0
Unallocated corporate overhead	52.1	53.5	41.9
Amortization of other intangibles:			
Research models and services	$ 2.6	$ 1.9	$ 0.4
Preclinical services	27.7	31.6	37.2
Operating income (loss):			
Research models and services	$ 198.7	$177.1	$147.8
Preclinical services	(596.4)	103.6	82.3
Unallocated corporate overhead	(52.1)	(53.5)	(41.9)

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net sales:			
Research models and services	49.1%	46.9%	48.7%
Preclinical services	50.9%	53.1%	51.3%
Cost of products sold and services provided:			
Research models and services	56.9%	56.8%	58.4%
Preclinical services	66.9%	65.0%	64.6%
Goodwill impairment			
Research models and services	—	—	—
Preclinical services	102.4%	—	—
Selling, general and administrative expenses:			
Research models and services	12.6%	12.2%	12.8%
Preclinical services	13.9%	14.3%	13.4%
Unallocated corporate overhead	—	—	—
Amortization of other intangibles:			
Research models and services	0.4%	0.3%	0.1%
Preclinical services	4.1%	4.8%	6.8%
Operating income:			
Research models and services	30.1%	30.7%	28.7%
Preclinical services	(87.3)%	15.9%	15.2%
Unallocated corporate overhead	(3.9)%	(4.3)%	(4.0)%

In our consolidated statements of income, we provide a breakdown of net sales and cost of sales between net products and services. Such information is reported irrespective of the business segment from which the sales were generated.

Results of Operations

The following table summarizes historical results of operations as a percentage of net sales for the periods shown:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net sales	100.0%	100.0%	100.0%
Cost of products sold and services provided	62.0%	61.1%	61.6%
Selling, general and administrative expenses	17.1%	17.7%	17.0%
Goodwill impairment	52.1%	—	—
Amortization of other intangibles	2.3%	2.7%	3.6%
Operating income (loss)	(33.5)%	18.5%	17.8%
Interest income	0.6%	0.8%	0.6%
Interest expense	1.0%	1.5%	1.8%
Provision for income taxes	4.6%	4.8%	4.7%
Minority interests	0.1%	—%	0.2%
Income (loss) from continuing operations	(38.9)%	12.8%	11.8%

Fiscal 2008 Compared to Fiscal 2007

Net Sales. Net sales in 2008 were $1,343.5 million, an increase of $112.9 million, or 9.2%, from $1,230.6 million in 2007.

Research Models and Services. In 2008, net sales for our RMS segment were $659.9 million, an increase of $82.7 million, or 14.3%, from $577.2 million in 2007, due to increased small model sales in the United States and Europe, increased consulting and staffing services and strong in vitro sales. Favorable foreign currency translation increased sales growth by approximately 3.7%. RMS sales increased due to pricing and unit volume increases in both models, including large models, and services. The RMS sales growth was driven by increases in basic research and biotechnology spending, which drove greater demand for our products and services.

Preclinical Services. In 2008, net sales for our PCS segment were $683.6 million, an increase of $30.2 million, or 4.6%, compared to $653.4 million in 2007. Sales were driven by continuing demand for large model safety testing and certain specialty toxicology studies as well as the acquisition of NewLab BioQuality AG, partially offset by more measured pharmaceutical spending due to our clients' restructuring and reprioritization efforts, particularly in Europe. Unfavorable foreign currency had a negative impact on sales growth by 0.9%.

Cost of Products Sold and Services Provided. Cost of products sold and services provided in 2008 was $832.8 million, an increase of $80.4 million, or 10.7%, from $752.4 million in 2007. Cost of products sold and services provided in 2008 was 62.0% of net sales, compared to 61.1% in 2007.

Research Models and Services. Cost of products sold and services provided for RMS in 2008 was $375.3 million, an increase of $47.5 million, or 14.5%, compared to $327.8 million in 2007. Cost of products sold and services provided as a percentage of net sales in 2008 was 56.9% compared to 56.8% in 2007. The greater facility utilization was the result of the increased sales during the quarter, partially offset by an unfavorable product mix due to greater growth in the lower margin service area.

Preclinical Services. Cost of services provided for the PCS segment in 2008 was $457.5 million, an increase of $32.9 million, or 7.8%, compared to $424.6 million in 2007. Cost of services provided as a percentage of net sales was 66.9% in 2008, compared to 65.0% in 2007. The increase in cost of services provided as a percentage of net sales was primarily due to the impact of lower sales growth and the start-up and transition costs of PCS Nevada facilities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2008 were $230.2 million, an increase of $12.7 million, or 5.8%, from $217.5 million in 2007. Selling, general and administrative expenses in 2008 were 17.1% of net sales compared to 17.7% of net sales in 2007.

Research Models and Services. Selling, general and administrative expenses for RMS in 2008 were $83.3 million, an increase of $13.0 million, or 18.5%, compared to $70.3 million in 2007. Selling, general and administrative expenses increased as a percentage of sales to 12.6% in 2008 from 12.2% in 2007 due mainly to higher operating costs.

Preclinical Services. Selling, general and administrative expenses for the PCS segment in 2008 were $94.8 million, an increase of $1.1 million, or 1.2%, compared to $93.7 million in 2007. Selling, general and administrative expenses in 2008 decreased to 13.9% of net sales compared to 14.3% in 2007.

Unallocated Corporate Overhead. Unallocated corporate overhead, which consists of various costs primarily related to activities centered at our corporate headquarters, such as compensation (including stock-based compensation), information systems, compliance and facilities expenses associated with our corporate, administration and professional services functions was $52.1 million in 2008, compared to $53.5 million in 2007. The decrease in unallocated corporate overhead in 2008 was primarily due to the gain associated with the curtailment of the U.S. pension plan and slower growth in health care costs.

Amortization of Other Intangibles. Amortization of other intangibles in 2008 was $30.3 million, a decrease of $3.2 million, from $33.5 million in 2007.

Research Models and Services. In 2008, amortization of other intangibles for our RMS segment was $2.6 million, an increase of $0.7 million from $1.9 million in 2007.

Preclinical Services. In 2008, amortization of other intangibles for our PCS segment was $27.7 million, a decrease of $3.9 million from $31.6 million in 2007.

Goodwill Impairment. Our annual goodwill impairment assessment has historically been completed at the beginning of the fourth quarter. Based on our initial assessment (step one) for 2008, the fair value of our business units exceeded their carrying value therefore our goodwill was not impaired. As economic conditions worsened late in the fourth quarter and our business performance and outlook was not as strong as anticipated coupled with a decrease in our market capitalization, management determined that circumstances had changed enough to trigger another goodwill impairment test as of December 27, 2008. Our analysis resulted in the determination that the fair value our PCS business was less than its carrying value. The second step of the goodwill impairment test involved us calculating the implied goodwill for the PCS business. The carrying value of the goodwill assigned to the PCS business exceeded the implied fair value of goodwill resulting in a goodwill impairment of $700 million.

Operating Income. Operating loss in 2008 was $449.8 million, compared to operating income of $227.2 million in 2007.

Research Models and Services. In 2008, operating income for our RMS segment was $198.7 million, an increase of $21.5 million, or 12.2%, from $177.2 million in 2007. Operating income as a percentage of net sales in 2008 was 30.1%, compared to 30.7% in 2007. The decrease in operating income as a percentage of sales was primarily due to increased operating expenses offset by improved utilization due to the higher sales volume.

Preclinical Services. In 2008, operating loss for our PCS segment was $596.4 million, compared to operating income of $103.5 million in 2007. The decrease in operating income as a percentage of net sales was primarily due to goodwill impairment as well as to the start-up and transition costs for our

PCS Nevada facilities partially offset by improved operating efficiency as a result of higher sales and lower amortization costs.

Interest Expense. Interest expense in 2008 was $14.0 million, compared to $18.0 million in 2007, due primarily to lower outstanding debt and lower interest rates.

Interest Income. Interest income in 2008 was $8.7 million compared to $9.7 million in 2007.

Income Taxes. Income tax expense in 2008 was $61.9 million, an increase of $2.5 million compared to $59.4 million in 2007. Our effective tax rate in 2008 was (13.4)% which was adversely impacted by the goodwill impairment by (40.5)%. Our 2007 effective tax rate was 27.3%. The change from 2007 to 2008 effective tax rate was primarily due to the goodwill impairment.

Net Income(Loss). Net loss in 2008 was $521.8 million compared to net income of $154.4 million in 2007.

Fiscal 2007 Compared to Fiscal 2006

Net Sales. Net sales in 2007 were $1,230.6 million, an increase of $172.2 million, or 16.3%, from $1,058.4 million in 2006.

Research Models and Services. In 2007, net sales from our RMS segment were $577.2 million, an increase of $62.2 million, or 12.1%, from $515.0 million in 2006. Favorable foreign currency translation increased our net sales gain by 2.9%. RMS sales increased due to pricing and unit volume increases in both models and services. The RMS sales growth was driven by increases in basic research and biotechnology spending, which drove greater demand for our products and services, partially offset by lower sales growth in research models in Japan.

Preclinical Services. In 2007, net sales from our Preclinical Services segment were $653.4 million, an increase of $110.0 million, or 20.2%, compared to $543.4 million in 2006. The increase was primarily due to the increased customer demand for toxicology and other specialty preclinical services, reflecting increased customer outsourcing along with the full year impact of the acquisition of Northwest Kinetics. Favorable foreign currency increased sales growth by 2.9%.

Cost of Products Sold and Services Provided. Cost of products sold and services provided in 2007 was $752.4 million, an increase of $100.6 million, or 15.4%, from $651.8 million in 2006. Cost of products sold and services provided in 2007 was 61.1% of net sales, compared to 61.6% in 2006.

Research Models and Services. Cost of products sold and services provided for RMS in 2007 was $327.9 million, an increase of $27.0 million, or 9.0%, compared to $300.9 million in 2006. Cost of products sold and services provided in 2007 decreased to 56.8% of net sales compared to 58.4% of net sales in 2006. The favorable cost of products sold and services provided as a percentage of sales was due to greater facility utilization as a result of increased sales.

Preclinical Services. Cost of services provided for the Preclinical Services segment in 2007 was $424.5 million, an increase of $73.6 million, or 21.0%, compared to $350.9 million in 2006. Cost of services provided as a percentage of net sales was 65.0% in 2007, compared to 64.6% in 2006. The increase in cost of services provided as a percentage of net sales was primarily due to the impact of increased costs related to the transition to our new Massachusetts facility and the foreign exchange impact of the strengthening Canadian dollar, partially offset by improved performance at certain PCS locations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2007 were $217.5 million, an increase of $36.7 million, or 20.3%, from $180.8 million in 2006. Selling, general and administrative expenses in 2007 were 17.7% of net sales compared to 17.1% of net sales in 2006. The increase as a percentage of sales was due primarily to increases in unallocated corporate overhead and charges related to the accelerated exit of our Worcester facility.

Research Models and Services. Selling, general and administrative expenses for RMS in 2007 were $70.3 million, an increase of $4.4 million, or 6.8%, compared to $65.9 million in 2006. Selling, general and administrative expenses decreased as a percentage of sales to 12.2% in 2007 from 12.8% in 2006 due mainly to greater economies of scale.

Preclinical Services. Selling, general and administrative expenses for the Preclinical Services segment in 2007 were $93.7 million, an increase of $20.7 million, or 28.3%, compared to $73.0 million in 2006. Selling, general and administrative expenses in 2007 increased to 14.3% of net sales, compared to 13.4% of net sales in 2006 due to charges related to the accelerated exit of our Worcester facility.

Unallocated Corporate Overhead. Unallocated corporate overhead, which consists of various corporate expenses including those associated with stock based compensation, pension and departments such as senior executives, corporate accounting, legal, tax, treasury, global informational technology, human resources and investor relations, was $53.5 million in 2007, compared to $41.9 million in 2006. The increase in unallocated corporate overhead in 2007 was due to increased equity based compensation, higher information technology costs and higher bonus accruals.

Amortization of Other Intangibles. Amortization of other intangibles in 2007 was $33.5 million, a decrease of $4.1 million, from $37.6 million in 2006. The decreased amortization was primarily due to reduced amortization related to the acquisition of Inveresk.

Research Models and Services. In 2007, amortization of other intangibles for our RMS segment was $1.9 million, an increase of $1.5 million from $0.4 million in 2006. The increased amortization was primarily due to the acquisition of the remaining 15% of the equity of Charles River Laboratories Japan, Inc., from the minority interest partner in the first quarter of 2007.

Preclinical Services. In 2007, amortization of other intangibles for our Preclinical Services segment was $31.6 million, a decrease of $5.6 million from $37.2 million in 2006. The decrease in amortization of other intangibles was primarily due to reduced amortization related to the Inveresk acquisition.

Operating Income. Operating income in 2007 was $227.2 million, an increase of $39.0 million, or 20.7%, from $188.2 million in 2006. Operating income in 2007 was 18.5% of net sales, compared to 17.8% of net sales in 2006. The increase as a percentage of sales was due primarily to increased operating income margins in RMS along with lower amortization costs.

Research Models and Services. In 2007, operating income for our RMS segment was $177.2 million, an increase of $29.4 million, or 19.9%, from $147.8 million in 2006. Operating income as a percentage of net sales in 2007 was 30.7%, compared to 28.7% in 2006. The increase in operating income as a percentage of sales was primarily due to improved capacity utilization resulting from the higher sales volume.

Preclinical Services. In 2007, operating income for our Preclinical Services segment was $103.5 million, an increase of $21.2 million, or 25.8%, from $82.3 million in 2006. Operating income as a percentage of net sales increased to 15.8%, compared to 15.2% of net sales in 2006. The increase in operating income as a percentage of net sales was primarily due to higher sales which resulted in improved operating efficiency and lower amortization costs, partially offset by the start-up and transition costs for our PCS Massachusetts facilities and the foreign exchange impact of the strengthening Canadian dollar.

Interest Income. Interest income in 2007 was $9.7 million, compared to $6.8 million in 2006. The $2.9 million increase was primarily due to increased funds invested.

Interest Expense. Interest expense in 2007 was $18.0 million, compared to $19.4 million in 2006. The $1.4 million decrease was primarily due to debt repayment.

Income Taxes. Income tax expense for 2007 was $59.4 million, an increase of $9.7 million compared to $49.7 million in 2006. Our effective tax rate for 2007 was 27.3% compared to 28.2% for 2006. The decline in effective tax rate in 2007 was primarily due to benefits recorded in 2007 related to tax law changes in the United Kingdom and Germany and benefits generated due to mix of earnings.

Income from Continuing Operations. Income from continuing operations in 2007 was $157.6 million, an increase of $32.4 million from $125.2 million in 2006.

Loss from Discontinued Operations. The loss from discontinued operations in 2007 was $3.1 million. The loss from discontinued operations for 2006 was $181.0 million which included a goodwill impairment of $129.2 million, the tax expense of $37.8 million related to the sale of the Phase II-IV Clinical business, as well as results from our ISS business.

Net Income (Loss). Net income in 2007 was $154.4 million compared to a net loss of $55.8 million in 2006.

Liquidity and Capital Resources

The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in our condensed consolidated statements of cash flows.

Our principal sources of liquidity have been our cash flow from operations, the convertible debt offering, our marketable securities and our revolving line of credit arrangements.

We had marketable securities of $19.0 million and $63.4 million as of December 27, 2008 and December 29, 2007, respectively. The decline was primarily due to management's decision to move funds into cash equivalent type investments. As of December 27, 2008 and December 29, 2007, we had $19.0 million and $38.2 million invested in auction rate securities rated AAA by a major credit rating agency. Our auction rate securities are guaranteed by U.S. federal agencies. These auction rate securities provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, usually every 7 or 35 days. The overall credit concerns in the capital markets as well as the failed auctions of these securities have impacted our ability to liquidate these investments. The auctions for the securities we own continue to fail, the investment may not be readily convertible to cash until a future auction of these investments is successful. Based on our ability to access our cash and other short-term investments, our expected operating cash flows, and other sources of cash, we do not anticipate the current lack of liquidity on these investments will affect our ability to operate our business as usual.

In 2006, we issued $350.0 million of 2.25% Convertible Senior Notes (the 2013 notes) due in 2013. At December 27, 2008, the fair value of our outstanding 2013 Notes was approximately $311.1 based on their quoted market value. During the fourth quarter of 2008 no conversion triggers were met.

Concurrently with the sale of the 2013 Notes, we entered into convertible note hedge transactions with respect to our obligation to deliver common stock under the 2013 Notes. The convertible note hedges give us the right to receive, for no additional consideration, the numbers of shares of common stock that we are obligated to deliver upon conversion of the 2013 Notes (subject to antidilution adjustments substantially identical to those in the 2013 Notes), and expire on June 15, 2013. The aggregate cost of these convertible note hedges was $98.3 million.

Separately and concurrently with the pricing of the 2013 Notes, we issued warrants for approximately 7.2 million shares of our common stock. The warrants give the holders the right to receive, for no additional consideration, cash or shares (at our option) with a value equal to the appreciation in the price of our shares above $59.925, and expire between September 13, 2013 and

January 22, 2014 over 90 equal increments. The total proceeds from the issuance of the warrants were $65.4 million.

From our economic perspective, the cumulative impact of the purchase of the convertible note hedges and the sale of the warrants increases the effective conversion price of the 2013 Notes from $48.94 to $59.925 per share.

We currently have a $428 million credit agreement and a $50 million credit agreement. At December 27, 2008, we had term loans of $134.9 million and $90.0 million under our revolving credit facility outstanding. As of December 27, 2008, we had $104.4 million available to borrow under our revolving credit agreements. As of December 27, 2008, we were compliant with all financial covenants specified in the credit agreements. For additional information regarding the 2013 Notes, the $428 million credit agreement and the $50 million credit agreement, please see Note 4 included in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K.

During the first quarter of 2009, the Company plans to repatriate approximately $90.0 million of the earnings of its non-U.S. subsidiaries. As such, the Company has changed its permanent reinvestment assertion with regards to these unremitted earnings. As a result of the change in assertion, the Company recorded a tax benefit primarily due to foreign tax credits in the fourth quarter of 2008 of $7.2 million, of which $4.0 million was reflected in the effective tax rate and $3.2 million was reflected in the Cumulative Translation Account. The proceeds from the repatriation will be used for general corporate purposes. The Company continues to maintain its permanent reinvestment assertion with regards to the remaining unremitted earnings of its non-U.S. subsidiaries.

Our Board of Directors has authorized a share repurchase program, originally authorized on July 27, 2005 and subsequently amended on October 26, 2005, May 9, 2006, August 1, 2007 and July 24, 2008 to acquire up to a total of $600.0 million of common stock. The program does not have a fixed expiration date. In order to facilitate these share repurchases, the Company has entered into Rule 10b5-1 Purchase Plans. As of December 27, 2008, approximately $187.1 million remained authorized for share repurchases.

Cash and cash equivalents totaled $243.6 million at December 27, 2008 compared to $225.4 million at December 29, 2007.

Net cash provided by operating activities in 2008 and 2007 was $279.5 million and $288.4 million, respectively. The decrease in cash provided by operations was primarily due to a decrease in deferred revenue. Our days sales outstanding (DSO) of 40 days as of December 27, 2008 increased from 35 days at December 29, 2007. Our DSO includes deferred revenue as an offset to accounts receivable in the calculation.

Net cash used in investing activities in 2008 and 2007 was $227.2 million and $200.8 million, respectively. Our capital expenditures in 2008 were $197.1 million of which $60.5 million was related to RMS and $136.6 million to PCS. For 2009 we project capital expenditures to be in the range of $100 to $120 million. We anticipate that future capital expenditures will be funded by operating activities and existing credit facilities.

Net cash used in financing activities in 2008 was $17.3 million and $46.4 million in 2007. During 2008, we purchased $115.1 million of treasury stock and repaid debt of $36.5 million partially offset by proceeds from exercises of employee stock options and warrants of $28.5 million and proceeds from debt of $102.0 million. During 2007, we purchased $41.6 million of treasury stock and repaid $64.5 million of debt, partially offset by proceeds from exercises of employee stock options of $54.0 million.

Minimum future payments of our contractual obligations at December 27, 2008 are as follows:

Contractual Obligations	Total	Less than 1 Year	1—3 Years	3—5 Years	After 5 Years
Debt	$575.8	$ 35.4	$190.4	$350.0	$ —
Interest payments	45.6	12.8	28.8	4.0	—
Operating leases	98.3	21.4	24.8	17.4	34.7
Pension	94.5	9.4	9.7	28.7	46.7
Construction commitments	27.4	27.4	—	—	—
Total contractual cash obligations	$841.6	$106.4	$253.7	$400.1	$81.4

The above table does not reflect unrecognized tax benefits of $28.7 million. Refer to Note 6 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Off-Balance Sheet Arrangements

The conversion features of our 2013 Notes are equity-linked derivatives. As such, we recognize these instruments as off-balance sheet arrangements. The conversion features associated with these notes would be accounted for as derivative instruments, except that they are indexed to our common stock and classified in stockholders' equity. Therefore, these instruments meet the scope of exception of paragraph 11(a) of SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," and are accordingly not accounted for as derivatives for purposes of SFAS No. 133.

Recent Accounting Pronouncements

In June, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1) which clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior-period earnings per share data presented must be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of the FSP. Early application is not permitted. Upon adoption of FSP EITF 03-6-1, we expect to revise prior period earning per share from continuing operations as follows: decrease 2008 basic and diluted loss per share by $0.08; reduce 2007 basic and diluted earning per share by $0.02 and reduce 2006 basic earning per share by $0.02 and diluted earning per share from continuing operations by $0.01.

In May 2008, the FASB issued FSP No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP 14-1). This FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and will be applied retrospectively to all periods presented. We estimate that upon adoption of the provisions of FSP 14-1, $261,508 of the total proceeds from our debt will be allocated to the liability component, which represents the estimated fair value of similar debt instruments without the conversion option as of the date of issuance. The remaining $88,492 will be allocated to the equity component. The debt discount of $88,492 will be amortized to interest expense over the seven year period from June 2006 to June 2013, the expected life of the instrument. Additionally, upon adoption, approximately $1,903 of deferred financing costs capitalized at the time of issuance will be reclassified to equity as equity issuance costs and will not be amortized to interest expense.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities" (FAS 161). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement is not expected to have an impact on our consolidated financial statements.

In February 2008, the FASB issued FSP 157-1 and 157-2 that (1) partially deferred the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities and (2) removed certain leasing transactions from the scope of SFAS 157. SFAS 157 as amended by this FSP is effective for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008 and will be applied prospectively. The provisions of SFAS 157 will not have a material impact on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 140-3: "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (FSP 140-3). FSP 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer for a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is not expected to have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS 141(R)) and No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 141(R) and SFAS 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS 141(R) continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. In addition, SFAS 141(R) will impact the annual goodwill impairment test associated with acquisitions that close both before and after its effective date. SFAS 141(R) amends SFAS 109 changing the accounting for adjustments to deferred tax asset valuation allowances and income tax uncertainties related to acquisitions that close both before and after its effective date, generally requiring adjustments to be reflected in income tax expense. SFAS 141(R) applies prospectively to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date. The adoption of SFAS 141(R) and SFAS 160 will impact our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

Certain of our financial instruments are subject to market risks, including interest rate risk and foreign currency exchange rates. We generally do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

The fair value of our marketable securities is subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 100 basis points from levels at December 27, 2008, then the fair value of the portfolio would decline by approximately $0.2 million.

We have entered into two credit agreements, the $428 million credit agreement and the $50 million credit agreement. Our primary interest rate exposure results from changes in LIBOR or the base rates which are used to determine the applicable interest rates under our term loans in the $428 million credit agreement and in the $50 million agreement and our revolving credit facilities. Our potential additional interest expense over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate would be approximately $3.3 million on a pre-tax basis.

We issued $350 million of the 2013 Notes in a private placement in the second quarter of 2006. The convertible senior debenture notes bear an interest rate of 2.25%. The fair market value of the outstanding notes was $311.1 million on December 27, 2008.

Foreign Currency Exchange Rate Risk

We operate on a global basis and have exposure to some foreign currency exchange rate fluctuations for our earnings and cash flows. This risk is mitigated by the fact that various foreign operations are principally conducted in their respective local currencies. However, a portion of our foreign operations' revenue is denominated in U.S. dollars, with the costs accounted for in their local currencies. We attempt to minimize this exposure by using certain financial instruments, for purposes other than trading, in accordance with our overall risk management and our hedge policy. In accordance with our hedge policy, we designate certain transactions as hedges as set forth in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

During 2008, we utilized foreign exchange contracts, principally to hedge the impact of currency fluctuations on customer transactions and certain balance sheet items. No foreign exchange contracts were outstanding on December 27, 2008.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment our management concluded that, as of December 27, 2008, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 27, 2008 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Charles River Laboratories International, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Charles River Laboratories International, Inc and its subsidiaries at December 27, 2008 and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2009

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net sales related to products	$ 471,741	$ 415,247	$ 374,832
Net sales related to services	871,752	815,379	683,553
Net sales	1,343,493	1,230,626	1,058,385
Costs and expenses			
Cost of products sold	252,938	225,088	211,008
Cost of services provided	579,846	527,347	440,770
Selling, general and administrative	230,159	217,491	180,795
Goodwill impairment	700,000	—	—
Amortization of other intangibles	30,312	33,509	37,639
Operating income (loss)	(449,762)	227,191	188,173
Other income (expense)			
Interest income	8,691	9,683	6,836
Interest expense	(14,009)	(18,004)	(19,426)
Other, net	(5,930)	(1,448)	981
Income (loss) before income taxes and minority interests	(461,010)	217,422	176,564
Provision for income taxes	61,944	59,400	49,738
Income (loss) before minority interests	(522,954)	158,022	126,826
Minority interests	687	(470)	(1,605)
Income (loss) from continuing operations	(522,267)	157,552	125,221
Loss from discontinued operations, net of tax	424	(3,146)	(181,004)
Net income (loss)	$ (521,843)	$ 154,406	$ (55,783)
Earnings (loss) per common share			
Basic:			
Continuing operations	$ (7.76)	$ 2.35	$ 1.82
Discontinued operations	$ 0.01	$ (0.05)	$ (2.63)
Net income (loss)	$ (7.76)	$ 2.31	$ (0.81)
Diluted:			
Continuing operations	$ (7.76)	$ 2.29	$ 1.79
Discontinued operations	$ 0.01	$ (0.05)	$ (2.59)
Net income (loss)	$ (7.76)	$ 2.25	$ (0.80)

See Notes to Consolidated Financial Statements.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 27, 2008	December 29, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 243,592	$ 225,449
Trade receivables, net	210,214	213,908
Inventories	96,882	88,023
Other current assets	67,218	79,477
Current assets of discontinued operations	233	1,007
Total current assets	618,139	607,864
Property, plant and equipment, net	828,921	748,793
Goodwill, net	457,578	1,120,540
Other intangibles, net	136,100	148,905
Deferred tax asset	62,935	89,255
Other assets	52,058	85,993
Long term assets of discontinued operations	4,187	4,187
Total assets	$2,159,918	$2,805,537
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt and capital leases	$ 35,452	$ 25,051
Accounts payable	40,517	36,715
Accrued compensation	54,870	53,359
Deferred revenue	86,707	102,021
Accrued liabilities	60,741	61,366
Other current liabilities	22,676	23,268
Current liabilities of discontinued operations	35	748
Total current liabilities	300,998	302,528
Long-term debt and capital leases	540,646	484,998
Other long-term liabilities	118,827	154,044
Total liabilities	960,471	941,570
Commitments and contingencies		
Minority interests	422	3,500
Shareholders' equity		
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 120,000,000 shares authorized; 76,609,779 issued and 67,052,884 shares outstanding at December 27, 2008 and 75,427,649 issued and 68,135,324 shares outstanding at December 29, 2007	766	754
Capital in excess of par value	1,965,150	1,906,997
Retained (deficit) earnings	(344,314)	177,529
Treasury stock, at cost, 9,556,895 shares and 7,292,325 shares at December 27, 2008 and December 29, 2007, respectively	(425,924)	(310,372)
Accumulated other comprehensive income	3,347	85,559
Total shareholders' equity	1,199,025	1,860,467
Total liabilities and shareholders' equity	$2,159,918	$2,805,537

See Notes to Consolidated Financial Statements.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Cash flows relating to operating activities			
Net income (loss)	$(521,843)	$ 154,406	$ (55,783)
Less: Income (loss) from discontinued operations	424	(3,146)	(181,004)
Income (loss) from continuing operations	(522,267)	157,552	125,221
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	91,183	86,379	82,586
Goodwill impairment	700,000	—	—
Gain on pension curtailment	(3,276)	—	—
Non-cash compensation	24,333	26,017	21,090
Deferred income taxes	12,671	(9,786)	4,035
Other, net	9,019	9,056	1,659
Changes in assets and liabilities:			
Trade receivables	(8,532)	(492)	(18,961)
Inventories	(9,670)	(12,988)	(6,475)
Other assets	6,421	(9,057)	(19,139)
Accounts payable	8,177	2,076	(2,586)
Accrued compensation	1,248	9,445	(414)
Deferred revenue	(15,314)	8,736	(2,967)
Accrued liabilities	6,717	3,442	(8,493)
Other liabilities	(21,245)	18,045	417
Net cash provided by operating activities	279,465	288,425	175,973
Cash flows relating to investing activities			
Acquisition of businesses, net of cash acquired	(69,151)	(11,584)	(30,862)
Capital expenditures	(197,081)	(227,036)	(181,747)
Purchases of marketable securities	(6,439)	(299,408)	(207,900)
Proceeds from sale of marketable securities	45,444	334,546	122,981
Other, net	51	2,668	130
Net cash used in investing activities	(227,176)	(200,814)	(297,398)
Cash flows relating to financing activities			
Proceeds from long-term debt and revolving credit agreement	102,000	—	440,300
Payments on long-term debt, capital lease obligation and revolving credit agreement	(36,540)	(64,545)	(170,842)
Purchase of call options	—	—	(98,110)
Proceeds from exercises of stock options and warrants	28,490	53,977	22,900
Proceeds from issuance of warrants	—	—	65,423
Excess tax benefit from exercises of employee stock options	3,788	7,150	6,540
Purchase of treasury stock	(115,058)	(41,617)	(249,958)
Other, net	—	(1,392)	(10,685)
Net cash provided by (used in) financing activities	(17,320)	(46,427)	5,568
Discontinued operations			
Net cash provided by (used in) operating activities	484	(4,177)	(11,603)
Net cash provided by investing activities	—	30	189,406
Net cash used in financing activities	—	—	(182)
Net cash provided by (used in) discontinued operations	484	(4,147)	177,621
Effect of exchange rate changes on cash and cash equivalents	(17,310)	13,032	(1,205)
Net change in cash and cash equivalents	18,143	50,069	60,559
Cash and cash equivalents, beginning of period	225,449	175,380	114,821
Cash and cash equivalents, end of period	$ 243,592	$ 225,449	$ 175,380
Supplemental cash flow information			
Cash paid for interest	$ 14,186	$ 20,110	$ 22,992
Cash paid for taxes	$ 43,157	$ 38,448	$ 93,109
Supplemental non-cash investing activities information			
Capitalized interest	$ 2,486	$ 4,716	$ 4,107

See Notes to Consolidated Financial Statements.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

	Total	Accumulated (Deficit) Earnings	Accumulated Other Comprehensive Income	Common Stock	Capital in Excess of Par	Treasury Stock	Unearned Compensation
Balance at December 31, 2005	$1,827,013	$ 78,906	$ 8,540	$724	$1,777,625	$ (17,997)	$(20,785)
Components of comprehensive income, net of tax:							
Net (loss)	(55,783)	(55,783)	—	—	—	—	—
Foreign currency translation adjustment	12,335	—	12,335	—	—	—	—
Minimum pension liability adjustment	(195)	—	(195)	—	—	—	—
Unrealized gain on marketable securities	11	—	11	—	—	—	—
Total comprehensive income	(43,632)	—	—	—	—	—	—
Adjustment to initially apply SFAS No. 158, net of tax	480	—	480	—	—	—	—
Tax benefit associated with stock issued under employee compensation plans	5,714	—	—	—	5,714	—	—
Exercise of warrants	79	—	—	—	79	—	—
Issuance of stock under employee compensation plans	22,821	—	—	10	22,811	—	—
Acquisition of treasury shares	(249,958)	—	—	—		(249,958)	—
Stock-based compensation	21,866	—	—	—	21,866	—	—
Purchase of hedge on convertible debt	(98,110)	—	—	—	(98,110)	—	—
Issuance of warrants	65,423	—	—	—	65,423	—	—
Deferred tax assets	43,515	—	—	—	43,515	—	—
Reversal of unearned compensation upon adoption of SFAS No. 123(R)		—	—	—	(20,785)	—	20,785
Balance at December 30, 2006	$1,595,211	$ 23,123	$ 21,171	$734	$1,818,138	$(267,955)	$ —
Components of comprehensive income, net of tax:							
Net income	154,406	154,406	—	—	—	—	—
Foreign currency translation adjustment	57,872	—	57,872	—	—	—	—
Net increase in unrecognized pension net gain/loss and prior service costs	6,564	—	6,564	—	—	—	—
Unrealized loss on marketable securities	(48)	—	(48)	—	—	—	—
Total comprehensive income	218,794	—	—	—	—	—	—
Tax benefit associated with stock issued under employee compensation plans	8,727	—	—	—	8,727	—	—
Exercise of warrants	14	—	—	—	14	—	—
Issuance of stock under employee compensation plans	54,121	—	—	20	54,101	—	—
Acquisition of treasury shares	(42,417)	—	—	—	—	(42,417)	—
Stock-based compensation	26,017	—	—	—	26,017	—	—
Balance at December 29, 2007	$1,860,467	$ 177,529	$ 85,559	$754	$1,906,997	$(310,372)	$ —
Components of comprehensive income, net of tax:							
Net (loss)	(521,843)	(521,843)	—	—	—	—	—
Foreign currency translation adjustment	(72,588)	—	(72,588)	—	—	—	—
Net decrease in unrecognized pension net gain/loss and prior service costs	(7,457)	—	(7,457)	—	—	—	—
Unrealized loss on marketable securities	(2,167)	—	(2,167)	—	—	—	—
Total comprehensive income	(604,055)	—	—	—	—	—	—
Tax benefit associated with stock issued under employee compensation plans	4,769	—	—	—	4,769	—	—
Exercise of warrants	741	—	—	—	741		—
Deferred taxes	731	—	—	—	731	—	—
Issuance of stock under employee compensation plans	27,591	—	—	12	27,579	—	—
Acquisition of treasury shares	(115,552)	—	—	—	—	(115,552)	—
Stock-based compensation	24,333	—	—	—	24,333	—	—
Balance at December 27, 2008	$1,199,025	$(344,314)	$ 3,347	$766	$1,965,150	$(425,924)	$ —

See Notes to Consolidated Financial Statements.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Charles River Laboratories International, Inc. together with its subsidiaries is a leading global provider of solutions that accelerate the drug discovery and development process including research models and associated services, and outsourced preclinical services. Our fiscal year is the twelve-month period ending the last Saturday in December.

Principles of Consolidation

The consolidated financial statements include all majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated. Results for majority-owned subsidiaries are recorded on a one-month lag basis. There were no material transactions or events for these subsidiaries between the reporting date and our fiscal year-end date.

Reclassifications

Certain reclassifications have been made to prior year statements to conform to the current year presentation. These reclassifications have no impact on period reported net income or cash flow.

Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include time deposits and highly liquid investments with remaining maturities at the purchase date of three months or less.

Trade Receivables and Concentrations of Credit Risk

We record trade receivables net of an allowance for doubtful accounts. We establish an allowance for doubtful accounts which we believe is adequate to cover anticipated losses on the collection of all outstanding trade receivable balances. The adequacy of the doubtful account allowance is based on historical information, a review of major customer accounts receivable balances and management's assessment of current economic conditions. We reassess the allowance for doubtful accounts each quarter. Provisions to the allowance for doubtful accounts amount to $1,179 in 2008 and $494 in 2007. Write offs to the allowance for doubtful accounts amounted to $288 in 2008 and $421 in 2007.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

The composition of net trade receivables is as follows:

	December 27, 2008	December 29, 2007
Customer receivables	$162,518	$165,057
Unbilled revenue	51,798	52,033
Total	214,316	217,090
Less allowance for doubtful accounts	(4,102)	(3,182)
Net trade receivables	$210,214	$213,908

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade receivables from customers in the pharmaceutical and biotechnology industries. No single customer accounted for more than 5% of our net sales.

Marketable Securities

We account for our investment in marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in marketable securities are reported at fair value and consist of corporate debt securities and government securities and obligations which are classified as securities available for sale and mutual funds which are classified as actively traded.

Realized gains and losses on securities are included in earnings and are determined using the specific identification method. Unrealized holding gains and losses on securities classified as available for sale, are excluded from earnings and are reported in accumulated other comprehensive income, net of related tax effects. Unrealized gains and losses on actively traded securities are included in earnings. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income.

As of December 27, 2008, we held $18,958 in auction rate securities which are variable rate debt instruments, which bear interest rates that reset approximately every 7 or 35 days. The auction rate securities owned were rated AAA by a major credit rating agency and are either commercially insured or guaranteed by the Federal Family Education Loan Program (FFELP). The underlying securities have contractual maturities which are generally greater than ten years. The auction rate securities are classified as available for sale and are recorded at fair value. Typically, the carrying value of auction rate securities approximates fair value due to the frequent resetting of the interest rates. We have classified these investments as long-term consistent with the term of the underlying security which are structured with short term interest rate reset dates of generally 7 or 35 days but with contractual maturities that are long term.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

The amortized cost, gross unrealized gains, gross unrealized losses and fair value for marketable securities by major security type were as follows:

	December 27, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Auction rate securities	$21,175	$—	$(2,217)	$18,958
	$21,175	$—	$(2,217)	$18,958

	December 29, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Auction rate securities	$38,175	$—	$ —	$38,175
Corporate debt securities	13,620	21	(91)	13,550
Bank time deposits	4,983	—	—	4,983
Government securities and obligations	4,339	—	(4)	4,335
Mutual funds	2,372	—	—	2,372
	$63,489	$21	$(95)	$63,415

Maturities of corporate debt securities and government securities and obligations classified as available for sale were as follows:

	December 27, 2008		December 29, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due less than one year	$	$	$14,963	$14,958
Due after one year through five years	—	—	48,526	48,457
Due after ten years	21,175	18,958	—	—
	$21,175	$18,958	$63,489	$63,415

Inventories

Inventories are stated at the lower of cost, determined principally on the average cost method, or market. The determination of market value involves assessment of numerous factors, including costs to dispose of inventory and estimated selling price. Inventory costs for small models are based upon the average cost to produce specific models and strains. Costs for large models are accumulated in inventory by specific model. Inventory costs for both small and large models are charged to cost of sales in the period the models are sold. Reserves are recorded to reduce the carrying value for inventory determined damaged, obsolete or otherwise unsellable.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

The composition of inventories is as follows:

	December 27, 2008	December 29, 2007
Raw materials and supplies	$14,202	$13,139
Work in process	12,091	9,794
Finished products	70,589	65,090
Inventories	$96,882	$88,023

Other Current Assets

Other current assets consist of assets we intend to settle within the next twelve months.

	December 27, 2008	December 29, 2007
Prepaid assets	$25,354	$26,087
Deferred tax asset	31,748	25,506
Marketable securities	—	14,958
Prepaid income tax	7,391	7,214
Restricted cash	2,725	3,493
Other	—	2,219
Other current assets	$67,218	$79,477

Property, Plant and Equipment

Property, plant and equipment, including improvements that significantly add to productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed as incurred. We capitalize interest and period costs on certain capital projects which amounted to $2,486 and $6,363 in 2008, $4,716 and $5,484 in 2007 and $4,107 and $2,904 in 2006, respectively. We also capitalize internal and external costs incurred during the application development stage of internal use software. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful lives of the assets as follows: buildings, 20 to 40 years; machinery and equipment, 3 to 20 years; furniture and fixtures, 5 to 10 years; vehicles, 3 to 5 years; and leasehold improvements, the shorter of estimated useful life or the lease periods. We begin to depreciate capital projects in the first full month the asset is placed in service.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

The composition of net property, plant and equipment is as follows:

	December 27, 2008	December 29, 2007
Land	$ 38,696	$ 35,934
Buildings	680,405	518,090
Machinery and equipment	337,687	337,215
Leasehold improvements	16,850	17,139
Furniture and fixtures	10,935	7,734
Vehicles	5,514	5,042
Construction in progress	112,326	199,399
Total	1,202,413	1,120,553
Less accumulated depreciation	(373,492)	(371,760)
Net property, plant and equipment	$ 828,921	$ 748,793

Depreciation expense for 2008, 2007 and 2006 was $60,871, $52,870 and $44,947, respectively.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting standards for acquired goodwill and other intangible assets. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separate intangible assets that have finite useful lives continue to be amortized over their estimated useful lives.

Our annual goodwill impairment assessment has historically been completed at the beginning of the fourth quarter. Based on our initial assessment for 2008, the fair value of our business units exceeded their carrying value therefore our goodwill was not impaired. As economic conditions worsened late in the fourth quarter and our business performance was not as strong as anticipated coupled with a decrease in our market capitalization, management determined that circumstances had changed enough to trigger another goodwill impairment test as of December 27, 2008.

The goodwill impairment analysis is a two-step process. The first step is used to identify potential impairment and involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Fair value is determined by using a weighted combination of a market-based approach and an income approach, as this combination is deemed to be the most indicative of our fair value in an orderly transaction between market participants. Under the market-based approach, we utilize information about our Company as well as publicly available industry information to determine earnings multiples and sales multiples that are used to value our reporting units. Under the income approach, we determine fair value based on the estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and future market conditions, among others. Our projections are based on an internal strategic review. Key assumptions, strategies, opportunities and risks from this strategic review along with a market evaluation are the basis for our assessment. If the estimated fair

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. However, if the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Our analysis resulted in the determination that the fair value of our PCS business was less than its carrying value.

The second step of the goodwill impairment process involves the calculation of an implied fair value of goodwill for the PCS business which step one indicated an impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. In determining the fair value of assets we utilize appraisals for the fair value of property and equipment and valuations of certain intangible assets, including customer relationships. The carrying value of the goodwill assigned to the PCS business exceeded the implied fair value of goodwill resulting in a goodwill impairment of $700,000.

Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset. We completed the annual impairment tests in 2008 and 2007 and concluded there was no impairment of identifiable intangible assets with indefinite useful lives.

Other Assets

Other assets consist of assets that we do not intend to settle within the next twelve months.

The composition of other assets is as follows:

	December 27, 2008	December 29, 2007
Deferred financing costs	$ 6,550	$ 8,632
Cash surrender value of life insurance policies	19,652	22,027
Long term marketable securities	18,958	48,457
Other assets	6,898	6,877
Other assets	$52,058	$85,993

Accounting for Investment in Life Insurance Contracts

We account for our investment in life insurance contracts in accordance with FASB Staff Position No. FTB 85-4, *Accounting for Life Settlement Contracts by Third-Party Investors* using the fair value method. Under the fair value method, we recognize the initial investment at the transaction price and remeasure the investment at fair value each reporting period. Investments in life contracts are reported as part of purchases of marketable securities in the statement of cash flows. At December 27, 2008, we held 84 contracts with a carrying value of $19,652 and a face value of $134,782.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," we evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount. In such instances, additional analysis is performed and the carrying value of long-lived assets is reduced to the estimated fair value, if this is lower, as determined using an appraisal or discounted cash flows, as appropriate.

Restructuring and Contract Termination Costs

We recognize obligations associated with restructuring activities and contract termination costs in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires a liability at fair value for the costs associated with an exit or disposal activity as well as costs to terminate a contract or an operating lease. The overall purpose of our restructuring actions is to lower overall operating costs and improve profitability by reducing excess capacities. Restructuring charges are typically recorded in selling, general and administrative expenses in the period in which the plan is approved by our senior management and, where material, our Board of Directors, and when the liability is incurred. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. During 2007, the Company ceased using a leased facility in Worcester, MA and recorded a charge of $2,793 for the cost to terminate this operating lease.

Other Current Liabilities

Other current liabilities consist of liabilities we intend to settle within the next twelve months.

The composition of other current liabilities is as follows:

	December 27, 2008	December 29, 2007
Accrued income taxes	$20,763	$21,438
Current deferred tax liability	1,269	1,347
Accrued interest and other	644	483
Other current liabilities	$22,676	$23,268

Other Long-Term Liabilities

Other long-term liabilities consist of liabilities we do not intend to settle within the next twelve months.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

The composition of other long-term liabilities is as follows:

	December 27, 2008	December 29, 2007
Deferred tax liability	$ 47,538	$ 70,914
Long-term pension liability	32,175	35,729
Accrued Executive Supplemental Life Insurance Retirement Plan and Deferred Compensation Plan	25,954	29,293
Other long-term liabilities	13,160	18,108
Other long-term liabilities	$118,827	$154,044

Joint Ventures

We hold investments in joint ventures that are separate legal entities whose purpose is consistent with our overall operations and represent geographic and business segment expansions of our existing markets. The financial results of all joint ventures were consolidated in our results as we have the ability to exercise control over these entities. The interests of the outside joint venture partners have been recorded as minority interests totaling $422 and $3,500 at December 27, 2008 and December 29, 2007, respectively.

Stock-Based Compensation Plans

We adopted on a modified prospective basis, the provisions of SFAS No. 123(R), "Share-Based Payment (Revised 2004)," (SFAS No. 123(R)) and related guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and restricted stock awards based on estimated fair values. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period.

Revenue Recognition

We recognize revenue related to our products and services in accordance with the SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition."

We recognize revenue related to our products, which include research models, in vitro technology and vaccine support products, when persuasive evidence of an arrangement exists, generally in the form of customer purchase orders, title and risk of loss have transferred, which occurs upon delivery of the products, the sales price is fixed and determinable and collectability is reasonably assured. These recognition criteria are met at the time the product is delivered to the customer's site. Product sales are recorded net of returns upon delivery. For large models in some cases customers pay in advance of delivery of the product. These advances are deferred and recognized as revenue upon delivery of the product.

1. Description of Business and Summary of Significant Accounting Policies (Continued)

Our service revenue is comprised of toxicology, pathology, laboratory, clinical Phase I trials, transgenic and contract staffing services and is generally evidenced by customer contracts. Toxicology services provide highly specialized studies to evaluate the safety and toxicity of new pharmaceutical compounds and materials used in medical devices. Pathology services provide the ability to identify and characterize pathologic changes within tissues and cells in determining the safety of a new compound. Laboratory services monitor and analyze the health and genetics of research models used in research protocols. Clinical Phase I conducts tolerability assessments to explore human pharmacology. Transgenic services include validating, maintaining, breeding and testing research models for biomedical research activities. Contract staffing services provide management of animal care operations on behalf of government, academic, pharmaceutical and biotechnology organizations.

The toxicology, pathology and clinical Phase I trials services arrangements typically range from one to six months but can range up to approximately 24 months in length. These agreements are negotiated for a fixed fee. Laboratory service arrangements are generally completed within a one-month period and are also of a fixed fee nature. Transgenic and contract staffing services are of a longer-term nature, from six months to five years, and are billed at agreed upon rates as specified in the contract.

Our service revenue is recognized upon the completion of the agreed upon performance criteria. These performance criteria are generally in the form of either study protocols or specified activities or procedures which we are engaged to perform. These performance criteria are established by our customers and do not contain acceptance provisions which are based upon the achievement of certain study or laboratory testing results. Revenue of agreed upon rate contracts is recognized as services are performed, based upon rates specified in the contract. Revenue of fixed fee contracts is recognized as services are performed in relation to estimated costs to complete procedures specified by customers in the form of study protocols.

Deferred and unbilled revenue is recognized in our consolidated balance sheets. In some cases, a portion of the contract fee is paid at the time the study is initiated. These advances are recorded as deferred revenue and recognized as revenue as services are performed. Revenue is recognized on unbilled services and relate to amounts that are currently unbillable to the customer pursuant to contractual terms. In general, such amounts become billable in accordance with predetermined payment schedules, but are recognized as revenue as services are performed.

Guarantees

We include standard indemnification provisions in customer contracts, which include standard provisions limiting our liability under such contracts, including our indemnification obligations, with certain exceptions.

Derivatives and Hedging Activities

We follow the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designed for hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. The ineffective portions of both fair value and cash flow hedges are immediately recognized as earnings. We recorded a hedge gain (loss) of $(3,977) in 2008, $1,603 in 2007 and $(66) in 2006.

Fair Value

Effective December 30, 2007, we adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157) and SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are provided in the table below. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The adoption of both SFAS 157 and SFAS 159 had no impact on our financial statements other than the disclosures presented herein.

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets include corporate-owned key person life insurance policies.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes auction rate securities where independent pricing information was not able to be obtained.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 27, 2008 using			
Assets	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Assets at Fair Value
Auction rate securities	$ —	$ —	$18,958	$18,958
Fair value of life policies	—	14,062	—	14,062
Total assets	$ —	$14,062	$18,958	$33,020

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the quarter ended December 27, 2008. Our auction rate securities were valued at fair value by management in part utilizing an independent valuation reviewed by management which used pricing models and discounted cash flow methodologies incorporating assumptions that reflect the assumptions a marketplace participant would use at December 27, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Auction rate securities
Balance, December 30, 2007	$ —
Transfers in and/or (out) of Level 3 upon adoption of SFAS 157	21,175
Total gains or losses (realized/unrealized):	
Included in earnings	—
Included in other comprehensive income	(2,217)
Purchases, issuances and settlements	—
Balance, December 27, 2008	$18,958

Certain assets and liabilities are measured at fair value on a non-recurring basis. As of December 27, 2008, we have not applied the provisions of SFAS 157 to these assets and liabilities in accordance with FASB "Staff Position FAS 157-2: Effective Date of SFAS 157" (FSP 157-2). FSP 157-2 partially defers the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities and removes certain leasing transactions from the scope of SFAS 157. SFAS 157 as amended by this FSP is effective for nonfinancial assets and liabilities in the first quarter of 2009 and will be applied prospectively.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of our assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will expire before we are able to realize their benefits or that their future deductibility is uncertain.

Effective December 31, 2006, we adopted the provisions of FIN 48 "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109," which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized income tax items, measurement, classification, interest and penalties, accounting in interim periods and financial statement disclosure. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

position. The tax benefits recognized in our financial statements from such positions are measured on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

Foreign Currency Translation

The functional currency of each of our operating foreign subsidiaries is local currency. In accordance with SFAS No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. The resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying balance sheet. Exchange gains and losses on foreign currency transactions are recorded as other income or expense. We recorded an exchange gain (loss) of $3,653 in 2008, $(3,959) in 2007 and $170 in 2006.

Comprehensive Income

We account for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." As it relates to us, comprehensive income is defined as net income plus the sum of the changes in unrealized gains (losses) on available-for-sale marketable securities, unrealized gains (losses) on hedging activities, foreign currency translation adjustments and change in unrecognized pension gains and losses and prior service costs and credits (collectively, other comprehensive income) and is presented in the Consolidated Statements of Changes in Shareholders' Equity, net of tax.

Pension Obligations

We recognize obligations associated with our defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Assets, liabilities and expenses are calculated by accredited independent actuaries. As required by SFAS No. 87, we are required to make certain assumptions to value the plan assets and liabilities. These assumptions are reviewed annually, or whenever otherwise required by SFAS No. 87, based on reviews of current plan information and consultations with independent investment advisors and actuaries. The selection of assumptions requires a high degree of judgment and may materially change from period to period. We do not offer other defined benefits associated with post-retirement benefit plans other than pensions.

We adopted the recognition and disclosure requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" as of December 30, 2006. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

During 2008, our Board of Directors voted to freeze the accrual of benefits under our U.S. pension plan effective April 30, 2008. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," we recorded a curtailment gain of $3,276 in 2008. Based on a remeasurement of the U.S. pension plan's assets and liabilities at April 30, 2008, the benefit accrual freeze reduced the projected benefit obligation by $8,298 and resulted in a corresponding adjustment, net of tax, to accumulated other comprehensive income.

Earnings (Loss) Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share are calculated by adjusting the weighted average number of common shares outstanding to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued, to the extent these additional shares are not anti-dilutive.

Discontinued Operations

In accordance with SFAS No. 144, the results of discontinued operations, less applicable income taxes (benefit) and assets and liabilities, are reported as a separate component in the accompanying statement of income and consolidated balance sheets for the current and prior periods. The statement of cash flows also reflects separate disclosure of cash flows pertaining to discontinued operations consistently for all periods presented.

New Accounting Pronouncements

In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1) which clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior period earnings per share data presented must be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of the FSP. Early application is not permitted. Upon adoption of FSP EITF 03-6-1, we expect to revise prior period earning per share from continuing operations as follows: decrease 2008 basic and diluted loss per share by $0.08; reduce 2007 basic and diluted earning per share by $0.02 and reduce 2006 basic earning per share by $0.02 and diluted earning per share from continuing operations by $0.01.

In May 2008, the FASB issued FSP No. APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP 14-1). This FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and will be applied retrospectively to all periods presented. We estimate that upon adoption of the provisions of FSP 14-1, $261,508 of the total proceeds from our debt will be allocated to the liability component,

(dollars in thousands, except per share amounts)

1. Description of Business and Summary of Significant Accounting Policies (Continued)

which represents the estimated fair value of similar debt instruments without the conversion option as of the date of issuance. The remaining $88,492 will be allocated to the equity component. The debt discount of $88,492 will be amortized to interest expense over the seven year period from June 2006 to June 2013, the expected life of the instrument. Additionally, upon adoption, approximately $1,903 of deferred financing costs capitalized at the time of issuance will be reclassified to equity as equity issuance costs and will not be amortized to interest expense.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities" (FAS 161). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement is not expected to have an impact on our consolidated financial statements.

In February 2008, the FASB issued FSP 157-1 and 157-2 that (1) partially deferred the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities and (2) removed certain leasing transactions from the scope of SFAS 157. SFAS 157 as amended by this FSP is effective for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008 and will be applied prospectively. The provisions of SFAS 157 are not expected to have a material impact on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 140-3: "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (FSP 140-3). FSP 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer for a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is not expected to have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS 141(R)) and No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 141(R) and SFAS 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests, formerly "minority interest," in a subsidiary. SFAS 141(R) continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. In addition, SFAS 141(R) will impact the annual goodwill impairment test associated with acquisitions that close both before and after its effective date. SFAS 141(R) amends SFAS 109 changing the accounting for adjustments to deferred tax asset valuation allowances and income tax uncertainties related to acquisitions that close both before and after its effective date, generally requiring adjustments to be reflected in income tax expense. SFAS 141(R) applies prospectively to fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date. The adoption of SFAS 141(R) and SFAS 160 will impact our consolidated financial statements.

(dollars in thousands, except per share amounts)

2. Business Acquisitions

We acquired several businesses during the three-year period ended December 27, 2008. The results of operations of the acquired businesses are included in the accompanying consolidated financial statements from the date of acquisition. Significant acquisitions include the following:

On November 19, 2008 we acquired certain assets of an Indian distributor for $5,469 which are included in our RMS segment. The preliminary purchase price allocation, including deal costs of $273 incurred by us is as follows:

Current assets (excluding cash)	$ 53
Property, plant and equipment	37
Deferred taxes	(80)
Goodwill and other intangible asset	5,459
Total purchase price allocation	$5,469

The breakout of goodwill and other intangibles acquired with the acquisition was as follows:

		Weighted average amortization life (years)
Customer relationships	$3,770	5
Non-compete	236	2
Goodwill	1,453	—
Total goodwill and other intangibles	$5,459	

Goodwill is not deductible for tax purposes.

(dollars in thousands, except per share amounts)

2. Business Acquisitions (Continued)

On September 15, 2008 we acquired privately-held Molecular Therapeutics, Inc., the parent entity of Molecular Imaging Research, Inc. (MIR) for $12,041 in cash. Ann Arbor, Michigan-based MIR provides discovery services utilizing extensive in-vivo imaging capabilities to pharmaceutical and biotechnology clients and is included in our RMS segment. The preliminary purchase price allocation, including deal costs of $79 incurred by us and net of $368 of cash acquired, is as follows:

Current assets (excluding cash)	$ 1,123
Property, plant and equipment	848
Noncurrent assets	223
Current liabilities	(1,271)
Noncurrent liabilities	(564)
Deferred taxes	(2,055)
Goodwill and other intangible asset	13,448
Total purchase price allocation	$11,752

In conjunction with the purchase, we paid off $364 of acquired debt.

The breakout of goodwill and other intangibles acquired with the MIR acquisition was as follows:

		Weighted average amortization life (years)
Customer relationships	$ 5,470	6.6
Backlog	200	0.4
Non-compete	10	2.1
Goodwill	7,768	—
Total goodwill and other intangibles	$13,448	

Goodwill is not deductible for tax purposes.

In addition, on September 9, 2008, we acquired all of the capital stock of privately held Dusseldorf, Germany-based NewLab BioQuality AG (NewLab) for $48,500 in cash. NewLab, a contract service organization, provides safety and quality control services to biopharmaceutical clients and enhances our existing capabilities in process validation services, in consulting services, and assisting in designing International Conference on Harmonisation (ICH)-compliant stability testing programs and is included in our PCS segment.

The preliminary purchase price allocation associated with the NewLab acquisition, including transaction costs of $1,602 incurred by us and net of $3,363 of cash acquired, is as follows:

Current assets (excluding cash)	$ 5,242
Property, plant and equipment	3,198
Current liabilities	(3,324)
Deferred taxes	(6,012)
Goodwill and other intangibles acquired	47,635
Total purchase price allocation	$46,739

(dollars in thousands, except per share amounts)

2. Business Acquisitions (Continued)

In conjunction with the purchase of NewLab, we utilized $87 of available cash to prepay NewLab's existing debt.

The breakout of goodwill and other intangibles acquired with the NewLab acquisition was as follows:

		Weighted average amortization life (years)
Customer relationships	$17,600	6.2
Backlog	800	0.7
Non-compete covenants	200	1.9
Goodwill	29,035	—
Total goodwill and other intangibles	$47,635	

Goodwill is not deductible for tax purposes.

On June 14, 2007, we entered into a joint venture with Shanghai BioExplorer Co., Ltd., a Shanghai, China-based provider of preclinical services, to form Charles River Laboratories Preclinical Services—China. We paid $2,400 in cash for a 75% ownership interest in the joint venture. Additionally, as part of the agreement, the joint venture purchased the net assets of Shanghai BioExplorer for a purchase price of $1,532 including transaction costs of $543. Intangible assets of $935 were recorded by the joint venture based on the preliminary purchase price allocation.

On January 4, 2007, we acquired the remaining 15% of the equity (319,199 common shares) of Charles River Laboratories Japan, Inc., ("Charles River Japan") from Ajinomoto Company Inc., the minority interest partner. As of the effective date of this transaction, we own 100% of Charles River Japan. The purchase price for the equity was 1.3 billion Yen, or approximately $10,899, which was paid in cash. The purchase price allocation is as follows:

Minority interest acquired	$ 5,624
Property, plant and equipment	2,224
Deferred tax liability	(4,187)
Intangible asset (customer relationships with 15 year estimated amortization life)	$ 7,238
	$10,899

On October 30, 2006, the Company acquired all of the capital stock of privately held Tacoma, Washington based Northwest Kinetics for $29,357 in cash. Northwest Kinetics runs clinical trials, primarily in Phase I facility, with a focus on high end clinical pharmacology studies.

(dollars in thousands, except per share amounts)

2. Business Acquisitions (Continued)

The final purchase price allocation associated with the Northwest Kinetics acquisition, including transaction costs of $265 incurred by the Company and net of $812 of cash acquired, is as follows:

Current assets (excluding cash)	$ 6,741
Property, plant and equipment	2,983
Non-current assets	100
Current liabilities	(6,378)
Non-current liabilities	(7,493)
Goodwill and other intangibles acquired	32,857
Total purchase price allocation	$28,810

In conjunction with the purchase of Northwest Kinetics, the Company utilized $2,076 of available cash to pay off Northwest Kinetics' existing debt.

The breakout of goodwill and other intangibles acquired with the Northwest Kinetics acquisition was as follows:

		Weighted average amortization life (years)
Customer relationships	$13,700	12
Participant list	1,300	12
Non-compete covenants	200	5
Trademarks and trade names	40	1
Goodwill	17,617	—
Total goodwill and other intangibles	$32,857	

The following selected unaudited pro forma consolidated results of operations are presented as if each of the acquisitions had occurred as of the beginning of the period immediately preceding the period of acquisition after giving effect to certain adjustments including the amortization of intangibles. The pro forma data is for informational purposes only and does not necessarily reflect the results of operations had the companies operated as one during the periods reported. No effect has been given for synergies, if any, that may have been realized through the acquisitions.

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net sales	$1,363,670	$1,253,372	$1,073,215
Operating income	(452,512)	226,386	186,918
Income from continuing operations	(522,931)	156,783	123,325
Earnings per common share			
Basic	$ (7.77)	$ 2.34	$ 1.79
Diluted	$ (7.77)	$ 2.28	$ 1.76

Refer to Note 5 for further discussion of the method of computation of earnings per share.

(dollars in thousands, except per share amounts)

3. Goodwill and Other Intangible Assets

The following table displays goodwill and other intangible assets not subject to amortization and other intangible assets that continue to be subject to amortization:

	December 27, 2008		December 29, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Goodwill	$470,414	$ (12,836)	$1,133,432	$ (12,892)
Other intangible assets not subject to amortization:				
Research models	$ 3,438	$ —	$ 3,438	$ —
Other intangible assets subject to amortization:				
Backlog	16,068	(15,259)	62,250	(62,250)
Customer relationships	258,607	(131,410)	224,871	(85,000)
Customer contracts	1,655	(1,655)	1,655	(1,655)
Trademarks and trade names	4,581	(3,933)	3,274	(2,350)
Standard operating procedures	657	(651)	1,356	(1,310)
Other identifiable intangible assets	10,100	(6,098)	10,819	(6,193)
Total other intangible assets	$295,106	$(159,006)	$ 307,663	$(158,758)

The changes in the gross carrying amount and accumulated amortization of goodwill are as follows:

	Balance at December 30, 2006	Adjustments to Goodwill		Balance at December 29, 2007	Adjustments to Goodwill		Balance at December 27, 2008
		Acquisitions	Other		Acquisitions	Other	
Research Models and Services							
Gross carrying amount	$ 21,372	$ —	$ 634	$ 22,006	$ 9,221	$ (280)	$ 30,947
Accumulated amortization	(4,775)	—	(127)	(4,902)	—	56	(4,846)
Preclinical Services							
Gross carrying amount	1,110,702	—	724	1,111,426	29,035	(700,994)	439,467
Accumulated amortization	(7,990)	—	—	(7,990)	—	—	(7,990)
Total							
Gross carrying amount	$1,132,074	$ —	$1,358	$1,133,432	$38,256	$(701,274)	$470,414
Accumulated amortization	(12,765)	—	(127)	(12,892)	—	56	(12,836)

Our annual goodwill impairment assessment has historically been completed at the beginning of the fourth quarter. Based on our initial assessment for 2008, the fair value of our business units exceeded their carrying value therefore our goodwill was not impaired. As economic conditions worsened late in the fourth quarter and our business performance was not as strong as anticipated coupled with a decrease in our market capitalization, management determined that circumstances had changed enough to trigger another goodwill impairment test as of December 27, 2008.

The goodwill impairment analysis is a two-step process. The first step is used to identify potential impairment and involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Fair value is determined by using a weighted combination of a market-based approach and an income approach, as this combination is deemed to be the most indicative of our fair

(dollars in thousands, except per share amounts)

3. Goodwill and Other Intangible Assets (Continued)

value in an orderly transaction between market participants. Under the market-based approach, we utilize information about our Company as well as publicly available industry information to determine earnings multiples and sales multiples that are used to value our reporting units. Under the income approach, we determine fair value based on the estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital which reflects the overall level of inherent risk of the reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and future market conditions, among others. Our projections are based on an internal strategic review. Key assumptions, strategies, opportunities and risks from this strategic review along with a market evaluation are the basis for our assessment. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not considered to be impaired. However, if the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Our analysis resulted in the determination that the fair value our PCS business was less than its carrying value.

The second step of the goodwill impairment process involves the calculation of an implied fair value of goodwill for the PCS business which step one indicated an impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. In determining the fair value of assets we utilize appraisals for the fair value of property and equipment and valuations of certain intangible assets, including customer relationships. The carrying value of the goodwill assigned to the PCS business exceeded the implied fair value of goodwill resulting in a goodwill impairment of $700,000.

Amortization expense of intangible assets for 2008, 2007 and 2006 was $30,312, $33,509 and $37,639, respectively.

Estimated amortization expense for each of the next five fiscal years is expected to be as follows:

2009	25,801
2010	21,814
2011	18,105
2012	14,615
2013	11,331

(dollars in thousands, except per share amounts)

4. Long-Term Debt

Long-Term Debt

Long-term debt consists of the following:

	December 27, 2008	December 29, 2007	December 30, 2006
Senior convertible debentures	$350,000	$350,000	$350,000
Term loan facilities	134,967	159,200	221,274
Revolving credit facility	90,000	—	—
Other long-term debt, represents secured and unsecured promissory notes, interest rates ranging from 0% to 3.7%, 0% to 11.6% and 0% to 11.6% at December 27, 2008, December 29, 2007 and December 30, 2006, respectively, maturing between 2008 and 2013	806	849	780
Total debt	575,773	510,049	572,054
Less: current portion of long-term debt	(35,322)	(25,051)	(24,970)
Long-term debt	$540,451	$484,998	$547,084

Minimum future principal payments of long-term debt at December 27, 2008 are as follows:

Fiscal Year	
2009	$ 35,322
2010	77,040
2011	113,408
2012	8
2013	349,995
Thereafter	—
Total	$575,773

On July 31, 2006, the Company amended and restated its $660,000 credit agreement to reduce the current interest rate, modify certain restrictive covenants and extend the term. The amount of debt outstanding under the original $660,000 credit agreement remained the same at the time of amendment. The now $428,000 credit agreement provided for a $156,000 U.S. term loan facility, a $200,000 U.S. revolving facility, a C$57,800 term loan facility and a C$12,000 revolving facility for a Canadian subsidiary, and a GBP 6,000 revolving facility for a U.K. subsidiary. The $156,000 term loan facility matures in 20 quarterly installments with the last installment due June 30, 2011. As of December 27, 2008, the Company had $85,800 outstanding on the U.S. term loan. The $200,000 U.S. revolving facility matures on July 31, 2011 and requires no scheduled payment before that date. Under specified circumstances, the $200,000 U.S. revolving facility may be increased by $100,000. The Canadian term loan was repaid during 2007. The Canadian and U.K. revolving facilities were both terminated in the first quarter of 2008. The interest rate applicable to U.S. term loan and revolving loan under the credit agreement are, at the Company's option, equal to either the base rate (which is the higher of the prime rate or the federal funds rate plus 0.50%) or the adjusted LIBOR rate plus an interest rate margin based upon the Company's leverage ratio. Based on the Company's leverage ratio, the margin range for LIBOR based loans is 0.625% to 0.875%. The interest rate margin was 0.625% as

(dollars in thousands, except per share amounts)

4. Long-Term Debt (Continued)

of December 27, 2008. The Company has pledged the stock of certain subsidiaries as well as certain U.S. assets for the $428,000 credit agreement. The $428,000 credit agreement includes certain customary representations and warranties, events of default, notice of material adverse change to our business and negative and affirmative covenants including the ratio of consolidated earnings before interest, taxes, depreciation and amortization to consolidated interest expense, for any period of four consecutive fiscal quarters, of no less than 3.5 to 1.0 as well as the ratio of consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization for any period of four consecutive fiscal quarters, of no more than 3.0 to 1. As of December 27, 2008, we were compliant with all financial covenants specified in the credit agreement. The Company had $5,627 and $5,466 outstanding under letters of credit as of December 27, 2008 and December 29, 2007, respectively. As of December 27, 2008, $90,000 was outstanding on our U.S. revolving credit facility.

On July 27, 2005 the Company entered into a $50,000 credit agreement ("$50,000 credit agreement"), which was subsequently amended on December 20, 2005 and again on July 31, 2006 to reflect substantially the same modifications made to the covenants in the $660,000 and $428,000 credit agreements, respectively. On June 15, 2007, the Company executed a third amendment to the $50,000 credit agreement to extend the maturity date and reduce the interest rate. The $50,000 credit agreement provides for a $50,000 term loan facility which matures on June 22, 2010. Prior to the amendment, the interest rate applicable to term loans under the credit agreement was, at the Company's option, equal to either the base rate (which was the higher of the prime rate or the federal funds rate plus 0.50%) or the LIBOR rate plus 0.75%. From June 15, 2007 through June 21, 2008, the interest rates applicable to term loans under the credit agreement are, at the Company's option, equal to either the base rate (which is the higher of the prime rate or the federal funds rate plus 0.50%) minus 2.25% or the LIBOR rate plus 0.50%. Commencing June 22, 2008 through June 22, 2010, the applicable interest rates are equal to either the base rate (which is the higher of the prime rate or the federal funds rate plus 0.50%) or the adjusted LIBOR rate plus an interest rate margin based on the Company's leverage ratio. The Company has pledged certain U.S. assets for the $50,000 credit agreement. As of December 27, 2008, we were compliant with all financial covenants specified in the credit agreement. The $50,000 credit agreement includes certain customary representations and warranties, negative and affirmative covenants and events of default. As of December 27, 2008, $49,167 of the $50,000 credit agreement was outstanding.

In 2006, we issued $350,000 of 2.25% Convertible Senior Notes (the 2013 Notes) due in June, 2013 with interest payable semi-annually. The 2013 Notes are convertible into approximately 7.2 million shares of our common stock at an initial conversion price of $48.94 per share of common stock. The 2013 Notes are convertible into cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any, based on an initial conversion rate, subject to adjustment, of 20.4337 shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of $48.94 per share), only in the following circumstances and to the following extent: (1) during any fiscal quarter beginning after July 1, 2006 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 130% of the conversion price on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period, or the measurement period, in which the trading price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (3) upon the occurrence of specified corporate transactions, as described in the indenture for the 2013

(dollars in thousands, except per share amounts)

4. Long-Term Debt (Continued)

Notes; and (4) at the option of the holder at any time beginning on the date that is two months prior to the stated maturity date and ending on the close of business on the second trading-day immediately preceding the maturity date. Upon conversion, we will pay cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any. If we undergo a fundamental change as described in the indenture for the 2013 Notes, holders will have the option to require us to purchase all or any portion of their notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest to, but excluding, the purchase date.

During the second and third quarters of 2008, our stock traded at or above 130% of the conversion price for 20 trading days during the last 30 consecutive trading days of the quarter. Since the conversion trigger was met, the 2013 Notes were convertible at the discretion of the bond holders during the third and fourth quarters of 2008. As of December 27, 2008, 5 bonds had been presented for conversion to occur in early February. The conversion trigger tests are repeated each fiscal quarter and no conversion triggers were met in the fourth quarter. At December 27, 2008, the fair value of our outstanding 2013 Notes was approximately $311.1 based on their quoted market value.

5. Shareholders' Equity

Earnings Per Share

Basic earnings per share for 2008, 2007 and 2006 was computed by dividing earnings available to common shareholders for these periods by the weighted average number of common shares outstanding in the respective periods adjusted for contingently issuable shares. The weighted average number of common shares outstanding for 2007 and 2006 have been adjusted to include common stock equivalents for the purpose of calculating diluted earnings per share for these periods.

Options to purchase 4,481,120 shares, 243,357 shares and 2,972,420 shares were outstanding at December 27, 2008, December 29, 2007 and December 30, 2006, respectively, but were not included in computing diluted earnings per share because their inclusion would have been anti-dilutive.

In addition, weighted average shares outstanding for 2008, 2007 and 2006 excluded the weighted average impact of 777,494, 711,896 and 653,780 shares, respectively, of non-vested fixed restricted stock awards.

(dollars in thousands, except per share amounts)

5. Shareholders' Equity (Continued)

The following table illustrates the reconciliation of the numerator and denominator in the computations of the basic and diluted earnings per share:

	December 27, 2008	December 29, 2007	December 30, 2006
Numerator:			
Income (loss) from continuing operations for purposes of calculating earnings per share	$ (522,267)	$ 157,552	$ 125,221
Income (loss) from discontinued businesses	$ 424	$ (3,146)	$ (181,004)
Denominator:			
Weighted-average shares outstanding—Basic	67,273,748	66,960,515	68,945,622
Effect of dilutive securities:			
2.25% senior convertible debentures	—	481,136	—
Stock options and contingently issued restricted stock	—	1,160,369	867,204
Warrants	—	133,916	135,206
Weighted-average shares outstanding—Diluted	67,273,748	68,735,936	69,948,032
Basic earnings (loss) per share from continuing operations	$ (7.76)	$ 2.35	$ 1.82
Basic earnings (loss) per share from discontinued operations	$ 0.01	$ (0.05)	$ (2.63)
Diluted earnings (loss) per share from continuing operations	$ (7.76)	$ 2.29	$ 1.79
Diluted earnings (loss) per share from discontinued operations	$ 0.01	$ (0.05)	$ (2.59)

The sum of the earnings (loss) per share from continuing operations and the earnings (loss) per share from discontinued operations does not necessarily equal the earnings (loss) per share from net income in the consolidated statements of operations due to rounding.

Treasury Shares

The Board of Directors has authorized a share repurchase program, originally authorized on July 27, 2005 and subsequently amended on October 26, 2005, May 9, 2006, August 1, 2007 and July 24, 2008 to acquire up to a total of $600,000 of common stock. The program does not have a fixed expiration date. In order to facilitate these share repurchases, we entered into Rule 10b5-1 Purchase Plans.

During 2008, 2007 and 2006, we repurchased 2,159,908, shares of common stock for $109,260, 724,200 shares of common stock for $38,911, and 518,800 shares of common stock for $23,322, respectively, under these plans. In addition, concurrent with the sale of the 2013 Notes, we used $148,866 of the net proceeds for the purchase of 3,726,300 shares of its common stock.

During 2006 we also entered into an Accelerated Stock Repurchase (ASR) program with a third-party investment bank. In connection with this ASR program, we purchased 1,787,706 shares of stock at a cost of $75,000. In conjunction with the ASR, we also entered into a cashless collar with a forward floor price of $37.9576 per share of our common stock (95% of the initial price of $39.9554, the market price of our common stock on August 23, 2006) and a forward cap price of $41.9532 per share of our common stock (105% of the initial price). The final number of shares repurchased under the ASR program was determined by taking the average volume weighted average price of our common stock

(dollars in thousands, except per share amounts)

5. Shareholders' Equity (Continued)

for 65 trading days starting on August 23, 2006. Since the final share price of $42.6503 was above the cap price of $41.9532, there was no adjustment to the final number of shares repurchased.

As of December 27, 2008, approximately $187,140 remains authorized for share repurchases.

Share repurchases during 2008, 2007 and 2006 were as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Number of shares of common stock repurchased	2,159,908	724,200	6,032,806
Total cost of repurchase	$ 109,260	$38,911	$ 247,203

Additionally our 2000 Incentive Plan permits the netting of common stock upon vesting of restricted stock awards in order to satisfy individual tax withholding requirements. During the fiscal year ended December 27, 2008, December 29, 2007 and December 30, 2006, we acquired 104,662 shares for $6,291, 71,456 shares for $3,506 and 57,688 shares for $2,755, respectively, as a result of such withholdings.

The timing and amount of any future repurchases will depend on market conditions and corporate considerations.

Retained Earnings

Retained earnings includes approximately $2,000 which is restricted due to statutory requirements in the local jurisdiction of a foreign subsidiary as of December 27, 2008 and December 29, 2007.

Accumulated Other Comprehensive Income

The composition of accumulated other comprehensive income is as follows:

	Foreign Currency Translation Adjustment	Pension Gains/(Losses) and Prior Service (Cost)/Credit Not Yet Recognized as Components of Net Periodic Benefit Costs	Net Unrealized Gain on Marketable Securities	Accumulated Other Comprehensive Income
Balance at December 30, 2006	$ 24,103	$ (2,929)	$ (3)	$ 21,171
Period change	58,045	10,201	(48)	68,198
Tax	(173)	(3,637)		(3,810)
Balance at December 29, 2007	$ 81,975	$ 3,635	$ (51)	$ 85,559
Period change	(79,278)	(12,023)	(2,167)	(93,468)
Tax	6,690	4,566	—	11,256
Balance at December 27, 2008	$ 9,387	$ (3,822)	$(2,218)	$ 3,347

(dollars in thousands, except per share amounts)

5. Shareholders' Equity (Continued)

Warrants

Separately and concurrently with the pricing of the 2013 Notes, we issued warrants for approximately 7.2 million shares of our common stock. The warrants give the holders the right to receive, for no additional consideration, cash or shares (at our option) with a value equal to the appreciation in the price of our shares above $59.925, and expire between September 13, 2013 and January 22, 2014 over 90 equal increments. The total proceeds from the issuance of the warrants was $65,423.

As part of the recapitalization in 1999, we issued 150,000 units, each comprised of a $1 senior subordinated note and a warrant to purchase 7.6 shares of our common stock for total proceeds of $150,000. We allocated the $150,000 offering proceeds between the senior subordinated notes ($147,872) and the warrants ($2,128), based upon the estimated fair value. The portion of the proceeds allocated to the warrants is reflected as capital in excess of par in the accompanying consolidated financial statements. Each warrant entitles the holder, subject to certain conditions, to purchase 7.6 shares of common stock at an exercise price of $5.19 per share of common stock, subject to adjustment under some circumstances. Upon exercise, the holders of warrants would be entitled to purchase 4,180 and 147,250 shares of our common stock as of December 27, 2008 and December 29, 2007, respectively. The warrants expire on October 1, 2009.

6. Income Taxes

An analysis of the components of income before income taxes, minority interests and earnings from equity investments and the related provision for income taxes is presented below:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Income before income taxes, minority interests and earnings from equity investments			
U.S.	$ 106,392	$ 94,286	$ 90,598
Non-U.S.	(567,402)	123,136	85,966
	$(461,010)	$217,422	$176,564
Income tax provision			
Current:			
Federal	$ 21,922	$ 39,907	$ 22,626
Foreign	28,355	21,547	10,895
State and local	1,278	7,732	5,501
Total current	$ 51,555	$ 69,186	$ 39,022
Deferred:			
Federal	$ 7,758	$ (3,469)	$ 10,595
Foreign	(5,136)	(4,689)	121
State and local	7,767	(1,628)	0
Total deferred	$ 10,389	$ (9,786)	$ 10,716
	$ 61,944	$ 59,400	$ 49,738

(dollars in thousands, except per share amounts)

6. Income Taxes (Continued)

Net deferred taxes, detailed below, recognize the impact of temporary differences between the amounts of assets and liabilities recorded for financial statement purposes and such amounts measured in accordance with tax laws.

	December 27, 2008	December 29, 2007
Compensation	$ 38,973	$ 31,314
Accruals and reserves	1,502	643
Financing related	25,129	31,301
Goodwill and other intangibles	(5,805)	(7,851)
Net operating loss and credit carryforwards	27,446	17,609
Depreciation related	(35,738)	(28,948)
Non-indefinitely reinvested earnings	(2,039)	0
Other	606	(1,007)
	50,074	43,061
Valuation allowance	(4,197)	(561)
Total deferred taxes	$ 45,877	$ 42,500

Reconciliations of the statutory U.S. Federal income tax rate to effective tax rates are as follows:

	December 27, 2008	December 29, 2007	December 30, 2006
U.S. statutory income tax rate	(35.0)%	35.0%	35.0%
Foreign tax rate differences	(2.6)%	(3.9)%	(3.4)%
State income taxes, net of Federal tax benefit	1.5%	1.7%	1.9%
Unbenefitted losses and valuation allowance	0.9%	0.3%	(0.2)%
Net impact of change in APB23 assertion	(1.5)%	0.0%	0.0%
Research tax credits and enhanced deductions	(3.2)%	(6.0)%	(6.4)%
Enacted tax rate changes	0.7%	(1.3)%	(1.0)%
Impact of tax uncertainties	0.5%	2.2%	1.1%
Impact of goodwill impairment	52.5%	0.0%	0.0%
Other	(0.4)%	(0.7)%	1.2%
	13.4%	27.3%	28.2%

In the third quarter of 2008, the Company revalued certain of its deferred tax assets and liabilities due to the enactment of a Massachusetts state tax law change resulting in tax expense of $3,396. Additionally, the Company recorded a deferred tax liability of $1,897 in the fourth quarter of 2008 resulting from a newly promulgated Massachusetts regulation.

During 2008, the Company recorded a reduction to income taxes payable for $4,911 from the exercise of stock options and vesting of restricted shares. The benefit of this reduction has been recorded to additional paid in capital for $4,769 and goodwill for $142.

As of December 27, 2008, the Company has non-U.S. net operating loss carryforwards, the tax effect of which is $10,064. Of this amount, $816 will begin to expire in 2013. The remainder can be carried forward indefinitely. The Company has U.S. foreign tax credit carryforwards of $10,665 which will begin to expire in 2019. The Company has state tax credit carryforwards of $1,843 which begin to expire in 2017. The Company has Canadian Investment Tax Credit carryforwards of $3,885 as a result

(dollars in thousands, except per share amounts)

6. Income Taxes (Continued)

of its research and development activity in Montreal, which begin to expire in 2026. The Company has capital loss carryforwards in the US and Canada, the tax effect of which is $825 and $164, respectively.

The Company has fully recognized its deferred tax assets on the belief that it is more likely than not that they will be realized. The only exceptions at December 27, 2008 relate to deferred tax assets for net operating losses in Luxembourg and China and a capital loss in the U.S., which have resulted in the valuation allowance increasing from $561 at December 29, 2007 to $4,197 at December 27, 2008. The Company established a valuation allowance against these tax attributes due to the determination, after consideration of all evidence, both positive and negative, that it is more likely than not that these carryforwards will not be realized.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which became effective for the Company on December 31, 2006. The cumulative effect of adopting FIN 48 did not result in a change to the Company's opening retained earnings. At December 27, 2008 the amount recorded for unrecognized income tax benefits was $28,732. At December 29, 2007, the amount recorded for unrecognized tax benefits was $22,129. The increase during 2008 is primarily due to the continuing evaluation of uncertain tax positions conducted in the current and prior periods. The amount of unrecognized income tax benefits that, if recognized, would favorably impact the effective tax rate was $12,500 as of December 29, 2007 and increased to $21,441 as of December 27, 2008. This increase is primarily due to the amendment to SFAS 109 by SFAS 141(R) with regards to accounting for adjustments to income tax uncertainties related to acquisitions, generally requiring that, on a prospective basis, such adjustments be reflected in the effective tax rate versus impacting goodwill.

The Company's unrecognized income tax benefits are as follows:

	December 27, 2008	December 29, 2007
Beginning balance	$22,129	$16,896
Additions:		
Tax positions for current year	2,071	3,612
Tax positions for prior years	8,041	2,413
Reductions:		
Tax positions for current year	(252)	(65)
Tax positions for prior years	(3,011)	(43)
Settlements	—	(177)
Expiration of statute of limitations	(246)	(507)
Ending balance	$28,732	$22,129

The Company continues to recognize interest and penalties related to unrecognized income tax benefits in income tax expense. The total amount of accrued interest related to unrecognized income tax benefits as of December 29, 2007 and December 27, 2008 was $1,753 and $2,729, respectively. The Company has not recorded a provision for penalties associated with uncertain tax positions.

The Company conducts business operations in a number of tax jurisdictions. As a result, the Company is subject to tax audits on a regular basis including, but not limited to, such major jurisdictions as United States, the United Kingdom and Canada. With few exceptions, we are no longer subject to U.S. and international income tax examinations for years before 2002.

(dollars in thousands, except per share amounts)

6. Income Taxes (Continued)

The Company and certain of its subsidiaries are currently under audit by the Canada Revenue Agency, the Internal Revenue Service in the United States, and the Commonwealth of Massachusetts. It is reasonably possible that the Company will settle with the IRS Appeals division on proposed adjustments related to the 2004 and 2005 tax filings for the Company and an acquired subsidiary and conclude an examination of the 2006 tax filings for the Company within the next twelve months. We do not anticipate that the settlement of the proposed audit adjustments, which relate primarily to issues associated with an acquisition, will have a material impact on our financial position or results of operations. During the fourth quarter of 2008, there has been no change in the status of the ongoing examinations by the Canada Revenue Agency and Massachusetts Department of Revenue. The Company believes it has appropriately provided for all unrecognized tax benefits.

During the first quarter of 2009, the Company plans to repatriate approximately $90,000 of the earnings of its non-U.S. subsidiaries. As such, the Company has changed its permanent reinvestment assertion with regards to these unremitted earnings. As a result of the change in assertion, the Company recorded a tax benefit primarily due to foreign tax credits in the fourth quarter of 2008 of $7,227, of which $4,045 was reflected in the effective tax rate and $3,182 was reflected in the Cumulative Translation Account. The proceeds from the repatriation will be used for general corporate purposes. The Company continues to maintain its permanent reinvestment assertion with regards to the remaining unremitted earnings of its non-U.S. subsidiaries.

As of December 27, 2008, earnings of the Company's non-U.S. subsidiaries considered to be indefinitely reinvested totaled $192,917. No provision for U.S. income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. Federal and state income taxes and withholding taxes payable to the various foreign countries. It is not practicable to estimate the amount of additional tax that might be payable on this undistributed foreign income.

On June 12, 2006, the Company issued $300,000 aggregate principal amount of convertible senior notes ("the 2013 Notes") in a private placement with net proceeds to the Company of approximately $294,000. On June 20, 2006, the initial purchasers associated with this convertible debt offering exercised an option to purchase an additional $50,000 of the 2013 Notes for additional net proceeds to the Company of approximately $49,000. The 2013 Notes bear interest at 2.25% per annum, payable semi-annually, and mature on June 15, 2013. Concurrently with the sale of the 2013 Notes, the Company entered into convertible note hedge transactions with respect to its obligation to deliver common stock under the notes. Separately and concurrently with the pricing of the 2013 Notes, the Company issued warrants for approximately 7.2 million shares of its common stock. The Company has elected to apply the rules of the Integration Regulations under Treas. Reg. 1.1275-6 to treat the 2013 Notes and the associated hedge as synthetic debt instruments and accordingly is deducting the option premium paid for the hedge as original issue discount over the 7 year term. The cash tax benefit of this deduction is recorded to additional paid in capital. A deferred tax asset has been recorded to reflect the future cash tax benefit of the deductions over the term of the 2013 Notes. Also, pursuant to Internal Revenue Code Section 1032, the Company will not recognize any gain or loss for tax purpose with respect to the exercise or lapse of the warrants.

(dollars in thousands, except per share amounts)

7. Employee Benefits

Charles River Laboratories Employee Savings Plan

Our defined contribution plan, the Charles River Laboratories Employee Savings Plan, qualifies under section 401(k) of the Internal Revenue Code. It covers substantially all U.S. employees and contains a provision whereby we match a percentage of employee contributions. The costs associated with this defined contribution plan totaled $6,377, $4,074 and $3,439, in 2008, 2007 and 2006, respectively.

Charles River Laboratories Deferred Compensation Plan and Executive Supplemental Life Insurance Retirement Plan

The Charles River Laboratories Deferred Compensation Plan (Deferred Compensation Plan) is designed for select eligible employees, including our Named Executive Officers. Under the Deferred Compensation Plan, participants may elect to defer bonus and salary amounts, and may select the investment returns to be applied to deferred amounts from among a number of reference mutual funds as well as an interest crediting rate. The plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the Employee Retirement Income Security Act of 1974. At the present time, no contributions will be credited to the plan, except as set forth below. Participants must specify the distribution date for deferred amounts at the time of deferral, in accordance with applicable IRS regulations. Generally, amounts may be paid in lump sum or installments upon retirement or termination of employment, or later if the employee terminates employment after age 55 and before age 65. Amounts may also be distributed during employment, subject to a minimum deferral requirement of three years.

In addition to the Deferred Compensation Plan, certain officers and key employees also participate, or in the past participated, in our amended and restated Executive Supplemental Life Insurance Retirement Plan (ESLIRP) which is a non-funded, non-qualified arrangement. Annual benefits under this plan will equal a percentage of the highest five consecutive years of compensation, offset by amounts payable under the Charles River Laboratories, Inc. Pension Plan and Social Security.

In connection with the establishment of the Deferred Compensation Plan, current active employees who agreed to convert their ESLIRP benefit to a comparable benefit in the deferred compensation plan discontinued their direct participation in the ESLIRP. Instead, the present value of the accrued benefits of ESLIRP participants was credited to their Deferred Compensation Plan accounts, and future ESLIRP accruals will now be converted to present values and credited to their Deferred Compensation Plan accounts annually. Upon the adoption of the Deferred Compensation Plan, the value of their accrued ESLIRP benefits, prior to adjustments for outstanding Medicare taxes, were credited to their Deferred Compensation Plan account. In addition, we provide certain active employees an annual contribution into their Deferred Compensation Plan account of 10% of the employee's base salary plus the lesser of their target annual bonus or actual annual bonus. The costs associated with these defined contribution plans totaled $2,819, $3,462 and $4,029 in 2008, 2007 and 2006, respectively.

The Company has invested in several corporate-owned key-person life insurance policies as well as mutual funds and U.S. Treasury Securities with the intention of using these investments to fund the ESLIRP and the Deferred Compensation Plan. Participants have no interest in any such investments. At December 27, 2008 and December 29, 2007 the cash surrender value of these life insurance policies were $19,652 and $22,027, respectively.

(dollars in thousands, except per share amounts)

7. Employee Benefits (Continued)

Pension Plans

The Charles River Pension Plan is a defined contribution plan and a defined benefit pension plan covering certain UK employees. Benefits are based on participants' final pensionable salary and years of service. Participants' rights vest immediately. Effective December 31, 2002, the plan was amended to exclude new participants from joining the defined benefit section of the plan and a defined contribution section was established for new entrants. Contributions under the defined contribution plan are determined as a percentage of gross salary.

The Charles River Laboratories, Inc. Pension Plan is a qualified, non-contributory defined benefit plan that covers certain U.S. employees. Benefits are based on participants' final average monthly compensation and years of service. Participants' rights vest upon completion of five years of service. Effective January 1, 2002, this plan was amended to exclude new participants from joining. Benefit criteria offered to existing participants as of the amendment date did not change. During 2008, our Board of Directors voted to freeze the accrual of benefits under the Pension Plan effective April 30, 2008. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," we recorded a curtailment gain of $3,276 in 2008. Based on a remeasurement of the U.S. pension plan's assets and liabilities at April 30, 2008, the benefit accrual freeze reduced the projected benefit obligation by $8,298 and resulted in a corresponding adjustment, net of tax, to accumulated other comprehensive income.

The defined benefit pension plans for Japan and our Canadian RMS operation are non-contributory plans that cover substantially all employees of those respective companies. Benefits are based upon length of service and final salary. In addition, our French RMS operation has a defined benefit statutory indemnity plan covering most of its employees.

The following tables summarize the funded status of our defined benefit plans and amounts reflected in our consolidated balance sheets.

Obligations and Funded Status

	Pension Benefits		Supplemental Retirement Benefits	
	2008	2007	2008	2007
Change in benefit obligations				
Benefit obligation at beginning of year	$232,852	$212,998	$29,925	$29,262
Service cost	4,037	6,204	908	882
Interest cost	12,014	11,663	1,718	1,580
Plan participants' contributions	789	919	—	—
Curtailment	(14,483)	—	—	—
Settlement gain	(3,454)	(1,214)	—	—
Benefit payments	(5,404)	(4,857)	(704)	(605)
Actuarial loss (gain)	(24,564)	(8,905)	(734)	(1,194)
Plan amendments	137	24	—	—
Other	—	1,353	—	—
Effect of foreign exchange	(35,663)	14,667	—	—
Benefit obligation at end of year	$166,261	$232,852	$31,113	$29,925

(dollars in thousands, except per share amounts)

7. Employee Benefits (Continued)

	Pension Benefits		Supplemental Retirement Benefits	
	2008	2007	2008	2007
Change in plan assets				
Fair value of plan assets at beginning of year	$196,214	$163,446	$ —	$ —
Plan assets assumed	—	—	—	—
Actual return on plan assets	(35,272)	11,598	—	—
Settlement gain	(3,454)	(1,214)	—	—
Employer contributions	14,169	12,364	704	605
Plan participants' contributions	789	919	—	—
Benefit payments	(5,404)	(4,857)	(704)	(605)
Premiums paid	—	—	—	—
Other	—	383	—	—
Effect of foreign exchange	(33,008)	13,575	—	—
Fair value of plan assets at end of year	$134,034	$196,214	$ —	$ —
Funded status				
Projected benefit obligation	$166,261	$232,852	$31,113	$29,925
Fair value of plan assets	134,034	196,214	—	—
Net balance sheet liability	$ 32,227	$ 36,638	$31,113	$29,925
Classification of net balance sheet liability				
Current liabilities	$ 52	$ 909	$ 5,159	$ 632
Non-current liabilities	32,175	35,729	$25,954	$29,293
The accumulated benefit obligation for all defined benefit plans	$162,843	$214,564	$20,614	$23,308

Information for defined benefit plans with accumulated benefit obligation in excess of plan assets

	Pension Benefits		Supplemental Retirement Benefits	
	2008	2007	2008	2007
Projected benefit obligation	$157,068	$165,080	$31,113	$29,925
Accumulated benefit obligation	156,017	163,741	20,614	23,308
Fair value of plan assets	125,143	142,131	—	—

Information for defined benefit plans with projected benefit obligation in excess of plan assets

	Pension Benefits		Supplemental Retirement Benefits	
	2008	2007	2008	2007
Projected benefit obligation	$166,261	$232,852	$31,112	$29,925
Accumulated benefit obligation	162,843	214,564	20,614	23,308
Fair value of plan assets	134,034	196,214	—	—

(dollars in thousands, except per share amounts)

7. Employee Benefits (Continued)

Amounts recognized in statement of financial position as part of accumulated other comprehensive income ("AOCI")

	Pension Benefits		Supplemental Retirement Benefits	
	2008	2007	2008	2007
Net actuarial (gain)/loss	$14,309	$ (2,962)	$6,365	$ 7,512
Net prior service cost/(credit)	(9,124)	(11,023)	3,475	3,973
Effect of foreign exchange	(5,400)	103	—	—
Total pre-tax	(215)	(13,882)	9,840	11,485
Less: taxes	1,908	(3,305)	3,895	4,541
Total	$(2,123)	$(10,577)	$5,945	$ 6,944

Amounts in AOCI expected to be recognized as components of net periodic benefit cost over the next fiscal year

	Pension Benefits	Supplemental Retirement Benefits
Amortization of net actuarial (gain)/loss	$1,250	$291
Amortization of net prior service cost/(credit)	(607)	498

Components of net periodic benefit cost

	Pension Benefits			Supplemental Retirement Benefits		
	2008	2007	2006	2008	2007	2006
Service cost	$ 4,037	$ 6,204	$ 6,426	$ 908	$ 882	$ 839
Interest cost	12,014	11,663	9,921	1,718	1,581	1,527
Expected return on plan assets	(13,499)	(12,630)	(10,013)	—	—	—
Amortization of prior service cost (credit)	(684)	(526)	(547)	498	498	498
Amortization of net loss	(31)	386	1,011	413	568	1,139
Net periodic benefit cost	1,837	5,097	6,798	3,537	3,529	4,003
Curtailment gain	(3,345)	326	(1,334)	—	—	—
Net pension cost	$ (1,508)	$ 5,423	$ 5,464	$3,537	$3,529	$4,003

(dollars in thousands, except per share amounts)

7. Employee Benefits (Continued)

Assumptions

Weighted-average assumptions used to determine benefit obligations

	Pension Benefits		Supplemental Retirement Benefits	
	2008	2007	2008	2007
Discount rate	5.74%	5.69%	6.15%	5.88%
Rate of compensation increase	2.90%	4.07%	4.75%	4.75%

Weighted-average assumptions used to determine net periodic benefit cost

	Pension Benefits			Supplemental Retirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	5.69%	5.14%	4.95%	5.88%	5.56%	5.50%
Expected long-term return on plan assets	7.10%	7.00%	6.58%	—	—	—
Rate of compensation increase	4.07%	3.94%	3.31%	4.75%	4.75%	4.75%

The expected long-term rate of return on plan assets was made considering the pension plan's asset mix, historical returns and the expected yields on plan assets.

Plan assets

The Company's pension plan weighted-average asset allocations are as follows:

	Target Allocation	Pension Benefits	
	2009	2008	2007
Equity securities	66%	56%	60%
Fixed income	31%	36%	24%
Other	3%	8%	16%
Total	100%	100%	100%

Our investment objective is to obtain the highest possible return commensurate with the level of assumed risk. Fund performances are compared to benchmarks including the S&P 500 Index, Russell 1000 Index, Russell 3000 Index and Lehman Brothers Aggregate Bond Index. The Company's Investment Committee meets on a quarterly basis to review plan assets.

Plan assets did not include any of our common stock at December 27, 2008 and December 29, 2007.

Contributions

During 2008, we contributed $13,597 to our pension plans. We expect to contribute $8,907 to our pension plan in 2009.

(dollars in thousands, except per share amounts)

7. Employee Benefits (Continued)

Estimated future benefit payments

	Pension Benefits	Supplemental Retirement Benefits
2009	$ 4,286	$ 5,159
2010	3,971	768
2011	4,187	758
2012	4,950	719
2013	5,306	17,726
2014-2018	35,931	10,783

8. Stock Based Compensation

We have share-based compensation plans under which employees and non-employee directors may be granted share based awards. During 2008, 2007 and 2006, the primary share-based awards and their general terms and conditions are as follows:

- Stock options, which entitle the holder to purchase a specified number of shares of common stock at an exercise price equal to the closing market price of our common stock on the date of grant; vest incrementally, typically over three to four years; and generally expire seven to ten years from date of grant.
- Restricted stock grants, which entitle the holder to receive at no cost, a specified number of shares of common stock that vests incrementally, typically over three to four years. Recipients are entitled to cash dividends and to vote their respective shares upon grant.
- Performance based stock awards, which entitle the holder to receive at no cost, a specified number of shares of common stock within a range of shares from zero to a specified maximum. Payout of this award is contingent upon achievement of individualized stretch goals as determined by our Compensation Committee of the Board of Directors.

At the Annual Meeting of Shareholders held on May 8, 2007, our shareholders approved the 2007 Incentive Plan ("the 2007 Plan"). The 2007 Plan provides that effective upon approval, no further awards will be granted under preexisting stock option and incentive plans; provided, however, that any shares that have been forfeited or canceled in accordance with the terms of the applicable award under a preexisting plan may be subsequently awarded in accordance with the terms of the preexisting plan. The 2007 Plan allows a maximum of 6.3 million shares to be awarded of which restricted stock grants and performance based stock awards count as 2.3 shares and stock options count as one share. In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards that were granted under prior plans and were outstanding on May 8, 2007, continue in accordance with the terms of the respective plans.

At December 27, 2008, approximately 4.5 million shares were authorized for future grants under our share-based compensation plans. We settle employee share-based compensation awards with newly issued shares.

The estimated fair value of our stock-based awards, less expected forfeitures, is amortized over the awards' vesting period on a straight-line basis in accordance with SFAS No. 123(R). The effect of

(dollars in thousands, except per share amounts)

8. Stock Based Compensation (Continued)

recording stock-based compensation for the fiscal year ended December 27, 2008, December 29, 2007 and December 30, 2006 was as follows:

	December 27, 2008	December 29, 2007	December 30, 2006
Stock-based compensation expense by type of award:			
Stock options	$10,268	$11,042	$11,878
Restricted stock	14,065	14,976	9,271
Share-based compensation expense before tax	24,333	26,018	21,149
Income tax benefit	(8,612)	(8,424)	(7,746)
Reduction to income from continuing operations	15,721	17,594	13,403
Share-based compensation expense of discontinued businesses, net of tax	—	—	980
Reduction to net income	$15,721	$17,594	$14,383
Reduction to earnings per share:			
Basic	$ 0.23	$ 0.26	$ 0.21
Diluted	$ 0.23	$ 0.26	$ 0.21
Effect on income by line item:			
Cost of sales	$ 6,406	$ 8,258	$ 7,033
Selling and administration	17,927	17,759	14,116
Share based compensation expense before tax	24,333	26,017	21,149
Income tax benefit	(8,612)	(8,423)	(7,746)
Operations of discontinued businesses, net of tax	—	—	980
Reduction to net income	$15,721	$17,594	$14,383

We estimate the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the risk-free interest rate over the option's expected term, the expected annual dividend yield and the expected stock price volatility. The expected stock price volatility assumption was determined using the historical volatility of our common stock over the expected life of the option. The risk-free interest rate was based on the market yield for the five year U.S. Treasury security. The expected life of options was determined using historical option exercise activity. Management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options granted during fiscal years 2008, 2007 and 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

(dollars in thousands, except per share amounts)

8. Stock Based Compensation (Continued)

The fair value of stock-based awards granted during 2008, 2007 and 2006 was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 27, 2008	December 29, 2007	December 30, 2006
Expected life (in years)	4.5	5.0	4.9
Expected volatility	24%	30%	30%
Risk-free interest rate	2.8%	4.6%	4.8%
Expected dividend yield	0.0%	0.0%	0.0%
Weighted—average grant date fair value	$14.85	$16.49	$13.91

Stock Options

The following table summarizes stock option activities under our plans:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding as of December 31, 2005	5,554,340	$35.39		
Options granted	889,650	$39.62		
Options exercised	(766,209)	$29.97		
Options canceled	(285,168)	$41.85		
Options outstanding as of December 30, 2006	5,392,613	$36.50		
Options granted	934,690	$46.95		
Options exercised	(1,737,413)	$31.47		
Options canceled	(122,087)	$41.49		
Options outstanding as of December 29, 2007	4,467,803	$40.50		
Options granted	820,200	$58.59		
Options exercised	(706,755)	$38.98		
Options canceled	(100,128)	$46.14		
Options outstanding as of December 27, 2008	4,481,120	$43.93	5.02 years	$1,423
Options exercisable as of December 30, 2006	3,822,370	$34.04		
Options exercisable as of December 29, 2007	2,708,268	$37.92		
Options exercisable as of December 27, 2008	2,729,255	$39.65	4.67 years	$1,423

As of December 27, 2008, the unrecognized compensation cost related to unvested stock options expected to vest was $19,352. This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 30 months.

The total intrinsic value of options exercised during the fiscal years ending December 27, 2008, December 29, 2007 and December 30, 2006 was $17,197, $37,342 and $12,557, respectively, with intrinsic value defined as the difference between the market price on the date of exercise and the grant date price. The total amount of cash received from the exercise of these options was $27,589. The actual tax benefit realized for the tax deductions from option exercises totaled $5,888 for the year ended December 27, 2008.

(dollars in thousands, except per share amounts)

8. Stock Based Compensation (Continued)

The following table summarizes significant ranges of outstanding and exercisable options as of December 27, 2008:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options Exercisable	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00–$10.00	24,702	1.04	$ 4.74	501	24,702	1.04	$ 4.74	501
$10.01–$20.00	84,479	2.75	14.37	899	84,479	2.75	14.37	899
$20.01–$30.00	39,074	4.53	27.71	23	39,074	4.53	27.71	23
$30.01–$40.00	1,392,762	4.27	34.82	—	1,071,312	4.14	33.87	—
$40.01–$50.00	2,090,888	5.21	46.07	—	1,461,194	5.20	45.86	—
$50.01–$60.00	779,445	6.12	58.08	—	48,494	5.50	51.83	—
$60.01–$70.00	69,770	6.34	62.63	—	—	—	—	—
Totals	4,481,120	5.02 years	$43.93	$1,423	2,729,255	4.67 years	$39.65	$1,423

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on a closing stock price of $25.02 as of December 27, 2008, that would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of December 27, 2008 was 118,948.

The following table summarizes the non-vested stock option activity in the equity incentive plans for the fiscal year ending December 27, 2008:

	Stock Options	Weighted Average Exercise Price
Non-vested at December 29, 2007	1,759,535	$44.47
Granted	820,200	58.59
Forfeited	(92,606)	46.93
Vested	(735,264)	45.43
Non-vested at December 27, 2008	1,751,865	$50.60

Restricted Stock

Stock compensation expense associated with restricted common stock is charged for the market value on the date of grant, less estimated forfeitures, and is amortized over the awards' vesting period on a straight-line basis.

(dollars in thousands, except per share amounts)

8. Stock Based Compensation (Continued)

The following table summarizes the restricted stock activity for 2008:

	Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding December 29, 2007	711,896	$44.25
Granted	383,388	58.39
Vested	(344,272)	46.61
Canceled	(34,618)	46.33
Outstanding December 27, 2008	716,394	$50.58

As of December 27, 2008, the unrecognized compensation cost related to shares of unvested restricted stock expected to vest was $24,895. This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 31 months. The total fair value of restricted stock grants that vested during the fiscal years ending December 27, 2008, December 29, 2007 and December 30, 2006 was $16,049, $10,661 and $9,231, respectively. The actual tax benefit realized for the tax deductions from restricted stock grants that vested totaled $7,574 for the year ended December 27, 2008.

During 2008 and 2007, we made performance-based awards to our executives. Payout of these awards is contingent upon achievement of individualized stretch goals as determined by the Compensation Committee of the Board of Directors. These grants are accounted for in accordance with FAS 123(R), accordingly, compensation expense associated with these awards of $2,360 and $1,883 has been recorded during 2008 and 2007, respectively.

9. Commitments and Contingencies

Operating Leases

We have commitments for various operating leases for machinery and equipment, vehicles, office equipment, land and office space. As a matter of ordinary business course, we occasionally guarantee certain lease commitments to landlords. Rent expense for all operating leases was $23,781, $25,548 and $18,134 in 2008, 2007 and 2006, respectively. Future minimum payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consist of the following at December 27, 2008:

2009	21,410
2010	13,790
2011	11,051
2012	8,937
2013	8,417
Thereafter	34,676

9. Commitments and Contingencies (Continued)

Insurance

We maintain various insurances which maintain large deductibles up to $500, some with or without stop-loss limits, depending on market availability. Aggregate loss limits for workers compensation and auto liability are projected at $5,200.

Construction

We have certain purchase commitments related to the completion of our ongoing construction projects which amounted to approximately $27,406 as of December 27, 2008.

Litigation

Various lawsuits, claims and proceedings of a nature considered normal to its business are pending against us. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect our consolidated financial statements.

10. Business Segment and Geographic Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we disclose financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

We report two segments, called Research Models and Services (RMS) and Preclinical Services (PCS).

Our RMS segment includes sales of research models, genetically engineered models and services (GEMS), research animal diagnostics, discovery and imaging services, consulting and staffing services, vaccine support and in vitro technology (primarily endotoxin testing). Our PCS segment includes services required to take a drug through the development process including discovery support, toxicology, pathology, biopharmaceutical, bioanalysis, pharmacokinetics and drug metabolism services as well as Phase I clinical trials.

(dollars in thousands, except per share amounts)

10. Business Segment and Geographic Information (Continued)

The following table presents sales and other financial information by business segment. Net sales represent sales originating in entities primarily engaged in either provision of RMS or PCS. Long-lived assets include property, plant and equipment, goodwill, other intangibles and other long-lived assets.

	2008	2007	2006
Research Models and Services			
Net sales	$ 659,941	$ 577,231	$ 514,999
Gross margin	284,639	249,348	214,125
Operating income	198,696	177,151	147,789
Total assets	684,824	630,029	674,963
Long-lived assets	327,568	287,058	306,267
Depreciation and amortization	28,186	23,378	20,804
Capital expenditures	60,490	51,086	27,018
Preclinical Services			
Net sales	$ 683,552	$ 653,395	$ 543,386
Gross margin	226,070	228,843	192,482
Operating income	(596,437)	103,541	82,323
Total assets	1,470,674	2,170,313	1,875,487
Long-lived assets	1,147,089	1,817,173	1,641,935
Depreciation and amortization	62,997	63,001	61,779
Capital expenditures	136,591	175,950	154,728

A reconciliation of segment operating income to consolidated operating income is as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Total segment operating income	$(397,741)	$280,692	$230,112
Unallocated corporate overhead	(52,021)	(53,501)	(41,939)
Consolidated operating income	$(449,762)	$227,191	$188,173

(dollars in thousands, except per share amounts)

10. Business Segment and Geographic Information (Continued)

A summary of unallocated corporate overhead consists of the following:

	December 27, 2008	December 29, 2007	December 30, 2006
Stock-based compensation expense	$11,968	$11,902	$ 8,624
U.S. retirement plans	(161)	7,074	8,377
Audit, tax and related expense	2,727	3,455	3,924
Salary and bonus	18,943	15,652	11,271
Global IT	8,282	5,004	—
Employee health LDP and fringe benefit expense	(2,774)	(908)	2,885
Consulting and outside services	1,822	1,675	1,477
Other general unallocated corporate expenses	11,214	9,647	5,381
	$52,021	$53,501	$41,939

Other general unallocated corporate expenses consist of various departmental costs including those associated with departments such as senior executives, corporate accounting, legal, tax, human resources, treasury and investor relations.

The following table presents sales and other financial information by geographic regions. Included in the other non-U.S. category below are operations located in China, Korea, Australia, India and Mexico. Sales to unaffiliated customers represent net sales originating in entities physically located in the identified geographic area. Long-lived assets include property, plant and equipment, goodwill, other intangibles, and other long-lived assets.

	U.S.	Europe	Canada	Japan	Other Non-U.S.	Consolidated
2008						
Sales to unaffiliated customers	$697,227	$362,751	$204,252	$66,749	$12,514	$1,343,493
Long-lived assets	11,582	608,839	768,882	58,081	27,273	1,474,657
2007						
Sales to unaffiliated customers	$620,915	$339,347	$201,936	$56,435	$11,993	$1,230,626
Long-lived assets	638,219	596,730	809,773	50,844	8,665	2,104,231
2006						
Sales to unaffiliated customers	$527,432	$289,072	$173,853	$56,387	$11,641	$1,058,385
Long-lived assets	537,534	580,143	785,420	41,385	3,721	1,948,203

11. Discontinued Operations

During the first quarter of fiscal 2006, the Company initiated actions to sell Phase II-IV of the Clinical business. On May 9, 2006, the Company announced that it entered into a definitive agreement to sell Phase II-IV of the Clinical Services business for $215,000 in cash as part of a portfolio realignment which would allow the Company to capitalize on core competencies. Accordingly, management performed a goodwill impairment test for the Clinical business segment assuming sale of the Phase II-IV business. To determine the fair value of this segment, the Company used a combination of discounted cash flow methodology for the Phase I Clinical business and expected selling price for the

(dollars in thousands, except per share amounts)

11. Discontinued Operations (Continued)

Phase II-IV Clinical business. Based on this analysis, it was determined that the book carrying value of goodwill assigned to the Clinical business reporting unit exceeded its implied fair value and therefore a $129,187 charge was recorded in 2006 to write-down the value of this goodwill. No additional goodwill impairment was recorded during 2006.

In addition, taking into account the planned divestiture of the Phase II-IV Clinical business, the Company performed an impairment test on the long-lived assets of the Clinical Phase II-IV business. Based on this analysis, the Company determined that the book value of assets assigned to the Clinical Phase II-IV business exceeded its future cash flows, which included the proceeds from the sale of the business, and therefore recorded an impairment of the assets of $3,900 during 2006.

During 2006, the Company also made a decision to close its Interventional and Surgical Services (ISS) business, which was formerly included in the Preclinical Services segment. The Company performed an impairment test on the long-lived assets of the ISS business and based on that analysis, it was determined that the book value of the ISS assets exceeded the future cash flows of the business. Accordingly, the Company recorded an impairment charge of $1,070 during 2006.

For the year end December 30, 2006, the discontinued businesses recorded a loss from operations of $181,004 which included a $546 loss from the sale of the Phase II-IV Clinical business. As a direct result of the sale, the Company realized a significant tax gain resulting in additional tax expense of $37,835, all of which has been paid by the end of fiscal year 2006.

The consolidated financial statements have been reclassified to segregate, as discontinued operations, the assets and liabilities, operating results and cash flows, of the businesses being discontinued for all periods presented. Operating results from discontinued operations are as follows:

	Fiscal Year Ended		
	December 27, 2008	December 29, 2007	December 30, 2006
Net sales	$ —	$ 599	$ 73,658
Income (loss) from operations of discontinued businesses, before income taxes	122	267	(145,613)
Provision for income taxes	(302)	3,413	35,391
Income (loss) from operations of discontinued businesses, net of taxes	$ 424	$(3,146)	$(181,004)

(dollars in thousands, except per share amounts)

11. Discontinued Operations (Continued)

Assets and liabilities of discontinued operations at December 27, 2008 and December 29, 2007 consisted of the following:

	December 27, 2008	December 29, 2007
Current assets	$ 233	$1,007
Long-term assets	4,187	4,187
Total assets	$4,420	$5,194
Current liabilities	$ 35	$ 748
Total liabilities	$ 35	$ 748

Current assets included accounts receivable and prepaid income taxes. Non-current assets included a long-term tax receivable. Current liabilities consisted of accounts payable, deferred income and accrued expenses.

12. Subsequent Event

During the first quarter of 2009, we implemented actions to improve our operating efficiency. As a result of these actions, we will record a one time charge, primarily in the first quarter of 2009 of approximately $9.0 million, mainly in the PCS segment, for the closure and severance of our Arkansas facility as well as other headcount reductions.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
SUPPLEMENTARY DATA

Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended December 27, 2008				
Total net sales	$ 337,685	$ 352,134	$ 342,227	$ 311,447
Gross profit	130,377	137,987	130,270	112,075
Operating income (loss)	63,500	69,323	68,211	(650,796)
Income from continuing operations	45,154	50,187	44,700	(662,308)
Income (loss) from discontinued businesses, net of tax	—	—	—	424
Net income	$ 45,154	$ 50,187	$ 44,700	$(661,884)
Earnings (loss) per common share				
Basic				
Continuing operations	$ 0.67	$ 0.75	$ 0.67	$ (9.91)
Discontinued operations	—	—	—	0.01
Net income	$ 0.67	$ 0.75	$ 0.67	$ (9.91)
Diluted				
Continuing operations	$ 0.64	$ 0.71	$ 0.63	$ (9.91)
Discontinued operations	—	—	—	0.01
Net income	$ 0.64	$ 0.71	$ 0.63	$ (9.91)
Fiscal Year Ended December 29, 2007				
Total net sales	$ 291,199	$ 307,435	$ 313.964	$ 318,028
Gross profit	115,573	120,596	123,899	117,763
Operating income (loss)	54,701	56,725	63,631	52,134
Income from continuing operations	37,227	37,841	43,536	38,948
Income (loss) from discontinued businesses, net of tax	(464)	115	(759)	(2,038)
Net income	$ 36,763	$ 37,956	$ 42,777	$ 36,910
Earnings (loss) per common share				
Basic				
Continuing operations	$ 0.56	$ 0.57	$ 0.65	$ 0.58
Discontinued operations	(0.01)	—	(0.01)	(0.03)
Net income	$ 0.55	$ 0.57	$ 0.64	$ 0.55
Diluted				
Continuing operations	$ 0.55	$ 0.55	$ 0.63	$ 0.55
Discontinued operations	(0.01)	—	(0.01)	(0.03)
Net income	$ 0.54	$ 0.55	$ 0.62	$ 0.52
Fiscal Year Ended December 30, 2006				
Total net sales	$ 254,141	$ 267,859	$ 264,660	$ 271,725
Gross profit	95,505	107,110	102,262	101,730
Operating income (loss)	43,696	47,702	51,621	45,154
Income from continuing operations	28,515	32,781	32,133	31,792
Income (loss) from discontinued businesses, net of tax	(128,630)	(7,032)	(48,739)	3,397
Net income	$(100,115)	$ 25,749	$ (16,606)	$ 35,189
Earnings (loss) per common share				
Basic				
Continuing operations	$ 0.40	$ 0.46	$ 0.48	$ 0.48
Discontinued operations	(1.80)	(0.10)	(0.73)	0.05
Net income	$ (1.40)	$ 0.36	$ (0.25)	$ 0.53
Diluted				
Continuing operations	$ 0.39	$ 0.46	$ 0.47	$ 0.47
Discontinued operations	(1.76)	(0.10)	(0.72)	0.05
Net income	$ (1.37)	$ 0.36	$ (0.24)	$ 0.52

Quarterly Segment Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended December 27, 2008				
Research Models and Services				
Sales	$168,596	$172,848	$165,656	$152,841
Gross margin	76,256	76,429	70,813	61,141
Operating income	55,813	52,199	50,673	40,011
Depreciation and amortization	6,659	7,016	7,043	7,468
Capital expenditures	10,146	23,510	12,572	14,262
Preclinical Services				
Sales	$169,089	$179,286	$176,571	$158,606
Gross margin	54,121	61,558	59,457	50,934
Operating income	23,268	28,849	30,390	(678,944)
Depreciation and amortization	15,674	16,004	15,894	15,425
Capital expenditures	29,558	40,667	33,577	32,789
Unallocated corporate overhead	$(15,581)	$(11,725)	$(12,852)	$(11,863)
Total				
Sales	$337,685	$352,134	$342,227	$311,447
Gross margin	130,377	137,987	130,270	112,075
Operating income	63,500	69,323	68,211	(650,796)
Depreciation and amortization	22,333	23,020	22,937	22,893
Capital expenditures	39,704	64,177	46,149	47,051

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended December 29, 2007				
Research Models and Services				
Sales	$143,068	$143,803	$145,207	$145,153
Gross margin	63,654	63,109	63,408	59,177
Operating income	47,021	45,268	45,574	39,288
Depreciation and amortization	5,569	5,663	5,780	6,366
Capital expenditures	7,084	10,688	12,643	20,671
Preclinical Services				
Sales	$148,131	$163,632	$168,757	$172,875
Gross margin	51,919	57,847	60,491	58,586
Operating income	23,444	27,426	29,993	22,678
Depreciation and amortization	14,344	15,569	16,180	16,908
Capital expenditures	30,840	38,724	37,692	68,694
Unallocated corporate overhead	$(15,764)	$(15,969)	$(11,936)	$ (9,832)
Total				
Sales	$291,199	$307,435	$313,964	$318,028
Gross margin	115,573	120,956	123,899	117,763
Operating income	54,701	56,725	63,631	52,134
Depreciation and amortization	19,913	21,232	21,960	23,274
Capital expenditures	37,924	49,412	50,335	89,365

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year Ended December 30, 2006				
Research Models and Services				
Sales	$128,972	$130,816	$127,560	$127,651
Gross margin	55,866	55,478	52,423	50,358
Operating income	40,476	38,003	36,691	32,619
Depreciation and amortization	5,035	5,237	5,185	5,345
Capital expenditures	3,566	4,783	3,932	14,737
Preclinical Services				
Sales	$125,169	$137,043	$137,100	$144,074
Gross margin	39,639	51,632	49,839	51,372
Operating income	13,788	22,530	22,971	23,034
Depreciation and amortization	14,625	15,288	15,389	16,482
Capital expenditures	35,821	12,620	39,038	67,249
Unallocated corporate overhead	$(10,568)	$(12,831)	$ (8,041)	$(10,499)
Total				
Sales	$254,141	$267,859	$264,660	$271,725
Gross margin	95,505	107,110	102,262	101,730
Operating income	43,696	47,702	51,621	45,154
Depreciation and amortization	19,660	20,525	20,574	21,827
Capital expenditures	39,387	17,403	42,970	81,986

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Based on their evaluation, required by paragraph (b) of Rules 13a-15 or 15d-15, promulgated by the Securities Exchange Act of 1934 (Exchange Act), the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act are effective as of December 27, 2008 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continually are in the process of further reviewing and documenting our disclosure controls and procedures, and our internal control over financial reporting, and accordingly may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

(b) Changes in Internal Controls

There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of the Exchange Act Rules 13a-15 or 15d-15 that occurred during the quarter ended December 27, 2008 that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on our internal controls over financial reporting can be found in Item 8 of this report. The Independent Registered Public Accounting Firm's report on the effectiveness of our internal control over financial reporting can also be found in Item 8 of this report.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

A. Directors and Compliance with Section 16(a) of the Exchange Act

The information required by this Item regarding the directors of the Company and compliance with Section 16(a) of the Exchange Act by the Company's officers and directors will be included in the 2009 Proxy Statement under the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference thereto. The information required by this Item regarding the Company's corporate governance will be included in the 2009 Proxy Statement under the section captioned "Corporate Governance" and is incorporated herein by reference thereto.

B. Executive Officers of the Company

The information required by this Item regarding the executive officers of the Company is reported in Part I of this Form 10-K under the heading "Supplementary Item. Executive Officers of the Registrant pursuant to Instruction 3 to Item 401(b) of Regulation S-K."

C. Audit Committee Financial Expert

The information required by this Item regarding the audit committee of the Board of Directors and financial experts will be included in the 2009 Proxy Statement under the section captioned "The Board of Directors and its Committees—Audit Committee and Financial Experts" and is incorporated herein by reference thereto.

D. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its employees and directors, including the principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. The Company's Code of Business Conduct and Ethics is posted on our website by selecting the "Corporate Governance" link at *http://ir.criver.com*. The Company will provide to any person, without charge, a copy of its Code of Business Conduct and Ethics by requesting a copy from the Secretary, Charles River Laboratories, Inc., 251 Ballardvale Street, Wilmington, MA 01887.

E. Changes to Board Nomination Procedures

Effective December 2, 2008, the Company's Board of Directors amended the Company's amended and restated bylaws. The amendments replaced sections 1.12 and 1.13 of the second amended and restated bylaws with entirely new sections 1.12 and 1.13, which relate primarily to the requirements for advance notice and additional information that a shareholder must provide when making a director nomination or proposal at the Company's annual meeting of shareholders. A copy of the amended bylaws is attached as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on December 5, 2008.

Item 11. Executive Compensation

The information required by this Item will be included in the 2009 Proxy Statement under the sections captioned "Compensation Discussion and Analysis," "2008 Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation and Related Information" and "Report of Compensation Committee" and is incorporated herein by reference thereto.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the 2009 Proxy Statement under the sections captioned "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" and is incorporated herein by reference thereto. See also Item 5. "Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Securities Authorized for Issuance Under Equity Compensation Plans" for the disclosure required by Item 201(d) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in the 2009 Proxy Statement under the sections captioned "Related Person Transaction Policy" and "Corporate Governance—Director Qualification Standards; Director Independence" and is incorporated herein by reference thereto.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in the 2009 Proxy Statement under the section captioned "Statement of Fees Paid to Independent Registered Public Accounting Firm" and is incorporated herein by reference thereto.

PART IV

Item 15. Exhibits

Item 15(a)(1) and (2) and Item 15(d) Financial Statements and Schedules

See "Index to Consolidated Financial Statements and Financial Statements Schedules" at Item 8 to this Form 10-K. Other financial statement schedules have not been included because they are not applicable or the information is included in the financial statements or notes thereto.

Item 15(a)(3) and Item 15(c) Exhibits

The exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding the exhibits. The Company has identified in the Exhibit Index each management contract and compensation plan filed as an exhibit to this Annual Report on Form 10-K in response to Item 15(c) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By: /s/ THOMAS F. ACKERMAN

Thomas F. Ackerman

Corporate Executive Vice President and Chief Financial Officer

Date: February 23, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated below and on the dates indicated.

Signatures	Title	Date
By: /s/ JAMES C. FOSTER James C. Foster	President, Chief Executive Officer and Chairman	February 23, 2009
By: /s/ THOMAS F. ACKERMAN Thomas F. Ackerman	Corporate Executive Vice President and Chief Financial Officer	February 23, 2009
By: /s/ NANCY T. CHANG Nancy T. Chang	Director	February 23, 2009
By: /s/ STEPHEN D. CHUBB Stephen D. Chubb	Director	February 23, 2009
By: /s/ GEORGE E. MASSARO George E. Massaro	Director	February 23, 2009
By: /s/ DEBORAH KOCHEVAR Deborah Kochevar	Director	February 23, 2009
By: /s/ GEORGE M. MILNE, JR. George M. Milne, Jr.	Director	February 23, 2009

Signatures	Title	Date
By: /s/ C. RICHARD REESE C. Richard Reese	Director	February 23, 2009
By: /s/ DOUGLAS E. ROGERS Douglas E. Rogers	Director	February 23, 2009
By: /s/ SAMUEL O. THIER Samuel O. Thier	Director	February 23, 2009
By: /s/ WILLIAM H. WALTRIP William H. Waltrip	Director	February 23, 2009

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Charles River Laboratories International, Inc. (filed as Exhibit 3.1).(1)
3.2	By-laws of Charles River Laboratories International, Inc. (Filed as Exhibit 3.2).(2)
4.1	Form of certificate representing shares of common stock, $0.01 per value per share (Filed as Exhibit 4.1).(1)
4.2	Indenture dated June 6, 2006, amount Charles River Laboratories International, Inc. and U.S. Bank National Association.(3)
4.3	Form of 2.25% Convertible Senior Note due 2013.(3)
10.1*	Severance Agreement between Charles River Laboratories, Inc. and Real H. Renaud, dated January 20, 1992, amended December 15, 2008. +
10.2*	1999 Charles River Laboratories Corporate Officer Separation Plan.+
10.3	Charles River Laboratories 1999 Management Stock Incentive Plan (Filed as Exhibit 10.6)+(4).
10.4	Charles River Laboratories 2000 Incentive Plan, as amended May 2003 and May 2005. (Filed as Exhibit 10.7).(4)+
10.5	Charles River Laboratories 2000 Incentive Plan Inland Revenue Approved Rules for UK Employees (Filed as Exhibit 99.1).(10)+
10.7*	Form of Change in Control Agreement.+
10.8*	Executive Incentive Compensation Plan, as amended.+
10.9	Form of Stock Option Award Agreement under 2000 Incentive Plan.+(6)
10.10	Form of Restricted Stock Award Agreement under 2000 Incentive Plan.+(6)
10.11	Inveresk Research Group, Inc. 2002 Stock Option and Incentive Compensation Plan, as amended and restated as of May 4, 2004.+(5)
10.12	Charles River Laboratories Executive Life Insurance/Supplemental Retirement Income Plan.(7)+
10.13*	Deferred Compensation Plan.+
10.14	Second Amended and Restated Credit Agreement, dated as of July 31, 2006, among Charles River Laboratories International, Inc., the Subsidiary Borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. as administrative agent, Credit Suisse Securities (USA) LLC, as syndication agent, and Bank of America, N.A., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents.(8)
10.15	Charles River Laboratories International, Inc. 2007 Incentive Plan(9)+
10.16	Form of Performance Award Agreement(9)+
10.17	Form of Stock Option Award Agreement Under 2007 Incentive Plan(11)+
10.18	Form of Restricted Stock Award Agreement Under 2007 Incentive Plan(11)+
21.1*	Subsidiaries of Charles River Laboratories International, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP.

Exhibit No.	Description
31.1*	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.
31.2*	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.
32.1*	Section 1350 Certification of the Chief Executive Officer and the Chief Financial Officer.

* Filed herewith.

\+ Management contract or compensatory plan, contract or arrangement.

(1) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-35524), as amended, filed June 23, 2000.

(2) Previously filed as an exhibit to the Company's Current Report on Form 8-K, filed on December 5, 2008.

(3) Previously filed as an exhibit to the Company's Current Report on Form 8-K, filed on June 12, 2006.

(4) Previously filed as an exhibit to the Company's Annual Report on Form 10-K, filed on March 14, 2006.

(5) Previously filed as an exhibit to the Company's Registration Statement on Form S-8, filed on October 20, 2004.

(6) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q, filed on November 1, 2004.

(7) Previously filed as an exhibit to the Company's Annual Report on Form 10-K, filed March 9, 2005.

(8) Previously filed as an exhibit to the Company's Current Report on Form 8-K, filed on August 2, 2006.

(9) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q, filed on May 9, 2007.

(10) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q, filed on November 5, 2001.

(11) Previously filed as exhibit to the Company's Annual Report on Form 10-K, filed February 20, 2008.

CORPORATE INFORMATION

Directors

JAMES C. FOSTER (1)
Chairman, President &
Chief Executive Officer
Charles River Laboratories

NANCY T. CHANG, Ph.D. (3)
Managing Director
OrbiMed Advisors

STEPHEN D. CHUBB (2, 4)
Former Chairman and Chief Executive Officer
Matritech, Inc.

DEBORAH T. KOCHEVAR,
D.V.M., Ph.D., D.A.C.V.C.P. (4)
Dean, Cummings School of Veterinary Medicine
at Tufts University

GEORGE E. MASSARO (1, 2)
Director and Vice Chairman
Huron Consulting Group, Inc.

GEORGE M. MILNE, JR., Ph.D. (1, 3)
Retired Executive Vice President of
Global Research and Development and
President of Central Research, Pfizer Inc.

C. RICHARD REESE (4)
Executive Chairman
Iron Mountain Incorporated

DOUGLAS E. ROGERS (3)
Partner
Blackstone Healthcare Partners LLC

SAMUEL O. THIER, M.D. (4)
Professor of Medicine, Emeritus and
Professor of Health Care Policy, Emeritus
Harvard Medical School,
Massachusetts General Hospital

WILLIAM H. WALTRIP (1, 2, 3, 4)
Lead Independent Director,
Charles River Laboratories
Retired Chairman and
Chief Executive Officer
Bausch & Lomb, Incorporated

Committee Memberships

1. Executive Committee
2. Audit Committee
3. Compensation Committee
4. Corporate Governance and
   Nominating Committee

Corporate Officers

JAMES C. FOSTER
Chairman, President &
Chief Executive Officer

THOMAS F. ACKERMAN
Executive Vice President &
Chief Financial Officer

CHRISTOPHE BERTHOUX, D.V.M.
Executive Vice President,
Global Sales and Marketing &
Chief Commercial Officer

NANCY A. GILLETT,
D.V.M., Ph.D., D.A.C.V.P.
Executive Vice President &
President, Global Preclinical Services

DAVID P. JOHST
Executive Vice President, Human Resources,
General Counsel & Chief Administrative Officer

REAL H. RENAUD
Executive Vice President &
President, Global Research Model
Products & Services

BRIAN BATHGATE, Ph.D.
Senior Vice President &
President, European Preclinical Services

JÖRG GELLER, D.V.M., Ph.D.
Senior Vice President,
Japanese Operations &
Select Research Model Businesses

JOHN C. HO, M.D.
Senior Vice President,
Corporate Strategy

FOSTER T. JORDAN
Senior Vice President,
Endotoxin & Microbial Detection Products

CHRISTOPHER PERKIN
Senior Vice President &
President, Canadian and
Chinese Preclinical Services

NICHOLAS A. VENTRESCA
Senior Vice President,
Information Technology &
Chief Information Officer

CHERI L. WALKER, Ph.D.
Senior Vice President,
Corporate Development

STEPHANIE B. WELLS
Senior Vice President, Marketing &
Chief Marketing Officer

Corporate Headquarters

Charles River Laboratories International, Inc.
251 Ballardvale Street,
Wilmington, MA 01887
781.222.6000

Stock Listing

The common stock of the Corporation
is traded under the symbol **CRL** on the
New York Stock Exchange

Independent Accountants

PricewaterhouseCoopers, LLP
125 High Street
Boston, MA 02110
617.530.5000

Shareholder Services

Computershare Trust Company, NA
P.O. Box 43078
Providence, RI 02940
877.282.1168
www.computershare.com

Investor Relations

Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887
Tel: 781.222.6000

Corporate News and Information

Stay informed of the latest company news by
visiting us at www.criver.com

Certifications: The company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008. After our 2008 annual meeting of stockholders the Company filed, and after our 2009 annual meeting of stockholders the Company intends to file, with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE corporate governance listing standards as required by NYSE Rule 303A.12(a).

charles river

March 31, 2009

Dear Shareholder,

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of Charles River Laboratories International, Inc. to be held at 8:30 a.m. on Thursday, May 7, 2009, at Charles River Laboratories International, Inc., 187 Ballardvale Street, Wilmington, MA 01887.

At the Annual Meeting, ten persons will be elected to the Board of Directors. The Company will also seek shareholder approval of an amendment to the 2007 Incentive Plan to increase the number of shares available for issuance under the Plan by 2,500,000 shares. In addition to the election of directors and approval of the Plan amendment, the Company will also ask shareholders to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2009. The Board of Directors recommends the approval of each of these proposals. Such other business will be transacted as may properly come before the Annual Meeting.

Whether you plan to attend the Annual Meeting or not, it is important that your shares are represented. Therefore, we urge you to complete, sign, date and return the enclosed proxy card promptly in accordance with the instructions set forth on the card. This will ensure your proper representation at the Annual Meeting.

Sincerely,

James C. Foster
Chairman, President and Chief Executive Officer

YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR PROXY PROMPTLY.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 7, 2009.

This proxy statement and our Annual Report to Shareholders are available at *www.criver.com/annual2009.*

In addition, our Annual Report on Form 10-K for fiscal year 2008 can be found at the same website.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be Held on May 7, 2009

To the Shareholders of
Charles River Laboratories International, Inc.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Charles River Laboratories International, Inc., a Delaware corporation (the Company), will be held on Thursday, May 7, 2009, at Charles River Laboratories International, Inc., 187 Ballardvale Street, Wilmington, MA 01887, at 8:30 a.m., for the following purposes:

1. To elect the ten persons named in this proxy statement as members to the Board of Directors to hold office until the next Annual Meeting of Shareholders.

2. To approve an amendment to the Company's 2007 Incentive Plan to increase the number of shares of Common Stock for issuance thereunder from 6,300,000 to 8,800,000.

3. To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 26, 2009.

4. To transact such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

The Board of Directors has fixed the close of business on March 19, 2009 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournments thereof.

All shareholders are cordially invited to attend the Annual Meeting. Attendance at the Annual Meeting will be limited to shareholders and those holding proxies from shareholders.

By Order of the Board of Directors

David P. Johst
Corporate Secretary

March 31, 2009

Whether you plan to attend the Annual Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the proxy card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

251 Ballardvale Street
Wilmington, MA 01887
(781) 222-6000

PROXY STATEMENT

For Annual Meeting of Shareholders To be Held May 7, 2009

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Charles River Laboratories International, Inc., a Delaware corporation (the Company or Charles River), of proxies, in the accompanying form, to be used at the Annual Meeting of Shareholders to be held at Charles River Laboratories International, Inc., 187 Ballardvale Street, Wilmington, MA 01887 on Thursday, May 7, 2009, at 8:30 a.m., and any adjournments thereof (the Meeting). The Notice of Meeting, this Proxy Statement, the enclosed proxy and the Company's Annual Report to Shareholders for the year ended December 27, 2008 are being mailed to shareholders on or about March 31, 2009. Copies of these documents may also be obtained free of charge through our website at *www.criver.com/annual2009.*

When proxies in the accompanying form are properly executed and received, the shares represented thereby will be voted at the Meeting in accordance with the directions noted thereon. If no direction is indicated on the proxy, the shares represented thereby will be voted "**FOR**" the election of the Board's nominees as directors and in favor of the amendment to the 2007 Incentive Plan and the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2009.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Shares represented by valid proxies in the form enclosed, received in time for use at the Meeting and not revoked at or prior to the Meeting, will be voted at the Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of the Company's common stock is necessary to constitute a quorum at the Meeting. Votes of shareholders of record who are present at the Meeting in person or by proxy, abstentions, and broker non-votes (as defined below) are counted as present or represented at the Meeting for purposes of determining whether a quorum exists.

If you hold your shares of common stock through a broker, bank or other representative, generally the broker or your representative may only vote the common stock that it holds for you in accordance with your instructions. However, if it has not timely received your instructions, the broker or your representative may vote on certain matters for which it has discretionary voting authority. If a broker or your representative cannot vote on a particular matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are not counted for the purpose of electing directors, approving the proposal to amend the 2007 Incentive Plan or approving the ratification of the independent registered public accounting firm.

The close of business on March 19, 2009 has been fixed as the record date for determining the shareholders entitled to notice of and to vote at the Meeting. As of the close of business on March 19, 2009, the Company had 66,859,575 shares of common stock outstanding and entitled to vote. Holders of common stock at the close of business on the record date are entitled to one vote per share on all matters to be voted on by shareholders.

The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of common stock of the Company for their expenses in forwarding proxy material to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, facsimile and personal solicitation by the directors, officers or employees of the Company. No additional compensation will be paid for such solicitation. The Company has retained Georgeson Inc. to assist in the solicitations of proxies at a cost of approximately $7,500 plus reimbursement of expenses.

Votes Required

Nominees for election as directors at the Meeting will be elected by a plurality of the votes of the shares present in person or represented by proxy at the Meeting. Withholding authority to vote for a nominee for director will have no effect on the outcome of the vote. The affirmative vote of the holders of a majority of the shares of common stock voting on the matter is required to approve the amendment to the Company's 2007 Incentive Plan and to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 26, 2009.

Shares which abstain from voting as to a particular matter and broker non-votes will not be voted in favor of such matter, and broker non-votes will also not be counted as shares voting on such matter (however, abstentions will be counted as shares voting on a matter). Accordingly, broker non-votes will generally have no effect on the voting on any matter that requires the affirmative vote of a plurality or a majority of the shares voting on the matter, and abstentions will have no effect on a matter that requires the affirmative vote of a plurality voting on the matter but will have the same effect as an "against" vote on any matter that requires the affirmative vote of a majority of the shares voting on the matter. In addition, under New York Stock Exchange rules, the approval of the amendment to the Company's 2007 Incentive Plan also requires that the total votes cast represent a majority of the total outstanding shares entitled to vote.

PROPOSAL ONE
ELECTION OF DIRECTORS

Under the Company's By-laws, the number of members of the Company's Board of Directors is fixed from time to time by the Board of Directors but may be increased or decreased either by the shareholders or by the majority of directors then in office. Directors serve in office until the next annual meeting of shareholders and until their successors have been elected and qualified or until their earlier death, resignation or removal.

The Board of Directors has voted to nominate Mr. James C. Foster, Dr. Nancy T. Chang, Mr. Stephen D. Chubb, Dr. Deborah T. Kochevar, Mr. George E. Massaro, Dr. George M. Milne, Jr., Mr. C. Richard Reese, Mr. Douglas E. Rogers, Dr. Samuel O. Thier and Mr. William H. Waltrip for election at the Meeting. There are no family relationships between any of the Company's directors or executive officers. Dr. Kochevar, who joined our Board of Directors in 2008, was originally recommended by our Corporate Governance and Nominating Committee for inclusion on the Company's Board.

Unless authority to vote for any of the nominees named above is withheld, the shares represented by the enclosed proxy will be voted FOR the election as directors of such nominees. In the event that any nominee shall become unable or unwilling to serve, the shares represented by the enclosed proxy will be voted for the election of such other person as the Board of Directors may recommend in that nominee's place. The Board of Directors has no reason to believe that any nominee will be unable or unwilling to serve.

The Board unanimously recommends a vote "FOR" the election of each of these nominees for directors.

NOMINEES FOR DIRECTORS

Name and Age as of the 2009 Annual Meeting		Position, Principal Occupation, Business Experience and Directorships
James C. Foster . . . . 	58	Joined us in 1976 as General Counsel. Over the past 32 years, Mr. Foster has held various staff and managerial positions. Mr. Foster was named President in 1991, Chief Executive Officer in 1992 and Chairman in 2000. Mr. Foster has been a director since 1989.
Nancy T. Chang . . . . 	59	Managing Director at OrbiMed Advisors, a healthcare investment firm, since 2007. Previously, Dr. Chang served as President, Chief Executive Officer and Chairman of the Board of Tanox, Inc., until it was sold in 2007. Dr. Chang co-founded Tanox, a public company created to address asthma, allergy, inflammation and diseases affecting the human immune system. From 1986 to 1992, Dr. Chang was an Associate Professor at Baylor College of Medicine in the Division of Molecular Virology. Between 1981 and 1986, Dr. Chang was employed by Centocor, Inc., serving as the Director of Research, Molecular Biology Group, from 1984 to 1986. Dr. Chang serves on the Boards of Directors of the Federal Reserve Bank in Houston and BioHouston, and the Board of Visitors of the University of Texas M.D. Anderson Cancer Center. Dr. Chang has been a director since 2007.
Stephen D. Chubb . . . . . . 	65	Former Chairman and Chief Executive Officer of Matritech, Inc., a leading developer of proteomics-based diagnostic products for the early detection of cancer, from its inception in 1987 until December 2007. He is also a certified public accountant. Previously, Mr. Chubb served as President and Chief Executive Officer of T Cell Sciences, Inc. and as President and Chief Executive Officer of Cytogen Corp. Mr. Chubb serves as Chairman of the Board of Trustees of Mount Auburn Hospital in Cambridge, Massachusetts and a director of Caregroup Healthcare System, Allegro Diagnostics Corp. and Immunetics, Inc. Mr. Chubb has been a director since 1994.

Name and Age as of the 2009 Annual Meeting		Position, Principal Occupation, Business Experience and Directorships
Deborah T. Kochevar . . . . 	52	Dean of the Cummings School of Veterinary Medicine at Tufts University since 2006. Previously, Dr. Kochevar was a long-time faculty member and administrator at the College of Veterinary Medicine and Biomedical Sciences, Texas A&M University where she held the Wiley Chair of Veterinary Medical Education. Dr. Kochevar is a past-president of the American College of Veterinary Clinical Pharmacology and is active in the American Veterinary Medical Association, having chaired its Council on Education and the Educational Commission for Foreign Veterinary Graduates. Dr. Kochevar has been a director since October 2008.
George E. Massaro . . . . . 	61	Director and Vice Chairman of Huron Consulting Group, Inc., a management consulting company, since June 2004 (Vice Chairman since March 2005). Previously, Mr. Massaro had been Chief Operating Officer of Huron Consulting Group, Inc. and Huron Consulting Services LLC from June 2003 until March 2005, and served as a Managing Director of Huron Consulting Services LLC from August 2002 to May 2003. Prior to joining Huron, he was the Managing Partner of Arthur Andersen's New England practice from 1998 to 2002. Mr. Massaro has more than 35 years of accounting and auditing experience with expertise in a broad range of areas. Mr. Massaro also serves as a director of Eastern Bank Corporation, an independent mutual bank holding company in New England. Mr. Massaro is a certified public accountant and has been a director since 2003.
George M. Milne, Jr. . . . . 	65	Retired from Pfizer Inc. in 2002 after working at the company in research and management positions for nearly 32 years, including Executive Vice President of Global Research and Development and President of Central Research, with global responsibility for Human and Veterinary Medicine R&D. Dr. Milne serves as a director of Mettler-Toledo International, Inc. and Athersys, Inc., and he also serves on the boards of several private companies. He is a venture partner of Radius Ventures LLC. Dr. Milne has been a director since 2002.

Name and Age as of the 2009 Annual Meeting		Position, Principal Occupation, Business Experience and Directorships
C. Richard Reese . . . . 	63	Executive Chairman since 2008 of Iron Mountain Incorporated, a global public information protection and storage company. Prior to that, Mr. Reese was Chairman and the Chief Executive Officer of Iron Mountain since 1981 (Chairman from 1995-2008). Mr. Reese has been a director since 2007.
Douglas E. Rogers . . . . . . 	54	Partner and founding member of Blackstone Healthcare Partners LLC, the healthcare partnership with The Blackstone Group, a public global alternative asset management and provider of financial advisory services, since April 2003. Mr. Rogers has extensive experience in health care private equity investing and investment banking, including as Managing Director of Donaldson Lufkin & Jenrette's Merchant Banking Group and Managing Director of Credit Suisse First Boston's Private Equity Group. Previously, Mr. Rogers was a Vice President at Kidder Peabody & Co., Senior Vice President at Lehman Brothers and head of U.S. Investment Banking at Baring Brothers. Mr. Rogers serves as a director of Gerresheimer Group GmbH, and previously served on our Board from 1999 until 2001. Mr. Rogers has been a director since 2002.
Samuel O. Thier . . . . 	71	Professor of Medicine, Emeritus and Health Care Policy, Emeritus at Harvard Medical School, Massachusetts General Hospital. In December 2002, Dr. Thier retired from the position of Chief Executive Officer of Partners HealthCare System, Inc., which he had held since July 1996. Previously, he served as President of Partners HealthCare System, Inc. from 1994 to 1996, Chief Executive Officer of MGH Corporation from 1994 to 1997, President of Massachusetts General Hospital from 1994 through 1996, and as President of Brandeis University from 1991 to 1994. He has served as President of the Institute of Medicine, National Academy of Sciences, and is a Fellow of the American Academy of Arts and Sciences. Dr. Thier was previously a director of the Federal Reserve Bank of Boston and a trustee of The Commonwealth Fund. Dr. Thier is a director of Merck & Co., Inc., a director of the Foundation for the National Institutes of Health, a member of the Boards of Overseers of TIAA-CREF, Cornell University Weill Medical College and the Heller School for Social Policy and Management at Brandeis University. Dr. Thier has been a director since 2000.

Name and Age as of the 2009 Annual Meeting		Position, Principal Occupation, Business Experience and Directorships
William H. Waltrip . . . . . . 	71	Retired Chairman and Chief Executive Officer of Bausch & Lomb, Incorporated. Mr. Waltrip was Chairman of the Board of Directors of Technology Solutions Company from 1993 to 2003. Previously, Mr. Waltrip served as Chief Executive Officer of Technology Solutions Company, as Chairman and Chief Executive Officer of Biggers Brothers, Inc., and as President and Chief Operating Officer of IU International Corporation. He was also previously President, Chief Executive Officer and a director of Purolator Courier Corporation and was formerly a director of Bausch & Lomb. He is a director of Thomas & Betts Corporation and Theravance, Inc. Mr. Waltrip has been a director since 1996.

Corporate Governance

We are committed to operating our business with integrity and accountability. We strive to meet or exceed all of the corporate governance standards established by the New York Stock Exchange (NYSE), the Securities and Exchange Commission (SEC), and the federal government as implemented by the Sarbanes-Oxley Act of 2002. Each of our Board members, other than Mr. Foster who is also Chief Executive Officer and President of the Company, are independent and have no significant financial, business or personal ties to the Company or management and all of our required Board committees are composed of independent directors. Our Board adheres to our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, which have been communicated to employees and posted on our website. We are diligent in complying with established accounting principles and are committed to providing financial information that is transparent, timely and accurate. We have a Related Person Transactions Policy in order to promote the timely identification of transactions with related persons (as defined by the SEC) and to ensure we give appropriate consideration to any real or perceived conflicts in our commercial arrangements. We have established global processes through which employees, either directly or anonymously, can notify management (and the Audit Committee of the Board of Directors) of alleged accounting and auditing concerns or violations including fraud. Our internal Disclosure Committee meets regularly and operates pursuant to formal disclosure procedures and guidelines to help ensure that our public disclosures, including our periodic reports filed with the SEC, earnings releases and other written information that we disclose to the investment community, are accurate and timely. We will continue to monitor developments in the law and stock exchange regulations and will adopt new procedures consistent with new legislation or regulations. Copies of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and our Related Person Transactions Policy are available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption.

Contacting the Board of Directors

In order to provide shareholders and other interested parties with a direct and open line of communication to the Board of Directors, the Company has adopted the following procedures for communications to directors. Shareholders and other interested parties may contact the Lead Independent Director of the Board of Directors, William H. Waltrip, by writing to Mr. Waltrip, c/o Corporate Secretary, Charles River Laboratories International, Inc., 251 Ballardvale Street, Wilmington, MA 01887, or by email at CRLLeadDirector@crl.com. All communications received in this manner will be kept confidential and forwarded by the Corporate Secretary directly to the Lead Independent Director.

Director Qualification Standards; Director Independence

Pursuant to the NYSE listing standards, our Board has adopted a formal set of Director Qualification Standards (Standards) with respect to the determination of director independence. The Standards specify the criteria by which the independence of our directors will be determined, including strict guidelines for directors and their immediate families with respect to past employment or affiliation with the Company or its independent registered public accounting firm. In accordance with these Standards, it must be determined that the director has no material relationship with the Company other than as a director. The Standards also prohibit Audit Committee members from any direct or indirect financial relationship with the Company, and restrict commercial relationships of all directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all directors are required to deal at arm's length with the Company and its subsidiaries and to disclose any circumstance that might be perceived as a conflict of interest. The Board has determined that eight of the nine directors standing for re-election to the Board are independent under these Standards. The Board has determined that Mr. Foster does not qualify as an independent director due to his employment as Chief Executive Officer and President of the Company. As a result, Mr. Foster is not a voting member of any committee of the Board, except the Executive Committee.

In the course of the Board's determining the independence of each director other than Mr. Foster, it considered any transactions, relationships and arrangements as required by the Standards. In particular, with respect to each of the most recent three completed fiscal years, the Board evaluated for:

- each of our non-employee directors, the annual amount of sales to and/or purchases from the organization where he or she serves as an executive officer; and
- Dr. Kochevar, the annual amount of sales (net of any charitable contributions made by the Company) to and/or purchases from the academic institution where she serves as dean of the School of Veterinary Medicine.

In all such evaluations, it was determined that the applicable amounts were below the greater of $1 million or two percent (2%) of the consolidated gross annual revenues of each of those organizations.

In addition, with respect to all of the Company's non-employee directors, the Board considered the amount of the Company's discretionary charitable contributions to organizations where he or she serves as an officer, director or trustee, and determined that the Company's contributions constituted less than the greater of $1 million or two percent (2%) of such organization's total annual gross revenues during the organization's last three completed fiscal years.

In conducting this analysis, the Board considered all relevant facts and circumstances, utilizing information derived from the Company's books and records and responses to questionnaires completed by the directors in connection with the preparation of this Proxy Statement. For information about the entities our non-employee directors serve or have served as either (1) an executive officer or (2) an officer, director or trustee of a charitable institution, you are directed to see their biographies adjacent to their pictures above in this Proxy Statement.

The independent members of the Board of Directors typically meet in executive sessions following each regularly scheduled meeting of the full Board of Directors. Mr. Waltrip, the Lead Independent Director, has been chosen by the Board to preside at the executive sessions of the non-management directors. Mr. Foster does not attend such executive sessions of the Board. The full text of our Director Qualification Standards is available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption, within our Corporate Governance Guidelines.

The Board of Directors and its Committees

Meeting Attendance

All Board members are expected to attend our Annual Meetings of Shareholders, unless an emergency prevents them from doing so. All of the then-current members of the Board attended the 2008 Annual Meeting of Shareholders. During 2008, there were five meetings of the Board of Directors. Each director attended 75% or more of the aggregate number of Board meetings and the committee meetings of the Board on which he or she served during 2008 (for purposes of Dr. Kochevar, we make this determination only from the time of her election to the Board).

Audit Committee and Financial Experts

The Audit Committee met five times in 2008. During 2008, the members of the Audit Committee included Messrs. Chubb, Massaro, and Waltrip. The Board of Directors has unanimously determined that Messrs. Chubb and Massaro qualify as "audit committee financial experts" under Item 401(h) of Regulation S-K promulgated under the Securities Exchange Act of 1934 and the NYSE regulations. In addition, the Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the NYSE and the SEC. The Audit Committee is responsible for the engagement of our independent registered public accounting firm, reviewing the plans and results of the audit engagement with our independent registered public accounting firm, approving services performed by and the independence of our independent registered public accounting firm, considering the range of audit and non-audit fees, consulting with our independent registered public accounting firm regarding the adequacy of our internal controls and reviewing annual and quarterly financial statements. The Audit Committee is also responsible for administering our Related Persons Transaction Policy. A copy of the Audit Committee Charter is available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption.

Compensation Committee

The Compensation Committee met four times during 2008 and was comprised of the following members: Dr. Chang and Dr. Milne, and Messrs. Rogers and Waltrip. The Board of Directors has determined that each of the members of the Compensation Committee is "independent" under the rules of the NYSE and the SEC. The primary objective of the Compensation Committee is to develop and implement compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company's long-term strategic plan and are consistent with the culture of the Company and the overall goal of enhancing shareholder value. The Compensation Committee reviews compensation structure, policies, and programs to ensure (1) that legal and fiduciary responsibilities of the Board of Directors are carried out and (2) that such structure, policies and programs contribute to the success of the Company. In addition, the Compensation Committee reviews, approves and makes recommendations on the Company's compensation and benefit plans to ensure that they meet corporate objectives. The Compensation Committee determines and approves the compensation of the CEO and reviews the CEO's recommendations on compensation for all of the Company's executive officers, and approves such compensation when determined. As discussed below under "Compensation Discussion and Analysis—Other Factors Underlying the Ongoing Implementation of the Compensation Program—Role of Executive Officers in Setting Compensation Parameters," other than Messrs. Foster and Johst, no executive officers of the Company play a significant, ongoing role in assisting the Compensation Committee in setting executive compensation (or, with respect to the Corporate Governance and Nominating Committee, director compensation). The Compensation Committee also administers the Company's equity incentive plans. A copy of the Compensation Committee Charter is available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption.

Compensation Consultant Disclosure

The Compensation Committee engaged Pearl Meyer & Partners (our outside consultants) as outside compensation consultants to advise the Compensation Committee on all matters related to the Company's senior executives' total cash compensation and long-term incentive compensation. The Company's Human Resources Department assisted in coordinating the selection process that resulted in their engagement, which was conducted through an open "request for proposal." Accordingly, Mr. David Johst, as the executive officer responsible for our human resources department, as well as Mr. Foster, each provided input during the process. In 2008, the outside consultants assisted the Compensation Committee with the following:

- review and validation of the Company's peer competitor group;
- review of the Company's competitive market data for its executives and observations on program design, including pay philosophy, pay levels, and incentive pay mix;
- determination of metrics for annual long-term incentive (LTI) awards for all management levels; and
- preparation of annual tally sheets for use in evaluating total executive pay packages.

In 2009, the Compensation Committee has also retained the outside consultants to advise it on the amendment to our 2007 Incentive Plan described below in the section of this proxy statement entitled "Proposal Two—Approval of Amendment to 2007 Incentive Plan." In addition, from time to time as requested, the outside consultants provide advice to the Corporate Governance and Nominating Committee with respect to reviewing and structuring our policy regarding fees paid to and other equity compensation awarded to non-employee directors. Except as described above, the Company does not receive any other services from the outside consultants, nor has the Company utilized the services of any other compensation consultant in matters affecting senior executive or director compensation.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee met three times during 2008. The members of the committee included Dr. Thier, Messrs. Chubb, Reese and Waltrip, and Dr. Kochevar (following her election to our Board in October 2008). The Board of Directors has determined that each of the members of the Corporate Governance and Nominating Committee are "independent" under the rules of the NYSE and the SEC. The Corporate Governance and Nominating Committee makes recommendations to the Board on all matters relating to the Board, including development and implementation of policies on composition, participation and size of the Board, changes in the organization and procedures of the Board, and compensation (including equity compensation) of non-employee directors. The Corporate Governance and Nominating Committee oversees matters of corporate governance, including Board performance and director education, and considers and selects director nominees, including those submitted by shareholders in accordance with the by-laws for recommendation to the Board. The Corporate Governance and Nominating Committee also recommends directors for appointment to committees of the Board. The Corporate Governance and Nominating Committee oversees the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics. A copy of the Corporate Governance and Nominating Committee Charter is available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption.

The Corporate Governance and Nominating Committee uses a variety of methods to identify and evaluate nominees for director. The Corporate Governance and Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Corporate Governance and Nominating Committee considers various potential candidates for director. Candidates may come to the attention of the Corporate Governance and Nominating Committee through current Board members, professional search firms, shareholders or other persons. All candidates complete a nominee questionnaire that solicits information regarding the nominee's background, board experience, industry experience, independence, financial expertise, and other relevant information and are interviewed by the Chairman of the Board and at least one member of the Corporate Governance and Nominating Committee. These candidates are discussed at regular or special meetings of the Committee, and may be considered at any point during the year. As described below, the Corporate Governance and Nominating Committee considers properly submitted shareholder nominations for candidates for the Board. If any materials are provided by a shareholder in connection with the nomination of a director candidate, such materials are forwarded to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. The Corporate Governance and Nominating Committee evaluates the candidates based on the minimum qualifications described below as well as the criteria set forth in the Company's Corporate Governance Guidelines. In evaluating such nominations, the Corporate Governance and Nominating Committee seeks to recommend to shareholders a group that can best perpetuate the success of the Company and represent shareholder interests through the exercise of sound judgment using its diversity of experience in various areas.

Board Nomination Process

The Corporate Governance and Nominating Committee has adopted guidelines regarding the qualifications required for Board nominees. These guidelines are designed to assure that the Board of Directors is composed of successful individuals who demonstrate integrity, reliability, knowledge of corporate affairs, and an ability to work well together. Diversity in business background, area of expertise, gender and ethnicity are also considered. The criteria for director nominees include: the candidate's professional experience and personal accomplishments; the candidate's independence from the Company and management; the ability of the candidate to attend Board and committee meetings regularly and devote an appropriate amount of effort in preparation for those meetings; the candidate's ability to function as a member of a diverse group; and an understanding of the Board's governance role.

The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders. Shareholders may submit director recommendations to the Corporate Secretary, Charles River Laboratories International, Inc., 251 Ballardvale Street, Wilmington, MA 01887. Recommendations for consideration of nominees at the annual meeting of shareholders must be received not less than 120 days before the first anniversary of the date of the Company's Proxy Statement released to shareholders in conjunction with the previous year's meeting.

PROPOSAL TWO
APPROVAL OF AMENDMENT TO THE 2007 INCENTIVE PLAN

The Board of Directors believes that the continued growth of the Company depends, in large part, upon its ability to attract, motivate and retain key employees and directors, and that stock incentive awards are an important means doing so. However, even after having recently made a significant reduction of targeted stock compensation levels relative to our traditional equity compensation practices, our current pool is not likely to be sufficient to satisfy our equity compensation needs as anticipated by the original 2007 Incentive Plan (the Plan).

On February 13, 2009, the Board of Directors adopted an amendment to the Plan, subject to shareholder approval, to increase the number of shares of Common Stock available for issuance under the Plan from 6,300,000 to 8,800,000 to ensure that the Company may continue to attract and retain key employees who are expected to contribute to the Company's success. Our Plan utilizes a fungible pool concept (described in more detail below) where each share issued in connection with awards such as restricted stock and unrestricted stock that do not have option-like features (full-value awards) are counted as 2.3 units, and each share issued that is subject to options, stock appreciation rights and other awards that have option-like features and that expire seven years from the date of grant are counted as 1 unit. Accordingly, the Company and our shareholders previously approved the Plan authorizing a maximum of 6,300,000 shares or a minimum of 2,739,130 shares for issuance to eligible participants. As of December 27, 2008, only a maximum of 4,399,402 shares (and a minimum of 1,912,783 shares) remained available for grant under the 2007 Incentive Plan, and as of March 10, 2009 these share amounts were 1,296,518 (maximum) and 563,703 (minimum), respectively. The proposed increase in the number of shares authorized under the Plan is expected to enable the Company to grant stock-based awards through 2010.

Taking into account the additional 2,500,000 shares the Board has approved to be added to the Plan, depending on the forms of awards granted under the Plan, a maximum of 8,800,000 stock options or stock appreciation rights or a minimum of 3,826,086 full-value awards could be granted under the Plan. Accordingly, taking into account awards currently outstanding under our preexisting plans (as of March 10, 2009) and shares to be granted under the Plan (including the additional 2,500,000 shares), a range of approximately 8,085,436 to 10,231,294 shares may be issuable in the aggregate under all of the Company's stock plans (comprised of awards currently outstanding and shares available for future grant, but excluding the 1,042,659 unvested shares of restricted stock that are currently outstanding). No further awards are permitted to be granted under any preexisting stock option and incentive plans of the Company other than the Plan. The closing price of the Company's common stock on the NYSE on March 19, 2009 was $27.51.

The Compensation Committee's independent compensation consultant advised it on the Plan amendment. In addition to an overall evaluation of the Company's compensation practices relative to market indicators and peer group companies, the independent compensation consultant has advised the Compensation Committee that the proposed increase in the number of shares authorized under the Plan is consistent with competitive dilution statistics. The Company will continue to monitor the comparative advantages and accounting treatment of equity compensation awards going forward, in order to ensure that the Plan continues to promote retention and create incentives in a manner which benefits our shareholders.

The affirmative vote of a majority of the votes present or represented and entitled to vote at the Meeting is required to approve the proposed Plan amendment. This means that, assuming a quorum is present, the number of votes cast in favor of the proposal must exceed the number of votes cast against it. In addition, under New York Stock Exchange rules, the approval of the proposed Plan amendment requires that the total vote cast represent a majority of the total outstanding shares entitled to vote. If the amendment to the Plan is not approved by shareholders, the Company will not be able to make the proposed additional 2,500,000 shares available for issuance under the Plan.

The Board of Directors believes that the amendment to the Plan will help the Company achieve its goals by keeping its incentive compensation program dynamic and competitive with that of other companies.

The Board of Directors believes that the amended Plan, authorizing the issuance of an additional 2,500,000 shares of common stock, is in the best interest of the Company and its shareholders and recommends a vote "FOR" the approval of the Plan.

Summary of the Plan

The following is a brief summary of the material terms of the Plan, as proposed. This summary is qualified in its entirety by reference to the Plan, a copy of which is attached as *Appendix A* to the electronic version of this Proxy Statement as filed with the SEC and may be accessed from the SEC's website (www.sec.gov). In addition, a hard copy may be obtained by making a written request to the Corporate Secretary of the Company.

General

The Company's Board of Directors and the shareholders approved the Plan in 2007. At that time, a total of 6,300,000 shares of Common Stock were reserved for issuance under the Plan. The Plan may be amended by the Board of Directors or the Compensation Committee, provided that any amendment which requires shareholder approval in order to ensure continued qualification under the NYSE rules, favorable federal income tax treatment for any incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and for awards to be eligible for the performance-based exception under Code Section 162(m), is subject to obtaining such shareholder approval. The Board of Directors has voted to approve an amendment to the Plan to increase by 2,500,000 the aggregate number of shares of Common Stock that may be delivered in satisfaction of awards under the Plan. As of the end of fiscal 2008, the market value of the total number of additional shares to be reserved for issuance under the Plan pursuant to the proposed amendment was $62,550,000. The Plan is being submitted for shareholder approval at the Meeting to ensure qualification of the Plan under the NYSE rules and Sections 422 and 162(m) of the Code.

Eligibility to Receive Awards

All employees, non-employee directors and individuals providing services to the Company or its affiliates (approximately 8,700 people as of March 1, 2009) are potentially eligible to participate in the Plan. Eligibility for incentive stock options is limited to those individuals whose employment status would qualify them for the tax treatment of Sections 421 and 422 of the Code. Participants are not required to provide consideration to the Company or its affiliates for the grant or extension of awards under the Plan, other than to provide services to the Company or its affiliates.

New Plan Benefits

The granting of awards under the Plan is discretionary, and the Company cannot now determine the number or type of awards to be granted in the future to any particular group or person. The following table reflects the number of awards which were granted under the Plan during fiscal year 2008 to the individuals and groups of individuals described therein:

2007 Incentive Plan (amended)

Name and Position	Number of Stock Options	Number of Shares of Restricted Stock	Number of Performance Awards(1)
James C. Foster Chairman, President and Chief Executive Officer	79,900	28,100	10,175
Thomas F. Ackerman Corporate Executive Vice President and Chief Financial Officer	26,100	9,150	6,177
Real H. Renaud Corporate Executive Vice President and President, Global Research Models and Services	29,500	10,350	1,775
David P. Johst Corporate Executive Vice President, Human Resources, General Counsel & Chief Administrative Officer	26,100	9,150	1,775
Nancy A. Gillett Corporate Executive Vice President and President, Global Preclinical Services	27,800	9,750	1,775
All current executive officers as a group	196,300	68,900	22,177
All current non-employee directors as a group	65,000	22,000	0
Company employees other than current executive officers, as a group	558,900	229,825	6,865

(1) The amounts in this column reflect the actual payout in February 2009 based upon the achievement of the 12 month performance-based criteria. Initial awards in February 2008 were granted with the expectation that actual payouts were to be within a range of 0%-125% of these amounts. For additional discussion regarding performance awards, please see the section of this proxy statement below entitled "—Description of Awards".

Administration of the Plan

The Compensation Committee administers the Plan. Subject to the provisions of the Plan, the Compensation Committee determines the persons to whom awards will be granted, the number of shares to be covered by each stock award and the terms and conditions upon which each of the awards may be granted including vesting periods and transferability.

Available Shares

Subject to adjustment upon certain corporate transactions or events, as proposed, up to a maximum of 8,800,000 shares of common stock (the Fungible Pool Limit) may be subject to stock options, restricted stock, stock appreciation rights, unrestricted stock, deferred stock and other equity-based awards under the Plan. Each share issued or to be issued in connection with awards such as restricted stock and unrestricted stock that do not have option-like features (full-value awards) shall be counted against the Fungible Pool Limit as 2.3 units. Each share issued or to be issued that is subject to options, stock appreciation rights and other awards that have option-like features and that expire seven years from the date of grant shall be counted against the Fungible Pool Limit as 1 unit. Awards not denominated in shares shall not count against the Fungible Pool Limit.

Shares that are forfeited or cancelled shall not be considered to have been delivered under the Plan, but shares retained by the Company in satisfaction of the exercise price or tax withholding requirements of an award will be considered to have been delivered under the Plan. The Compensation

Committee will administer the appropriate methodology for calculating the number of shares of common stock issued pursuant to the Plan in accordance with the foregoing.

Description of Awards

The Plan provides for a number of awards including stock options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock, cash performance awards and grants of cash made in connection with other awards in order to help defray in whole or in part the economic cost (including tax cost) of the award to the participant. In addition, the Plan provides that certain awards may be designated as performance awards if they are related to a performance period determined at the time of grant.

Stock Options

Stock options under the Plan may be either (1) options intended to qualify as "incentive stock options" under Section 422 of the Code, or (2) non-qualified stock options. Incentive stock options may be granted under the Plan to employees of the Company and its affiliates. Non-qualified stock options may be granted to employees of the Company and its affiliates, consultants and directors.

In accordance with federal tax laws, the aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options which first become exercisable in any calendar year under any incentive stock option of the Company may not exceed $100,000 calculated individually for each option holder. Options granted under the Plan may not be granted at a price less than the fair market value of the common stock on the date of grant, or 110% of fair market value in the case of incentive stock options granted to an employee holding 10% or more of the voting stock of the Company. The Compensation Committee determines the exercise price of each stock option provided that each option must have an exercise price that is not less than the fair market value of the common stock on the date of grant.

Stock Appreciation Rights (SARs)

SARs are rights entitling the holder upon exercise to receive cash or stock, as the Compensation Committee determines, equal to a function (determined by such factors as the Compensation Committee deems appropriate) of the amount by which the stock has appreciated in value since the date of the award. The Compensation Committee determines the exercise price of each SAR provided that each SAR must have an exercise price that is not less than the fair market value of the common stock on the date of grant.

Restricted Stock

Restricted stock is an award of stock subject to restrictions requiring that such stock be redelivered to the Company if specified conditions are not satisfied.

Unrestricted Stock

Unrestricted stock is an award of stock not subject to any restrictions under the Plan.

Deferred Stock

Deferred stock is a promise to deliver stock or other securities in the future on specified terms described in each deferred stock agreement.

Cash Performance Awards

A cash performance award is a performance award payable in cash.

Performance Awards

A performance award refers to an award granted to employees where receipt of an underlying final award is dependent upon satisfaction of specified performance criteria. At the beginning of each performance period, targeted performance levels will be established at which a target performance award may be earned, with a threshold or minimum performance level below which no award will be paid, and a maximum beyond which no additional amounts will be paid. The percentage of each performance award that will become a final award will be determined by the Compensation Committee on the basis of the performance goals established and the performance achieved. A final award may be less than or greater than 100% of the performance award. Final awards may relate to, and upon vesting be paid in the form of, restricted stock, unrestricted stock, deferred stock, cash performance awards or cash (or any combination). Payment of final awards will be contingent upon the participant continuing to render services to the Company at such time (unless this condition is waived by the Compensation Committee).

Vesting and Exercisability

The Compensation Committee determines the time or times at which awards under the Plan will vest or become exercisable and the terms on which an award will remain exercisable. However, as discussed below, there are certain minimum vesting periods for issuances of full-value awards.

Repricings

Options and SARs may not be repriced, or replaced or repurchased for cash, without shareholder approval.

Transferability of Awards

No award granted under the Plan is transferable by the holder except by will or by the laws of descent and distribution.

Certain Share Limits on Awards under the Plan

Full-Value Award Limitations

All full-value awards that are not performance-based shall vest over a period of time at least three years or more from the date of grant and all performance-based full-value awards shall be subject to the attainment of performance objectives which require at least 12 months to achieve. However, full-value awards aggregating not more than 5% of the number of shares reserved for issuance under the Plan, as well as full-value awards to outside directors, may be awarded without regard to such vesting requirements.

Individual Award Limitations

The maximum number of shares of stock for which stock options may be granted to any person annually from and after adoption of the Plan and prior to March 22, 2017, the maximum number of shares of stock subject to SARs granted to any person annually during such period and the aggregate maximum number of shares of stock subject to other awards that may be delivered (or the value of which may be paid) to any person annually during such period, shall each be 2,000,000. For purposes of the preceding sentence, the repricing of a stock option or SARs will be treated as a new grant to the extent required under Section 162(m), assuming that the repricing is permitted by shareholders. Subject to these limitations, each person eligible to participate in the Plan will be eligible to receive awards covering up to the full number of shares of stock then available for awards under the Plan. No awards may be granted under the Plan after March 22, 2017, but previously granted awards may extend beyond that date.

In addition, no more than $3,000,000 may be paid to any individual with respect to any cash performance award (other than an award expressed in terms of shares of stock or units representing stock). In applying the dollar limitation of the preceding sentence, multiple cash performance awards to the same individual that are determined by reference to performance periods of one year or less ending with or within the same fiscal year of the Company shall be subject in the aggregate to the $3,000,000 limit. Multiple cash performance awards to the same individual that are determined by reference to one or more multi-year performance periods ending in the same fiscal year of the Company are not included in the limit described above; instead, they are subject in the aggregate to a separate $3,000,000 limit.

Reclassification of Stock

Under the Plan, if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the Compensation Committee will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan and to the maximum share limits described above, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, including any exercise prices relating to the awards and any other provision of awards affected by such change.

Certain Transactions

If the Company undergoes any of (1) a consolidation or merger in which the Company is not the surviving corporation or which results in any individual, entity or "group" acquiring the beneficial ownership directly or indirectly of more than 50% of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (2) a sale or transfer of all or substantially all the Company's assets, or (3) a dissolution or liquidation of the Company (each a Covered Transaction), all outstanding awards under the Plan shall vest and, if relevant, become exercisable, all performance criteria and other conditions to any award shall be deemed satisfied, and all deferrals measured by reference to or payable in shares of stock shall be accelerated. Upon consummation of a Covered Transaction, all awards then outstanding and requiring exercise or delivery shall terminate unless assumed by an acquiring or surviving entity or its affiliate as provided below. In the event of a Covered Transaction, the Compensation Committee may provide for substitute or replacement awards from, or the assumption of awards by, the acquiring or surviving entity or its affiliates on such terms as the Compensation Committee determines.

Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences of the issuance and exercise of awards under the Plan under U.S. federal income tax laws as currently in effect:

Incentive Stock Options

An optionee is generally not taxed on the grant or exercise of an incentive stock option. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be considered an adjustment for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon the exercise of an incentive stock option for at least two years following grant and at least one year following exercise, the optionee's gain (or loss), if any, upon a subsequent disposition of such shares is a capital gain (or loss). The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to exercise of an incentive stock option before satisfying the one and two-year holding periods described above, the optionee will recognize both ordinary income and capital gain (or loss) in the year of disposition. The amount of the ordinary income will be the lesser of (1) the amount realized on disposition less the optionee's adjusted basis in the stock (usually the exercise price) or (2) the difference between the fair market value of the stock on the exercise date and the exercise price. The balance of the consideration received on such a disposition will be short-term capital gain or long-term capital gain depending on the holding period of the share. The Company is not entitled to an income tax deduction on the grant or exercise of an incentive stock option or on the optionee's disposition of the shares after satisfying the required holding periods described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the optionee disposes of the shares, in an amount equal to the ordinary income recognized by the optionee.

Non-Qualified Stock Options

The grant of a non-qualified option will not result in taxable income to the optionee or deduction to the Company at the time of grant. The optionee will recognize taxable compensation, and the Company will have a corresponding deduction, at the time of exercise in the amount of the excess of the then fair market value of the shares acquired over the exercise price, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon disposition of the shares, the optionee will generally realize capital gain or loss, and the optionee's basis for determining gain or loss will be the sum of the exercise price paid for the shares plus the amount of compensation income recognized on exercise of the option.

Stock Appreciation Rights

The amount of any cash or the fair market value of any stock received by a participant upon the exercise of SARs under the Plan will be subject to ordinary income tax in the year of receipt, and the Company will be entitled to a deduction for such amount.

Restricted Stock

A participant who receives restricted stock will recognize no income on the grant of the restricted stock and the Company will not qualify for any deduction, unless the election described below is made by the participant. At the time the restricted stock is no longer subject to a substantial risk of forfeiture, a participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the restricted stock at the time the restriction lapses over the consideration paid for the restricted stock, if any. The holding period that determines whether the participant has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis for the shares will generally be the fair market value of the shares on such date.

A participant may elect, under Section 83(b) of the Code, within 30 days of his or her receipt of the restricted stock, to recognize ordinary compensation income on the date of transfer in an amount equal to the excess, if any, of the fair market value on the date of such transfer of the shares of restricted stock, determined without regard to certain restrictions, over the consideration paid for the restricted stock, if any. If a participant makes such election and thereafter forfeits the shares, no ordinary loss deduction will be allowed. Such forfeiture will be treated as a sale or exchange upon which there is realized loss equal to the excess, if any, of the consideration paid for the shares over the amount realized on such forfeiture. Such loss will be a capital loss if the shares are capital assets. If a participant makes an election under Section 83(b), the holding period will commence on the day after the date of receipt and the tax basis will equal the fair market value of shares, determined without regard to the restrictions, on the date of transfer. On a disposition of the shares, a participant will recognize gain or loss equal to the difference between the amount realized and the tax basis for the shares.

Whether or not the participant makes an election under Section 83(b), the Company generally will qualify for a deduction, subject to the reasonableness of compensation limitation, equal to the amount that is taxable as ordinary income to the participant, in its taxable year in which such income is included in the participant's gross income. The income recognized by the participant will be subject to applicable withholding tax requirements.

Dividends paid on restricted stock that is subject to a substantial risk of forfeiture generally will be treated as compensation that is taxable as ordinary compensation income to the participant and will be deductible by the Company subject to the reasonableness limitation. If, however, the participant makes a Section 83(b) election, the dividends will be treated as dividends and taxable as ordinary income to the participant, but will not be deductible by the Company.

Unrestricted Stock

Upon receiving an award of unrestricted stock under the Plan, the participant will realize ordinary income to the extent of the fair market value (determined at the time of transfer to the employee) of such shares, over the amount, if any, paid by the employee for the shares. Such taxable amounts will be deductible as compensation by the Company.

Deferred Stock

A participant who receives an award of deferred stock will recognize no income on the grant of such award. However, he or she will recognize ordinary compensation income on the transfer of the deferred stock. If at the time of transfer the stock received is subject to a substantial risk of forfeiture, the tax treatment will be the same as discussed above under the caption "—Restricted Stock." In such event, a participant may make a Section 83(b) election described above at the time of transfer.

Cash Performance Awards

Generally, a participant will recognize ordinary income and the Company will be entitled to a deduction (and will be required to withhold federal income taxes) with respect to such cash awards at the earliest time at which the participant has an unrestricted right to receive the amount of such cash payment.

Code Section 162(m) provides that the deduction by a publicly held corporation for compensation paid in a taxable year to the chief executive officer and the three other most highly compensated executive officers of the corporation is limited to $1 million per each individual officer. For purposes of Section 162(m), compensation which meets the requirements of "qualified performance-based compensation" is not subject to the deductibility limitation. The Company believes that awards under the Plan may be able to meet such requirements. However, there can be no assurance that such compensation under the Plan will be fully deductible under all circumstances.

This general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the Plan. Different tax rules may apply to specific participants and transactions under the Plan, particularly in jurisdictions outside the United States.

Equity Compensation Plan Information

The following table summarizes, as of December 27, 2008, the number of options issued under the Company's stock option plans and the number of options available for future issuance under these plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plan approved by security holders:			
Charles River 2000 Incentive Plan	3,459,396	$41.28	174,618
Charles River 1999 Management Incentive Plan	30,754	$14.52	15,617
Inveresk 2002 Stock Option Plan	136,305	$28.00	—
2007 Incentive Plan	915,765(1)	$58.25	4,399,402
Equity compensation plans not approved by security holders	—	—	—
Total	4,542,220(2)	$43.34	4,589,637(3)

(1) Includes shares payable under our performance awards granted in fiscal year 2008 under our 2007 Incentive Plan, utilizing 100% target award level of 61,100 shares; actual awards granted in February 2009 differ from this number. The weighted-average exercise prices in column (b) do not take these performance awards into account.

(2) None of the options outstanding under any equity compensation plan of the Company include rights to any dividend equivalents (i.e., a right to receive from the Company a payment commensurate to dividend payments received by holders of common stock or other equity instruments of the Company).

(3) On March 22, 2007, the Board of Directors determined that, upon approval of the 2007 Incentive Plan, no future awards would be granted under the preexisting equity compensation plans, including the Charles River 1999 Management Incentive Plan and the Charles River 2000 Incentive Plan. Shareholder approval was obtained on May 8, 2007. Previously, on February 28, 2005, the Board of Directors terminated the Inveresk 2002 Stock Option Plan to the extent that no further awards would be granted thereunder.

In February and early March 2009 the Company issued its annual equity compensation awards to its employees. Accordingly, the following table summarizes, as of March 10, 2009, the updated number of options issued under the Company's stock option plans and the updated number of options available for future issuance under these plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plan approved by security holders:			
Charles River 2000 Incentive Plan	3,374,320	$41.25	272,425
Charles River 1999 Management Incentive Plan	30,754	$14.52	15,617
Inveresk 2002 Stock Option Plan	135,882	$28.05	—
2007 Incentive Plan	2,893,820	$34.47	1,296,518
Equity compensation plans not approved by security holders	—	—	—
Total	6,434,776(1)	$37.80	1,584,560(2)

(1) None of the options outstanding under any equity compensation plan of the Company include rights to any dividend equivalents (i.e., a right to receive from the Company a payment commensurate to dividend payments received by holders of common stock or other equity instruments of the Company).

(2) On March 22, 2007, the Board of Directors determined that, upon approval of the 2007 Incentive Plan, no future awards would be granted under the preexisting equity compensation plans, including the Charles River 1999 Management Incentive Plan and the Charles River 2000 Incentive Plan. Shareholder approval was obtained on May 8, 2007. Previously, on February 28, 2005, the Board of Directors terminated the Inveresk 2002 Stock Option Plan to the extent that no further awards would be granted thereunder.

The following table provides additional information regarding the aggregate issuances under the Company's existing equity compensation plans as of March 10, 2009.

Category	Number of securities outstanding	Weighted-average exercise price	Weighted average term
	(a)	(b)	(c)
Total number of restricted shares outstanding(1)	1,042,659	$ —	—
Total number of options outstanding	6,434,776	$37.80	5.48

(1) For purposes of this table, only unvested restricted stock as of March 10, 2009 is included. Also for purposes of this table only, the total includes 91,579 restricted stock units granted to certain employees of the Company outside of the United States.

PROPOSAL THREE
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 26, 2009 and the effectiveness of the Company's internal control over financial reporting as of December 26, 2009. PricewaterhouseCoopers LLP was the Company's independent registered public accounting firm for the fiscal year ended December 27, 2008 and audited the Company's financial statements for the fiscal year ended December 27, 2008 and the effectiveness of the Company's internal control over financial reporting as of December 27, 2008. The Audit Committee proposes that the shareholders ratify this appointment for the fiscal year ending December 26, 2009. The Company expects that a representative of PricewaterhouseCoopers LLP will be present at the Meeting, with the opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

In the event that ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company is not obtained at the Meeting, the Audit Committee will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the Meeting is required to ratify the appointment of the independent registered public accounting firm.

Statement of Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements for the years ended December 27, 2008 and December 29, 2007, and fees for other services rendered by PricewaterhouseCoopers LLP during those periods.

	2008	2007
Audit fees(1)	$2,996,907	$2,840,318
Audit-related fees(2)	1,009,232	112,759
Tax fees(3)	538,834	256,680
All other fees(4)	6,000	6,000
Total(5)	$4,550,973	$3,215,757

(1) Audit fees consisted of work performed in the integrated audit of the Company's annual consolidated financial statements filed on Form 10-K, audit activity directly related to Section 404 of the Sarbanes-Oxley Act of 2002, reviews of the Company's quarterly condensed consolidated financial statements filed on Forms 10-Q, and the audits of statutory financial statements of certain foreign subsidiaries. All such services were approved in advance by the Audit Committee.

(2) Audit-related fees consisted principally of fees for financial due diligence services for potential acquisitions, consultations regarding information system controls and work performed in the audit of the Company's employee benefit plans. All such services were approved in advance by the Audit Committee.

(3) Tax fees related to tax compliance, consulting, and tax return preparation. All such services were approved in advance by the Audit Committee.

(4) All other fees consisted of fees for an accounting research tool. All such services were approved in advance by the Audit Committee.

(5) None of the non-audit services constitute a prohibited activity for the Company's independent auditor under the Sarbanes-Oxley Act of 2002 or related SEC or NYSE regulations.

Policy and Procedures on Engagement and Retention of the Independent Auditor for Audit, Audit-Related and Non-Audit Services

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the Company's independent auditor. In recognition of this responsibility, the Audit Committee has established a policy for pre-approving all audit and permissible non-audit services provided by its independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits to the Audit Committee for approval a summary of services expected to be rendered during that year for all such services. Prior to engagement, the Audit Committee pre-approves a budget for each category of services. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget, quarterly and by category of service. Additional service engagements that exceed these pre-approved limits must be submitted to the Audit Committee for pre-approval. The Audit Committee of the Board of Directors has considered whether the provision of the services described above under the captions "tax fees" and "all other fees" is compatible with maintaining PricewaterhouseCoopers LLP's independence. The Audit Committee has concluded that these services do not compromise PricewaterhouseCoopers LLP's independence.

The Audit Committee recommends a vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 26, 2009.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information as of March 1, 2009, with respect to the beneficial ownership of shares of the Company's common stock by (1) each person known to the Company to own beneficially more than 5% of the outstanding shares of common stock, (2) each current director and nominee for director of the Company, (3) each of the executive officers listed in the Summary Compensation Table set forth below under the caption "Compensation of Executive Officers" (the named executives), and (4) the current directors and executive officers of the Company as a group. As of March 1, 2009, there were 66,863,036 shares of common stock outstanding.

Name of Beneficial Owner	Number of Shares beneficially owned as of March 1, 2009	Percentage of Shares Outstanding
5% Shareholders		
Capital World Investors	5,555,000(1)	8.3%
FMR Corp.	5,476,030(2)	8.1%
Goldman Sachs Asset Management	4,231,068(3)	6.3%
Neuberger Berman Inc.	4,198,620(4)	6.3%
Wellington Management Company, LLP	3,613,610(5)	5.4%
Named Executive Officers		
James C. Foster	1,094,955(6)	1.6%
Thomas F. Ackerman	244,851(7)	*
Real H. Renaud	208,864(8)	*
David P. Johst	290,385(9)	*
Nancy A. Gillett	76,170(10)	*
Outside Directors		
Nancy T. Chang	34,000(11)	*
Stephen D. Chubb	57,773(12)	*
Deborah T. Kochevar	3,000(13)	*
George E. Massaro	43,463(14)	*
George M. Milne, Jr.	44,000(15)	*
C. Richard Reese	13,500(16)	*
Douglas E. Rogers	13,349(17)	*
Samuel O. Thier	36,400(18)	*
William H. Waltrip	62,773(19)	*
All executive officers and directors as a group (15 persons)	2,298,984(20)	3.36%

* Less than 1%.

(1) The information reported is based on a Schedule 13G filed with the SEC on February 13, 2009, by Capital World Investors, a division of Capital Research and Management Company. Capital World Investors has sole voting power with respect to 4,055,000 of the shares reported and sole dispositive power with respect to all of the shares reported in the table. The address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071. Capital World Investors disclaims beneficial ownership of the shares reported in the table.

(2) The information reported is based on a Schedule 13G/A filed with the SEC on January 12, 2009, by FMR LLC, the parent company of Fidelity Management & Research Company (FMR Corp). FMR LLC has sole dispositive power with respect to all of the shares reported and sole voting power with respect to 834,990 shares reported in the table. FMR Corp states that it is the beneficial owner of 4,621,010 shares reported in the table as a result of acting as investment adviser to various investment companies. The address of FMR LLC. is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) The information reported is based on a Schedule 13G filed with the SEC on February 5, 2008, by Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (together, Goldman Sachs Asset Management). Each of Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman Sachs Asset Management has shared voting and shared dispositive power with respect to all of the shares reported in the table. The address of Goldman Sachs Asset Management is 32 Old Slip, New York, NY 10005.

(4) The information reported is based on a Schedule 13G/A filed with the SEC on February 12, 2009, by Neuberger Berman Inc. Neuberger Berman has shared dispositive power with respect to all of the shares reported in the table, sole voting power with respect to 2,239,803 of the shares reported in the table, and shared voting power with respect 1,203,000 shares reported in the table. The address of Neuberger Berman is 605 Third Avenue, New York, New York 10158.

(5) The information reported is based on a Schedule 13G/A filed with the SEC on February 17, 2009, by Wellington Management Company, LLP. Wellington Management has shared voting power with respect to 3,034,710 of the shares reported and shared dispositive power with respect to all of the shares reported in the table. The address of Wellington Management is 75 State Street, Boston, MA 02109.

(6) Includes 792,932 shares of common stock subject to options held by Mr. Foster that are exercisable within 60 days of March 1, 2009.

(7) Includes 153,081 shares of common stock subject to options held by Mr. Ackerman that are exercisable within 60 days of March 1, 2009.

(8) Includes 128,631 shares of common stock subject to options held by Mr. Renaud that are exercisable within 60 days of March 1, 2009.

(9) Includes 208,778 shares of common stock subject to options held by Mr. Johst that are exercisable within 60 days of March 1, 2009.

(10) Includes 15,413 shares of common stock subject to options held by Dr. Gillett that are exercisable within 60 days of March 1, 2009.

(11) Includes 8,500 shares of common stock subject to options held by Dr. Chang that are exercisable within 60 days of March 1, 2009.

(12) Includes 30,000 shares of common stock subject to options held by Mr. Chubb that are exercisable within 60 days of March 1, 2009.

(13) Includes 0 shares of common stock subject to options held by Dr. Kochevar that are exercisable within 60 days of March 1, 2009.

(14) Includes 30,000 shares of common stock subject to options held by Mr. Massaro that are exercisable within 60 days of March 1, 2009.

(15) Includes 30,000 shares of common stock subject to options held by Dr. Milne that are exercisable within 60 days of March 1, 2009.

(16) Includes 8,500 shares of common stock subject to options held by Mr. Reese that are exercisable within 60 days of March 1, 2009.

(17) Includes 6,000 shares of common stock subject to options held by Mr. Rogers that are exercisable within 60 days of March 1, 2009.

(18) Includes 30,000 shares of common stock subject to options held by Dr. Thier that are exercisable within 60 days of March 1, 2009.

(19) Includes 30,000 shares of common stock subject to options held by Mr. Waltrip that are exercisable within 60 days of March 1, 2009.

(20) Includes 1,521,293 shares of common stock subject to options exercisable within 60 days of March 1, 2009. None of the 2,298,984 shares reflected have been pledged as security.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers, and persons who own more than 10% of the common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the common stock and other equity securities of the Company. Officers, directors and such beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 27, 2008, all Section 16(a) filing requirements applicable to its officers, directors and such beneficial owners were complied with.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of the Company's compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. Charles River specifically cautions investors not to apply these statements to other contexts.

Overview

Our success depends on the continued services of our senior management team, as well as the retention of other members of management and key personnel. Ultimately, loss of the services of these individuals, as well as the failure to recruit additional managerial, scientific and technical talent in a timely manner, could harm our business. With these considerations in mind, the Compensation Committee (referred to in this section of the Proxy Statement as the Committee) has overseen the development, implementation and administration of the Company's Executive Compensation Program (the Compensation Program or Program) described below.

While the description of our Compensation Program is focused on our fiscal 2008 executive compensation, we believe it is useful to recognize significant changes to the Program that the Company and the Compensation Committee have implemented effective with the start of 2009. As part of its evaluation of the Company's Program in the second half of 2008, the Compensation Committee, with the assistance of outside independent compensation consultants, reviewed the competitive market data for our executive pay packages and determined that certain elements should be moderated on a going-forward basis. These changes have been primarily manifested through a reduction in our targeted total long-term equity incentive amounts, and correspondingly a reduction in the targeted total direct compensation range, as described more fully below.

During the second half of 2008, demand for our products and services decelerated, which we attribute primarily to emerging factors, including: business restructuring and reprioritization of pipelines by pharmaceutical and biotechnology clients, which led to significant and accelerating study slippage and delays; lack of funding for biotechnology customers; and tight cost controls at our clients resulting in more measured spending and some pricing pressure. Accordingly, our 2009 expectations reflect softer market demand, particularly for preclinical services. For additional discussion of the factors that we believe are influencing demand from our customers, please see the section entitled "Our Strategy" in our Annual Report on Form 10-K filed with the SEC on February 23, 2009.

We have used this period of market uncertainty to streamline our operations, and have implemented actions to improve our operating efficiency, some of which impact our executive compensation practices. These actions include:

- initiating a hiring freeze;

- implementing a salary freeze for a substantial percentage of our workforce, including all senior incentive-eligible employees (including all of the named executives listed in the Summary Compensation Table);
- continuing tight control of discretionary spending; and
- implementing a headcount reduction affecting 3% of our total workforce (predominately in our PCS business segment), including the closure of our Arkansas facility.

The combination of current market conditions and the recent comparative evaluation of our executive pay practices by the Committee has naturally influenced our approach to the 2009 Compensation Program. For instance, in addition to the salary freeze for our named executives, we:

- reduced the targeted total Long-Term Equity Incentive awards to the 50th percentile (previously, it was the 75th percentile);
- reduced the targeted Total Direct Compensation percentile range to the 50th-55th percentile (previously, the range was 65th-75th percentile);
- allowed for no discretionary upward adjustment to our 2008 Annual Cash Incentive Awards paid in February 2009; and
- determined that, in 2009, we would not grant any new performance awards as a component of our Long-Term Equity Incentive awards in order to ensure that management's focus in 2009 is appropriately aligned with meeting near-term challenges of the Company.

In addition, the implementation of the salary freeze in 2009 is also viewed by the Committee as a mechanism to better align the targeted cash compensation of our named executives with the targeted 55th-60th percentile for Total Short-Term Cash Compensation.

We believe that these adjustments to our Program in their totality are appropriate in light the current economic and market environments, recent executive compensation trends, and are consistent with the non-compensatory actions that the Company has taken recently. Furthermore, the increased focus on short-term financial and operational objectives properly aligns management's incentives with the interests of our shareholders in meeting the specific challenges for 2009.

Because we still maintain a balanced compensation approach featuring a variety of elements designed to achieve the Company's short and long-term objectives, we do not believe that the Program is structured to promote inappropriate risk-taking by our executives, nor do we believe that a focus on near-term challenges in 2009 will ultimately detract from our ability to progress toward our long-term objectives. Our Program has always been designed to ensure that long-term incentives are a significant element of core compensation (as described below, approximately 78% of our named executives' core compensation in 2008 was tied to performance, with a heavy proportion of that focused on long-term equity compensation). In addition, specific elements of the Program operate to moderate risk-taking behavior. For instance, our annual cash incentive award program has maximum limits of payout that can be attained, and our stock ownership guidelines are designed to encourage our executives to be focused on achieving steady growth over an extended period of time. Furthermore, we believe that in evaluating and approving specific individualized performance goals for our executives, the Compensation Committee is cognizant of and sensitive to the need to properly align management's incentives with the overall strategic objectives of the Company, and by carefully designing and objectively defining these various performance goal targets, the Committee strives to ensure that excessive risk-taking is not rewarded.

Separate from the more recent compensation adjustments, earlier in 2008, the Company decided to freeze benefits available under its U.S. defined benefit plan for all participants (including the named executives); however, we intend to maintain this supplemental compensation element until the pension plan expires or is terminated. While defined benefit programs have been historically more commonplace, like many other public companies we have gradually shifted towards defined contribution programs, and freezing the existing benefits under the pension plan was viewed as being another incremental step in this direction.

The changes to the Program made during 2008 and in early 2009 reflect our flexibility in responding to changing market conditions, investor sentiment, and executive compensation standards. At the same time we believe it is important to maintain consistency in our compensation philosophy and approach. While the Committee and our management team understand the impact that the current economic conditions and the Company's operating performance have had on our stock price, it is important to us that the elements of the Program continue to incentivize management toward the proper near-term and long-term operating goals, which may or may not be immediately translated into appreciation in Charles River's stock price.

Objectives of the Compensation Program

The Committee, which is composed entirely of independent directors, reviews and monitors the Compensation Program and compensation policies by reference to specific objectives which are established in accordance with its charter (a copy of the Committee's charter is available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption). The Committee recognizes the importance of establishing clear objectives for the Company's Compensation Program and the value of comparatively evaluating current and proposed compensation policies and practices in terms of their relative effectiveness in advancing those objectives. In keeping with the Company's philosophy that the Compensation Program should appropriately align executive compensation with both the short and long-term performance of the Company, the Committee has determined that the Compensation Program should achieve the following objectives:

Objective	Mechanism for Achievement
Attract and Retain Superior Talent	Offer appropriately competitive compensation packages to talented executives, managers, scientists and technical personnel who meet our ongoing organizational needs. Ensure that we continue to have access to, and be seen as an attractive employer for, such talent.
Support the Achievement of Desired Levels of Company Performance	Create meaningful incentives for individuals to achieve established and clearly communicated key financial and strategic goals, at each of the Company, business segment, and business unit levels.
Align the Interests of Executives with the Long-Term Interests of Shareholders	Require a significant amount of each executive's total compensation package to be dependent on corporate performance and other specific measures that ultimately impact shareholder value.
Differentially and Meritoriously Reward Individual Performance	Provide additional remuneration to high-level performers, while limiting overall compensation payable to individuals whose performance is determined to be substandard for the relevant performance period. Ensure that individual compensation is aligned with individual levels of contribution, while simultaneously promoting achievement of broader Company performance objectives.
Promote Accountability	Continue our long-standing practice of not entering into employment agreements with our U.S.-based corporate executive officers, including all of our named executives, so that each is considered an "at will" employee, similar to virtually all of our approximately 8,700 employees. Evaluate performance without concern for the constraints that an employment agreement might impose on the Company and, in conjunction with our merit-based compensation elements, hold each executive officer accountable for his or her respective performance and contributions to the Company.

In furtherance of these objectives, the reward structure underlying the Compensation Program is specifically designed to encourage the following employee behaviors that are expected to (and have historically proven to) heighten individual and Company performance levels and, ultimately, to enhance shareholder value:

Desired Behaviors	Compensation Elements
Achievement of Short-Term Financial Objectives	• Annual Cash Incentive Awards—primarily determined through a combination of several financial performance measures and indicators to assess short-term performance
Focus on Key Short-Term (non-financial) Deliverables Designed to Enhance Long-Term Strategic Positions	• Annual Cash Incentive Awards—depending on strategic imperatives, may be based on ability to provide key deliverables identified by their strategic importance, level of complexity, or the intensity of effort required to achieve desired outcomes • Performance Awards (within the Long-Term Equity compensation element)—contingent on achievement of individualized and highly challenging goals over a 12 month performance-based period which further the Company's strategic long-term objectives
Focus on Long-Term Stock Appreciation	• Stock Option and Restricted Stock Grants issued with time vesting provisions (currently 4 years) • Stock Ownership Guidelines for Officers require executives to maintain specified levels of stock ownership in the Company
Promoting Retention	• Stock Option and Restricted Stock Grants issued with time vesting provisions • Deferred Compensation Program includes Company contributions with a time vesting provision • Voluntary termination involves forfeiture of previously granted long-term compensation
Balanced Focus on Company, Business Segment and Business Unit Objectives	• Annual Cash Incentive Awards and Performance Awards each incorporate differential weighting of incentives to motivate desired behaviors in those areas where they are expected to yield the greatest return for the Company

Compensation Elements

The Company's Compensation Program for members of senior management (including the Chief Executive Officer and the other four executives who are identified in the Summary Compensation Table below (our named executives)) for fiscal year 2008 (as well as for the current fiscal year) consisted of the following core and supplemental elements:

Core Elements	Supplemental Elements
• Base salary • Annual cash incentive awards • Long-term equity incentive awards • Other Benefits and Perquisites	• Company contributions to the Deferred Compensation Plan • Termination and Change of Control Agreements • Retirement Plans

The core elements of compensation are typically those which the Committee evaluates on an annual basis, while the supplemental elements are programs or arrangements that the Company has installed for strategic reasons which may potentially provide additional compensation to an executive.

Annual base salary represents a relatively small (less than 20%) portion of our named executives' core compensation. In fact, on average approximately 78% percent of target annual compensation for our named executives varies based on the Company's performance, reflecting the Committee's focus on ensuring that senior management is appropriately rewarded for actual performance achievements. The following chart shows the 2008 total core compensation mix, based on targeted (not actual) compensation, except that the values of perquisites and other benefits are based on actual amounts.

Compensation Element	Foster	Ackerman	Renaud	Johst	Gillett	*Average*
Long-Term Equity Incentive Awards	68.2%	63.0%	63.3%	63.4%	65.6%	*64.7%*
Annual Cash Incentive Awards	14.5	13.5	13.5	13.6	13.1	*13.6*
Base Salary	14.5	19.2	19.3	19.4	18.7	*18.2*
Other (Benefits and Perquisites)	2.9	4.3	3.8	3.7	2.6	*3.5*

Total Compensation Strategy and Peer Group

The Committee attempts to adhere to a methodology that provides total core compensation to our named executives' that is targeted to the market and refers to an applicable peer group of companies which are similar in size, industry and stage of development to the Company (the peer group). The peer group includes companies that primarily provide preclinical products and services to pharmaceutical and biotechnology companies and other companies in the biotechnology industry. We draw upon data for comparable companies from public disclosures for the companies in the peer group and from reputable ongoing compensation surveys of similarly sized companies in both of the industries listed above. Each year the Committee, with the input and guidance from the Committee's outside consultants, Pearl Meyer & Partners, reviews and approves the peer group as well as a Target Total Compensation Strategy which determines the targeted market percentile for each element of compensation, as well as the relative weighting of such elements. For additional discussion regarding the role of the outside consultants in the executive and director compensation process, see the section of this Proxy Statement above entitled "The Board of Directors and its Committees—Compensation Committee."

For the fiscal year 2008, the companies in the peer group included the following: Applera Corporation, Cephalon, Inc., Covance Inc., Invitrogen Corporation (n/k/a Life Technologies Corp.), MDS Inc., Millennium Pharmaceuticals, Millipore Corporation, PerkinElmer Inc., Pharmaceutical Product Development, Inc., Sepracor Inc., and Waters Corporation. The peer group is primarily comprised of similarly sized companies operating in the area of life sciences and drug discovery and development. For the fiscal year 2009, the companies in the peer group included the following: Applied Biosystems Inc. (n/k/a Life Technologies Corp.), Beckman Coulter, Inc., Biogen Idec, Inc., Cephalon, Inc., Covance Inc., Genzyme Corporation, Icon Plc, IDEXX Labs, Inc., Invitrogen Corporation, MDS Inc., Millipore Corporation, Parexel International Corporation, PerkinElmer Inc., Pharmaceutical Product Development, Inc., Sepracor Inc. and Waters Corporation. Changes to the peer group were made for the 2009 compensation year based on the following: (1) Millennium Pharmaceuticals was removed because it was acquired by Takeda Pharmaceuticals (a non-U.S. based company), (2) Applera Corporation was replaced with its new parent company, Applied Biosystems Inc., (3) Beckman Coulter was added as a peer based on revenue, market capitalization and industry similarities, and (4) in order to offset the removal of the other companies and to provide a deeper statistical base of peer companies within the life sciences and drug discovery and development industries, and taking into account the presence of companies both in the greater Boston area and globally who compete directly with the Company for scientific and management talent, the following companies were added to the peer group: Biogen Idec Inc., Genzyme Corporation, Icon Plc, IDEXX Labs, Inc., and Parexel International Corporation.

The Committee endeavored to target the core compensation elements at specified percentiles of our peer group and survey results ranging from the 50th-75th percentiles in 2008 with a variant of +/− 15%. While the determination of the amount of each core element was subject to critical independent evaluation, our overarching objective was to provide total core compensation that fell within these parameters. Accordingly, following a review of comparative market data and other survey inputs provided by the outside consultants, the Committee established the following 2008 Target Total Compensation Strategy for each of the compensation elements shown:

Compensation Element	2008 Target Total Compensation Strategy
Short-Term Cash Compensation Components	
Base Salary	*50th percentile*
Short-Term Incentives	*60th percentile*
Total Short-Term Cash Compensation	55th-60th percentile
Long-Term Equity Incentives	75th percentile
Total Direct Compensation	65th-70th percentile

As shown in the preceding table, the Committee targeted total Short-Term Cash Compensation (i.e., the combined value of base salary and targeted short-term cash incentives) at the 55th to the 60th percentile, and targeted long-term equity incentives at the higher 75th percentile in order to weight Total Direct Compensation more heavily toward long-term equity incentive awards. The Total Direct Compensation percentile range referenced above was established by the Committee and was intended to reflect the Company's comparative historical performance versus peer group companies, based on a number of short-term and long-term financial performance indicators.

For fiscal year 2008, following a review by the Committee of our long-term equity award practices, acting on the advice of the outside consultants, the Compensation Committee determined it was appropriate to determine targets amounts for long-term equity incentive awards (granted in February 2008) using the same award values established for 2007 awards.

In early 2009, following a review of competitive market data for our executive pay packages, the Committee determined that certain elements should be moderated on a going-forward basis. Concurrently, the Committee also decided that, in light of the economic and market conditions and the near-term challenges facing the Company in 2009, it would be more beneficial for the Company for senior management to focus on meeting these near-term challenges, and accordingly it decided that certain compensation elements that related to longer-term incentives should be de-emphasized. Accordingly, targeted total Long-Term Equity Incentives were reduced to the 50th percentile for the 2009 Target Total Compensation Strategy. In addition, following a detailed review of comparative peer group and market data, the Committee decided it would be appropriate to reduce targeted Total Direct Compensation percentile range to the 50th-55th percentile in 2009. The Committee also made the decision not to grant any new performance awards in 2009 in order to better ensure that management's focus in 2009 will be on meeting near-term challenges. Accordingly, the 2009 Target Total Compensation Strategy percentile targets have been established as set forth below:

Compensation Element	2009 Target Total Compensation Strategy
Short-Term Cash Compensation Components	
Base Salary	*50th percentile*
Short-Term Incentives	*60th percentile*
Total Short-Term Cash Compensation	55th-60th percentile
Long-Term Equity Incentives	50th percentile
Total Direct Compensation	50th-55th percentile

Annual Base Salary

The Company's compensation philosophy embraces the premise that a reasonable level of base pay helps to promote retention and acts as an appropriate balance to other forms of variable or "at-risk" compensation. Base salaries effectively establish a level of minimum compensation and provide an individual's overall compensation package with an element of stability that is required to attract and retain talented management, scientific, and technical professionals in a highly competitive labor market. We believe that individuals are willing to accept the inclusion of proportionately large elements of variable compensation in their respective compensation packages, and to focus on maximizing the benefit of such variable forms of compensation, with the assurance that they receive a reasonably competitive base salary that constitutes a minimum level of pay.

We pay base salaries within a range designed to approximate the median base salaries (i.e., 50th percentile) of executives with similar responsibilities in the peer group and surveys. Actual base salaries are determined after considering the competitive data, overall competitive position as compared to the Company's compensation philosophy, prior base salary and other compensation, the performance of the individual and internal equity considerations. None of these considerations have specific weights. The Chief Executive Officer provides recommendations to the Committee regarding base salaries for the named executives (excluding the Chief Executive Officer). In addition, promotions and changes in responsibilities impact the determination of salaries as well. In setting 2008 base salaries for the named executives, the Committee took into account that the lengthy tenures of executive officers at high salary grades, as well as their continued long-time superior performance, had resulted in base salaries generally gravitating towards the top of or above the targeted peer group range. Accordingly, for 2008 base salary increases for named executives were modest (3%-4%) as compared to prior years.

In early 2009, the Committee decided that, based on comparative compensation data and in light of the challenges facing the Company and the actions taken by the Company in the first quarter of 2009, it would not be appropriate to increase base salaries for senior-level employees, and instead implemented a salary freeze for a substantial percentage of our workforce, including all senior incentive-eligible employees (including all of the named executives). The Committee also took into account that maintaining current base salaries at levels identical to those in 2009 will better align the targeted cash compensation of our named executives with the targeted 55th- 60th percentile for Total Short-Term Cash Compensation.

Based on the factors described above, on each of February 13, 2008 and February 13, 2009, the Committee set the annual salary of our named executives, effective as of January 1, 2008 and January 1, 2009, respectively, as follows:

Name	2008 Base Salary	Increase from 2007 Base Salary	2009 Base Salary	Increase from 2008 Base Salary
James C. Foster	$948,500	$36,500	$948,500	$0
Thomas F. Ackerman	$454,480	$17,480	$454,480	$0
Real H. Renaud	$496,460	$14,460	$496,460	$0
David P. Johst	$454,480	$17,480	$454,480	$0
Nancy A. Gillett	$444,080	$17,080	$444,080	$0

Annual Cash Incentive Awards

The Company's Compensation Program includes an annual cash bonus element which closely links a significant portion of executive pay to the achievement of short-term performance targets which are critical to meeting the Company's stated financial objectives for the then-current fiscal year. These targets are typically tied to specific financial metrics derived from the Company's then-current operating plan. However, where appropriate, the Committee also approves non-financial goals that are designed to focus individuals on attaining objectives, which include near-term, non-financial objectives that are also critical to the attainment of long-term strategic goals and ultimately promote positive long-term financial performance. Through the selection and weighting of goals, this element of the Compensation Program provides the Committee with the ability to create meaningful incentives for individuals to not only meet, but also to exceed, their respective targets by differentially rewarding those who deliver higher-than-expected levels of performance in relation to their peers. The value of annual cash incentive awards between individuals can vary significantly depending on performance at the Company, business segment, or business unit level, as well as the selection and weighting of the various performance objectives. Overall, this compensation element is designed to provide above-peer group compensation for performance that exceeds our historical achievement levels. Our annual cash incentive awards are also structured to appropriately reduce or eliminate the amount of such awards if performance falls short of the established performance targets.

To implement our annual cash incentive awards, the Committee previously established the Executive Incentive Compensation Plan (EICP) which applies to executive officers and other key employees of the Company. We have designed the EICP to reward executives for their contributions to the success of the Company based on predetermined corporate/business unit, functional and/or individual objectives. The Committee annually establishes performance objectives and corresponding performance ranges for the executives. These performance objectives and ranges are generally developed through the Company's annual financial planning process, whereby we assess the future operating environment and build projections of anticipated results to align with the performance expectations of this plan to the overall business objectives of the Company. EICP target award values for executives are intended to provide above-median reward opportunities when performance objectives are met or exceeded (as described above, in 2008, the 60th percentile was targeted). It is intended that the target award, when aggregated with the base salary, will provide a competitive level of cash compensation when each named executive achieves his or her performance objectives, as approved by the Committee. An individual's actual bonus award is determined according to each named executive's performance in relation to his or her approved objectives.

Under the EICP, a participant's target award value is determined by multiplying the participant's base salary by his or her target award percentage. Target award percentages for the named executives are 70% of base salary for Executive Vice Presidents and 100% of base salary for the Chief Executive Officer. The participant's total target award percentage is divided among a variety of individually weighted performance objectives which may change from year to year but typically include Non-GAAP operating income (OI), revenue, Non-GAAP earnings per share (EPS), return on net operating assets (RNOA) and other key company performance metrics.

Minimum and maximum performance levels for each performance objective are incorporated into the plan, at varying ranges depending on the performance objective's fiscal year target. The minimum performance level is the level below which no award will be earned for a performance objective; the maximum performance level is the level at which the maximum payout is achieved (250% of target) and above which no additional award will be paid for a performance objective. For the performance objectives assigned to each of the named executives, minimum performance levels for 2008 were 90% of the target performance objective, and maximum performance levels were 110% of the target performance objective, except for the goal established for Mr. Johst related to our Consulting and Staffing Services business, which had minimum and maximum performance levels that were, respectively, 80% and 120% of the target performance objective. At the end of each fiscal year, we compare the Company's (and applicable business units') final performance for the fiscal year against the Company's (or business units') targeted performance established at the beginning of such fiscal year, and these measurements determine the EICP payout levels for each of the performance objectives tied to corporate (or business unit) performance. To determine a participant's actual award, each performance objective's payment level is multiplied by the relative weight of the performance objective within the target award percentage, and the cumulative amounts are aggregated to determine the individual's total EICP award amount.

On February 13, 2008, the Committee established the 2008 EICP performance criteria for the named executives. For Messrs. Foster, Ackerman and Johst, eligible bonuses were based on a combination of the following Company-level performance objective categories: EPS, OI, revenue, and RNOA. The Committee believes that these financial metrics are very good measurements for assessing how the Company is performing from a financial standpoint. In particular, EPS is generally accepted as a key driver of shareholder return. The other metrics measure how efficiently and effectively management deploys its capital. Sustained returns on invested capital in excess of the Company's cost of capital create enhanced value for the Company's shareholders. For Mr. Renaud and Dr. Gillett, eligible bonuses were based on similar performance criteria of their respective business units and overall corporate performance. For 2008, Mr. Ackerman's bonus was also partially based upon satisfactory maintenance of the Company's financial regulatory compliance and Mr. Johst's bonus was also partially based upon the OI for the business unit that he manages (Consulting and Staffing Services) in addition to his other responsibilities.

In 2008, the Company achieved corporate and financial results which were only minimally below our original targets, with significant variance among our different business units, as recognized in the variable EICP award amounts awarded to our named executives. In particular, we achieved overall results in our RMS segment that exceeded expectations and performance in our PCS segment that were below our expectations. We believe that the variability in the magnitude of the EICP award amounts correlates closely with the relative performance of the applicable business units (as compared to the targeted performance goals), and reflects a proper alignment of compensation with our stated objective to differentially and meritoriously reward performance. Year-to-year, EICP awards also reflect changes in annual performance as indicated in the table on page 36 of this proxy statement.

While the Committee has the discretion to employ its judgment in determining individual awards, and in fact approves the entire EICP award for each named executive, the Committee did not modify any awards related to the 2008 fiscal year. In addition to the quantitative factors, final individual EICP awards for the named executives, excluding the Chief Executive Officer, incorporate both (1) the Chief Executive Officer's recommendations and (2) the Committee's assessment of each named executive's performance and contribution. In addition, the Committee, at its sole discretion, may modify or change the EICP Plan at any time. With respect to the 2008 fiscal year, the awards to the named executives were not modified from the amounts they were eligible to receive under the EICP formula. While the

Committee was aware of the challenging economic and market environment and factored this into a number of decisions impacting 2009 compensation on a going-forward basis, the Committee felt that it was important to evaluate management against the 2008 EICP goals that were established and approved by the Committee in early 2008 and communicated to EICP participants. The Committee believes that this was a fair and appropriate treatment of the participants in the EICP, including the named executives, who had worked toward attaining these goals throughout the 2008 fiscal year.

The following table shows the fiscal 2008 target EICP cash bonus, performance goals and goal attainment level, and cash bonus actually paid (in February 2009) for each of our named executive officers:

Named Executive	Target % (of base salary)	Target EICP Award Amount	Actual EICP Award Amount	Performance Goal	Weighting	Attainment Level Target	Attainment Level Actual
James C. Foster	100%	$948,500	$817,133	1. EPS(1) 2. OI(2) 3. Revenue(3) 4. RNOA(4)	30% 20% 30% 20%	$2.92 $292.7 million $1,375 million 10.0%	$2.89 $286.7 million $1,343 million 9.6%
Thomas F. Ackerman . . .	70%	$318,136	$278,608	1. EPS(1) 2. OI(2) 3. Revenue(3) 4. RNOA(4) 5. Financial Compliance	30% 25% 15% 20% 10%	$2.92 $292.7 million $1,375 million 10.0% (5)	$2.89 $286.7 million $1,343 million 9.6% 100%
Real H. Renaud(6)	70%	$347,522	$386,288	1. EPS(1) 2. OI(2) 3. Revenue(3) 4. RNOA(4)	30% 25% 30% 15%	$2.92 $204.6 million $630.9 million 45.0%	$2.89 $209.0 million $659.9 million 43.1%
David P. Johst(7)	70%	$318,136	$352,733	1. EPS(1) 2. OI(2) 3. Revenue(3) 4. RNOA(4)	30% 35% 25% 10%	$2.92 $292.7 million $1,375 million 10.0%	$2.89 $286.7 million $1,343 million 9.6%
Nancy A. Gillett(8)	70%	$310,856	$107,245	1. EPS(1) 2. OI(2) 3. Revenue(3) 4. RNOA(4)	30% 20% 30% 20%	$2.92 $177.3 million $744.4 million 6.6%	$2.89 $143.8 million $683.6 million 5.5%

(1) For purposes of 2008 EICP performance goals, consistent with the way the Company reports its non-GAAP financial results in its earnings releases, earnings per share excluded the following special items and their related tax effect: the goodwill impairment charge, amortization of intangible assets associated with acquisitions; various specific charges related to tax law change, deferred tax assets, severance costs, sales and closures of minor businesses and sites; expenses associated with evaluating foregone acquisitions; specified advisory fees and benefits related to repatriation of accumulated foreign earnings and gain related to curtailment of our U.S. pension plan. The Committee determined that it was appropriate to exclude these items as they are outside our normal operations.

(2) For purposes of 2008 EICP performance goals, consistent with the way the Company reports its non-GAAP financial results in its earnings releases, operating income excluded the following special items: the goodwill impairment charge, amortization of intangible assets associated with acquisitions; various specific charges related to severance costs, sales and closures of minor businesses and sites; expenses associated with evaluating foregone acquisitions; specified advisory fees and gain related to curtailment of our U.S. pension plan. The Committee determined that it was appropriate to exclude these items as they are outside our normal operations. In addition, target operating income was adjusted to account for the impact of the sale of the Company's vaccine business in Mexico. The Committee determined this adjustment was appropriate since the particular effect on this performance goal due to the absence of operating income from this business following the sale could not have been anticipated when the original target level was set in early 2008.

(3) For purposes of 2008 EICP performance goals, revenue was based on the Company's net sales. In addition, target revenue was adjusted to account for the impact of the sale of the Company's vaccine business in Mexico. The Committee

determined this adjustment was appropriate since the particular effect on this performance goal due to the absence of revenue from this business following the sale could not have been anticipated when the original target level was set in early 2008.

(4) For purposes of 2008 EICP performance goals, RNOA was calculated by dividing (1) adjusted operating income by (2) the twelve-month average of net operating assets (operating assets less operating liabilities). For purposes of this calculation:

- "adjusted operating income" is determined by taking operating income for the year (calculated as set forth in footnote 2 above) and reducing that by the applicable associated income tax (determined from our non-GAAP corporate tax rate);
- "operating assets" is determined by evaluating assets that are considered by the Company to consist of assets controlled by operations (such as receivables, inventory, property, plant and equipment, goodwill and intangibles), but would not include assets not controlled by operations (such as cash, deferred tax items, marketable securities, etc.) and, in addition, we did not reflect the $700 million impairment to goodwill in the 4th quarter of 2008 in this calculation; and
- "operating liabilities" is determined by evaluating liabilities that are considered by the Company to consist of liabilities controlled by operations (such as accounts payable, accrued liabilities and deferred income), but would not include liabilities not deemed controlled by operations (such as debt or accrued tax items).

(5) A portion of Mr. Ackerman's EICP performance goals was directed at his maintenance of the Company's financial regulatory compliance. The Compensation Committee establishes such non-financial goals with the intention that the maximum attainment level to be achieved will be 100%, and evaluated Mr. Ackerman's performance taking into consideration input from the Chairman of the Audit Committee of the Board of Directors.

(6) For Mr. Renaud, each of his performance goals other than EPS were determined on an operating segment (RMS) basis, rather than on a corporate basis, and for RMS operating income calculations, we also added back amounts otherwise attributable to equity compensation granted to employees in the RMS operating segment. The Committee determined it is appropriate to add equity compensation amounts back since generally the aggregate amount of such awards is outside of the control of named executives. In addition, we also excluded the impact of an adjustment made to our fixed assets valuation in RMS Japan. The Committee determined this adjustment was appropriate since this impact could not have been anticipated when the original target levels were set in early 2008.

(7) For Mr. Johst, his performance goal related to OI was split between corporate OI (20%) and OI determined on a business unit (Consulting and Staffing Services) basis (15%).

(8) For Dr. Gillett, each of her performance goals other than EPS was determined on an operating segment (PCS) basis, rather than on a corporate basis and for PCS operating income calculations, we also added back amounts otherwise attributable to equity compensation granted in the PCS operating segment. The Committee determined it is appropriate to add equity compensation amounts back since generally the aggregate amount of such awards is outside of the control of named executives.

Targeted and actual annual cash incentive awards for fiscal years 2006 – 2008 are shown below.

Name	2006 Cash Incentive Award	Actual % of Cash Incentive Award vs. Target - 2006	2007 Cash Incentive Award	Actual % of Cash Incentive Award vs. Target - 2007	2008 Cash Incentive Award	Actual % of Cash Incentive Award vs. Target - 2008
James C. Foster	$649,400	76.4%	$1,248,944	137%	$817,133	86.2%
Thomas F. Ackerman	$213,920	76.4%	$ 411,269	134%	$278,608	87.6%
Real H. Renaud	$260,190	82.6%	$ 480,800	143%	$386,288	111.2%
David P. Johst	$213,920	76.4%	$ 418,917	137%	$352,733	110.9%
Nancy A. Gillett	$215,712	85.6%	$ 308,965	103%	$107,245	34.5%

Long-Term Equity Incentive Awards

Long-term equity incentive (LTI) compensation, in the form of stock options and restricted stock grants, allows individuals to share in any appreciation in the value of the Company's common stock. The Committee believes that stock option and restricted stock awards align the recipient's interests with those of the shareholders. We design the amounts and types of awards to reward performance and create incentives to meet long-term objectives. Because the Committee particularly values longer-term shareholder value creation, we target long-term equity incentives to provide total compensation opportunities that, if achieved, would result in median levels for similar executives in comparable firms. The Committee does not consider a named executive's outstanding equity awards or stock ownership levels when determining the value of the long-term equity incentive award component of his or her compensation since it considers outstanding equity awards to be compensation for past services. The Committee reviews and approves stock option and restricted stock awards to named executives on an annual basis. In the case of stock options, awards are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant. Consequently, these options will only convey compensation to the recipient if the market price of common stock increases following the grant date. In the case of restricted stock, awards typically vest over a three or four-year period (currently only four-year vesting). Consequently, the value of the restricted stock is dependent on the price of the stock at the date of vesting and thereafter.

In determining award levels for annual equity awards to named executives, the Committee takes into account the values of awards made to similarly situated individuals in the peer group, the Company's overall performance, the individual performance of the named executive in the immediately preceding year, and similar factors. In doing so, each year, with the input and guidance of the outside consultants, the Committee establishes target award amounts for a rating scale which the Committee then utilizes to determine the appropriate level of equity awards to be granted. More specifically, at the beginning of each fiscal year, each named executive is given a rating between 1 and 8 corresponding to the performance level of the executive during the prior fiscal year (with a "4" rating being commensurate with expected, but strong, performance). The Company's Chief Executive Officer provides input to the Compensation Committee (for officers other than himself) in determining the appropriate rating for each officer. For 2008, the rating for the named executives (which, when made in early 2008, were significantly influenced by 2007 individual performance) ranged from 5 to 6. The Committee evaluates each named executive's total long-term equity target percentile (as part of the Target Total Compensation Strategy described above), and an absolute value of target long term-equity awards (determined in dollars) is set which is then allocated equally between stock options and restricted stock awards utilizing a Black-Scholes method for valuing the equity awards. These determinations are typically evaluated during the first month of the fiscal year. Once the value of the awards is determined, the numbers of stock options and shares of restricted stock are generally fixed utilizing the Company's stock price as of the date that formal Compensation Committee approval occurs; however, since the Committee often approves awards with a future grant date, there may be some variance between the value of these awards on the date of approval as compared to as on the actual date of grant. Accordingly, in February 2008, the Committee determined to award the named executives stock options and restricted stock (including performance awards described below) having the following values: Mr. Foster, $4,472,371; Mr. Ackerman, $1,486,783; Mr. Renaud, $1,626,654; Mr. Johst, $1,486,783; and Dr. Gillett, $1,556,719.

In fiscal year 2007, the Committee, with input and recommendations from its outside compensation consultants, determined that long-term equity incentives would be comprised not only of stock options and restricted stock, but annual performance awards as well. Accordingly, in 2007 and 2008 long-term equity incentive awards were comprised of two components:

- approximately ¾ of the total value of awards were comprised of time-based equity grants divided equally between stock options and restricted stock; and
- approximately ¼ of the total value of awards were comprised of performance awards contingent on achievement of individualized and highly challenging goals over a 12-month performance-based period, which will be paid out in the form of equity grants (restricted and unrestricted stock).

Accordingly, at the beginning of fiscal year 2008, as requested by the Compensation Committee, the outside consultants recommended to the Committee target values of stock options and shares of restricted stock, based on then-current pricing models, which were utilized by the Committee to establish preliminary target values of long term equity awards for the named executives. In February 2008, when the awards were actually granted, the Committee approved the same value of stock options and shares of restricted stock (including performance awards) that had been discussed at the beginning of the fiscal year.

In deciding to include performance awards in the mix of long-term equity awards, the Committee acknowledged that standard time-based vesting equity grants, which had traditionally been the Company's sole vehicle for providing long-term incentives, should still serve a significant role in incentivizing management. However, it separately concluded that including specific and highly challenging 1-year goals (aimed at advancing the Company's progress toward 3-year strategic corporate objectives) can provide a beneficial focus for senior management and aids the Company's long-term success. In recognition of (1) the challenges inherent in satisfying (fully or partially) the performance-based hurdles, (2) the increased risk that the senior executive could receive no award for such portion of the long-term equity incentive, and (3) a 25% reduction in the value of time-based equity grants to accommodate performance-based stock awards, the Committee determined it was appropriate to set the target for aggregate long-term equity incentive awards at the 75th percentile (as compared to the 65th percentile targeted in years prior to 2007 and 2008).

Eventual payout under our performance awards is ultimately evaluated based on four possible performance levels:

Level	Description	Payout
1. Not achieved	The executive failed to achieve his or her goal	0%
2. Partially achieved	The executive made measurable progress but did not fully achieve his or her goal(s).	25%-99%
3. Fully achieved	The executive fully achieved his or her goals	100%
4. Exceeded	The executive measurably exceeded his or her goal(s)	101%-125%

The setting of the actual individualized goals for an executive is done through a comprehensive and dynamic process. Initially, shortly after the beginning of the fiscal year, Mr. Foster, with the input of members of senior management, identifies potential goals that: (1) are important to the advancement of long-term corporate performance and the Company's strategic objectives, (2) would be appropriate for the individual and (3) are potentially achievable within the fiscal year. Following discussions with the eventual recipients and further refinement of these goals, Mr. Foster and Mr. Johst present the proposed goals to the Compensation Committee for their review and comment. Following discussion by the Compensation Committee and the inclusion of any additional changes to the goals, those revisions are incorporated into the final goals. Committee-approved goals are then communicated to the individual. The Committee intends to award annual performance awards at approximately the same time it awards other equity compensation.

On February 13, 2009, the Compensation Committee determined the final payout for the performance awards granted in 2008 on the basis of an evaluation of the performance goals established and the actual performance achieved, as set forth in the following table:

Name	2008 Performance Award Target (shares)	2008 Performance Award Achieved (%)	2008 Performance Award Achieved (shares)	2008 Performance Award Goal Subject Matter
James C. Foster	20,350	50%	10,175	Composite goal based on the collective progress of all other officers towards their goals
Thomas F. Ackerman . .	7,100	87%	6,177	Enhancement of free cash flow through a variety of targeted initiatives
Real H. Renaud	7,100	25%	1,775	Implementation of an enterprise resource planning (ERP) project in accordance with timetables and budgets
David P. Johst	7,100	25%	1,775	Growth of a targeted segment of the Consulting and Staffing Services business
Nancy A. Gillett	7,100	25%	1,775	Goal tied to the number and magnitude of specified new agreements designed to enhance PCS operating margins

In early 2009, the Committee decided that in light of the economic and market conditions and the near-term challenges facing the Company in 2009, it would be more beneficial for the Company for senior management to focus on these near-term challenges, rather than longer-term goals related to our 3-year strategic corporate objectives. Accordingly, it was determined that all of the long-term equity awards issued in 2009 would be comprised of time-based equity grants divided equally between stock options and restricted stock, and no grants would be comprised of performance awards. Additionally, in accordance with its recent review of current executive compensation practices, the Committee also determined that it was appropriate to reduce the target for aggregate long-term equity incentive awards to the 50th percentile.

Other Benefits and Perquisites

Our employees generally, including the named executives, are eligible for certain benefits, such as employer contributions to the Company's 401(k) plan and basic life insurance premiums. In addition, the Committee has determined that, in certain instances, compensation can be conveyed to named executives and other members of senior management through the judicious use of other benefits and perquisites in a manner that is more cost-efficient than providing the base salary equivalent and which will simultaneously fulfill particular business purposes, such as to safeguard executives or increase executive efficiency. Consequently, the Committee has approved the inclusion of a limited number of perquisites in the overall compensation package of named executives as an alternative to offering a higher level of base salary. To offset unintended increased taxable income effects and provide these perquisites and benefits on a "tax-neutral" basis, the Company also provides tax gross-ups with respect to many of these benefits and perquisites. The Committee believes that using perquisites in this manner is a cost-effective alternative to providing the cash equivalent of such perquisites through increased annual base pay. In general, these perquisites and other benefits make up a small percentage of the total core compensation mix (less than 4% on average as outlined on page 30 of this Proxy Statement) for the named executives.

The Committee regularly reviews the benefits and perquisites that are provided to our named executives to ensure that they continue to be appropriate in light of the overall goals and objectives of the Compensation Program. In addition, the Committee evaluates comparable benefits and perquisites periodically on a case-by-case basis to determine whether the costs associated with providing such perquisites and benefits are reasonable and continue to represent a preferable alternative to incrementally increasing base salary amounts. To the extent that comparative compensation information is available, the Committee also periodically assesses the use of certain benefits and perquisites to ensure that the Company's practices are not inconsistent with those of other similarly situated companies. The perquisites and other benefits made available to our named executives in 2008 are described in the table below, as well as in the table captioned "Summary Compensation Table" and its accompanying footnotes.

Benefit or Perquisite	All Full-Time Employees	Named Executives
401(k) Plan	✔	✔
Automobile (lease, including related expenses and purchase option)		✔
Deferred Compensation Plan	✔(1)	✔
Employee Stock Purchase Plan	✔	✔
Employer Contributions under 401(k) Plan	✔	✔
Health Insurance	✔(2)	✔
—Executive premium		✔
Home Security and Business Equipment		✔
Life Insurance	✔	✔
—Executive premium		✔
Long term disability	✔(3)	✔
Occasional entertainment, meals and spousal travel/attendance at limited Company functions		✔
Personal Use of Company-Leased-Aircraft and Airline Club Memberships		✔(4)
Short-Term Disability	✔	✔
Tax Gross-Up Payments for Certain Perquisites		✔
Tax Preparation and Financial Planning		✔

(1) Only highly compensated employees are eligible to participate in the Deferred Compensation Plan.

(2) All full-time employees are eligible to purchase health insurance through the Company; in addition, the Company provides enhanced health-care benefits, including annual physicals and priority medical assistance, to its senior officers at no cost to the executive.

(3) All full-time employees are eligible to purchase long-term disability insurance through the Company; in addition, the Company provides long-term disability insurance to the named executives at no cost to the executive.

(4) Only Mr. Foster is permitted to utilize the Company-leased aircraft for non-business purposes.

Relationship of Each Core Compensation Element to Compensation Objectives and Other Elements

The Committee carefully considers each element of the Compensation Program to ensure that it is consistent with the objectives of the Program and promotes attainment of those objectives. Additionally, the Committee strives to ensure that each element of compensation is complementary to, or collectively reinforces, one or more other elements of the Program. This effectively leverages the potential of each element to motivate the desired behaviors that the Compensation Program seeks to achieve.

As it is presently structured, the Compensation Program is designed to achieve the following:

Program Design Objective	How Objective is Implemented Through Compensation Elements
Offer a Continuum of Compensation Elements which Effectively Balances Fixed and Variable Compensation	• We take into consideration the interrelationship between fixed base salary compensation on one hand, and, on the other hand, variable compensation conveyed in the form of annual bonus payments and long-term equity awards. A careful weighting and balancing of these compensation elements results in the appropriate blend of stability and variability in each individual's overall level of compensation to simultaneously promote retention and differentially reward individuals based on their respective performance.
Incorporate Short-Term and Long-Term Elements which Work Collectively to Differentially Reward Individuals Based on Performance	• The short-term annual cash award element through the EICP Plan differentially rewards individuals, depending on their respective performance, during a one-year measurement period coinciding with the Company's fiscal year. Target bonus percentages vary with level of responsibility and annual performance goals are weighted to promote the attainment of individual and collective goals during that fiscal year. • Our long-term equity incentive award program differentially rewards individuals based on performance by incorporating a rating system which establishes an award recipient's initial award level. • Long-term equity incentives typically incorporate performance awards contingent on achievement of individualized and highly challenging goals over a 12-month performance-based period, which will be paid in the form of equity grants. For reasons stated above, we have not established long-term performance goals for 2009 in order to better focus our management on near-term challenges.
Short-Term Bonus and Long-Term Equity Elements of the Compensation Program Collectively Promote the Achievement of Desired Levels of Company Performance	• Significant portions of each named executive's compensation depend on the achievement of Company goals, such as the attainment of revenue, operating income, RNOA and EPS objectives. • The intrinsic value of long-term equity awards is highly dependent on the ongoing success of the Company and its ability to achieve and sustain many of the desired Company-level performance objectives that are linked to annual bonus payments. • The long-term equity incentive award element of the Compensation Program complements the short-term bonus element of the Program by making a significant amount of compensation dependent on the long-term success of the Company, thereby creating a disincentive for individuals to take excessive risk or to take near-term actions which might yield short-term financial benefits but which are also likely to be less advantageous to the Company in the long term.

Supplemental Elements of the Compensation Program

The Company has a number of supplemental elements in the Compensation Program which are considered by the Committee, but do not factor directly into the annual determination of executive compensation. These programs have unique features and roles in the Program which led to their initial implementation and which continue to be important to the Program generally.

Post-Termination Benefits and Agreements

As described in more detail in this Proxy Statement under "Executive Compensation and Related Information—Potential Payments Upon Termination or Change in Control," the Compensation Program includes both (1) an Officer Separation Plan and (2) Change-in-Control Agreements. The Company policy historically has been to provide eligibility under both the Officer Separation Plan and a Change-in-Control Agreement to officers with the position of corporate vice president or above. Both of these compensatory elements operate similarly: upon specified events which result in either the termination of the officer and/or a change in control of the Company, particular benefits will accrue to the officer (although payments made under the Change-in-Control Agreements will generally reduce or offset payments and benefits to which the officer may be entitled under the Officer Separation Plan). Each of the named executives is eligible under the Officer Separation Plan (except for Mr. Renaud, who is subject to a separate agreement with the Company) and each has a Change-in-Control Agreement.

At the time of the creation of our standard post-termination compensatory programs currently maintained by the Company, the Committee utilized the services of outside advisors (including compensation experts and legal counsel) to determine appropriate benchmarks and thresholds as compared to appropriately designated peer companies. The Committee periodically conducts formal and informal market checks and believes that both the levels of payment to be made under these programs and the applicable triggers are appropriate and consistent with current general market practices.

At its core, the Company views these compensatory elements as serving three important purposes. First, there is a critical recruitment and retention aspect. As discussed above, it is the Company's policy not to provide employment agreements to nearly all of our corporate-level executive officers (including all named executives). However, it is recognized that to attract and retain top-level executive candidates in a market where such protections are commonly afforded, it is essential that there be a separation pay element to the compensation package. Accordingly, the Company has put these formalized elements in place to satisfy these compensatory expectations at levels believed to be both customary and satisfactory to the individuals, while also removing an element of the employee recruitment and negotiation process that is often contentious. Second, these policies protect the benefits of executive officers who have provided long and meritorious service to the Company, particularly if there is an unexpected employment termination by the Company due to on-going changes in the Company's employment needs. Finally, these elements avoid personal distractions and encourage employees to remain focused on the Company's business in the event of a rumored or actual takeover.

Deferred Compensation Plan Contributions

As described in more detail in this Proxy Statement under "Executive Compensation and Related Information—Nonqualified Deferred Compensation," certain of our executives, including the named executives, receive a compensatory element in connection with our Deferred Compensation Plan. Presently, there are two different methods by which the Company may contribute. First, with respect to executives who previously were participants in the Company's Executive Supplemental Life Insurance Retirement Plan (ESLIRP), the Company credits to their accounts the present value of the annual Company accrual as it would have been calculated under the ESLIRP. This treatment applies to Mr. Foster, Mr. Renaud, Mr. Ackerman and Mr. Johst. Second, with respect to certain other employees, including Dr. Gillett, the Company provides an annual contribution to their Deferred Compensation Plan account of 10% of the sum of their base salary plus the lesser of (1) their target annual bonus or (2) actual annual bonus.

We provide a Deferred Compensation Plan because the Company wishes to permit our executive employees to defer the obligations to pay taxes on certain elements of their compensation while also potentially receiving earnings on deferred amounts. The Deferred Compensation Plan was implemented to motivate and ensure the retention of employees by providing them greater flexibility in structuring the timing of their compensation payments. The employer contributions to the Deferred Compensation Plan ultimately have their origins in the legacy ESLIRP program, which was a longstanding element of the Company's executive compensation package. Accordingly, the Committee has observed that this program has proved to be useful as a retention-promoting device. In late 2005, when the Committee determined that a Deferred Compensation Plan was a critical compensation element missing from the overall Compensation Program, we decided that executives would be allowed to essentially transfer their ESLIRP benefit into the Deferred Compensation Plan. Since newer executive employees, including Dr. Gillett, were not participants in the ESLIRP, we created an alternative method of Company participation, utilizing a 10% employer contribution feature, in order to provide better internal compensation equity.

Retirement Plans

As described in more detail in this Proxy Statement under "Executive Compensation and Related Information—Pension Benefits," the Company historically provided a retirement benefit for certain U.S. employees, including each of the named executives, until 2002, when the Company amended the existing U.S. defined benefit pension plan to exclude new participants. Historically, we observed that this pension program proved to be useful as a retention promoting device; however, as have many other public companies, the Company shifted away from providing a defined benefit program and instead now relied on a defined contribution program through a 401(k) plan for retirement payments. Effective April 30, 2008, we froze the pension plan, and no additional benefits will accrue to participants (and all participant's rights to benefits under the pension plan have fully vested).

Other Factors Underlying the Ongoing Implementation of the Compensation Program

Achievement of the objectives of the Compensation Program depends, to a large degree, on several material factors underlying compensation policies and decisions that may vary depending on facts and circumstances. In an effort to ensure that such policies and decisions are not overly subjective and produce outcomes consistent with the Company's compensation philosophy and the goals of the Compensation Program, the Committee has adopted the following practices and guidelines in the areas referenced:

Allocation Between Cash and Non-Cash Compensation and Among Different Forms of Non-Cash Compensation

When the Committee engages in the exercise of establishing percentile targets for each element of compensation, the Committee's differential weighting of short-term and long-term compensation elements also results in an equivalent weighted allocation of cash and non-cash compensation. Since all elements of short-term compensation are cash-based, while all long-term compensation provided for under the Compensation Program is equity-based, the weighting of cash and non-cash compensation is directly aligned with the weighting of short and long-term compensation elements of the Program.

Allocations between different forms of cash compensation are more heavily weighted toward the at-risk variable bonus element, consistent with the Company's overall compensation philosophy and emphasis on pay for performance. In fiscal year 2008, this was reflected in a targeted 50th percentile for base salary and a targeted 60th percentile for short-term cash incentives.

Timing of Equity Awards

The Committee typically targets the first quarter of the Company's fiscal year for granting annual stock awards to eligible recipients, absent an extraordinary event. We have made such grants in 2008 and 2009 and in the future it is expected that the Committee will continue to target the first quarter of the fiscal year for making annual stock awards. In all cases, the Committee seeks to structure equity grants so that they are awarded during an open-window period as designated by our Insider Trading Policy, or, if the Committee approval is provided during a non-window period, then the grants are made effective on the third business day following the Company's press release with respect to financial results for the prior quarter. This policy is intended to ensure that options are awarded at a time when the exercise price fully reflects all recently disclosed information. In the case of new hires eligible to receive equity grants, grants are generally made uniformly on the first business day of the month following the date the individual commences employment. While the Compensation Committee's Charter permits delegation of the Committee's authority to grant options in certain circumstances, all grants to executive officers are made by the Compensation Committee itself and not pursuant to delegated authority. The Company does not have in place and, since the time of its initial public offering in June 2000, has not had in place any programs, policies or practices which are intended to time stock option grants with the release of material, non-public information in a manner which would provide advantageous option exercise prices to grant recipients.

Compensation Levels Among Named Executive Officers

The Committee takes into account the responsibilities and job positions of the named executives in setting compensation levels among them. For instance, Mr. Foster occupies multiple positions (Chief Executive Officer, President, and Chairman of the Board) in an environment where there is no individual in a position akin to a chief operating officer. Accordingly, the Committee believes it is appropriate that his compensation be substantially higher than the other named executives. Among the remaining four named executives there are less substantial differences. Mr. Renaud is compensated at a higher level than the others primarily due to his lengthier tenure as a Corporate Executive Vice President, which is a title to which the other named executives have been promoted only within the last few years. Dr. Gillett's compensation has been increased substantially over the past few years to reflect her promotions, job performance and increased responsibilities.

Role of Executive Officers in Setting Compensation Parameters

Only two of the named executives of the Company are regularly involved in assisting the Committee in setting compensation parameters. In his role as the Company's Corporate Executive Vice President, Human Resources, General Counsel and Chief Administrative Officer, Mr. Johst assists the Committee by providing data to the outside consultants, developing or modifying compensation plans and programs based on the Committee's input, and otherwise supporting the Committee's efforts to obtain the information and data required to make well-reasoned decisions regarding the compensation elements which comprise the Program. In his capacity as Chairman, President and Chief Executive Officer of the Company, Mr. Foster regularly participates in strategic discussions with the Committee regarding the design and scope of the Program to help ensure that the compensation elements, policies and practices underlying the Program are properly aligned with the Company's short-term financial and long-term strategic objectives. Mr. Foster also provides recommendations to the Committee regarding modifications to the Program which allow it to function more effectively in the context of the Company's evolving business organization, and assists the Committee in evaluating the individual performance of each executive officer to ensure that their respective levels of compensation take such performance into account. As a matter of process, Mr. Foster and Mr. Johst frequently work collaboratively to analyze internal and externally-provided compensation data and information, and provide preliminary recommendations to the Compensation Committee during the course of the Committee's determination of annual compensation levels.

Other than Messrs. Foster and Johst, no executive officers of the Company play a significant, ongoing role in assisting the Committee to set compensation parameters.

Factors in Material Changes in Compensation

The Committee authorizes material changes in compensation only under a limited set of circumstances. These typically include:

- promotion;
- significant expansion of revenue responsibilities;
- significant expansion of managerial responsibilities;
- major changes in the competitive marketplace for certain skills or position types, supported by objective market data; or
- other comparable circumstances or events which objectively warrant significant modification of an individual's compensation package.

Material changes in actual (as distinct from targeted) compensation can also result from performance at the Company, business segment, business unit and individual level, which directly impacts the variable elements of compensation. Consistent with the Company's "pay-for-performance" philosophy, we may significantly increase or reduce an individual's total compensation package depending on actual performance in relation to targeted objectives or external factors. For example, in light of the challenges facing the Company in 2009 and the actions taken by the Company to improve operating efficiency (among other reasons), 2009 base salaries for our named executives are unchanged from 2008 base salaries. In addition, in recognition of the additional General Counsel responsibilities Mr. Johst assumed starting in early 2009, in February 2009 the Company awarded him a special grant of 4,000 shares of time-based restricted stock.

Accounting and Tax Impact of Compensation Practices

The Committee considers and, when applicable, comparatively evaluates the accounting and tax impact of compensation policies and practices. Whenever practicable, the Committee selects compensation alternatives that afford the Company the most beneficial accounting and tax treatment.

For instance, with respect to tax impact, Section 162(m) of the Internal Revenue Code (Code), places a limit of $1 million on the amount of compensation that the Company may deduct in any year with respect to each of its Chief Executive Officer and the three next most highly paid executive officers (other than the Chief Financial Officer). It is the Company's intention that, to the extent it determines advisable, all compensation payments be tax deductible under Section 162(m). However, the Committee has reserved the right to make payments that may not be deductible in order to ensure the Company's ability to be competitive and to reward executives appropriately. To the extent amounts paid under the Company's EICP bonus program cause total compensation for any of our named executives to exceed $1 million, the excess amounts will not be deductible under Section 162(m).

Furthermore, pertaining to accounting impact, in evaluating the Company's overall equity award compensation program in 2008, we did take into account SFAS 123(R). In particular, we recognized that while comparative values of either stock options or restricted stock could be granted with identical accounting expense impact, being able to grant both types of awards allowed flexibility for the Company to adjust the grant ratios to maximize the perceived impact on both employee retention and earnings per share. In addition, starting in 2006, the Committee decided to increase the vesting schedule from three to four years, serving dual purposes of increasing the retention element of the awards while reducing the annual accounting expense attributable to the grant.

Notwithstanding these considerations, in 2008 accounting and tax implications were generally not a critical factor in the setting of overall compensation for the specific named executives.

Stock Ownership Guidelines

The Company's officer stock ownership guidelines operate as a related feature to the Compensation Program. The Board of Directors believes that senior management should have a meaningful economic stake in the Company in order to align the interests of management and the Company's shareholders. Therefore, the Board has adopted stock ownership guidelines for senior management which are designed to satisfy an individual senior manager's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to creating corporate value.

Under these guidelines, members of our senior management are required to maintain an ownership position, expressed as a multiple of salary, as follows:

CEO	4X base salary
Corporate Executive VP	3X base salary
Corporate Senior VP	2X base salary
Corporate VP	1X base salary

Officers have four years from the time they attain the executive level listed above to comply with the ownership requirements. Stock options and unvested restricted stock are not counted toward the holding requirement. The Committee periodically reviews stock ownership levels of members of our senior management to ensure compliance. The Committee is permitted to evaluate whether exceptions should be made in the case of any officer who, due to his or her unique financial circumstances, would incur a financial hardship by complying with this requirement. In addition, the Committee has reserved the right to evaluate in the future whether alternatives and/or remedial actions (including adjustments to the guidelines) should be considered in the case of any officer who, due to the substantial stock price decline of Charles River stock which has corresponded to the worldwide economic crisis in the later part of 2008 and into 2009, and not due to any material disposition of Company securities, would not be in compliance. However, as of the date of this Proxy Statement each of the named executives is in compliance with the Company's stock ownership guidelines.

Derivatives Trading

The Company grants equity incentives for the reasons discussed above, including to align the interests of Charles River's employees with those of stockholders. Accordingly, the Company's Insider Trading Policy prohibits employees (and directors) from trading in derivative securities related to the Company, such as puts or calls on the Company's common stock, since such securities may diminish the alignment the Company is trying to foster, as well as expose the Company to potential embarrassment.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee, comprised of independent directors, has reviewed and discussed the above Compensation Discussion and Analysis (CD&A) with the Company's management and, based on the review and discussions, recommended to the Company's Board of Directors that the CD&A be included in this Proxy Statement.

The foregoing report has been furnished by the Compensation Committee.

THE COMPENSATION COMMITTEE
Dr. George M. Milne, Jr. (Chair)
Dr. Nancy T. Chang
Mr. Douglas E. Rogers
Mr. William H. Waltrip

EXECUTIVE COMPENSATION AND RELATED INFORMATION

2008 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to the Company's Named Executive Officers (our principal executive officer, our principal financial officer and the three other highest paid executive officers) for the years ended December 30, 2006 to December 27, 2008.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)(6)	Total ($)
James C. Foster	2008	948,500	2,108,804	1,170,348	817,133	213,171	1,190,613	6,448,569
Chairman, Chief Executive	2007	912,000	2,802,686	1,707,758	1,248,944	0	642,620	7,314,008
Officer, President and	2006	850,000	1,546,340	1,798,264	649,400	26,243	890,174(7)	5,760,421(7)
Director						(6,506,049)(8)	6,506,049(8)	
Thomas F. Ackerman	2008	454,480	619,933	350,283	278,608	187,090	511,280	2,401,674
Corporate Executive Vice	2007	437,000	800,581	465,149	411,269	0	247,534	2,361,533
President and Chief	2006	400,000	456,818	385,461	213,920	16,448	349,881(7)	1,822,528(7)
Financial Officer						(1,697,380)(8)	1,697,380(8)	
Real H. Renaud	2008	496,460	592,477	308,555	386,288	265,670	712,659	2,762,109
Corporate Executive Vice	2007	482,000	634,695	413,229	480,800	14,648	445,540	2,470,912
President and President,	2006	450,000	352,780	410,692	260,190	38,316	439,317(7)	1,951,295(7)
Global Research Models and Services						(2,691,730)(8)	2,691,730(8)	
David P. Johst	2008	454,480	622,015	373,426	352,733	108,582	361,063	2,272,299
Corporate Executive Vice	2007	437,000	758,812	457,523	418,917	0	147,644	2,219,896
President, Human	2006	400,000	465,240	385,461	213,920	2,506	249,287(7)	1,716,414(7)
Resources, General Counsel and Chief Administrative Officer						(1,245,235)(8)	1,245,235(8)	
Nancy A. Gillett	2008	444,080	675,571	373,426	107,245	15,098	116,885	1,732,305
Corporate Executive Vice	2007	427,000	728,902	459,948	308,965	6,231	129,015	2,060,061
President and President,	2006	360,000	328,726	336,158	215,712	9,306	138,231(7)	1,388,133(7)
Global Preclinical Services						(45,820)(8)	45,820(8)	

(1) Amounts reflect the compensation cost for the respective fiscal years of the named executive officers' restricted stock and performance awards, calculated in accordance with SFAS 123(R) utilizing the Company's assumptions expensed over the vesting period of the restricted stock and performance awards, but do not include any assumed forfeitures. See note 8 to our Notes to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 27, 2008 for a discussion of the assumptions used by the Company.

(2) Amounts reflect the compensation cost for the respective fiscal years of the named executive officers' stock options, calculated in accordance with SFAS 123(R) and using the Black-Scholes valuation model utilizing the Company's assumptions expensed over the vesting period of the stock options, but do not include any assumed forfeitures. See note 8 to our Notes to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 27, 2008 for a discussion of the assumptions used by the Company in our Black-Scholes valuation model for stock options granted in 2008, 2007 and 2006. The value of options granted in Fiscal Year 2005 was calculated using the Black-Scholes pricing model, based on the following weighted-average assumptions: an expected volatility of 35%, a weighted average expected life (in years) of 5, a risk-free interest rate of 4.0% and expected dividend yield of 0.0%. The value of options granted in fiscal year 2004 was calculated using the Black-Scholes pricing model, based on the following weighted-average assumptions: an expected volatility of 35%, a weighted average expected life (in years) of 5, a risk-free interest rate of 3.1% and expected dividend yield of 0.0%. The value of options granted in the fiscal year 2003 has been calculated using the Black-Scholes pricing model, based on the following weighted-average assumptions: an expected volatility of 51.3%, a weighted average expected life (in years) of 6.0, a risk-free interest rate of 3.1% and expected dividend yield of 0.0%.

(3) Reflects payments under the Company's EICP Plan for the respective fiscal year, which are paid the following February.

(4) Reflects the aggregate change in actuarial present value of the named executive officers' accumulated benefit under the Charles River Laboratories, Inc. Pension Plan. The positive adjustment in 2008 compensation was due primarily to a decrease in the discount rate from 2007 (6.5%) to 2008 (6.0%) and a change in the mortality table utilized. For 2007 compensation, as a result of an increase in the discount rate from 2006 (5.9%) to 2007 (6.5%), each of the following Named Executive Officers recognized a negative change in pension value for 2007 and in accordance with instructions to Item 402 (c)(2)(viii) of Regulation S-K, these amounts have not been included in the "Total" column: Mr. Foster (-$6,206); Mr. Ackerman (-$14,492), and Mr. Johst (-$20,731). Above-market or preferential earnings are not available under our Deferred Compensation Plan, which is our only plan or arrangement pursuant to which compensation may be deferred on a basis that is not tax-qualified, or any of our other benefit plans.

(5) For fiscal year 2008, the amounts in this column include the following: (a) 2008 employer contributions under the Company's 401(k) Plan (Mr. Foster, $7,750; Mr. Ackerman, $8,061; Mr. Renaud, $8,896, Mr. Johst, $8,061; and Dr. Gillett, $8,880); (b) amounts received in recognition of length of service to the Company (awards granted to Company employees generally); (c) personal benefits and perquisites related to supplemental health benefits and insurance premiums (including the estimated incremental cost to the Company of the pre-retirement split-dollar life insurance death benefit provided by the Company under the Deferred Compensation Plan), long-term disability benefits, spousal travel and attendance at Company functions, use of company automobiles (including insurance, gas, maintenance, and the residual incremental value realized by the named executive officer upon purchase of company automobiles at the conclusion of the lease), value of the personal use of company-leased aircraft time (Mr. Foster only), financial and estate planning, use of Company tickets to sporting events, home business equipment, airline club memberships, and home security services (Mr. Foster, $140,347; Mr. Ackerman, $74,764; Mr. Renaud, $72,162; Mr. Johst, $57,182; and Dr. Gillett, $44,487); and (d) tax gross-up payments (Mr. Foster, $41,551; Mr. Ackerman, $19,071; Mr. Renaud, $17,241, Mr. Johst, $22,253; and Dr. Gillett, $8,736). In 2008, the named executives received personal benefits or perquisites having an individual value in excess of $25,000 as follows: Mr. Foster—financial planning services ($47,425) and use of Company automobile ($34,196); Mr. Ackerman—use of Company automobile ($27,330); Mr. Renaud—use of Company automobile ($33,425); Dr. Gillett—use of Company automobile ($33,812). The amounts in this column also include amounts credited by the Company to the named executives' Deferred Compensation Plan accounts, as described further in footnotes (6), (7) and (8) below.

(6) Includes amounts credited to the named executives' Deferred Compensation Plan account balances (net of FICA taxes). Additional amounts includes amounts credited with respect to fiscal year 2008 are as follows: Mr. Foster, $1,000,966; Mr. Ackerman, $409,383; Mr. Renaud, $614,360; Mr. Johst, $273,567; and Dr. Gillett, $54,781.

(7) As described below under "—Nonqualified Deferred Compensation," in early 2006, in connection with the establishment of the Deferred Compensation Plan, the present value of accrued benefits (net of FICA taxes) under the ESLIRP for certain named executives was credited to the Deferred Compensation Plan. In addition, Dr. Gillett was credited with an employer contribution with respect to her 2005 base and bonus amounts. The amounts reflected next to footnote (7) do not include these amounts. Additional amounts credited to the Deferred Compensation Plan (net of FICA taxes) account balances with respect to fiscal year 2006 are as follows: Mr. Foster, $666,498; Mr. Ackerman, $239,239; Mr. Renaud, $367,194; Mr. Johst, $162,164; and Dr. Gillett: $57,387. The amounts reflected next to footnote (7) include these amounts.

(8) Reflects the present value of accrued benefits as of December 31, 2005 under the ESLIRP that were converted into Deferred Compensation Plan accounts of the named executives (other than Dr. Gillett) in early 2006 in connection with the named executives' decisions to discontinue their direct participation in the ESLIRP, as well as amounts similarly credited for Dr. Gillett with respect to the employer contribution portion based on 2005 base and bonus amounts. The amounts reflected next to footnote (7) do not include these amounts.

2008 Grants of Plan-Based Awards

The following table sets forth the information regarding grants of plan-based awards made to our named executive officers during 2008. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized. The amount of these awards that was expensed in 2008 is included in the amounts shown in the Stock and Option Award columns of the Summary Compensation Table above.

Name	Grant Date	Date of Board or Compensation Committee Action to Approve Grant(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
James C. Foster	2/13/08	2/13/08	28,455	948,500	2,371,250							
	2/29/08	2/13/08								79,900	58.58	1,182,840
	2/29/08	2/13/08							28,100			1,646,098
	2/29/08	1/11/08				5,088	20,350	25,438				1,490,158
Thomas F. Ackerman	2/13/08	2/13/08	9,544	318,136	795,340							
	2/29/08	2/13/08								26,100	58.58	386,384
	2/29/08	2/13/08							9,150			536,007
	2/29/08	1/11/08				1,775	7,100	8,875				519,898
Real H. Renaud	2/13/08	2/13/08	10,426	347,522	868,805							
	2/29/08	2/13/08								29,500	58.58	436,718
	2/29/08	2/13/08							10,350			606,303
	2/29/08	1/11/08				1,775	7,100	8,875				519,898
David P. Johst	2/13/08	2/13/08	9,544	318,136	795,340							
	2/29/08	2/13/08								26,100	58.58	386,384
	2/29/08	2/13/08							9,150			536,007
	2/29/08	1/11/08				1,775	7,100	8,875				519,898
Nancy A. Gillett	2/13/08	2/13/08	9,326	310,856	777,140							
	2/29/08	2/13/08								27,800	58.58	411,551
	2/29/08	2/13/08							9,750			571,155
	2/29/08	1/11/08				1,775	7,100	8,875				519,898

(1) See the section of the Proxy Statement entitled "Compensation Discussion and Analysis" for a discussion regarding the Company's equity award grant date practices.

(2) Reflects threshold (3% of target), target and maximum (250% of target) amounts payable under the EICP Plan with respect to fiscal year 2008. Threshold amounts reflect minimum positive payouts under the EICP Plan, although if minimum performance levels (90% of performance target) are not achieved, there would potentially be no payout. Under certain discretionary circumstances, additional amounts can be paid under the EICP Plan. The potential payouts are performance-driven and therefore completely at risk. Actual amounts paid to the named executives under the EICP Plan with respect to fiscal year 2008 are set forth in the Summary Compensation Table above.

(3) Reflects threshold (25% of target), target and maximum (125% of target) amounts of shares payable under our performance awards granted in fiscal year 2008. Threshold amounts reflect minimum positive payouts under performance awards, although if minimum performance levels are not achieved, there would potentially be no payout. The potential payouts are performance-driven and thus completely at risk. Actual amounts paid to the named executives with respect to their performance awards are described in the section of this Proxy Statement entitled "Compensation Discussion and Analysis."

(4) Reflects restricted common stock granted on February 29, 2008. Shares paid in fiscal year 2008 in satisfaction of 2007 performance awards are not included in this column. See footnote (3) above.

(5) Reflects stock options granted on February 29, 2008.

(6) The grant date fair market value of options has been calculated using the Black-Scholes pricing model, based on the following assumptions: an expected volatility of 24%, a weighted average expected life of 4.5 years and a risk-free interest rate of 2.74%. The grant date fair value of restricted stock is determined from the market value of the stock on the date of grant. The grant date fair value of performance awards is based on the maximum number of shares that could be awarded, and in accordance with SFAS 123(R), is determined from the market value of our stock on February 29, 2008.

Description of Certain Awards Granted in 2008

All awards of stock options and restricted stock were granted pursuant to the Company's 2007 Incentive Plan. Options vest and become exercisable in equal installments on each of February 28, 2009, 2010 and 2011, and February 29, 2012 subject to continued employment. Restricted shares vest in equal installments on each of February 28, 2009, 2010, 2011 and February 29, 2012 subject to continued employment. The exercise price of stock options is equal to the closing price of the Company's common stock on the date of grant. All grants of performance awards are pursuant to our 2007 Incentive Plan and are described in the Compensation Discussion and Analysis. All grants of non-equity incentive plan awards have been pursuant to our EICP Plan, which is described in detail in the Compensation Discussion and Analysis.

Employment-Related Agreements and Arrangements

As described in the Compensation Discussion and Analysis, the Company does not enter into employment agreements with any of its corporate executive officers, which includes the named executives. The named executives, however, are beneficiaries of certain separation and change-in-control agreements, as well as defined benefit and deferred compensation arrangements, as further described below in this Proxy Statement.

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table sets forth the information regarding each outstanding unexercised or unvested equity award held by our named executive officers as of December 27, 2008.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights that have not Vested (#)(2)	Equity Incentive Plan Amounts: Market or Payout Value of Unearned Shares, Units of or Other Rights that have not Vested ($)(1)
James C. Foster	40,000	0	31.97	08/01/2011				
	117,380	0	32.15	07/15/2012				
	196,958	0	32.87	07/23/2013				
	150,000	0	43.07	02/13/2014				
	142,206	0	47.75	02/17/2015				
	23,438	0	47.36	05/09/2015				
	60,700	60,700(3)	38.03	08/11/2013				
	21,137	63,413(4)	46.60	02/23/2014				
	0	79,900(5)	58.58	02/29/2015	88,138(6)	2,205,213	10,175	254,579
Thomas F. Ackerman	2,757	0	31.97	08/01/2011				
	23,400	0	32.15	07/15/2012				
	26,600	0	32.87	07/23/2013				
	20,200	0	43.07	02/13/2014				
	32,930	0	47.75	02/17/2015				
	11,719	0	47.36	05/09/2015				
	13,125	13,125(3)	38.03	08/11/2013				
	7,912	23,738(4)	46.60	02/23/2014				
	0	26,100(5)	58.58	02/29/2015	25,848(7)	646,717	6,177	154,549
Real H. Renaud	25,400	0	32.87	07/23/2013				
	30,300	0	43.07	02/13/2014				
	37,500	0	47.75	02/17/2015				
	3,906	0	47.36	05/09/2015				
	13,125	13,125(3)	38.03	08/11/2013				
	5,512	16,538(4)	46.60	02/23/2014				
	0	29,500(5)	58.58	02/29/2015	24,728(8)	618,695	1,775	44,411
David P. Johst	21,754	0	5.33	09/29/2009				
	16,000	0	16.00	06/23/2010				
	21,800	0	31.97	08/01/2011				
	23,400	0	32.15	07/15/2012				
	26,600	0	32.87	07/23/2013				
	20,200	0	43.07	02/13/2014				
	32,930	0	47.75	02/17/2015				
	11,719	0	47.36	05/09/2015				
	13,125	13,125(3)	38.03	08/11/2013				
	7,362	22,088(4)	46.60	02/23/2014				
	0	26,100(5)	58.58	02/29/2015	25,708(9)	643,214	1,775	44,411
Nancy A. Gillett	0	15,400(3)	38.03	08/11/2013				
	0	25,388(4)	46.60	02/23/2014				
	0	27,800(5)	58.58	02/29/2015	28,880(10)	722,578	1,775	44,411

(1) Calculated based on the closing price ($25.02) of the Company's stock on December 27, 2008, the last trading day of the fiscal year 2008.

(2) The column sets forth the actual number of shares of common stock and restricted stock earned by the named executive in February 2009 under the Company's performance awards. See the "2008 Grants of Plan—Based Awards" table earlier in this Proxy Statement.

(3) One half of the unexercisable stock options will vest on each of 08/11/2009 and 08/11/2010.

(4) One third of the unexercisable stock options will vest on the following dates: 02/23/2009, 02/23/2010 and 02/23/2011.

(5) The stock option vests in 25% increments on the following dates: 02/28/2009, 02/28/2010, 02/28/2011 and 02/29/2012.

(6) The stock award vests as follows: 12,000 shares vest on 2/28/2009, 12,862 shares vest on 08/11/2009, 12,863 shares vest on 08/11/2010, 7,438 shares vest on 02/23/2009, 7,437 shares vest on 02/23/2010, 7,438 shares vest on 02/23/2011, 7,025 shares vest on 02/28/2009, 7,025 shares vest on 02/28/2010, 7,025 shares vest on 02/28/2011 and 7,025 shares vest on 02/29/2012.

(7) The stock award vests as follows: 2,760 shares vest on 2/28/2009, 2,787 shares vest on 08/11/2009, 2,788 shares vest on 08/11/2010, 2,788 shares vest on 02/23/3009, 2,787 shares vest on 02/23/2010, 2,788 shares vest on 02/23/2011, 2,287 shares vest on 02/28/2009, 2,288 shares vest on 02/28/2010, 2,287 shares vest on 02/28/2011 and 2,288 shares vest on 02/29/2012.

(8) The stock award vests as follows: 2,990 shares vest on 2/28/2009, 2,787 shares vest on 08/11/2009, 2,788 shares vest on 08/11/2010, 1,938 shares vest on 02/23/2009, 1,937 shares vest on 02/23/2010, 1,938 shares vest on 02/23/2011, 2,587 shares vest on 02/28/2009, 2,588 shares vest on 02/28/2010, 2,587 shares vest on 02/28/2011, and 2,588 shares vest on 02/29/2012.

(9) The stock award vests as follows: 3,220 shares vest on 2/28/2009, 2,787 shares vest on 08/11/2009, 2,788 shares vest on 08/11/2010, 2,588 shares vest on 02/23/2009, 2,587 shares vest on 02/23/2010, 2,588 shares vest on 02/23/2011, 2,287 shares vest on 02/28/2009, 2,288 shares vest on 02/28/2010, 2,287 shares vest on 02/28/2011 and 2,288 shares vest on 02/29/2012.

(10) The, stock award vests as follows: 3,680 shares vest on 2/28/2009, 3,262 shares vest on 08/11/2009, 3,263 shares vest on 08/11/2010, 2,975 shares vest on 02/23/2009, 2,975 shares vest on 02/23/2010, 2,975 shares vest on 02/23/2011, 2,437 shares vest on 02/28/2009, 2,438 shares vest on 02/28/2010, 2,437 shares vest on 02/28/2011 and 2,438 shares vest on 02/29/2012.

The Company has not engaged in any option repricings or other modifications to any of its outstanding equity awards during fiscal years 2006, 2007 or 2008.

2008 Option Exercises and Stock Vested

The following table shows information regarding stock option exercises and vesting of restricted stock awards with respect to the named executives during the year ended December 27, 2008.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
James C. Foster	50,000	1,813,729	60,350	3,634,855
Thomas F. Ackerman	15,000	502,101	16,169	967,630
Real H. Renaud	38,400	1,172,859	12,840	774,042
David P. Johst	0	—	15,595	934,847
Nancy A. Gillett	26,207	483,442	15,703	945,082

(1) The value realized on the exercise of stock options and the immediate sale of shares acquired upon exercise is based on the difference between the exercise price and the intraday price of our common stock at the time of exercise. In other circumstances, such as where the underlying shares are held following the exercise of the stock option, the value realized is based on the difference between the exercise price and the closing price of our common stock on the date of exercise.

(2) The value realized on vesting of restricted stock is based on the closing price of our common stock on the trading date immediately preceding the date of vesting.

2008 Pension Benefits

One of the Company's sponsored defined benefit plans, the Charles River Laboratories, Inc. Pension Plan, is a qualified, non-contributory plan that covers most U.S. employees hired prior to January 1, 2002. Employees hired after December 31, 2001 are not eligible to participate in this Plan. Each of the named executives is a participant in the pension plan and has an accrued pension benefit thereunder. The Plan was frozen effective April 30, 2008. No additional benefits will be accrued to participants after such date. All participants' rights to benefits under this plan have vested.

Benefits under the U.S. Pension Plan are based on the participants' highest five consecutive years of compensation and years of service as of April 30, 2008. The amount of pension payable annually at normal retirement (age 65) is equal to the greatest of: (1) 1⅛% of participants' highest average five consecutive years of compensation (excluding compensation earned after April 30, 2008) multiplied by years of service earned through April 30, 2008 (up to 40 years), less the maximum offset allowance determined as of April 30, 2008 in accordance with the Code Section 401(l); (2) $180 multiplied by years of service as of April 30, 2008; and (3) $1,500. In addition, certain officers and key employees are entitled to a frozen supplemental benefit amount ranging in amount from $51,000-$97,000. The applicable amounts for the named executives are as follows: Mr. Foster, $73,000; Mr. Ackerman, $97,000; Mr. Renaud, $69,000; and Mr. Johst, $79,000. Dr. Gillett is not entitled to a frozen supplemental benefit.

Compensation under the U.S. Pension Plan generally would include amounts shown as salary and non-equity incentive plan compensation for the named executives (as shown on the Summary Compensation Table above) and would exclude any wages derived from stock options or severance pay. Early retirement benefits are provided to any retiring participant who has attained age 55 and completed five years of vesting service. The early retirement benefit is equal to the participant's normal retirement benefit reduced by 5⁄9% per month for the first 60 months and 5⁄18% for each month over 60 by which the participant's benefit commencement date precedes his or her normal retirement date. Messrs. Foster and Renaud are both currently eligible for early retirement.

Participants' rights to benefits under this plan vest upon completion of five years of service.

The table below sets forth information regarding the accumulated benefits of the named executives under the Charles River Laboratories, Inc. Pension Plan.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
James C. Foster	Charles River Laboratories, Inc. Pension Plan	32.6	975,257	0
Thomas F. Ackerman	Charles River Laboratories, Inc. Pension Plan	20.0	788,451	0
Real H. Renaud	Charles River Laboratories, Inc. Pension Plan	40.0	1,338,703	0
David P. Johst	Charles River Laboratories, Inc. Pension Plan	17.0	398,650	0
Nancy A. Gillett	Charles River Laboratories, Inc. Pension Plan	8.0	83,318	0

(1) The maximum years of credited service under the Charles River Laboratories, Inc. Pension Plan is 40 years. If there were no such maximum, Mr. Renaud would have 43.3 years of credited service.

(2) The normal form of payment under the U.S. Pension Plan is a straight life annuity. The present value of accumulated benefits disclosed is based on the assumptions used in the Company's financial statement disclosures relating to the U.S. Pension Plan including a discount rate of 6.00% and mortality in accordance with the RP-2000 Mortality Table for 2008 (as prescribed by Treasury regulation 1.430(h)(3)-1). The amounts reflected in this column include the frozen supplemental benefit amounts referred to in the description of the Pension Plan above. Also, for administrative efficiency, the amounts set forth in this table are for, and as of, the calendar year ended December 31, 2008 as opposed to our fiscal year end December 27, 2008. The Company believes there is no material difference between the amounts actually reported and the amounts that would have been reported if we had used a December 27, 2008 date instead.

2008 Nonqualified Deferred Compensation

In 2006, the Company established the Charles River Laboratories Deferred Compensation Plan (Deferred Compensation Plan) for certain eligible employees, including its named executives. Under the Deferred Compensation Plan, participants may elect to defer bonus and salary amounts, and may select the investment returns to be applied to deferred amounts from among a menu of referenced mutual funds as well as an interest crediting rate.

The plan is not qualified under Section 401(a) of the Code and is not subject to the Employee Retirement Income Security Act of 1974. Participants must specify the distribution date for deferred amounts at the time of deferral, in accordance with applicable IRS regulations. Generally, amounts may be paid in lump sum or installments upon retirement or termination of employment, or later if the employee terminates employment after age 55 and before age 65. Amounts may also be distributed during employment, subject to a minimum deferral requirement of three years.

In addition to the Deferred Compensation Plan, certain officers and key employees of the Company also participate, or in the past participated, in the Company's amended and restated Executive Supplemental Life Insurance Retirement Plan, or ESLIRP, which is a non-funded, non-qualified arrangement. Annual benefits under this plan equal a percentage of the average of the highest five consecutive years of compensation, offset by amounts payable under the Charles River Laboratories, Inc. Pension Plan and Social Security. The age-based percentages are 46% at age 59, and up to 55% at age 62 and over. The normal retirement age is 62. Eligible spouses (married one year or longer at the executive's retirement date) receive survivor benefits at a rate of 100% of the benefit paid to the executives during the first 15 years following retirement and at the rate of 50% thereafter. Executive officer participants vest as to 50% of the total benefit after five years of service with a 10% incremental increase in vesting percentage for each year thereafter. The total ESLIRP benefit will be offset by the Charles River Laboratories, Inc. Pension Plan and Social Security.

In connection with the establishment of the Deferred Compensation Plan, current active employees who agreed to convert their accrued ESLIRP benefit to a comparable deferred compensation benefit discontinued their direct participation in the ESLIRP. Instead, the present values of the accrued benefits of ESLIRP participants were credited to their Deferred Compensation Plan accounts, and future ESLIRP accruals will now be converted to present values and credited to their Deferred Compensation Plan accounts annually. Mr. Foster, Mr. Renaud, Mr. Ackerman and Mr. Johst, who are named executives, were participants in the ESLIRP. Upon the adoption of the Deferred Compensation Plan, the value of their accrued ESLIRP benefits, after adjustments for outstanding Medicare taxes, were credited to their Deferred Compensation Plan account balances as follows: Mr. Foster: $6,506,049, Mr. Ackerman: $1,697,380, Mr. Renaud: $2,691,730 and Mr. Johst: $1,245,235.

In addition, the Company provides certain active employees, including Dr. Gillett, an annual contribution into their Deferred Compensation Plan account of 10% of the employee's base salary plus the lesser of (1) their target annual bonus or (2) actual annual bonus. The credited amounts for Dr. Gillett vest in ¼ increments annually over a four year period.

Separately, the Deferred Compensation Plan provides certain senior executives, including the named executives, with a pre-retirement life insurance death benefit equal to four times the sum of (1) their base annual salary plus (2) their target bonus amounts, less $50,000. For total life insurance amounts potentially payable to the named executive upon their termination of employment due to death, see the section of this Proxy Statement entitled "Executive Compensation and Related Information—Potential Payments Upon Termination or Change in Control".

The following table sets forth, for each of our named executives, information regarding their participation in our Deferred Compensation Plan during 2008.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(1)(2)
James C. Foster	0	432,054	(2,650,966)	0	5,999,301
Thomas F. Ackerman	0	152,041	(588,051)	0	1,781,902
Real H. Renaud	0	364,741	(579,240)	0	3,259,366
David P. Johst	0	80,468	(334,493)	0	1,268,294
Nancy A. Gillett	0	72,151	(1,191)	0	191,844

(1) For purposes of consistency, the amounts shown in this table include only those contributions, earnings, withdrawals, and distributions that occurred during calendar year 2008. Accordingly, amounts credited by the registrant with respect to compensation earned in the last fiscal year, but which are credited in 2009, have not been included in this table. However, these amounts (Mr. Foster, $1,000,966; Mr. Ackerman, $409,383; Mr. Renaud, $614,360; Mr. Johst, $273,567; and Dr. Gillett, $54,781) have been included in the total compensation set forth in the Summary Compensation Table under the column entitled "All Other Compensation". As further discussed in the narrative discussion above, the amounts set forth in the column entitled "Registrant Contributions in Last FY" represent the present value of the accrued benefits, after adjustments for outstanding Medicare taxes, which were credited to the named executives' Deferred Compensation Plan account balances. Also, for administrative efficiency, the amounts set forth in this table are for, and as of, the calendar year ended December 31, 2008 as opposed to our fiscal year end December 27, 2008. The Company believes there is no material difference between the amounts actually reported and the amounts that would have been reported if we had used a December 27, 2008 date instead.

(2) Includes the following amounts which have previously been reported as compensation in the Summary Compensation Table for previous years: Mr. Foster, $8,215,249; Mr. Ackerman, $2,216,870; Mr. Renaud, $3,471,364; Mr. Johst, $1,521,768; and Dr. Gillett, $120,390.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the named executive's employment had terminated on December 27, 2008, given the named executive's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. (Since our last trading day in fiscal 2008 was December 26, 2008, where applicable we have assumed a stock price of $25.02, the closing price on that date). Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Disability and Life Insurance

Separate from the provisions of the Officer Separation Plan or the change in control agreements discussed below, the named executives may be entitled to disability or life insurance proceeds in the event of termination due to such events. For instance, in the event of termination of the named executives as a result of disability, disability insurance could provide up to a maximum additional amount of $50,000, dependent on the nature of the disabling loss. In the event of termination of the named executives as a result of death, additional life insurance payments could provide a maximum additional amount to the named executives' beneficiaries as follows: Mr. Foster, $9,638,000; Mr. Ackerman, $4,140,464; Mr. Renaud, $4,425,928; Mr. Johst, $4,140,464; and Dr. Gillett, $4,069,744 (inclusive of amounts payable as a result of the pre-retirement death benefit pursuant to the Company's Deferred Compensation Plan). The total termination compensation described below does not include these amounts.

Severance Plans

Under the Company's Officer Separation Plan, a corporate officer whose employment is terminated by the Company for reasons other than cause, voluntary resignation, disability, early or normal retirement or death and who has not been offered a comparable position within the Company is entitled to receive a severance payment equal to two years of the officer's base pay (plus accrued vacation pay and a pro rata bonus payout if termination occurred after June 30th of the applicable year). In addition, the Officer Separation Plan provides corporate officers with certain benefits continuing for the length of the severance payments (primarily health benefits), as well as reimbursement for specified outplacement services. Payments under the Officer Separation Plan are to be made bi-weekly (the Company's normal payroll cycle), although if any of the payments or entitlements would constitute deferred compensation in accordance with Section 409A of the Code that might subject the officer to additional tax, interest or penalties under Section 409A, then payment of such amounts will be delayed until the earlier of six months from the separation of service, or the officer's death. In exchange for these payments, the officer must agree not to compete with the Company for one year following his or her separation. Each of the named executives other than Mr. Renaud is a participant in this plan. In January 1992, Mr. Renaud entered into an agreement with Charles River Laboratories, Inc. providing for a severance payment equal to one year of his base pay if his employment is terminated for any reason other than for cause, and up to one additional year of base pay until he finds non-competing employment. In addition, Mr. Renaud would be eligible to receive a pro-rated bonus for the year of termination. The 1992 agreement with Mr. Renaud also provides him with continuation of disability benefits for the length of the severance payments and prohibits him from competing with Charles River Laboratories, Inc. for one year after his termination of employment.

Change in Control Agreements

The Company has entered into change in control agreements with most of its executive officers, including each of the named executives. These agreements provide such officer with severance and other benefits in the event their employment terminates under certain conditions during the term of the agreement and within one year following a "change in control" (as defined in the agreements). Each agreement has a term of three years, with automatic one-year extensions thereafter. Payments made to the executive officer under the agreement will generally offset or reduce payments and benefits to which the officer may be entitled under any other severance plan or agreement with the Company (including the severance plans described above).

The agreements provide that any options to acquire common stock of the Company awarded to the executive officer under any stock option or other long-term incentive plan shall become fully exercisable upon the occurrence of the change in control. In addition, restrictions on any shares of restricted stock of the Company held by the executive officer shall lapse upon the occurrence of the change in control.

Each executive officer covenants in his or her agreement that in the event of a change in control during the term of the agreement, he or she will remain in the employ of the Company after the change in control until the earliest of (1) six months after the date of the change in control, (2) termination by the executive officer of his or her employment for "good reason" (as defined in the agreement) or by reason of death, disability or retirement or (3) termination of the executive officer's employment by the Company for any reason.

If the employment of the executive officer is terminated during the term of the agreement and on or before the first anniversary of a change in control (1) by the Company other than for "cause" (as defined in the agreement), death or disability or (2) by the executive officer for good reason, the executive officer will be entitled to certain severance benefits, as follows:

- a lump-sum cash severance payment equal to a multiple of three (Mr. Foster only) and two (all other named executives) times the sum of (1) the executive officer's then annual base salary and (2) the executive officer's target bonus for the fiscal year in which the termination occurs;
- for those executive officers at the Senior Vice President level and above, an additional payment to "gross-up" the executive officer for any excise tax imposed by Section 4999 of the Code (provided that if the aggregate value of payments by the Company to or on behalf of the executive officer is less than 315% of the "base amount" (as defined under §280G(b)(3) of the Code), the executive officer will not be entitled to a "gross-up" and instead such payments shall be reduced to an amount equal to $1 less than 300% of the "base amount");
- additional service credit for pension purposes (2 years for each named executive officer other than Mr. Foster who will receive 3 years) and other than Mr. Renaud (who has already reached the maximum 40 years of credited service under the U.S. Pension Plan), assuming a 4% increase in compensation for each year;
- continuation of group medical benefits and certain other perquisites for a period of three years (Mr. Foster only) and two years (all other named executives); and
- 26 weeks of outplacement services (up to $50,000), entitlement to purchase the officer's then Company-leased vehicle in accordance with the most attractive terms available under the lease, and payment of legal fees incurred in connection with any termination of employment other than a termination by the Company for cause.

If any of the payments or entitlements would constitute deferred compensation in accordance with Section 409A of the Code that might subject the named executive to additional tax, interest or penalties under Section 409A, then payment of such amounts will be delayed until the earlier of six months from the separation of service, or the named executive's death.

A "change in control" is defined in each agreement as any one of the following: (1) the closing of the sale of all or substantially all of the Company's assets as an entirety to any person or related group of persons; (2) the merger or consolidation of the Company with or into another corporation or the merger or consolidation of another corporation with or into the Company or one of the Company's subsidiaries, such that immediately after such transaction the outstanding voting securities of the Company immediately prior to such transaction represent less than a majority of the total voting power of the outstanding voting securities of the entity surviving such merger or consolidation; (3) the closing of a transaction pursuant to which beneficial ownership of more than 50% of the Company's outstanding common stock (assuming the issuance of common stock upon conversion or exercise of all then exercisable conversion or purchase rights of holders of outstanding convertible securities, options, warrants, exchange rights and other rights to acquire common stock) is transferred to a single person or entity, or a "group" (within the meaning of Rule 13d-5(b)(l) of the Securities Exchange Act of 1934) of persons or entities, in a single transaction or a series of related transactions.

Under the agreement, the term "cause" is defined as the (1) willful and continued failure of the executive officer to perform his or her duties with the Company, (2) a substantial violation of the Company's Code of Business Conduct and Ethics (and any successor policy), (3) conviction of a felony or (4) engaging in conduct that violates the confidentiality provisions of the Agreement. "Good reason" is generally defined to include (1) situations such as the assignment to the executive officer of duties inconsistent with his or her position or responsibility prior to the change in control, (2) a reduction in annual base salary (excluding across-the-board salary reductions affecting all senior executives), (3) failure to pay any portion of current compensation or deferred compensation when due after the expiration of a grace period (excluding across-the-board reductions or failures affecting all senior executives), (4) failure to maintain any compensation plan that is material to the executive officer's total compensation, (5) failure to maintain material benefits that are substantially the same as those in effect when the change in control occurs, and (6) job relocations requiring the executive officer to relocate more than 50 miles from the office where he or she is based.

The chart below sets forth the amounts payable to each named executive in the event of termination *absent* a change in control, which is based upon the following assumptions:

Cash Severance—

- Termination occurs on December 27, 2008 (last day of the fiscal year 2008).
- We assumed that the full year's actual bonus was already earned by the named executive and paid for by the Company; therefore it was not included as a part of the cash severance payment. However, in actual practice, under the EICP Plan, employees who leave the Company prior to actual receipt of EICP awards forfeit the total bonus payment (except in instances of retirement, death or disability).
- We have assumed that none of the named executives have accrued or unused vacation remaining at the time of termination.
- We assumed that Mr. Renaud will receive two years of base salary and one year's actual bonus as contemplated by his 1992 agreement.

Benefits Continuation—

- In accordance with the Officer Separation Plan, the benefits continuation value for each named officer other than Mr. Renaud includes 24 month continuation of medical, dental and basic life/ AD&D coverage plus any benefits and perquisites that the executive was eligible to receive at the time of termination (except for long-term disability benefits).
- We assumed 24 months of long-term disability benefits for Mr. Renaud.

Retirement Plan Benefits—

- The values reflect the total account balance in the 401(k) and the Deferred Compensation Plans as of December 27, 2008 and the lump sum present value of the accrued benefits under the Company's Pension Plan as of December 27, 2008.
    - In addition to the account balances in the qualified and non-qualified retirement plans, the named executives (except Mr. Renaud) are also entitled to receive two additional years of company contributions to the 401(k) plan. The assumed amount of an additional year's contributions is equal to the full amount of 2008 contributions (prior to any discrimination testing reduction, where applicable).

- Benefits under these plans are currently vested and will automatically be paid upon any termination (disregarding any possible delay of payment as a result of compliance with Section 409A of the Code).

Other Benefits—

- The Officer Separation Plan provides for professional outplacement services for all the named executives (except Mr. Renaud). The values reflect the maximum cost of professional outplacement services equal to 15% of the executive's base salary and prior year's bonus paid.

Equity—

- In accordance with the 2007 Incentive Plan, the named executives are entitled to up to three months after termination to exercise any vested stock options. We have assumed that any unvested options or restricted stock after such time are forfeited.
- Performance awards granted in 2008 are forfeited upon termination in accordance with the terms of the 2007 Incentive Plan.

Severance Payments Absent a Change-in-Control

Name	Cash Severance	Benefits and Supplemental Perquisites Continuation	Equity Value(1)	Retirement Plan Benefits	Other(2)	Total
Mr. James Foster						
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$0	$7,219,265	$ 0	$7,219,265
Involuntary Termination—Not for Cause/ Good Reason	$1,897,000	$442,857	$0	$7,239,965	$329,617	$9,909,438
Mr. Thomas Ackerman						
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$0	$2,974,651	$ 0	$2,974,651
Involuntary Termination—Not for Cause/ Good Reason	$ 908,960	$268,574	$0	$2,995,351	$129,862	$4,302,747
Mr. Real Renaud						
Disability, Death, Retirement, and Voluntary Termination	$ 992,920	$ 5,759	$0	$5,294,464	$ 0	$6,293,143
For Cause Termination	$ 0	$ 0	$0	$5,294,464	$ 0	$5,294,464
Involuntary Termination—Not for Cause/ Good Reason	$ 992,920	$ 5,759	$0	$5,294,464	$ 0	$6,293,143
Mr. David Johst						
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$0	$1,946,484	$ 0	$1,946,484
Involuntary Termination—Not for Cause/ Good Reason	$ 908,960	$196,853	$0	$1,967,184	$131,010	$3,204,007
Dr. Nancy Gillett						
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$0	$ 627,477	$ 0	$ 627,477
Involuntary Termination—Not for Cause/ Good Reason	$ 888,160	$142,232	$0	$ 648,177	$112,957	$1,791,526

(1) Equity value for death, disability and termination without cause and for Good Reason absent a change-in-control reflects the value of any unvested, but accelerated, stock options and restricted stock. In these termination situations, unvested awards do not accelerate.

(2) Reflects maximum payment for professional outplacement services.

The chart below sets forth the amounts payable to each named executive in the event of termination *following* a change in control, which is based upon the following assumptions:

Cash Severance—

- A change-in-control is assumed to have occurred on December 27, 2008 (last day of the fiscal year 2008). However, no change-in-control actually occurred on the aforementioned date.
- Termination occurs on December 27, 2008 (last day of the fiscal year 2008).
- We assumed that the full year's actual bonus was already earned by the named executive and paid for by the Company; therefore it was not included as a part of the cash severance payment. However, in actual practice, under the EICP Plan, employees who leave the Company prior to actual receipt of EICP awards forfeit the total bonus payment (except in instances of retirement, death or disability).
- We have assumed that none of the named executives have any accrued or unused vacation remaining at the time of termination.

Retirement Plan Benefits—

- In addition to the triggered benefits described above, the values reflect the total account balance of the 401(k) and the Deferred Compensation Plans as of December 27, 2008 and the lump sum present value of the accrued benefits under the Pension Plan as of December 27, 2008.
  - Under the Pension Plan, no additional compensation for additional years' service credit has been added since the Pension Plan was frozen in 2008.
- Benefits under these plans are vested and will automatically be paid upon any termination.

Equity—

- The change-in-control agreements provide for full acceleration of all unvested equity awards upon a change-in-control. The values reflect the in-the-money value of all unvested stock options, the value of all unvested restricted stock, and the value of all performance awards (at target performance levels) (based on the 2008 fiscal year end price). While this provision in the change-in-control agreements provides the named executives with contractual acceleration rights, we note that under each of the applicable stock option plans of the Company, including the 2007 and 2000 Incentive Plans, a change of control transaction will generally provide for automatic vesting and, if relevant, exercise of outstanding awards (including deemed satisfaction of all performance criteria). Accordingly, the accelerated treatment applicable to the named executives' equity awards will apply equally to all of the Company's equity plan participants.

Tax 280G Gross-up—

- The change-in-control agreements for the named executives provide that the Company pays the 20% excise tax under Section 4999 of the Code for the executive, but only if the payments subject to the tax exceed the executive's five year average W-2 taxable income by 15%. If the total severance payments do not exceed 15% of the safe harbor amount (3 times the five-year average W-2 taxable income), payments are cut back to $1 less than the safe harbor limit.
  - Based on the totality of assumptions, the total severance payments to the named executives do not exceed the safe harbor amount by 15%.

Severance Payments Following a Change-in-Control

Name	Cash Severance	Benefits and Supplemental Perquisites Continuation	Equity Value(1)	Retirement Plan Benefits	Other(2)	Tax Gross-Up	Total
Mr. James Foster							
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$2,714,370	$7,219,265	$ 0	$ 0	$ 9,933,635
Involuntary Termination (Severance)—Not for Cause/ Good Reason	$5,691,000	$232,033	$2,714,370	$7,219,265	$50,000	$ 0	$15,906,668
Mr. Thomas Ackerman							
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$ 824,359	$2,974,651	$ 0	$ 0	$ 3,799,010
Involuntary Termination (Severance)—Not for Cause/ Good Reason	$1,545,232	$115,582	$ 824,359	$2,974,651	$50,000	$ 0	$ 5,509,824
Mr. Real Renaud							
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$ 796,337	$5,294,464	$ 0	$ 0	$ 6,090,801
Involuntary Termination (Severance)—Not for Cause/ Good Reason	$1,687,964	$125,518	$ 796,337	$5,294,464	$50,000	$ 0	$ 7,954,283
Mr. David Johst							
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$1,393,512	$1,946,484	$ 0	$ 0	$ 3,339,996
Involuntary Termination (Severance)—Not for Cause/ Good Reason	$1,545,232	$ 98,633	$1,393,512	$1,946,484	$50,000	$ 0	$ 5,033,861
Dr. Nancy Gillett							
Disability, Death, Retirement, Voluntary Termination and For Cause Termination	$ 0	$ 0	$ 900,220	$ 627,477	$ 0	$ 0	$ 1,527,697
Involuntary Termination (Severance)—Not for Cause/ Good Reason	$1,509,872	$119,720	$ 900,220	$ 627,477	$50,000	$ 0	$ 3,207,289

(1) Equity value following a change-in-control reflects the value of all unvested stock options, restricted stock and performance awards, assuming all options and restricted stock outstanding as of the date of the change-in-control accelerate and become fully exercisable (using the Company's closing stock price on December 26, 2008 of $25.02).

(2) Reflects a maximum payment for professional outplacement services.

2008 Director Compensation

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board of Directors while aligning the interests of directors with the interests of stockholders by linking a portion of their compensation to stock performance. In setting Director Compensation, the Company considers the significant amount of time that Directors expend in fulfilling their duties to the Company as well as the skill-level required by the Company of members of the Board.

The following table sets forth all of the compensation awarded to, earned by, or paid to the Company's Directors for the year ended December 27, 2008.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
William H. Waltrip	90,000	116,038	98,535	—	304,573
George E. Massaro	80,000	116,038	98,535	—	294,573
George M. Milne, Jr.	70,000	116,038	98,535	—	284,573
Stephen D. Chubb	65,000	116,038	98,535	—	279,573
Douglas E. Rogers	60,000	116,038	98,535	—	274,573
Samuel O. Thier	60,000	116,038	98,535	—	274,573
Nancy T. Chang	60,000	225,704	200,443	—	486,147
C. Richard Reese	60,000	278,624	205,630	—	544,254
Deborah T. Kochevar(5)	24,000	18,640	11,337	—	53,977

(1) Reflects aggregate dollar amount of all fees earned for services as a director, including annual retainer fees, committee and/or chairmanship fees. A description of the applicable fees can be found below.

(2) Amounts reflect the compensation cost for fiscal year 2008 of the Directors restricted stock, calculated in accordance with SFAS 123(R). As calculated in accordance with SFAS 123(R), the full grant date fair value of the restricted stock awards granted to directors in May 2008 was $61.72 per director (not including Dr. Kochevar, who was not on our board at that time). The full grant date fair value of the restricted stock awards granted to Dr. Kochevar in November 2008 was $107,700. As of December 27, 2008, each current director held the aggregate number of unvested restricted stock awards as follows: Chang—2,000, Chubb—2,000, Kochevar—3,000, Massaro—2,000, Milne—2,000, Reese—5,000, Rogers—2,000, Thier—2,000, Waltrip—2,000.

(3) Amount reflects the compensation cost for fiscal year 2008 of the Directors' stock options, calculated in accordance with SFAS 123(R) and using the Black-Scholes valuation model utilizing the Company's assumptions expensed over the vesting period of the stock options, but does not include any assumed forfeitures. See note 8 to our Notes to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 27, 2008 for a discussion of the assumptions used by the Company in the Black-Scholes valuation model. The full grant date fair value of the stock option awards granted to each of the directors in May 2008, was $94,014 per director (excluding Dr. Kochevar) and the full grant date fair value of the stock option awards granted to Dr. Kochevar in November 2008 was $76,840). As of December 27, 2008, each current director held the aggregate number of option awards as follows: Chang—14,500, Chubb—48,000, Kochevar—8,500, Massaro—36,000, Milne—48,000, Reese—14,500, Rogers—12,000, Thier—36,000, Waltrip—48,000.

(4) We occasionally invite the directors and their spouses to certain events, including an annual multi-day offsite board meeting (typically in February), which historically had been attended by our executives and their spouses. We believe these events provide valuable opportunities to meet and establish relationships with senior executives, enhance leadership development and succession planning strategies and advance our business objectives. Amounts that would be included in this column would have included the incremental costs to the Company of items, including travel costs for spouses, meals and activities that may be considered to provide a personal benefit in connection with these events. However, no director of the Company received perquisites and other personal benefits (including those related to the events described in the preceding sentence) equal to or exceeding $10,000 in the aggregate.

(5) Dr. Kochevar was elected to the Board on October 29, 2008.

The Company pays each non-employee director an annual fee of $60,000 for service as a director of the Company, except for members of the Audit Committee, who are paid an annual fee of $65,000. Additional fees are paid to the combined Lead Independent Director/Chair of the Governance Committee ($25,000), the Chair of the Audit Committee ($15,000) and the Chair of the Compensation Committee ($10,000) for their additional responsibilities. No additional fees are paid for attending meetings of the Board or any Committee of the Board. Expenses incurred in attending Board of Directors meetings and committee meetings are reimbursed by the Company.

Since fiscal 2007, each non-employee director has been eligible to receive options under the Company's stock option plans. Each unaffiliated, non-employee director has been granted (1) an option to purchase 8,500 shares of common stock and (2) 3,000 shares of restricted stock on the first day of the month following his or her initial election or appointment to the Board. Board members also have received annual equity grants. In May 2008, each non-employee director was granted (1) an option for 6,000 shares of common stock and (2) 2,000 shares of restricted stock. Options granted to members of the Board of Directors vest in full, one year from the date of grant and expire five or seven years from the date of grant, and restricted stock vests in full, one year from the date of grant.

In 2008, the Corporate Governance and Nominating Committee modified the equity award grants to non-employee directors, effective January 1, 2009. Accordingly, starting in fiscal 2009, each unaffiliated non-employee director will be granted (1) stock options and restricted stock having a target value of approximately $275,000 on the first day of the month following his or her initial election or appointment to the Board and (2) stock options and restricted stock having a target value of approximately $185,000 on an annual basis following the annual meeting of shareholders of the Company. Consistent to the long-term incentive equity awards to Company management, one-half of the targeted awards will be issued in the form of stock options, and one half in the form of restricted stock, utilizing Black-Scholes pricing models. The Corporate Governance and Nominating Committee consulted with Pearl Meyer & Partners in determining these values, which were based upon a general comparative review of director compensation and competitive market practices for similarly sized companies operating in the area of life sciences, with a target value based upon the 50th percentile.

In order to further align the interests of directors and shareholders, the Board of Directors has mandated that, to the extent permissible, directors have a significant financial stake in the Company. Accordingly, as set forth in the Company's Corporate Governance Guidelines, each director who has served on the Board for at least three years is required to own a minimum of 5,000 shares of Company stock (excluding stock options, stock subject to future vesting requirement, or other similar unvested and inchoate equity holdings). Board members who are subject to third party restrictions on their stock holdings (e.g., certain academic institutions), shall be permitted to own stock in an amount that is appropriate for them in light of such other restrictions. In addition, each of our incumbent directors who were elected to the Board on May 8, 2007 will have until May 8, 2010 to come into compliance with this policy and, until such date, will instead be required to own a minimum of $100,000 in shares of Company common stock utilizing an assumed per share value based upon the average of the closing price of the Company's common stock for each of the previous four (4) fiscal quarters. As of the date of this proxy statement, all of our directors are in compliance with this holding requirement.

Related Person Transaction Policy

The Company maintains a formal Related Person Transactions Policy (available on our website at *www.criver.com* under the "Investor Relations—Corporate Governance" caption) which is intended to promote the timely identification of transactions involving "related persons" (as such term is defined pursuant to SEC regulations) and to ensure we give appropriate consideration to any real or perceived conflicts in our commercial arrangements. The policy covers any financial transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships), including indebtedness and guarantees of indebtedness and transactions involving employment and similar relationships. The Board has designated the Audit Committee to oversee this policy.

In determining whether applicable transactions are compliant with this policy, the Audit Committee is directed to determine whether the related person has a direct or indirect material interest in the transaction. The absence of a direct or indirect material interest, or satisfaction of any of the following criteria, indicates that there is no related person transaction:

- transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;
- transactions in which the related person's interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of a class of equity securities of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis;
- compensation arrangements of any executive officer, other than an individual who is an "immediate family member" (as defined in the Related Person Transactions Policy) of a related person, if such arrangements have been approved by the Board of Directors or the Compensation Committee; or
- Director compensation arrangements, if such arrangements have been approved by the Board of Directors or the Corporate Governance and Nominating Committee.

If the transaction qualifies as a related person transaction the Audit Committee then considers all relevant facts and circumstances, including without limitation: commercial reasonableness of the terms; the benefit and perceived benefit, or lack thereof, to the Company; opportunity costs of alternate transactions; the materiality and character of the related person's direct or indirect interest; and the actual or apparent conflict of interest of the related person. The Committee will not approve or ratify a related person transaction unless it shall have determined that, upon consideration of all relevant information, the transaction is either (1) in or (2) is not inconsistent with, the best interests of the Company and its shareholders.

As of the date of this Proxy Statement, the Company is not aware of the existence of any related person transaction since the beginning of fiscal year 2008.

Compensation Committee Interlocks and Insider Participation

During the 2008 fiscal year, the Compensation Committee consisted of Dr. Chang, Dr. Milne, and Messrs. Rogers and Waltrip. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. The Company is not aware of any compensation committee interlocks.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors consists entirely of directors who meet the independence and experience requirements of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. During fiscal 2008, the Committee consisted of Messrs. Massaro, Chubb and Waltrip.

The Audit Committee assists the Board in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its external audit processes. The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board. The Audit Committee reviews and reassesses the Charter annually and recommends any changes to the Board for approval. The Audit Committee is responsible for overseeing the Company's overall financial reporting process. The Board of Directors has determined that Stephen D. Chubb and George E. Massaro are both Audit Committee financial experts. In fulfilling its responsibilities for the financial statements for the fiscal year ended December 27, 2008, the Audit Committee took the following actions:

- Reviewed and discussed the audited financial statements for the fiscal year ended December 27, 2008, the quarterly financial statements and the annual and quarterly earnings press releases with management, which has primary responsibility for the financial statements and the earnings releases, and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm.
- Reviewed and discussed with management the requirements under Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 and monitored the activity surrounding the compliance initiative of the Company's management and the audit-related activity of PricewaterhouseCoopers LLP.
- Met with the Company's management, internal auditors and PricewaterhouseCoopers LLP, separately and together, with and without management present, to discuss the Company's financial reporting process and internal controls over financial reporting in addition to other matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.
- Received written disclosures and the letter from PricewaterhouseCoopers LLP regarding its independence as required by the Public Company Accounting Oversight Board. The Audit Committee further discussed with PricewaterhouseCoopers LLP their independence and acknowledged their independence.
- Considered the status of taxation matters and other areas of oversight relating to the financial reporting and audit process that the Committee determined appropriate.
- Reviewed with the independent auditor all services provided during 2008 and found no independence concerns and approved all work in advance of completion consistent with prescribed policy and procedures.
- Monitored compliance with the policies and procedures for the engagement of the independent registered public accounting firm. The Committee engaged the independent registered public accounting firm only for certain services including audit, audit-related and specifically approved tax and other services.

- Monitored compliance with the policy and procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls over financial reporting and auditing matters.

Based on the Audit Committee's review of the audited financial statements, and representations made by and discussions with management and PricewaterhouseCoopers LLP, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 2008 for filing with the Securities and Exchange Commission.

Mr. George E. Massaro (Chair)
Mr. Stephen D. Chubb
Mr. William H. Waltrip

The foregoing report should not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, by any general statement incorporating by reference this Proxy Statement except to the extent that Charles River Laboratories specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

OTHER MATTERS

Code of Business Conduct and Ethics

All our employees and officers, including our Chief Executive Officer and Chief Financial Officer, and members of our Board of Directors, are required to abide by our Code of Business Conduct and Ethics to ensure that our business is conducted in a consistently legal and ethical manner. This Code forms the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and an abiding belief in the integrity of our employees. Our policies and procedures cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Business Conduct and Ethics. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We currently have such procedures in place, and we will monitor any rules adopted by the SEC to determine whether we need to modify our processes.

The full text of our Code of Business Conduct and Ethics is available on our website at *www.criver.com*, under the "Investor Relations—Corporate Governance" caption. We will disclose any future material amendments to the Code of Business Conduct and Ethics and any waivers granted to any director or officer within two business days following the date of such amendment or waiver.

Shareholder Proposals for 2010 Proxy Statement

Shareholders who wish to present proposals for inclusion in the Proxy Statement relating to the Company's Annual Meeting of Shareholders to be held in 2010 may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934 and the Company's by-laws. To be eligible, shareholder proposals must be received by the Corporate Secretary of the Company no later than December 1, 2009.

Under the Company's By-laws, if a shareholder wishes to present a proposal before the 2010 Annual Meeting but does not wish to have the proposal considered for inclusion in the Company's proxy statement and proxy card, such shareholder must give written notice to the Corporate Secretary of the Company, Charles River Laboratories International, Inc., 251 Ballardvale Street, Wilmington, MA 01887. The Corporate Secretary must receive such notice not less than 90 days nor more than 120 days prior to May 7, 2010, provided that, if the 2010 Annual Meeting is not held within 30 days before or after May 7, 2010, then such nomination must be delivered to or mailed and received by the Corporate Secretary no later than the later of the close of business on the 70th day prior to May 7, 2010 or the close of business on the 10th day following the date on which public announcement of the date of the meeting is made by the Company. If we do not receive timely notice of a proposal to be presented at the 2010 Annual Meeting, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when any such proposal is raised at the meeting.

Obtaining Additional Information about the Company

The Notice of Meeting, this Proxy Statement, the enclosed proxy and the Company's Annual Report to Shareholders for the year ended December 27, 2008 are being mailed to shareholders on or about March 31, 2009. The Company's Annual Report to Shareholders includes a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 2008 (other than exhibits thereto), as filed with the SEC. The Form 10-K provides additional information about the Company. Exhibits will be provided upon written request and payment of an appropriate processing fee. A copy of the Company's Annual Report on Form 10-K (with exhibits) for the year ended December 27, 2008 can also be found on the SEC website at *www.sec.gov*.

Copies of the charters of the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, the Company's Corporate Governance Guidelines, and the Company's Code of Business Conduct and Ethics are also available upon request from any shareholder to the Company, Attn: Corporate Secretary, 251 Ballardvale Street, Wilmington, MA 01887.

Certain Matters Relating to Proxy Materials and Annual Reports

The Company satisfies SEC rules regarding delivery of proxy statements and annual reports by delivering a single proxy statement and annual report to an address shared by two or more Company shareholders. This delivery method is referred to as "householding" and can result in meaningful cost savings for the Company. In order to take advantage of this opportunity, the Company has delivered only one proxy statement and annual report to multiple shareholders who share an address, unless contrary instructions were received from affected shareholders prior to the mailing date. We undertake to deliver promptly upon written or oral request a separate copy of the proxy statement and/or annual report, as requested, to a shareholder at a shared address to which a single copy of these documents was delivered. If you hold stock as a registered shareholder and prefer to receive separate copies of a proxy statement or annual report either now or in the future, please contact Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, telephone 1-877-282-1168, website: http://www.Computershare.com. If your stock is held through a broker or bank and you prefer to receive separate copies of a proxy statement or annual report either now or in the future, please contact your broker or bank.

Forward Looking Statements

This Proxy Statement, and in particular the sections entitled "Compensation Discussion and Analysis" and "Executive Compensation and Related Information—Potential Payments Upon Termination or Change in Control", contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These include statements regarding future events and the future results of the Company and the employment of our named executive officers that are based on the beliefs and assumptions of our management as well as certain scenarios required by the federal securities laws rules and regulations. These statements are based on current expectations and beliefs of Charles River as well as particular hypothetical situations, and involve a number of risks, uncertainties, and assumptions that are difficult to predict, including the employment prospects of our named executives upon a change-in-control and the value of their benefits upon such events. You should not rely on forward-looking statements because they are predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our Form 10-K for the fiscal year ended December 27, 2008 under the sections entitled "Risks Related to Our Business and Industry," "Our Strategy," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our press releases and other financial filings with the Securities and Exchange Commission. We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks.

Other Business

The Board of Directors knows of no other business which will be presented to the Meeting. If any other business is properly brought before the Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

By order of the Board of Directors:
David P. Johst
Corporate Secretary

Wilmington, Massachusetts
March 31, 2009

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE.

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